Form 10-K, Exhibit 13
period 1994-12-31
LUFKIN INDUSTRIES INC
filed 1995-03-28
CIK 60849

Exhibit 13.  Portions of Lufkin Industries, Inc. Annual Report to Shareholders

                            LUFKIN INDUSTRIES, INC.
                             LETTER TO SHAREHOLDERS

For the year ended December 31, 1994, Lufkin Industries made great strides in improving our operating results. The actions taken the last two years to increase our competitive position in each of our major product groups are producing positive results. Sales in 1994 increased 7% to $217.3 million compared with $202.2 million for the year ended December 31, 1993. Three out of our four major product groups -- power transmission products, foundry castings, and trailers -- showed strong increases in sales compared with 1993.

The general improvement in economic conditions created stronger demand which contributed to trailer sales being up 37% to $87.8 million. Sales of power transmission products were up 16% to $55.3 million. This increase reflects a greater presence in the international markets we serve and in the repair and after-service markets. Our foundry castings sales increased 25% in 1994 to $30.2 million as Lufkin continued to expand its market share in engineered castings and maintained our strong presence in the forklift counterweight market.

Oil field equipment sales, which declined 30% to $40.9 million in 1994, continued to be adversely affected by the record low levels of activity in the oil fields, particularly in the United States. To partially offset the decline in revenues, we have significantly reduced operating costs through consolidation in the Lufkin, Texas facility as well as a restructuring of our sales and marketing functions. Product redesign to better serve our customers and to reduce costs is an ongoing process. Our more efficient operations provide the Company with added flexibility to meet the needs of our worldwide customers.

Lufkin reported a net loss for the year ended December 31, 1994, of $1.2 million, or $.18 per share, including the $11.2 million pre-tax special inventory write-downs taken during the second and third quarters. Because of the severe decline in oil field sales during 1994 and the unstable economic conditions in both Russia and Venezuela, the Company reviewed its inventories and made the decision to write down certain high quality products that were built primarily for the Russian and Venezuelan markets to a conservative estimate of their net realizable value based on current market conditions.

Lufkin continues to review its product offerings and look for new opportunities. During 1994, Lufkin exited the industrial supply business to focus on engineered products which are our core businesses.

Lufkin ended fiscal 1994 in a stronger operating position. At December 31, 1994, the Company's working capital was $70.8 million and our backlog totaled $109 million. The balance sheet and financial strength of the Company were improved with the sale of surplus assets and through cash generated from operations.

We enter 1995 in an improved position to continue to leverage on the success we have achieved in improving our operations and in developing new products. For the future, our focus remains clear. Lufkin will continue to capitalize on its reputation for manufacturing the highest quality products for the industries we serve. In addition, we are dedicated to maximizing our many strengths to achieve further improvement in our financial results.

Sincerely,



Douglas V. Smith
President and Chief Executive Officer

                            LUFKIN INDUSTRIES, INC.

OIL FIELD PUMPING UNITS

The decline in the domestic market for pumping units stems from a 30-year low in activity mainly reflecting the decline in oil prices since 1993. As a result, drilling rig counts were down and oil well completions were at a historic low. However, Lufkin's well-established position in the major oil producing areas of the world has enabled the Company to maintain its presence in all major markets.

Lufkin's oil field pumping units are known throughout the world as the industry standard. The types of units produced include conventional, beam-balanced, air-balanced, low profile, slant hole, and trailer mounted. The Company's units are extremely adaptable to meet customers' various production demands.

Lufkin's success in the world's market for pumping units has been achieved in part by our production engineering which utilizes machining cells and a conveyor system for mechanical handling. The manufacturing process uses a continuous flow operation that reduces manufacturing time and improves efficiency. Lufkin also has local manufacturing capability in many of our international markets which allows us to meet specific country content requirements. The ability to deliver quality products, the availability of onsite installation and necessary technical support, and the capability to respond to customers' needs in a timely fashion will allow Lufkin to capitalize on its strengths when the oil market improves.

The domestic oil field pumping unit market remains the largest in the world with over 580,000 wells in operation. Approximately 96% of these wells require some type of artificial lift or pumping unit and around 87% need the type of beam-pumping unit Lufkin manufactures. Internationally, there are bright spots in certain markets of South America as privatization of state-owned oil industries takes place; in Canada, where there have been government incentives to drill for natural gas and oil; and in forming alliances with oil companies to supply some of the less developed, but rapidly growing areas of the world.

The future for the type of equipment Lufkin manufactures is brighter today than it has been during the recent past. Our worldwide surplus of oil is declining as economies around the world continue to expand. As supply and demand factors for oil continue to come more closely in line, Lufkin is in an excellent position to participate in the growth of this market.

TRAILERS

The U.S. trailer market is estimated to be approximately $3.5 billion. Historically, it is a market that is sensitive to overall economic conditions in the transportation industry as well as to the general economy. Demand for trailers was very strong in 1994 and Lufkin was positioned to improve its operating results.

Lufkin manufactures many sizes and styles of vans, platforms, and high capacity, light-weight dump trailers. The Company's trailers are known for their quality construction, reliability, innovation of design, and competitive price, all of which are important to Lufkin's diverse customer base.

Lufkin's ability to design products using the most effective engineering technology was enhanced in 1994 with the addition of several CAD-CAM work stations. Lufkin's use of the latest technology has been incorporated into two new trailer products, a composite flat bed introduced in June 1994 which has been well received and a plate trailer which is being introduced in 1995 with full production scheduled for 1996.

The outlook for trailers is expected to remain strong through 1995 driven in part by a robust U.S. manufacturing sector. Coming out of the slower economic environment of the last few years, there has been a pent-up demand for trailers. Additionally, the demand for trailers has increased as a result of many shippers' adopting just-in-time inventory systems which require more frequent deliveries, companies choosing to outsource their transportation needs and more trailers being used as warehouses for short-term storage. NAFTA has also offered some opportunity for sales into Mexico and Canada. These trends, as well as a

                            LUFKIN INDUSTRIES, INC.

general aging of trailer fleets, bode well for Lufkin trailers in the future.

FOUNDRY CASTINGS

The past year was an excellent one for Lufkin's foundry castings. The general improvement in the overall domestic economy led to a record year. Contributing also to the year's achievement was the unleashing of pent-up demand from the previous business cycle and the effect of several players in the foundry industry being forced out during the last business cycle, which reduced the supply available -- all to the benefit of Lufkin.

Lufkin's foundry casting capabilities span the spectrum of castings specifications used in many industrial applications from gray iron to ductile iron. The Company has the capability to produce over 300 tons of iron castings a day.

Customers for Lufkin's foundry castings are mainly in the manufacturing segment of the economy. They include those in the heavy equipment, pump and compressor, valve, and machine tool industries. Lufkin has targeted the more technically demanding ductile and gray iron castings used in the valve, compressor, and machine tools industries as good growth prospects.

The goal for the coming year is to build on the success achieved in 1994. Lufkin is dedicated to manufacturing the highest quality products and improving further its well-engineered products while maximizing its manufacturing capabilities.

POWER TRANSMISSION

Lufkin is a leading manufacturer of power transmission equipment used throughout the world. The Company's precision-made gears range in sizes up to 192 inches in diameter, in weights from 300 pounds to 250 tons, and in power requirements from 20 to 85,000 horsepower. By serving a wide array of applications in the power generation, petro-chemical, gas transmission, and marine propulsion markets to applications in the steel, rubber, sugar, and mining industries, many of the Company's products become integral parts of large processing units.

Lufkin Industries' power transmission products are primarily parallel shaft, enclosed gear drives. However, the product line is being expanded to encompass other types of gearing. Customers for the full range of Lufkin products have very stringent performance requirements. Often these requirements must be proved through extensive testing prior to shipment. Lufkin has one of the most advanced test facilities in the industry, staffed by experienced test engineers.

The expanding market for gas turbine-powered generators for use in electrical power generation is fueling demand for Lufkin's high-speed gear units. Lufkin's gears are required to convert the energy from the turbine to the correct speed to drive the generators. High performance demands of these applications require state-of-the-art design, manufacturing, assembly, and testing capabilities. In the global market for these products, Lufkin is recognized as an industry leader.

The demand for power generation equipment has grown significantly in developing countries, particularly in China and Southeast Asia. In this rapidly developing part of the world, the demand for electricity far exceeds current supply. The small-to-medium-size gas-powered generators can be brought on stream much faster and more economically than larger power stations, thereby enabling quick, incremental additions to electricity grids that are unable to meet the increased local demand.

Demand for co-generation applications is also expected to increase in the medium-term, as emphasis is placed

                            LUFKIN INDUSTRIES, INC.

on energy efficiency in response to both environmental concerns and energy conservation. Lufkin's gears are also used in a variety of applications in the petroleum refining and petro-chemical industry. The petro-chemical industry is experiencing a resurgence, driven in part by relatively cheap feedstocks, coupled with the general expansion in the global economy, which is stimulating demand for chemicals, plastics, and other petro-chemical products.

Another significant market for Lufkin's gear products is in the field of energy transforming equipment. In these applications Lufkin gears drive pumps and compressors. Gas transmission, as well as oil and gas drilling and refining, are end markets for products of this type.

The industries that call for Lufkin's low-speed, high-torque gears are also showing signs of growth. The sugar refining sector will be modernizing and consolidating to achieve higher efficiencies. Demand for sugar products is growing, particularly in the developing world. Rubber and steel industries have been expanding as the U.S. and Europe move out of recession and as demand for automobiles and industrial products increases. The demand by mining and cement industries for Lufkin's low-speed units is steadily increasing as activity associated with economic revitalization gathers pace in the rebuilding of infrastructure around the globe.

Lufkin also manufactures and markets a line of heavy duty winches that is respected throughout the timber industry. This product line is being expanded through the creation of new, lighter weight, higher capacity winches designed to meet the changing needs of timber harvesters around the world.

Lufkin has successfully expanded its worldwide power transmission markets by providing its customers with a full range of new high value-added products coupled with superior marketing and technical support. Through the Company's vertical integration of its engineering, manufacturing, and service capabilities, these expanded product and service offerings can be custom tailored for applications in both the new equipment and aftermarket markets. Lufkin continues to develop new products for existing markets and to select new market niches for new product technologies. The Company maintains a strong commitment to ongoing investments in technology, training, and recruitment of high caliber people. These factors, combined with Lufkin's focus on continuous improvement, have resulted in the Company being recognized as an industry leader in quality, as demonstrated by the Company's certification to ISO 9001.

                            LUFKIN INDUSTRIES, INC.
                                FINANCIAL REVIEW
                    Lufkin Industries, Inc. and Subsidiaries

COMMON STOCK INFORMATION

                                      1994                      1993
                             ------------------------  ------------------------
                                Stock Price               Stock Price
                               ------------               -----------
Quarter                        High   Low    Dividend    High   Low    Dividend
- -------                        ----   ---    --------    ----   ---    --------
First                        $19.50  $16.50      $.15  $20.00  $14.50      $.15
Second                        20.00   17.63       .15   17.50   15.00       .15
Third                         20.75   18.00       .15   19.00   14.75       .15
Fourth                        18.75   15.50       .15   21.75   16.75       .15

 The Company's common stock is traded on The Nasdaq Stock Market under the symbol LUFK and as of February 28, 1995, there were approximately 900 record holders of its common stock.

 The Company has paid cash dividends for 55 consecutive years. Total dividend payments were $4,075,000 in 1994 and 1993.

QUARTERLY FINANCIAL DATA (UNAUDITED)


In millions, except           First      Second       Third        Fourth
per share data               Quarter    Quarter      Quarter      Quarter
- -------------------          -------    --------     --------     ---------
1994
Net sales                      $49.1     $53.9        $55.9        $58.4
Gross margin                     5.7       5.0(a)      (3.7)(a)(b)   9.2 (b)
Net earnings (loss)               .4        .5(a)      (5.1)(a)(b)   3.0 (b)
Earnings (loss) per share         .06       .07(a)      (.75)(a)(b)   .44(b)

1993
Net sales                      $45.8     $48.3        $52.8        $55.3
Gross margin                     4.4       4.7          7.0         10.0
Net earnings (loss)             (1.2)     (1.1)         1.3          3.5
Earnings (loss) per share        (.17)     (.16)         .19          .52

- --------------
(a) Gross margins in the second and third quarters were reduced by special inventory provisions of $1.0 million and $12.7 million, respectively. The net after tax effect of these special writedowns was $.7 million or $.10 per share in the second quarter and $8.4 million or $1.23 per share in the third quarter.

(b) Includes LIFO benefits of $2.5 million and $2.9 million in the third and fourth quarters, respectively. The net after tax effect of these LIFO benefits was $1.7 million or $.25 per share in the third quarter and $1.9 million or $.28 per share in the fourth quarter.


ADDITIONAL FINANCIAL INFORMATION

          Stockholders may obtain additional information for the year ended December 31, 1994, from the Company's Form 10-K Report filed with the Securities and Exchange Commission. A copy of such report may be obtained without charge by written request to the Secretary, Lufkin Industries, Inc., P.O. Box 849, Lufkin, Texas 75902-0849.

                            LUFKIN INDUSTRIES, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    Lufkin Industries, Inc. and Subsidiaries

RESULTS OF OPERATIONS

 Net sales for 1994 were $217.3 million compared to $202.2 and $178.6 million for 1993 and 1992, respectively. The Company reported an operating loss of $3.1 million for 1994. In 1993 and 1992, the Company had operating income of $1.7 million and an operating loss of $41.5 million, respectively. The Company reported a net loss of $1.2 million for 1994, compared to net income of $2.5 million in 1993 and a net loss of $34.8 million in 1992. The 1994 results included an $11.2 million pre-tax charge for special inventory write downs and the 1992 results include restructuring charges totaling $24.3 million.

 In 1994, the Company experienced revenue growth in three of its four major product groups. The Company sold its Industrial Supplies unit in June of 1994. The annual percentage increase (decrease) of revenues for the Company's product groups for the three years ended December 31, 1994 were as follows:

                               Annual increase (decrease)
                              ---------------------------
                               1994       1993      1992
                              ------     ------    ------
Oil field pumping units         (30)%       6%       (56)%
Power transmission products      16         9         (7)
Foundry castings                 25        21         31
Trailers                         37        24         (3)
                               ------    -----      -----
   Total company                  7%       13%       (28)%
                               ------    -----      -----


 The sales mix of the Company's products for the three years ended December 31, 1994 were as follows:


                                Percent of total sales
                              ---------------------------
                               1994       1993      1992
                              ------     ------    ------
Oil field pumping units          19%       29%       31%
Power transmission products      25        23        25
Foundry castings                 14        12        11
Trailers                         41        32        29
Industrial supplies               1         4         4
                               -----      ----      ----
   Total company                100%      100%      100%
                               -----      ----      ----

  During 1994, U.S. drilling activities continued at record low levels. The Company experienced a 30% reduction of its 1994 oil field revenues compared to 1993. Oil field revenues in 1994 were $40.9 million compared to $58.6 million and $55.1 million in 1993 and 1992, respectively. In contrast to the declining revenues, the Company strengthened oil field margins by reducing operating costs through the completion of the consolidation of all U.S. manufacturing into the Lufkin, Texas facility and through the realization of a favorable product mix due to larger sized pumping units being sold into the Argentine market. Oil field bookings for 1994 were $42.9 million and the year-end backlog was $8.5 million, compared to 1993 bookings of $56.0 million and backlog of $6.8 million.

  Power Transmission sales of $55.3 million were 16% higher than 1993 sales. Sales for 1993 and 1992 were $47.6 million and $43.6 million, respectively. In 1994, the Company booked new orders totalling $54.0 million compared to $48.2 million in 1993. The increase in new orders reflects the Company's focused efforts to expand its international presence and its participation in the higher margin repair and service after markets. Power Transmission ended 1994 with a $21.1 million backlog, compared to $22.1 million and $21.6 million in 1993 and 1992, respectively.

  Foundry castings sales increased 25% to $30.2 million in 1994 as compared to $24.2 million in 1993 and $20.0 million in 1992. The increase in the 1994 sales continues the favorable growth reported in 1993 and 1992 which included sales increases of 21% and 31%, respectively. During 1994, the Company expanded its participation in the engineered castings market and maintained its strong position in the forklift counterweight market. By expanding the product offering to a full range of engineered grey and ductile iron castings, the Company realized an improved product mix with improved profit margins. In 1994, the Company booked $30.3 million in new orders compared to $27.0 million in 1993. At December 31, 1994, the Company ended the year with a $4.2 million backlog compared to $4.9 million in 1993 and $2.3 million in 1992.

                            LUFKIN INDUSTRIES, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    Lufkin Industries, Inc. and Subsidiaries

 Trailer product sales of $87.8 million were up 37% over 1993 and 69% over 1992. This strong performance followed the Company's January 1994 decision to not sell its Trailer Division as previously announced. During 1994, the Company increased its production capacity while maintaining its favorably restructured cost position enabling the Company to respond to strong near term market conditions. In 1994, the Company booked $112.4 million in new business compared to $93.0 million in 1993. The Company ended the year on December 31, 1994 with a Trailer backlog of $75.6 million compared to $51.3 million in 1993.

  The Company's 1994 gross profit before the special inventory write downs and the 1993 gross profit were 13% in both years compared to 7% in 1992. The Company maintained its gross margin in 1994 through improved product mixes in the Company's Oil Field, Power Transmission and Foundry Castings business groups and focused cost reduction programs as higher margin oil field sales were replaced with historically lower margin trailer sales.

  During the second and third quarters of 1994, the Company reported special inventory write downs, which totaled $13.7 million (pre-tax/pre-LIFO benefit), to reduce inventory values for certain oil field inventories previously manufactured for the former Soviet Union and Venezuelan markets as well as certain other slow moving products. An estimated LIFO benefit of $2.5 million was recognized as part of the third quarter write down. During the fourth quarter, the final LIFO impacts were determined and an additional year end LIFO benefit of $2.9 million was recorded as a credit to cost of sales.

  Selling, General and Administrative expenses (S. G. & A.) decreased by 16% in 1994 to $20.9 million, compared to $24.7 million in 1993. S. G. & A. expenses in 1992 were $27.5 million. The major components of the 1994 expense reductions were reduced sales commissions to overseas representatives, reduced salaries and related benefits, reduced travel costs and reduced expenses associated with the consolidation of the Company's Churchill unit formerly in Chanute, Kansas into the Company's Lufkin, Texas facilities and the sale of the Company's Industrial Supply facility.

  Other income increased to $1.6 million in 1994 compared to income of $.3 million in 1993 and a net expense of $1.6 million in 1992. The primary reason for this favorable improvement was a gain of $1.4 million recognized during 1994 on the sale of the Company's Oil field Division Churchill manufacturing facility and related equipment in Chanute, Kansas, which was partially offset by a minor loss from the sale of the Company's Industrial Supply unit. Investment income decreased $1.3 million in 1994. The 1994 investment income totaled $1.3 million compared to $2.6 million in 1993 and $3.3 million in 1992. Although the average balance of temporary investments increased during the year, the Company realized capital losses on investments of $.9 million and the interest income from notes receivable declined $.8 million as the balance of notes receivable was reduced during the year.

LIQUIDITY AND CAPITAL RESOURCES

  At December 31, 1994, the Company had working capital of $70.8 million compared to $71.6 million in 1993 and $62.1 million in 1992. The Company generated $25.6 million net cash from operating activities in 1994. The net cash provided from operating activities in 1993 and 1992 was $24.3 million and $25.5 million, respectively. Dividends totaling $4.1 million were paid in both 1994 and 1993. The 1992 dividends were $9.2 million. The Company believes that existing working capital will be sufficient to satisfy its 1995 requirements.
In recent years, the expansion of facilities has been financed with internally generated funds, and the Company plans to finance future improvements of its facilities in this manner. No significant commitments were outstanding at December 31, 1994.

                            LUFKIN INDUSTRIES, INC.
                           CONSOLIDATED BALANCE SHEET
                    Lufkin Industries, Inc. and Subsidiaries


December 31, 1994 and 1993
(Thousands of dollars)

ASSETS                                                   1994        1993
- ------                                                 -------     -------
Current assets:
Cash                                                   $   207    $    816
Temporary investments                                   36,716      19,539
Receivables, net                                        28,262      37,603
Inventories                                             21,919      33,158
Deferred income taxes                                    4,522       3,130
                                                      --------    --------
   Total current assets                                 91,626      94,246

Property, plant and equipment:
Land and improvements                                    8,801       8,974
Buildings                                               52,076      51,493
Machinery and equipment                                167,387     165,327
                                                      --------    --------
   Total property, plant and equipment                 228,264     225,794
Less accumulated depreciation                         (167,558)   (161,538)
                                                      --------    --------
   Total property, plant and equipment - net            60,706      64,256

Prepaid pension costs                                   17,784      14,156
Assets held for sale                                         -       3,164
Other assets                                             6,658       6,724
                                                      --------    --------
   Total                                              $176,774    $182,546
                                                      --------    --------

LIABILITIES AND STOCKHOLDERS' EQUITY
- -------------------------------------
Current liabilities:
Accounts payable                                      $ 10,661    $  9,865
Accrued liabilities:
Payrolls and benefits                                    4,574       4,683
Accrued warranty expenses                                2,265       2,941
Property taxes                                           2,158       2,786
Commissions and other                                    1,137       2,401
                                                      --------    --------
   Total current liabilities                            20,795      22,676

Deferred income taxes                                    6,172       4,752
Post retirement benefits liability                      11,843      11,627

Stockholders' equity:
Common stock, par $1 per share; 20,000,000 shares
   authorized; 6,792,381 shares issued                   6,792       6,792
Capital in excess of par                                15,372      15,372
Retained earnings                                      116,845     122,127
Cumulative translation adjustment                       (1,045)       (800)
                                                      --------    --------
Total stockholders' equity                             137,964     143,491
                                                      --------    --------
   Total                                              $176,774    $182,546
                                                      --------    --------

See notes to consolidated financial statements

                            LUFKIN INDUSTRIES, INC.
                       CONSOLIDATED STATEMENT OF EARNINGS
                    Lufkin Industries, Inc. and Subsidiaries

Years ended December 31, 1994, 1993 and 1992
(Thousands of dollars, except per share data)
                                                     1994       1993        1992
                                                   --------   --------    --------
Sales                                              $217,273   $202,225    $178,565
                                                   --------   --------    --------
Costs and expenses:
   Cost of sales                                    189,826    176,099     166,620
   Selling, general and
      administrative expenses                        20,898     24,737      27,539
   Special inventory provision                       11,224          -           -
   Restructuring costs                                    -          -      24,339
   Other expense (income), net                       (1,610)      (347)      1,552
                                                   --------   --------    --------
      Total costs and expenses                      220,338    200,489     220,050
                                                   --------   --------    --------
Operating income (loss)                              (3,065)     1,736     (41,485)
Investment income                                     1,266      2,558       3,255
                                                   --------   --------    --------
Earnings (loss) before income taxes                  (1,799)     4,294     (38,230)
Income taxes (benefits)                                (592)     1,745     (10,977)
                                                   --------   --------    --------
Earnings (loss) before cumulative
   effect of a change in accounting
   for post retirement benefits                      (1,207)     2,549     (27,253)

Cumulative effect of a change in accounting
   for post-retirement benefits including
   applicable income tax benefit of $3,866                -          -      (7,506)
                                                   --------   --------    --------
Net earnings (loss)                                $ (1,207)  $  2,549    $(34,759)
                                                   --------   --------    --------

Earnings (loss) per share:
   Net earnings (loss) before
      cumulative effect of change in accounting       $(.18)      $.38    $  (4.01)
   Cumulative effect of change in accounting              -          -       (1.11)
                                                   --------   --------    --------
Net earnings (loss) per share                         $(.18)      $.38    $  (5.12)
                                                   --------   --------    --------

See notes to consolidated financial statements

                            LUFKIN INDUSTRIES, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                    Lufkin Industries, Inc. and Subsidiaries

Years ended December 31, 1994, 1993, and 1992
(Thousands of dollars, except share data)


                                       Common Stock      Capital               Cumulative
                                     -----------------  In Excess  Retained   Translation
                                      Shares    Amount   Of Par    Earnings    Adjustment
                                     -------   -------  ---------  ---------   -----------
Balance December 31, 1991            6,792,381  $6,792    $15,372  $167,582    $    -
   Net loss                                                         (34,759)
   Cash dividends,
     $1.35 per share                                                 (9,170)
   Foreign currency translation
     adjustment                                                                      (736)
                                     ---------  ------    -------  --------     ---------
Balance December 31, 1992            6,792,381   6,792     15,372   123,653          (736)
   Net earnings                                                       2,549
   Cash dividends, $.60 per share                                    (4,075)
   Foreign currency translation
     adjustment                                                                       (64)
                                     ---------  ------    -------  --------     ---------
Balance December 31, 1993            6,792,381   6,792     15,372   122,127          (800)
   Net earnings                                                      (1,207)
   Cash dividends, $.60 per share                                    (4,075)
   Foreign currency translation
     adjustment                                                                      (245)
                                     ---------  ------    -------  --------     ---------
Balance December 31, 1994            6,792,381  $6,792    $15,372  $116,845       $(1,045)
                                     ---------  ------    -------  --------     ---------

See notes to consolidated financial statements

                            LUFKIN INDUSTRIES, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                    Lufkin Industries, Inc. and Subsidiaries


Years ended December 31, 1994, 1993 and 1992
(Thousands of dollars)
                                                       1994      1993        1992
                                                    --------  ---------   ---------
Cash flow from operating activities:
 Net earnings (loss)                                 $(1,207)  $  2,549    $(34,759)
 Adjustments to reconcile earnings (loss) to net
    cash provided by operating activities:
       Depreciation                                    7,895      9,890      11,613
       Restructuring charges                               -          -      21,002
       Deferred income tax provision (benefit)            28      1,622     (14,843)
       Post retirement benefits                          216        255      11,372
       Changes in assets and liabilities:
          Receivables                                  9,341      3,821      31,887
          Inventories                                 11,239        921      (3,962)
          Accounts payable                               796      4,324      (2,762)
          Accrued liabilities                         (2,677)       884       5,955
                                                     -------    -------     -------
Net cash provided by operating activities             25,631     24,266      25,503

Cash flows from investing activities:
 Additions to property, plant and equipment           (5,238)    (5,885)     (9,373)
 Retirement of property, plant and equipment           4,057        483         472
 Increase in other assets                             (3,562)    (5,938)       (665)
                                                     -------    -------     -------
Net cash used by investing activities                 (4,743)   (11,340)     (9,566)

Cash flows from financing activities:
 Dividends paid                                       (4,075)    (4,075)     (9,170)
                                                     -------    -------     -------
Net cash used by financing activities                 (4,075)    (4,075)     (9,170)


Effect of translation on cash and
   temporary investments                                (245)       (64)       (736)
                                                     -------    -------     -------
Net increase in cash and
   temporary investments                              16,568      8,787       6,031
Cash and temporary investments,
   at beginning of year                               20,355     11,568       5,537
                                                     -------    -------     -------
Cash and temporary investments,
   at end of year                                    $36,923    $20,355     $11,568
                                                     -------    -------     -------

See notes to consolidated financial statements

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries


(1) SUMMARY OF MAJOR ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions.

  TRANSLATION OF FOREIGN CURRENCIES. Assets and liabilities of foreign operations are translated into U. S. dollars at the exchange rate in effect at the end of each accounting period and income statement accounts are translated at the average exchange rates prevailing during the period.

  TEMPORARY INVESTMENTS: The Company's temporary investments consisting of highly liquid government and debt securities have been classified as trading securities which are carried at market value. All realized and unrealized gains and losses are recognized currently in investment income.

  RECEIVABLES: The following is a summary of the Company's receivable balances (thousands of dollars):


                                        1994      1993
                                      -------   -------
   Accounts receivable                $24,803   $29,296
   Notes receivable                     3,838     7,736
   Other receivables                      221     1,171
                                      -------   -------
                                       28,862    38,203

   Allowance for doubtful accounts       (600)     (600)
                                      -------   -------
   Net receivables                    $28,262   $37,603
                                      -------   -------

Installment notes due after one year which equalled $584,000 at December 31, 1994 and $2,958,000 at December 31, 1993 are included in current assets.

  INVENTORIES: The Company reports its inventories by using the last-in, first-out (LIFO) and the first-in, first-out (FIFO) methods less reserves necessary to report inventories at the lower of cost or estimated market. Inventory costs include material, labor and factory overhead.

  PROPERTY, PLANT AND EQUIPMENT: The Company records investments in these assets at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations as incurred. Gains or losses realized on the sale or retirement of these assets are reflected in income. Depreciation for financial reporting purposes is provided on a straight-line method based upon the estimated useful lives of the assets. Accelerated depreciation methods are used for tax purposes. In 1992, restructuring charges of $21,002,000 were reported as additional accumulated depreciation to reflect the write down of certain assets. Expenditures for maintenance and repairs were $8,924,000 in 1994, $8,240,000 in 1993 and $7,644,000 in 1992.

  EARNINGS PER SHARE: Earnings per share amounts are based on the weighted average number of shares of common stock outstanding during the period. The weighted average number of shares used to compute earnings per share was 6,792,381 shares, 6,801,131 shares and 6,792,381 shares for 1994, 1993 and 1992, respectively.

  OTHER: Certain items have been reclassified in the 1993 and 1992 consolidated financial statements to conform with 1994 classifications.

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries


(2) INCOME TAXES

  During the fourth quarter of 1992, the Company changed its method of accounting for income taxes to adopt Statement of Financial Accounting Standards
(SFAS) No. 109 "Accounting for Income Taxes," effective January 1, 1992. Previously, the Company was using SFAS No. 96 for income tax accounting. This change had no effect on the Company's consolidated financial statements. Under SFAS No. 109, deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates. The net deferred tax liability is comprised of the following (thousands of dollars):

                                       1994       1993
                                     --------   --------
Current deferred tax assets
   Gross assets                      $  4,648   $  3,343
   Gross liabilities                     (126)      (213)
                                     --------   --------
Total, net                              4,522      3,130
                                     --------   --------

Noncurrent deferred tax payable
   Gross assets                         6,851      7,148
   Gross liabilities                  (13,023)   (11,900)
                                     --------   --------
Total, net                             (6,172)    (4,752)
                                     --------   --------
Net deferred income taxes payable    $ (1,650)  $ (1,622)
                                     --------   --------


The tax effects of significant temporary differences representing deferred tax assets and liabilities are as follows (thousands of dollars):


                                                      1994      1993
                                                    -------   -------
Inventory                                           $ 3,092   $ 1,160
Prepaid pension costs                                (6,055)   (4,805)
Accrued warranty expenses                               770     1,025
Post retirement benefits                              4,027     3,953
Net operating loss and tax credit carry forwards      2,077     2,501
Depreciation                                         (6,588)   (6,380)
Other, net                                            1,027       924
                                                    -------   -------
Net deferred income taxes payable                   $(1,650)  $(1,622)
                                                    -------   -------


The income tax provision (benefit) for 1994, 1993, and 1992 consisted of the following (thousands of dollars):

                                                   1994    1993     1992
                                                  ------  ------  --------
Current                                           $(620)  $  123  $      -
Deferred                                             28    1,622   (10,977)
Accounting change for post retirement benefits        -        -    (3,866)
                                                  -----   ------  --------
Total                                             $(592)  $1,745  $(14,843)
                                                  -----   ------  --------

A reconciliation of the income tax provision (benefit) as computed at the statutory U. S. income tax rate and the income tax provision (benefit) presented in the consolidated financial statements is as follows (thousands of dollars):


                                                       1994    1993       1992
                                                      -----   ------   ---------
Tax provision (benefit) computed at statutory rate    $(612)  $1,460   $(16,865)
Tax effect of:
   Expenses for which no benefit was realized             -      300      2,100
   Tax-exempt interest and dividend
      income exclusion                                  (72)     (52)      (116)
   Other, net                                            92       37         38
                                                      -----   ------   --------
Actual provision (benefit)                            $(592)  $1,745   $(14,843)
                                                      -----   ------   --------

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries


  Cash payments for income taxes were $235,000, $801,000, and $1,036,000 for 1994, 1993 and 1992, respectively.

  For income tax reporting purposes, the Company has net operating loss carry forwards at December 31, 1994 of approximately $2,121,000 which are available to reduce future U.S. taxable income. These carry forwards begin to expire in the year 2007. The Company also has unused alternative minimum tax carry forwards of $1,356,000 which can be carried forward indefinitely.

(3) INVENTORIES
 Inventories used in determining cost of sales were as follows (thousands of dollars):

                    1994     1993
                   -------  -------
Finished goods     $ 7,995  $13,123
Work in process      4,911    6,773
Raw materials        9,013   13,262
                   -------  -------
Total              $21,919  $33,158
                   -------  -------

  Inventories accounted for on a LIFO basis were $15,514,000 and $22,530,000 and on a FIFO basis were $6,405,000 and $10,628,000 at December 31, 1994 and 1993,
respectively. Had the FIFO method been used in determining all inventory values, inventories would have been $16,581,000 and $23,146,000 higher at December 31, 1994 and 1993, respectively. During 1994, LIFO inventories were reduced and these reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The after tax effect of these LIFO inventory liquidations reduced the net loss in 1994 by approximately $3,600,000 or $.53 per share.

(4) EMPLOYEE STOCK OPTION PLAN

The Company's 1990 Stock Option Plan provides for the granting of options to key employees to purchase an aggregate of not more than 400,000 shares of the Company's stock at fair market value on the date of grant. One fourth of granted options generally become exercisable after one year and each year
thereafter.   The options may not be exercised after ten years from the date of grant. Outstanding options may be cancelled and reissued under terms specified in the plan.

The following table summarizes activity under the Company's stock option plans:


                                                1994      1993     1992
                                               -------  -------   -------
Outstanding, beginning of year                 260,715  172,715    82,715
  Granted (per share)
     1992  ($17.50)                                  -        -    90,000
     1993  ($15.31 to $21.375)                       -  122,000         -
     1994  ($15.875 to $18.625)                 94,750        -         -
  Forfeited                                          -  (34,000)        -
                                               -------  -------   -------
Outstanding, end of year                       355,465  260,715   172,715
                                               -------  -------   -------

At December 31, 1994, there were 152,515 options exercisable at a price of $15.31 to $30.00 per share.

(5) CAPITAL STOCK

  In May 1987, the Board of Directors adopted a "Shareholder Rights Plan" designed to protect against unsolicited attempts to acquire control of the Company that the Board believes are not in the best interest of the shareholders. The Plan provides for the possible issuance of a dividend of one common stock purchase right for each outstanding share of common stock. Under certain conditions, each right may be exercised to purchase one share of common stock at an exercise price of $100, subject to adjustment. Under certain circumstances, the rights entitle holders to purchase the common stock of the Company or an acquiring company having a value of twice the exercise price of the rights. The rights would become exercisable, or transferable apart from the common stock, ten days after a person or group acquired 20% or more, or announced or made a tender offer for 30% or more, of the outstanding common stock. Under certain circumstances, all rights owned by an acquiring person would be null and void. The rights expire on May 31, 1996, and may be redeemed by the Company at any time prior to the occurrence of certain events at $.05 per right.

  The Company is authorized to issue 2.0 million shares of Preferred Stock, the terms and conditions to be determined by the Board of Directors in creating any particular series.

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries


(6) RETIREMENT BENEFITS

  The Company has noncontributory pension plans covering substantially all employees. The benefits provided by these plans are measured by length of service, compensation and other factors, and are currently funded by trusts established under the plans. Funding of retirement costs for these plans complies with the minimum funding requirements specified by the Employee Retirement Income Security Act. Plan investment assets are invested primarily in equity securities, United States government securities and cash equivalents.

  The following tables provide the detail of the components of pension income and expense, the funded status of the plans and amounts of prepaid pension cost recognized in the Company's consolidated balance sheet, and major assumptions used to determine these amounts.


(Thousands of dollars)                                    1994       1993       1992
- ----------------------                                 --------   ---------  ---------
Components of pension income:
  Service cost                                         $  2,092   $  2,269   $  2,207
  Interest cost                                           5,334      5,334      5,184
  Actual return on plan assets                               97     (7,178)    (6,353)
  Net amortization and deferral                         (11,151)    (3,700)    (4,208)
                                                       --------   --------   --------
Net pension income                                       (3,628)  $ (3,275)  $ (3,170)
                                                       --------   --------   --------

Plan assets at fair value                              $105,902   $110,752   $108,035
Actuarial present value of projected
  benefit obligations:
  Accumulated benefit obligations
    Vested                                              (56,406)   (58,120)   (50,074)
    Nonvested                                            (5,358)    (6,446)    (6,014)
Provision for future salary increases                    (8,259)   (11,569)   (14,039)
                                                       --------   --------   --------
Plan assets over projected benefit obligations           35,879     34,617     37,908
Unrecognized transition gain                            (12,683)   (13,609)   (14,536)
Unrecognized gain                                        (3,161)    (3,888)    (8,630)
Unrecognized prior service cost                          (2,251)    (2,964)    (3,861)
                                                       --------   --------   --------
Net prepaid pension cost                                 17,784   $ 14,156   $ 10,881
                                                       --------   --------   --------
Major assumptions at year end:
   Discount rate                                           8.25%      7.25%         8%
   Rate of increase in compensation levels                    5%         5%         6%
   Expected long-term rate of return on plan assets           9%         9%         9%
                                                       --------   --------   --------

The Company also has defined contribution retirement plans covering substantially all of its employees. During the year, the Company makes contributions of 75% of employee contributions up to a maximum of 6% of employee earnings. All obligations of the Company are funded through December 31, 1994. Pension expense for these plans totaled $1,444,000, $1,456,000 and $1,295,000 in 1994, 1993 and 1992, respectively.

The Company sponsors two defined benefit post retirement plans that cover both salaried and hourly employees. One plan provides medical benefits, and the other plan provides life insurance benefits. Both plans are contributory, with retiree contributions adjusted periodically. Prior to 1992, the costs of these plans were charged to expense when paid. Effective January 1, 1992, the Company adopted SFAS No. 106 "Employers' Accounting for Post-retirement Benefits Other Than Pensions." This standard requires that the Company accrue the estimated costs of these plans over the employee service period. The accumulated obligation at January 1, 1992 was approximately $11,000,000 and this estimated amount, net of tax benefit, was recorded as the cumulative effect of an accounting change in the 1992 Consolidated Statement of Earnings.

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries


(6) RETIREMENT BENEFITS (CONTINUED)

The following table sets forth the plans' combined funded status reconciled with the amount shown in the Company's balance sheet at December 31, 1994 and 1993 (thousands of dollars):

                                                          1994      1993
                                                        -------   -------
Accumulated post retirement benefit obligation:
   Retirees                                             $ 9,208   $ 9,400
   Fully eligible active plan participants                  883     1,176
   Other active plan participants not yet eligible        1,932     2,320
                                                        -------   -------
Total accumulated post retirement benefit obligation     12,023    12,896
Unrecognized net actuarial gain                            (180)   (1,269)
                                                        -------   -------
Accrued post retirement benefit cost                    $11,843   $11,627
                                                        -------   -------
Net periodic cost of post retirement benefit:
   Service cost                                         $   168   $   108
   Interest cost                                            882       931
                                                        -------   -------
Net periodic post retirement benefit cost               $ 1,050   $ 1,039
                                                        -------   -------

  The Company's post retirement health care plan is unfunded and there are no plan assets. For measurement purposes, the submitted claims medical trend was assumed to be 12% in 1994, grading down to 5.5% in years 2006 and thereafter. A one percentage point increase in each year's healthcare costs trend rate would increase the accumulated post retirement benefit obligations as of December 31, 1994 by approximately $242,000 and the aggregate of the service and interest costs components of net periodic post retirement cost for the year ended December 31, 1994 by $25,000. In determining the accumulated post retirement obligation, weighted-average discount rates of 8.25% in 1994 and 7.25% in 1993 were used.

(7) BUSINESS SEGMENT INFORMATION

  The Company manufactures, sells and services various types of oil field pumping units, power transmission products, foundry castings and trailers. Corporate expenses are allocated to industry segments primarily based upon outside revenues. The following is a summary of key business segment and product group information:


(Thousands of dollars)                 1994      1993      1992
- ----------------------              --------  --------- ---------
NET SALES:
   Machinery Division
     Oil field pumping units        $ 40,938  $ 58,579  $ 55,116
     Power transmission products      55,334    47,561    43,580
     Foundry castings                 30,165    24,169    20,028
     Industrial supplies               3,051     7,761     7,912
   Trailer Division                   87,785    64,155    51,929
                                    --------  --------  --------
Total net sales                     $217,273  $202,225  $178,565
                                    --------  --------  --------
NET SALES BY GEOGRAPHIC REGION:
   United States                    $183,147  $165,446  $133,704
   Europe                              2,916     7,262    21,838
   Canada                              8,273     7,520     5,544
   Latin America                      14,765    14,473     9,292
   Other                               8,172     7,524     8,187
                                    --------  --------  --------
Total net sales                     $217,273  $202,225  $178,565
                                    --------  --------  --------

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries

  (7) BUSINESS SEGMENT INFORMATION (CONTINUED)


                                                  1994       1993       1992
                                                --------   --------  ---------
OPERATING INCOME (LOSS):
   Machinery Division                           $ (9,382)  $      1   $(41,485)
   Trailer Division                                6,317      1,735          -
                                                --------   --------   --------
Total operating income (loss)                   $ (3,065)  $  1,736   $(41,485)
                                                --------   --------   --------
ASSETS:
   Machinery Division                           $ 83,155   $105,709   $101,703
   Trailer Division                               19,046     19,270     22,770
   General Corporate                              74,573     57,567     51,812
                                                --------   --------   --------
Total assets                                    $176,774   $182,546   $176,285
                                                --------   --------   --------

CAPITAL EXPENDITURES:
   Machinery Division                           $  4,016   $  5,255   $  9,103
   Trailer Division                                  356        283        195
   General Corporate                                 866        347         75
                                                --------   --------   --------
Total capital expenditures                      $  5,238   $  5,885   $  9,373
                                                --------   --------   --------

DEPRECIATION:
   Machinery Division                           $  6,345   $  7,378   $  9,859
   Trailer Division                                  930      1,909        965
   General Corporate                                 620        603        789
                                                --------   --------   --------
Total depreciation                              $  7,895   $  9,890   $ 11,613
                                                --------   --------   --------

                            LUFKIN INDUSTRIES, INC.
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    Lufkin Industries, Inc. and Subsidiaries



To the Stockholders of Lufkin Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Lufkin Industries, Inc. (a Texas corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lufkin Industries, Inc., and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in notes 2 and 6 to the consolidated financial statements, effective January 1, 1992, the Company changed its method of accounting for income taxes and post retirement benefits other than pensions.


ARTHUR ANDERSEN LLP


/s/ ARTHUR ANDERSEN LLP
- -----------------------

Houston, Texas
February 14, 1995

18