Form 10-K, Exhibit 13
period 1995-12-31
LUFKIN INDUSTRIES INC
filed 1996-03-29
CIK 60849

EXHIBIT 13.  PORTIONS OF LUFKIN INDUSTRIES, INC. ANNUAL REPORT TO SHAREHOLDERS


                            LUFKIN INDUSTRIES, INC.
                            LETTER TO SHAREHOLDERS



To Our Shareholders:

          For the year ended December 31, 1995, Lufkin Industries, Inc. continued to increase its competitive position while achieving positive results. Net sales were $248.9 million for 1995, a 14.6% increase over the $217.3 million reported for the year ended December 31, 1994.

          Net income for 1995 was $8.9 million, or $1.31 per share, compared with a net loss of $1.2 million, or ($0.18) per share, for the same period a year ago. The net loss for the year ended December 31, 1994, included $11.2 million of pre-tax charges for special inventory write-downs taken during the second and third quarters of 1994. Without these special inventory provisions and their related LIFO benefits, Lufkin would have reported net earnings of $5.3 million, or $.78 per share, for 1994.

          Sales of our power transmission, oil field, foundry castings, and trailer product lines all showed increases in 1995 compared with 1994. Sales of power transmission products increased 9% to $60.1 million compared with $55.3 million in 1994. Power transmission product sales benefitted from stronger industrial markets, particularly outside the U.S. Foundry castings sales were $31.8 million, up 5% from a year ago. Lufkin continued to expand its market share in engineered castings and maintain its strong presence in the forklift counterweight market. Oil field products sales rose by 13% in 1995 to $46.4 million from $40.9 million in 1994. Over the last two years we have focused on reducing operating costs through consolidating operations into our Lufkin, Texas, facility. The more efficient operations and our strong international presence have provided the Company with greater flexibility to meet the needs of our customers worldwide.

          Trailer products sales in 1995 were $110.5 million, an increase of 26% compared with $87.8 million in 1994. While 1995 was a record year for our Trailer Division, we observed some softening of the U.S. economy throughout the second half of 1995 and a decline in trailer orders. Lufkin reacted to these changing market conditions by enacting steps late in the year to adjust the workforce to the anticipated 1996 market conditions. The workforce reductions returned the division to the 1994 production and employment levels, which by historical standards represented a very good year for the division. We remain committed to a strong Trailer Division, and we will continue to make capital improvements, carry on an aggressive sales effort, and promote the division's new "plate" trailer, which made its debut on December 10, 1995.

          Economic and market conditions also contributed to a slowdown in new orders for trailer products which impacted our backlog. These conditions reduced our backlog for trailers at year end to $40.2 million from $75.6 million a year ago. The backlog for power transmission products was $36.0 million compared with $21.1 million at December 31, 1994, for oil field equipment it was $8.1 million compared with $8.5 million last year, and was $15.8 million for foundry castings compared with $4.2 million, at December 31, 1994. At December 31, 1995, our total backlog was $100.1 million compared with $109.4 million at December 31, 1994.

          Lufkin ended fiscal 1995 with a very strong balance sheet. At December 31, 1995, the Company had total assets of $186.3 million and its working capital was $74.9 million. Shareholders' equity at year end was over $142.5 million, and the book value was $21.04 per share. Lufkin had no outstanding debt at year end.

          Our primary goal for 1995 was to improve financial performance by building on our present operations. We believe we were successful in achieving this goal.

          For 1996 we will continue to leverage the improvements in our operations. We will support this general goal with activities that include:

          . Increasing capital expenditures where appropriate returns can be realized
          . Increasing our support for aftermarkets through the expansion and realignment of our distribution system
          . Seeking acquisition opportunities that are complementary to our present businesses
          . Continuing to enhance and standardize existing products while developing new products for specific markets
          . Continuing to reduce costs through quality improvement, operational consolidation and by timely response to changing markets

          Our reputation for industry-leading quality in all our products is the base for our plans to enter additional global markets. Our strong financial position provides us with the means to pursue expansion, improvement and acquisition. We feel that we are positioned for further improvement in our financial results.


Sincerely,

/s/ Douglas V. Smith

Douglas V. Smith
President and Chief Executive Officer

                            LUFKIN INDUSTRIES, INC.

POWER TRANSMISSION

As a leading manufacturer of power transmission equipment, Lufkin's products are used in a variety of industrial applications worldwide. The Company's precision-made gears range in weights from 300 pounds to 250 tons, in power levels from 20 to 85,000 horsepower and in size up to 16 feet in diameter. Lufkin's power transmission products are primarily parallel shaft, enclosed gear drives and cover all performance requirements.

          In 1995, Lufkin continued to focus on expanding the markets for our power transmission products. The Company participated in several new markets both domestically and abroad. Lufkin products are gaining market share internationally as our reputation for quality and superior performance characteristics becomes better known. Lufkin's ability to provide global support for customers with high value-added products--both with new equipment as well as in the aftermarket--is a key factor in expanding Lufkin's markets for power transmission equipment.

          During 1995 demand for Lufkin gears was very strong. Gears for power generation equipment showed increased demand, particularly in China and Southeast Asia, as demand for electric power in these markets continues to grow. In the petro-chemical processing industry, Lufkin's gears continue to experience increased use as this industry benefits from lower cost of feed stock supply.
In the cement and mining industries, demand for Lufkin's low-speed units grew as a result of the increased level of activity associated with general economic growth.

          Demand for gears in 1995 was also strong in the steel and rubber industries. As production of automobiles and industrial products increased in the U.S. and Europe, the demand for Lufkin's products has also increased. The sugar refining industry continues to expand its use of Lufkin's gears as it modernizes operations to meet the demand for sugar in the developing countries of the world.

          Our operational initiatives aimed at enhancing quality and reducing costs have yielded positive results. The Company maintains a strong commitment to ongoing investments in technology, training, and manpower utilization. These factors and our diversified applications experience should allow Lufkin to continue its role as an industry leader.

OIL FIELD

          Over 580,000 oil wells were in operation worldwide at year-end. Approximately 96% of these wells require some form of artificial lift, and many need the type of beam-pumping unit Lufkin manufactures. Nevertheless, the domestic market for pumping units showed little growth in 1995 and remains at the lowest point of the past 50 years. We observe that drilling rig counts are down and large oil companies are focused on cost containment.

          As a result, Lufkin has focused its efforts on further developing its international markets. We believe the markets with potential are in South America where privatization of state-owned oil industries is taking place; in Canada, where there have been government incentives to drill for natural gas and oil; and in forming alliances with oil companies to assist developing countries
establish their oil production industries.   In our view, the outlook for growth
in the international markets remains promising.

          Much of Lufkin's increase in revenue during 1995 came from the sale of pre-owned pumping units and increases in the aftermarket segments. The Company's well-established position in the major oil producing areas of the world continues to enable the Company to maintain its presence in all major markets. Our ongoing design and manufacturing improvements have enabled Lufkin to remain cost competitive.

          The Company's pumping units are extremely adaptable to meet customers' various production demands, and our local manufacturing in five plants of our international markets provides Lufkin with the ability to meet specific country content requirements. Our ability to deliver quality products, the availability of on-site installation with necessary technical support, and our capability to respond to customers' needs in a timely fashion provides Lufkin with a distinct competitive advantage.

          The worldwide supply and demand factors for oil are being brought into closer alignment, as there is less surplus of oil and demand continues to grow. As a major supplier of pumping units worldwide, Lufkin is ready to meet the needs as the oil market improves.

TRAILERS

          Lufkin's Trailer Division had a very strong year in 1995 with sales and production at record levels. These results were on top of the strong performance reported in 1994. Historically, the market for trailers has been cyclical and is sensitive to not only general economic conditions, but to those specific factors that are characteristic of the transportation industry. In 1995, Lufkin began to position itself for the anticipated down turn in the market by bringing its workforce in line with anticipated demand levels for 1996. These actions have strengthened the division's overall competitive position.

          As a diversified manufacturer, Lufkin produces many different sizes and styles of vans, platforms, and high capacity, light-weight dump trailers. The Company's trailers are known for their quality construction, reliability, innovation of design, and competitive price, all of which are important to Lufkin's diverse customer base.

          During 1995, Lufkin introduced a new trailer product, our Lufkin plate trailer. The plate trailer has enhanced our line of freight vans, and increased production is scheduled for 1996. The combination of an aluminum and steel platform trailer which we introduced in 1994 continued to be well received and to gain market acceptance.

          The outlook for Lufkin trailers in 1996 is anticipated to be a good year by historical standards although down from our 1995 record levels. New manufacturing capacity established during recent years will enable Lufkin to meet our customers' needs. We believe the long term trends will be impacted by companies choosing to outsource their transportation needs, more trailers being used as warehouses for short-term storage, and a general aging of trailer fleets as many trailers are operating well beyond their normal replacement cycles. These conditions all bode well for the Trailer Division's future.

FOUNDRY CASTINGS

          Lufkin's foundry operations experienced strong demand for commercial castings during 1995. Growth in sales of foundry castings resulted from the strength of the domestic economy coupled with some industry capacity limitations. Our foundry operated at near capacity levels during the past year and set a new cupola tonnage record of over 67,000 charged tons.

          Lufkin's casting capabilities include low to medium volume ductile and gray iron castings which are used as components for numerous original equipment manufacturers (OEM). In our foundry, over 300 tons of iron is poured each production day for castings ranging in size from 100 pounds to over 30,000 pounds.

          The Company's sales and marketing efforts are directed to manage a diversified customer base which is mainly focused on heavy equipment manufacturing. These customers include such industrial sectors as construction equipment, material handling equipment, machine tools, valve and water works, pump and compressor, as well as heavy truck producers. Lufkin's castings can become critical components in such diverse areas as municipal water systems, U.S. Naval surface ships or submarines, gas-powered turbines, or large horizontal CNC machining centers.

          During the coming year, Lufkin's efforts will continue to focus on adding more technically demanding engineered castings, which will provide more value-added opportunities. These additional efforts will be achieved while also maintaining the Foundry's position as an important supplier to Lufkin's Power Transmission and Oil Field product groups.

                            LUFKIN INDUSTRIES, INC.
                                FINANCIAL REVIEW
                    Lufkin Industries, Inc. and Subsidiaries

COMMON STOCK INFORMATION


                    1995                        1994
            ------------------------  ------------------------
            Stock Price               Stock Price
            -----------               -----------
Quarter      High    Low    Dividend   High    Low    Dividend
--------------------------------------------------------------
First       $18.50  $16.63      $.15  $19.50  $16.50      $.15
Second       20.00   18.00       .15   20.00   17.63       .15
Third        23.50   18.50       .15   20.75   18.00       .15
Fourth       23.50   18.50       .15   18.75   15.50       .15

  The Company's common stock is traded on The Nasdaq Stock Market (National Market) under the symbol LUFK and as of February 29, 1996, there were approximately 840 record holders of its common stock.

  The Company has paid cash dividends for 56 consecutive years. Total dividend payments were $4,071,000 and $4,075,000 in 1995 and 1994, respectively.

QUARTERLY FINANCIAL DATA (UNAUDITED)

In millions, except           First   Second      Third         Fourth
per share data               Quarter  Quarter    Quarter        Quarter
--------------------------------------------------------------------------
1995
Net sales                      $59.0    $58.6      $62.9          $68.4
Gross margin                     6.7      8.4        8.3            8.8
Net earnings                     1.6      2.4        2.1            2.8
Earnings per share                .24      .36        .31            .40

1994
Net sales                      $49.1    $53.9      $55.9          $58.4
Gross margin                     5.7      4.9 (a)   (3.7) (a)(b)    9.2 (b)
Net earnings (loss)               .4       .5 (a)   (5.1) (a)(b)    3.0 (b)
Earnings (loss) per share         .06      .07(a)    (.75)(a)(b)     .44(b)

(a) Gross margins in the second and third quarters of 1994 were reduced by special inventory provisions of $1.0 million and $12.7 million, respectively. The net after tax effect of these special write-downs was $.7 million or $.10 per share in the second quarter and $8.4 million or $1.23 per share in the third quarter.

(b) Includes LIFO benefits of $2.5 million and $2.9 million in the third and fourth quarters, respectively. The net after tax effect of these LIFO benefits was $1.7 million or $.25 per share in the third quarter and $1.9 million or $.28 per share in the fourth quarter.

________________________________________________________________________________

ADDITIONAL FINANCIAL INFORMATION

          Shareholders may obtain additional information for the year ended December 31, 1995, from the Company's Form 10-K Report filed with the Securities and Exchange Commission. A copy of such report may be obtained without charge by written request to the Secretary, Lufkin Industries, Inc., P.O. Box 849, Lufkin, Texas 75902-0849.

                            LUFKIN INDUSTRIES, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    Lufkin Industries, Inc. and Subsidiaries

RESULTS OF OPERATIONS

   Net sales for 1995 were $248.9 million compared to $217.3 million and $202.2 million for 1994 and 1993, respectively. The Company reported net operating income of $10.5 million for 1995. In 1994 and 1993, the Company had an operating loss of $3.1 million and operating income of $1.7 million, respectively. For 1995, the Company reported net income of $8.9 million, compared to a net loss of $1.2 million and net income of $2.5 million for 1994 and 1993, respectively. The 1994 results included an $11.2 million pre-tax charge for special inventory write-downs.

   During 1995, the Company experienced revenue growth in all of its product groups. The annual percentage increase (decrease) in revenues for the Company's product groups for the three years ended December 31, 1995 were as follows:

                               Annual increase (decrease) in revenues
--------------------------------------------------------------------------------
                                  1995         1994         1993
--------------------------------------------------------------------------------
Oil field pumping units            13%         (30)%           6%
Power transmission products         9           16             9
Foundry castings                    5           25            21
Trailers                           26           37            24
--------------------------------------------------------------------------------
   Total company                   15%           7%           13%
--------------------------------------------------------------------------------


  The sales mix of the Company's products for the three years ended December 31, 1995 was as follows:


                                      Percent of total sales
--------------------------------------------------------------------------------
                                  1995         1994         1993
--------------------------------------------------------------------------------
Oil field pumping units            19%          19%          29%
Power transmission products        24           25           23
Foundry castings                   13           14           12
Trailers                           44           41           32
Other                               -            1            4
--------------------------------------------------------------------------------
   Total company                  100%         100%         100%
--------------------------------------------------------------------------------

          The Company experienced a 13% increase in its 1995 oil field revenues compared to 1994. Oil field revenues in 1995 were $46.4 million compared to $40.9 million and $58.6 million in 1994 and 1993, respectively. During 1995, the Company booked new orders of $47.3 million compared to $42.9 million in 1994. At December 31, 1995, the backlog for oil field products was $8.1 million compared to $8.5 million at the end of 1994.

          Power transmission sales for 1995 increased 9% to $60.1 million.
Sales for 1994 and 1993 were $55.3 million and $47.6 million, respectively. Power transmission bookings for 1995 were $75.5 million and the year end backlog was $36.0 million, compared to 1994 bookings of $54.0 million and a year end backlog of $21.1 million. The strong performance in power transmission bookings and revenues reflects the realization of expanded international sales efforts and continued growth of the Company's gear repair operations.

          Sales of foundry castings increased 5% in 1995 to $31.8 million from $30.2 million in 1994. Foundry castings sales were $24.2 million in 1993. New order bookings totaled $34.0 million in 1995 compared to $30.3 million in 1994. The Company's foundry castings backlog at year end was $15.8 million compared to $4.2 million in 1994. During 1995, the Company continued to expand on its program to improve its product mix towards higher margin custom engineered castings as well as maintain its strong position in the forklift counterweight market.

          Trailer product sales of $110.5 million were up 26% over 1994 sales primarily due to the increase in sales volume. Trailer sales were $87.8 million and $64.2 million for 1994 and 1993, respectively. The Company booked new orders totaling $79.0 million in 1995 compared to $112.4 million in 1994. At December 31, 1995 the trailer backlog was $40.2 million compared to $75.6
million at December 31, 1994.   Due to the cyclical natrue of the trailer
business, backlogs at December 31, 1995 decreased from backlog levels at December 31, 1994. Because of these cyclical market factors, management believes that trailer sales will likely decrease in the year ending December 31, 1996 as compared to 1995.

          Gross profit margins before special inventory write-downs have remained steady at 13% for the years ended December 31, 1995, 1994 and 1993.
The 1995 sales mix reflected an increase in trailer sales, which tend to be a lower margin product, as compared to 1994 and 1993. Gross margins, as a percent of revenues, did not follow this movement due primarily to improvements in power transmission margins and product mix and the continued emphasis of the Company's cost awareness and cost reduction programs.

                            LUFKIN INDUSTRIES, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    Lufkin Industries, Inc. and Subsidiaries


RESULTS OF OPERATIONS (CONTINUED)

          The Company's Selling, General and Administrative (S.G. & A.) expenses were $22.2 million in 1995 compared to $20.7 million and $24.7 million in 1994 and 1993, respectively. The increase in 1995 S. G. & A. expenses reflected primarily the expansion of the Company's selling efforts and market presence in key markets in western Europe and Singapore. In addition, foundry castings selling expenses increased with efforts to change the product mix from high volume/lower margin counterweights to higher margin custom engineered castings.

          Net operating income for 1995 was $10.5 million compared to a loss of $3.1 million for 1994 and net operating income of $1.7 million for 1993. The Trailer Division's net operating income as a percentage of sales was 7% for both 1995 and 1994, up from 3% for 1993. This change reflects the increase in trailer sales volumes as well as the Company's emphasis on cost containment, particularly in the area of fixed costs. The Machinery Division's net operating income as a percentage of sales before special inventory write-downs was 2% for 1995 compared to 1% in 1994 and less than 1% in 1993. The increase in net operating income as a percentage of sales for 1995 compared to 1994 was due primarily to increased sales volumes and improved product mix, partially offset by increases in S. G. & A. expenses.

          Other income decreased to $.5 million in 1995 from $1.6 million in 1994. Other income for 1994 reflected a $1.4 million gain on the sale of the Company's Churchill manufacturing facility and related equipment in Chanute, Kansas. In 1993, other income was $.3 million. The Company's investment income for 1995 increased to $3.1 million from $1.3 million in 1994 and $2.6 million in 1993. The 1995 increase was due primarily to favorable investment market conditions resulting in increased interest income and capital gains earned on investments.

          For 1995, net income was reduced by approximately $1.0 million ($.15 per share) as a result of using the LIFO method as compared to using the FIFO method of accounting for certain inventories. During 1994, LIFO inventories were reduced and these reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The impact of these LIFO inventory liquidations reduced the net loss in 1994 by approximately $3.6 million ($.53 per share). In 1993, net income was increased by approximately $.5 million ($.07 per share) as a result of using the LIFO method.

LIQUIDITY AND CAPITAL RESOURCES

          At December 31, 1995, the Company had working capital of $74.9 million compared to $70.8 million in 1994 and $71.6 million in 1993. The Company generated $7.4 million net cash from operating activities in 1995. The net cash provided from operating activities in 1994 and 1993 was $20.7 million and $21.1 million, respectively.
Accounts receivable rose 28% to $36.2 million at the end of 1995 compared to $28.3 million at the end of 1994. The increase in receivables was due primarily to strong sales volumes experienced in the latter half of the fourth quarter of 1995. Depreciation expense declined to $7.1 million in 1995 from $7.9 million in 1994 and $9.9 million in 1993. The decrease in depreciation expense is due primarily to the Company's 1994 sales of its Machinery Division's Churchill manufacturing facility in Chanute, Kansas and its Industrial Supplies unit, as well as the result of assets becoming fully depreciated. Dividends of $.60 per share (totaling $4.1 million) were paid in 1995, 1994 and 1993. The Company believes that existing working capital will be sufficient to satisfy its 1996 requirements. In recent years, capital expenditures have been financed with internally generated funds, and the Company plans to finance future improvements of its facilities in this manner. No significant commitments were outstanding at December 31, 1995.

                            LUFKIN INDUSTRIES, INC.
                           CONSOLIDATED BALANCE SHEET
                    Lufkin Industries, Inc. and Subsidiaries


December 31, 1995 and 1994
(Thousands of dollars)

ASSETS                                                    1995        1994
--------------------------------------------------------------------------------
Current assets:
Cash                                                 $     277   $     207
Temporary investments                                   33,040      36,716
Receivables, net                                        36,204      28,262
Inventories                                             24,737      21,919
Deferred income tax assets                               3,853       4,522
---------------------------------------------------------------------------
   Total current assets                                 98,111      91,626

Property, plant and equipment:
Land and improvements                                    8,784       8,801
Buildings                                               52,555      52,076
Machinery and equipment                                172,437     167,387
---------------------------------------------------------------------------
   Total property, plant and equipment                 233,776     228,264
Less accumulated depreciation                         (172,953)   (167,558)
---------------------------------------------------------------------------
   Total property, plant and equipment, net             60,823      60,706

Prepaid pension costs                                   20,936      17,784
Other assets                                             6,426       6,658
---------------------------------------------------------------------------
     Total                                           $ 186,296   $ 176,774
---------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------
Current liabilities:
Accounts payable                                     $  11,430   $  10,661
Accrued liabilities:
Payroll and benefits                                     5,084       4,574
Accrued warranty expenses                                2,032       2,265
Taxes payable                                            2,849       2,158
Commissions and other                                    1,774       1,137
---------------------------------------------------------------------------
   Total current liabilities                            23,169      20,795

Deferred income tax liabilities                          8,500       6,172
Post retirement benefits liability                      12,035      11,843

Shareholders' equity:
Common stock, par $1 per share; 20,000,000 shares
   authorized; 6,792,381 shares issued                   6,792       6,792
Capital in excess of par                                15,367      15,372
Retained earnings                                      121,692     116,845
Treasury Stock, 16,108 shares, at cost                    (311)          -
Cumulative translation adjustment                         (948)     (1,045)
---------------------------------------------------------------------------
   Total shareholders' equity                          142,592     137,964
---------------------------------------------------------------------------
      Total                                          $ 186,296   $ 176,774
---------------------------------------------------------------------------

See notes to consolidated financial statements

                            LUFKIN INDUSTRIES, INC.
                       CONSOLIDATED STATEMENT OF EARNINGS
                    Lufkin Industries, Inc. and Subsidiaries


Years ended December 31, 1995, 1994 and 1993
(Thousands of dollars, except per share data)
                                                   1995       1994       1993
--------------------------------------------------------------------------------
Sales                                            $248,909   $217,273   $202,225
--------------------------------------------------------------------------------
Costs and expenses:
   Cost of sales                                  216,733    189,999    176,099
   Selling, general and
      administrative expenses                      22,171     20,725     24,737
   Special inventory provisions                         -     11,224          -
   Other income, net                                 (481)    (1,610)      (347)
--------------------------------------------------------------------------------
      Total costs and expenses                    238,423    220,338    200,489
--------------------------------------------------------------------------------
Operating income (loss)                            10,486     (3,065)     1,736
Investment income                                   3,118      1,266      2,558
--------------------------------------------------------------------------------
Earnings (loss) before income taxes                13,604     (1,799)     4,294
Income taxes (benefits)                             4,686       (592)     1,745
--------------------------------------------------------------------------------
Net earnings (loss)                              $  8,918   $ (1,207)  $  2,549
--------------------------------------------------------------------------------
Net earnings (loss) per share                       $1.31      $(.18)      $.38
--------------------------------------------------------------------------------

See notes to consolidated financial statements

                            LUFKIN INDUSTRIES, INC.
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                    Lufkin Industries, Inc. and Subsidiaries


Years ended December 31, 1995, 1994, and 1993
(Thousands of dollars, except share and per share data)


                                         Common Stock         Capital                              Cumulative
                                   ------------------------  In Excess   Retained      Treasury    Translation
                                      Shares      Amount       Of Par     Earnings       Stock     Adjustments
--------------------------------------------------------------------------------------------------------------------
Balance December 31, 1992             6,792,381     $6,792   $15,372     $123,653       $     -       $  (736)
   Net earnings                                                             2,549
   Cash dividends,
     $.60 per share                                                        (4,075)
   Foreign currency translation
     adjustment                                                                                           (64)
---------------------------------------------------------------------------------------------------------------------
Balance December 31, 1993             6,792,381      6,792    15,372      122,127                        (800)
   Net loss                                                                (1,207)
   Cash dividends,
     $.60 per share                                                        (4,075)
   Foreign currency translation
     adjustment                                                                                          (245)
---------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994             6,792,381      6,792    15,372      116,845                      (1,045)
   Net earnings                                                             8,918
   Cash dividends,
     $.60 per share                                                        (4,071)
   Foreign currency translation
     adjustment                                                                                            97
   Purchases of Treasury Stock
     (20,108 shares)                                                                       (384)
   Exercise of Stock Options
     (4,000 shares)                                               (5)                        73
---------------------------------------------------------------------------------------------------------------------
Balance December 31, 1995             6,792,381     $6,792   $15,367     $121,692       $  (311)        $(948)
---------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements

                            LUFKIN INDUSTRIES, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                    Lufkin Industries, Inc. and Subsidiaries


Years ended December 31, 1995, 1994 and 1993
(Thousands of dollars)
                                                        1995       1994      1993
----------------------------------------------------------------------------------
Cash flow from operating activities:
  Net earnings (loss)                                $ 8,918    $(1,207)  $ 2,549
  Adjustments to reconcile earnings (loss) to net
     cash provided by operating activities:
      Depreciation                                     7,050      7,895     9,890
      Deferred income tax provision                    2,997         28     1,622
      Pension income                                  (3,151)    (3,628)   (3,275)
      Post retirement benefits                           192        216       255
      (Gain) or loss on sales of property,
       plant and equipment                              (247)    (1,299)       72
      Changes in assets and liabilities:
        Receivables                                   (7,942)     9,341     3,821
        Inventories                                   (2,818)    11,239       921
        Accounts payable                                 769        796     4,324
        Accrued liabilities                            1,605     (2,677)      884
----------------------------------------------------------------------------------
Net cash provided by operating activities              7,373     20,704    21,063

Cash flows from investing activities:
  Additions to property, plant and equipment          (7,646)    (5,238)   (5,885)
  Proceeds from disposition of property,
   plant and equipment                                   725      5,356       411
  (Increase) decrease in other assets                    232         66    (2,663)
----------------------------------------------------------------------------------
Net cash provided (used) by investing activities      (6,689)       184    (8,137)

Cash flows from financing activities:
    Dividends paid                                    (4,071)    (4,075)   (4,075)
    Proceeds from exercise of stock options               68          -         -
    Purchase of 20,108 shares of treasury stock         (384)         -         -
----------------------------------------------------------------------------------
Net cash used by financing activities                 (4,387)    (4,075)   (4,075)


Effect of translation on cash and
 temporary investments                                    97       (245)      (64)
----------------------------------------------------------------------------------

Net increase (decrease) in cash and
 temporary investments                                (3,606)    16,568     8,787
Cash and temporary investments,
 at beginning of year                                 36,923     20,355    11,568
----------------------------------------------------------------------------------
Cash and temporary investments,
 at end of year                                      $33,317    $36,923   $20,355
----------------------------------------------------------------------------------

See notes to consolidated financial statements

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries


(1) SUMMARY OF MAJOR ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Lufkin Industries, Inc. and Subsidiaries (the Company) after elimination of all significant intercompany accounts and transactions.

  USE OF ESTIMATES: The preparation of the financial statements in conformity with generally accepted accounting principles requires the use of certain estimates by management in determining the Company's assets, liabilities, revenue and expenses.

  TRANSLATION OF FOREIGN CURRENCIES. Assets and liabilities of foreign operations are translated into U. S. dollars at the exchange rate in effect at the end of each accounting period and income statement accounts are translated at the average exchange rates prevailing during the period.

  TEMPORARY INVESTMENTS: The Company's temporary investments consisting of highly liquid government and corporate debt securities have been classified as trading securities which are carried at market value. All realized and unrealized gains and losses are recognized currently in investment income.

  RECEIVABLES:  The following is a summary of the Company's receivable balances:

(Thousands of dollars)                  1995      1994
--------------------------------------------------------
   Accounts receivable                $34,645   $25,024
   Notes receivable                     2,159     3,838
--------------------------------------------------------
                                       36,804    28,862

   Allowance for doubtful accounts       (600)     (600)
--------------------------------------------------------
   Net receivables                    $36,204   $28,262
--------------------------------------------------------

  INVENTORIES: The Company reports its inventories by using the last-in, first-out (LIFO) and the first-in, first-out (FIFO) methods less reserves necessary to report inventories at the lower of cost or estimated market. Inventory costs include material, labor and factory overhead.

  PROPERTY, PLANT AND EQUIPMENT: The Company records investments in these assets at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations as incurred. Gains or losses realized on the sale or retirement of these assets are reflected in income. Depreciation for financial reporting purposes is provided on a straight-line method based upon the estimated useful lives of the assets. Accelerated depreciation methods are used for tax purposes. Expenditures for maintenance and repairs were $10,902,000 in 1995, $8,924,000 in 1994 and $8,240,000 in 1993.

  EARNINGS PER SHARE: Earnings per share amounts are based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period. The weighted average number of shares used to compute earnings per share was 6,823,776 shares, 6,792,381 shares and 6,801,131 shares for 1995, 1994 and 1993, respectively.

  OTHER: Certain prior year amounts have been reclassified to conform with the current year presentation.

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries


(2) INCOME TAXES

  The Company follows Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets or liabilities are recorded based on the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates. The net deferred income tax liability is comprised of the following:

(Thousands of dollars)                           1995       1994
------------------------------------------------------------------
Current deferred tax assets
   Gross assets                               $  5,300   $  4,648
   Gross liabilities                            (1,447)      (126)
------------------------------------------------------------------
Total, net                                       3,853      4,522
------------------------------------------------------------------

Noncurrent deferred income tax liabilities
   Gross assets                                  6,715      6,851
   Gross liabilities                           (15,215)   (13,023)
------------------------------------------------------------------
Total, net                                      (8,500)    (6,172)
------------------------------------------------------------------
Net deferred income tax liabilities           $ (4,647)  $ (1,650)
------------------------------------------------------------------


The tax effects of significant temporary differences representing deferred tax assets and liabilities are as follows:


(Thousands of dollars)                           1995      1994
----------------------------------------------------------------
Inventory                                     $ 1,732   $ 3,092
Prepaid pension costs                          (7,336)   (6,055)
Accrued warranty expenses                         711       770
Post retirement benefits                        4,212     4,027
Capital loss and tax credit carry forwards      2,509     2,077
Depreciation                                   (7,053)   (6,588)
Other, net                                        578     1,027
----------------------------------------------------------------
Net deferred income tax liabilities           $(4,647)  $(1,650)
----------------------------------------------------------------


The income tax provision (benefit) for 1995, 1994, and 1993 consisted of the following:

(Thousands of dollars)     1995    1994    1993
------------------------------------------------
Current                   $1,689  $(620)  $  123
Deferred                   2,997     28    1,622
------------------------------------------------
Total                     $4,686  $(592)  $1,745
------------------------------------------------

A reconciliation of the income tax provision (benefit) as computed at the statutory U. S. income tax rate and the income tax provision (benefit) presented in the consolidated financial statements is as follows:

(Thousands of dollars)                                  1995     1994    1993
------------------------------------------------------------------------------
Tax provision (benefit) computed at statutory rate    $4,693   $(612)  $1,460
Tax effect of:
   Expenses for which no benefit was realized            271       -      300
   Tax-exempt interest and dividend
      income exclusion                                  (170)    (72)     (52)
   Other, net                                           (108)     92       37
------------------------------------------------------------------------------
Actual provision (benefit)                            $4,686   $(592)  $1,745
------------------------------------------------------------------------------

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries


  Cash payments for income taxes were $2,292,000, $235,000, and $801,000 for 1995, 1994 and 1993, respectively.

  For income tax reporting purposes at December 31, 1995, the Company has capital loss carry forwards of approximately $579,000 which expire in 1997 and alternative minimum tax carry forwards of $2,307,000 which can be carried forward indefinitely.

(3) INVENTORIES
  Inventories used in determining cost of sales were as follows:

  (Thousands of dollars)   1995     1994
------------------------------------------
Finished goods            $ 6,845  $ 7,995
Work in process             6,050    4,911
Raw materials              11,842    9,013
------------------------------------------
Total                     $24,737  $21,919
------------------------------------------

  Inventories accounted for on a LIFO basis were $19,258,000 and $15,514,000 and on a FIFO basis were $5,479,000 and $6,405,000 at December 31, 1995 and 1994, respectively. Had the FIFO method been used in determining all inventory values, inventories would have been $18,194,000 and $16,581,000 higher at December 31, 1995 and 1994, respectively.

          For 1995, net income was reduced by approximately $1,048,000 ($.15 per share) as a result of using the LIFO method as compared to using the first-in, first-out method of accounting for certain inventories. During 1994, LIFO inventories were reduced and these reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The impact of these LIFO inventory liquidations reduced the net loss in 1994 by approximately $3,600,000 ($.53 per share). In 1993, net income was increased by approximately $450,000 ($.07 per share) as a result of using the LIFO method.

(4) EMPLOYEE STOCK OPTION PLAN

 The Company's 1990 Stock Option Plan provides for the granting of options to key employees to purchase an aggregate of not more than 900,000 shares of the Company's stock at fair market value on the date of grant. One fourth of granted options generally become exercisable after one year and each year
thereafter.   The options may not be exercised after ten years from the date of grant. Outstanding options may be cancelled and reissued under terms specified in the plan.

 The following table summarizes activity under the Company's stock option plans:

                                                1995    1994       1993
--------------------------------------------------------------------------
Options outstanding, beginning of year       355,465   260,715   172,715
 Granted (per share)
     1993 ($15.31 to $21.375)                                -   122,000
     1994 ($15.875 to $18.625)                          94,750         -
     1995 ($19.00 to $20.00)                  97,500         -         -
 Exercised (per share)
     1995 ($15.31 to $17.50)                  (4,000)
 Forfeited (per share)
     1993 ($17.50 to $30.00)                       -         -   (34,000)
     1995 ($30.00)                            (1,000)        -         -
--------------------------------------------------------------------------
Options outstanding, end of year             447,965   355,465   260,715
--------------------------------------------------------------------------

At December 31, 1995, there were 227,403 options exercisable at prices ranging from $15.31 to $30.00 per share.

(5) CAPITAL STOCK

  In May 1987, the Board of Directors adopted a "Shareholder Rights Plan" designed to protect against unsolicited attempts to acquire control of the Company that the Board believes are not in the best interest of the shareholders. The Plan provides for the possible issuance of a dividend of one common stock purchase right for each outstanding share of common stock. Under certain conditions, each right may be exercised to purchase one share of common stock at an exercise price of $100, subject to adjustment. Under certain circumstances, the rights entitle holders to purchase the common stock of the Company or an acquiring company having a value of twice the exercise price of the rights. The rights would become exercisable, or transferable apart from the common stock, ten days after a person or group acquired 20% or more, or announced or made a tender offer for 30% or more, of the outstanding common stock. Under certain circumstances, all rights owned by an acquiring person would be null and void. The rights expire on

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries


(5) CAPITAL STOCK (CONTINUED)

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

  The following tables provide the detail of the components of pension income and expense, the funded status of the plans and amounts of prepaid pension cost recognized as an asset in the Company's consolidated balance sheet, and major assumptions used to determine these amounts.

(Thousands of dollars)                                   1995       1994       1993
--------------------------------------------------------------------------------------
Components of pension income:
  Service cost                                         $  1,780   $  2,092   $  2,269
  Interest cost                                           5,698      5,334      5,334
  Actual return on plan assets                          (27,424)        97     (7,178)
  Net (amortization) and deferral                        16,795    (11,151)    (3,700)
--------------------------------------------------------------------------------------
Net pension income                                     $ (3,151)  $ (3,628)  $ (3,275)
--------------------------------------------------------------------------------------

Plan assets at fair value                              $128,361   $105,902   $110,752
Actuarial present value of projected
  benefit obligations:
  Accumulated benefit obligations
    Vested                                              (72,644)   (56,406)   (58,120)
    Nonvested                                            (9,164)    (5,358)    (6,446)
Provision for future salary increases                    (7,703)    (8,259)   (11,569)
--------------------------------------------------------------------------------------
Plan assets over projected benefit obligations           38,850     35,879     34,617
Unrecognized transition gain                            (11,756)   (12,683)   (13,609)
Other unrecognized gain                                  (4,393)    (3,161)    (3,888)
Unrecognized prior service credits                       (1,765)    (2,251)    (2,964)
--------------------------------------------------------------------------------------
Net prepaid pension costs                              $ 20,936   $ 17,784   $ 14,156
--------------------------------------------------------------------------------------
Major assumptions at year end:
   Discount rate                                           7.50%      8.25%      7.25%
   Rate of assumed increase in compensation levels            5%         5%         5%
   Expected long-term rate of return on plan assets           9%         9%         9%
--------------------------------------------------------------------------------------

 The Company also has defined contribution retirement plans covering substantially all of its employees. During the year, the Company makes contributions of 75% of employee contributions up to a maximum of 6% of employee earnings. All obligations of the Company are funded through December 31, 1995. The Company's expense for these plans totaled $1,560,000, $1,444,000 and $1,456,000 in 1995, 1994 and 1993, respectively.

 The Company sponsors two defined benefit post retirement plans that cover both salaried and hourly employees. One plan provides medical benefits, and the other plan provides life insurance benefits. Both plans are contributory, with retiree contributions adjusted periodically. Under SFAS No. 106 "Employers' Accounting for Post-retirement Benefits Other than Pensions", the Company accrues the estimated costs of the plans over the employee's service periods.

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries


(6) RETIREMENT BENEFITS (CONTINUED)

 The following table sets forth the plans' combined funded status reconciled with the amount shown in the Company's balance sheet at December 31, 1995 and 1994:

(Thousands of dollars)                                    1995      1994
-------------------------------------------------------------------------
Accumulated post retirement benefit obligation:
   Retirees                                             $ 7,701  $ 9,208
   Fully eligible active plan participants                  951      883
   Other active plan participants not yet eligible        2,133    1,932
-------------------------------------------------------------------------
Total accumulated post retirement benefit obligation     10,785   12,023
Unrecognized net actuarial gain (loss)                    1,250     (180)
-------------------------------------------------------------------------
Accrued post retirement benefit cost                    $12,035  $11,843
-------------------------------------------------------------------------

Net periodic cost of post retirement benefit:
   Service cost                                         $   135  $   168
   Interest cost                                            923      882
-------------------------------------------------------------------------
Net periodic post retirement benefit cost               $ 1,058  $ 1,050
-------------------------------------------------------------------------

  The Company's post retirement health care plan is unfunded and there are no plan assets. For measurement purposes, the submitted claims medical trend was assumed to be 11% in 1995, 10% in 1996, and 9.25% in 1997. Thereafter, the Company's obligation is fixed at the amount of the Company's contribution for 1997. A one percentage point increase in each year's healthcare costs trend rate would increase the accumulated post retirement benefit obligations as of December 31, 1995 by approximately $166,000 and the aggregate of the service and interest costs components of net periodic post retirement cost for the year ended December 31, 1995 by $24,000. In determining the accumulated post retirement obligation, weighted-average discount rates of 7.50% in 1995 and 8.25% in 1994 were used.

(7) BUSINESS SEGMENT INFORMATION

  The Company manufactures, sells and services various types of oil field pumping units, power transmission products, foundry castings and trailers. Corporate expenses are allocated to industry segments primarily based upon outside revenues. The following is a summary of key business segment and product group information:

(Thousands of dollars)                 1995      1994      1993
----------------------------------------------------------------
NET SALES:
   Machinery Division
     Oil field pumping units        $ 46,449  $ 40,938  $ 58,579
     Power transmission products      60,131    55,334    47,561
     Foundry castings                 31,792    30,165    24,169
     Other                                 -     3,051     7,761
   Trailer Division                  110,537    87,785    64,155
----------------------------------------------------------------
Total net sales                     $248,909  $217,273  $202,225
----------------------------------------------------------------

NET SALES BY GEOGRAPHIC REGION:
   United States                    $208,989  $183,147  $165,446
   Europe                              3,362     2,916     7,262
   Canada                             10,870     8,273     7,520
   Latin America                      16,411    14,765    14,473
   Other                               9,277     8,172     7,524
----------------------------------------------------------------
Total net sales                     $248,909  $217,273  $202,225
----------------------------------------------------------------

16