Form 10-K, Exhibit 13
period 1996-12-31
LUFKIN INDUSTRIES INC
filed 1997-03-26
CIK 60849

                                                                      EXHIBIT 13

       PORTIONS OF LUFKIN INDUSTRIES, INC. ANNUAL REPORT TO SHAREHOLDERS


                            LUFKIN INDUSTRIES, INC.
                            LETTER TO SHAREHOLDERS



LETTER TO THE SHAREHOLDERS

1996 was marked by the continued improvement of the Company's financial performance. Sales were down almost 10% due to a major downturn in demand for trailers, but profits were up in all other product lines. Our customer base was expanded in all areas, and our international presence was increased. We were successful in adapting to a different mix of products and were successful in achieving our goals for the year. We believe that this improvement will continue and that the outlook for 1997 is promising.

For the year ended December 31, 1996, net sales were $226.0 million compared with $248.9 million reported for the year ended December 31, 1995. Sales of power transmission products increased 22% to $73.1 million compared with $60.1 million in 1995. Power transmission sales benefited from stronger foreign markets. Oil field products sales rose 8% in 1996 to $50.0 million from $46.4 million in 1995 fueled in part by an improved price for oil around the world. Foundry castings products sales were up 2% to $32.5 million from $31.8 million a year ago. As anticipated, trailer products sales in 1996 were lower than in 1995 brought on by a decline in trailer orders and soft economic conditions affecting the trucking industry. For 1996, sales were $70.4 million, a decrease of 36% from $110.5 million in 1995. We are encouraged by the increase in order level during the year from the low point which occurred in the first quarter.

Operating income in 1996 increased 36% to $14.3 million from $10.5 million in 1995. The increase reflects improvements in our operations to increase productivity and lower costs and a favorable mix effect of increased shipments of oil field and power transmission products. Cost of sales as a percentage of total sales decreased to 83.6% from 87.1% a year ago. Net income rose 18% to $10.5 million compared with $8.9 million, and earnings per share increased 19% to $1.56 per share compared with $1.31 per share, a year ago.

Lufkin's total backlog as of December 31, 1996, was $99.7 million compared with $76.6 million at the end of the third quarter in 1996 and $100.1 million at the end of 1995. At year end, the backlog for oil field was $12.1 million compared with $8.1 million. The backlog was at its highest level since 1991 having increased sequentially in each of the last three quarters. The backlog at year end for trailers was $40.1 million compared with $40.2 million a year ago. The backlog showed significant improvement from the $24.9 million level of the first quarter of 1996, and we have entered 1997 in a strong position. For foundry products, the backlog at year end was $17.4 million compared with $15.8 million and for power transmission products it was $30.1 million compared with $36.0 million a year ago.

The Company added to its sound financial position in 1996. Lufkin ended the year with total assets of $185.9 million and working capital of $69.4 million. Lufkin's shareholders' equity at year end was $144.6 million, and the book value was $22.05 per share. Cash and temporary investments totaled $30.9 million, and Lufkin had no outstanding debt at year end.

To increase the value of the Company's common stock, the Board of Directors authorized the use of up to $4.0 million for the repurchase of shares of Lufkin's common stock during 1996. As of December 31, 1996, a total of 238,000 shares have been repurchased under the Company's repurchase programs. The current repurchase program is the Company's third such program. It is the Board's belief that periodic repurchase of common stock of Lufkin represents a sound use of a portion of available cash.

Lufkin paid four quarterly cash dividends of $0.15 per share on the Company's common stock for a total of $0.60 per share paid in 1996. Effective with the first quarter of 1997, the quarterly dividend was increased 13% to $0.17 per share. Lufkin has paid a quarterly cash dividend for 57 consecutive years.

During 1996 Lufkin was able to strengthen its market position within each of its product lines. We accomplished this by:
 .   Introducing new trailer products
 .   Developing new gearing in direct support of the power generation market
 .   Extending our international sales presence
 .   Installing new iron melting capability for engineered castings
 .   Increasing our customer support of oil field markets
 .   Improving operational capability and
    performance
 .   Providing enhanced training for employees.

Our plan for the future is to continue to focus on investment opportunities where we can capitalize on Lufkin's expertise within engineered industrial products based in metalworking, strengthen our superior customer service and improve the support facilities of all our product lines.

Lufkin's growth and financial performance is clearly supported by an excellent organization structure. We are proud to employ some of the most experienced and highly regarded people in our industry and to have the necessary financial resources to achieve continued improvement. Our goal for 1997 is to see that all Lufkin's stakeholders share in the increased performance it achieves.

Overall, we are very pleased with the results Lufkin achieved during the past year. We are encouraged about the trends affecting our product lines, particularly for oil field and trailer products and remain optimistic about reporting 1997 results that compare favorably with 1996.

Sincerely,

/s/ Douglas V. Smith

Douglas V. Smith
President and Chief Executive Officer

OIL FIELD

Overall demand for oil field pumping units in 1996 increased 8.0% over the 1995 level. This improvement was fueled by increased global investment in oil production. Shipments in the domestic market, increased 14% in 1996. Increased domestic drilling and the tight availability of used pumping units accounted for the improved demand. The 1997 domestic outlook is expected to continue to expand.

Revenue in Canada, where the government continues to stress incentives to drill for natural gas and oil , increased 35% in 1996. The increase in Canada was offset primarily by a slow down in Argentina. For 1997, we are expecting sales in Canada to remain strong, a rebound in South America, and improved sales in the Eastern Hemisphere.

The Company's presence in key South American, Far East, and Canadian markets with local manufacturing capabilities provides the Company with the ability to meet local demand with faster deliveries and prices competitive with local economic conditions. This in-country presence also allows the Company to provide technical support as well as field service which gives the Company an additional competitive advantage.

With the completion of a factory consolidation project at the main manufacturing facility during the third quarter of 1996, the division is positioned with improved work flow, more efficient material handling, and new machine tool technology which will further reduce costs and improve productivity.

The oil field division ended 1996 in a strong position. The backlog was $12.1 million, a 49% increase from $8.1 million at the end of 1995. The increase in the average oil price (20% up over 1995) is generally expected to result in higher investments by the oil industry in 1997. Prices for oil field equipment are expected to outpace inflation. As a result, revenues are anticipated to show continued improvement; and the combination of stronger prices, reduced cost, and leverage on increased volume should yield improved financial performance in 1997.

Longer term, the future for the type of oil field equipment Lufkin manufactures is positive. The oil industry is in better economic shape than it has been since 1981. Demand for oil continues to increase, and the ratio of supply to demand for oil is supporting an oil price more stable than in the past 15 years. The investments by the Company's customers in the business continues to grow. As the major supplier worldwide, Lufkin is ready to meet the needs as the market continues to expand.

POWER TRANSMISSION

Power transmission enjoyed one of its best years in 1996 with revenues rising 22% over 1995. This marked the fifth consecutive year of revenue growth for the division. Earnings were also up significantly, due to both added volume and improvements in productivity.

While demand was strong in virtually all segments of power transmission's business, there was some softening mid-year in bookings in both the power generation and petrochemical segments. These were offset by growth in demand for gears used in the steel and marine industries. In addition, orders received from new international accounts provided new opportunities and countered the effect of the temporary drop in demand in the power generation and petrochemical sectors. Demand strengthened in these two markets during the fourth quarter, and the outlook for 1997 is strong.

The demand for gears in the power generation sector will grow from the need for electrical power generation in developing countries and the continuing move to combined cycle operations in industrialized countries. The petrochemical sector will respond to continued investment in new plants in developing countries, as well as the drive to update existing refineries and petrochemical plants to improve efficiency and address the ongoing safety and environmental requirements.

Lufkin's products and services are ideally positioned to compete successfully as its major markets continue their trend of steady growth. Product development efforts have yielded significant improvements in product performance, while investments in both capital equipment and training have improved operational efficiency.

Lufkin's sales and services coverage are recognized as among the best in the industry. Efforts in 1997 will be directed at strong customer support as the primary strategy for growth in those sectors that offer attractive returns, coupled with a strong focus on operational and quality improvement in our design and manufacturing activities.


FOUNDRY CASTINGS

Lufkin's foundry division experienced continued strong demand from commercial castings during 1996. The division again achieved a new cupola tonnage record of charging over 67,000 tons of ductile and gray iron. This was approximately 200 tons above the record set during 1995. While continuing to operate at near capacity levels, revenues also increased modestly due to some product mix shift to higher value-added engineered castings.

Lufkin's casting capabilities include low-to medium-volume ductile and gray iron castings which are used as components for numerous original equipment manufacturers (OEMs). Over 300 tons of iron are poured each production day for castings ranging in size from 100 pounds to over 30,000 pounds. This capacity ranks Lufkin as one of the largest suppliers in the United States.

The foundry's customer base expanded during the past several years to include such industrial sectors as building construction equipment, material handling equipment, machine tools, valves and water works, pump and compressor, as well as heavy truck suspension manufacturers. Lufkin's casting products can be found in such diverse applications as strainer bodies for fire protection systems, bridge support bearings, horizontal and vertical CNC machining centers, or front-end loaders working in quarries.

In 1997, Lufkin's efforts will remain focused on expanding the more technically demanding, higher value-added engineered castings. The strategy will allow for the continued development of profitable, long-term relationships with strategic customers while remaining focused on unsurpassed customer service. These efforts will be maintained while continuing to support Lufkin's power transmission and oil field divisions where it is economically advantageous.

TRAILERS

While overall economic conditions in 1996 were generally favorable in most of Lufkin's markets, the factors directly affecting the transportation industry were negative. The trailer industry saw consolidation among its participants and some of the weaker companies falling by the wayside. The decline experienced in 1996 was moderated as a result of the strategy Lufkin implemented in 1995 to position itself for an anticipated downturn in the trailer market by bringing its production capability and workforce in line with expected demand. Although financial performance in the trailer division was depressed from record levels of the past two years, 1996 was a good, steady business year in which Lufkin had several noteworthy achievements.

During the past year, Lufkin was able to expand its customer base by making a concerted effort to reach a greater number of users and dealers. This action lessened the dependency on its largest customers and showed positive results. Lufkin's reputation for quality construction, reliability, innovation of design, and competitive prices has helped it expand the customer base. Also, Lufkin's solid financial base made it a more reliable supplier in the financially distressed trailer industry.

During the past year the trailer division added to its diverse product offering by introducing a new open-top chip trailer. In addition, the new plate trailer introduced in 1995 went into full production and has been well received by customers. The many different sizes and styles of vans, platforms, and high capacity and light-weight dump trailers have tended to minimize the risk associated with dependency on one type of trailer.

With the economy holding steady, the trailer division is expected to benefit from growth in the demand for trailers.

The division is focused on continuing to improve productivity and is well positioned to capitalize on opportunities to increase market share. Lufkin's established manufacturing facilities provide ample capability to meet short-term supply. On a long-term basis, several favorable trends are expected to increase the demand for trailers. One, the average age of trailer fleets is increasing. Secondly, more companies are outsourcing their transportation needs. And, third, more trailers are being used as warehouses for short-term storage. These industry trends should favorably impact the trailer division.

                            LUFKIN INDUSTRIES, INC.
                                FINANCIAL REVIEW
                    Lufkin Industries, Inc. and Subsidiaries

COMMON STOCK INFORMATION

                      1996                     1995
            ------------------------  ------------------------
               Stock Price              Stock Price
            --------------            --------------
Quarter       High     Low  Dividend    High     Low  Dividend
--------------------------------------------------------------
First       $22.50  $17.00      $.15  $18.50  $16.63      $.15
Second       21.75   18.00       .15   20.00   18.00       .15
Third        21.25   18.00       .15   23.50   18.50       .15
Fourth       25.25   20.75       .15   23.50   18.50       .15

  The Company's common stock is traded on The Nasdaq Stock Market (National Market) under the symbol LUFK and as of February 28, 1997, there were approximately 800 record holders of its common stock.

  The Company has paid cash dividends for 57 consecutive years. Total dividend payments were $3,993,000 and $4,071,000 in 1996 and 1995, respectively.

QUARTERLY FINANCIAL DATA (UNAUDITED)

  In millions, except   First   Second    Third   Fourth
       per share data  Quarter  Quarter  Quarter  Quarter
---------------------------------------------------------

1996
Net sales                $55.9    $55.6    $55.1    $59.4
Gross margin               8.8      9.9      8.9      9.5
Net earnings               2.4      2.9      2.5      2.6
Earnings per share         .36      .43      .38      .39

1995
Net sales                $59.0    $58.6    $62.9    $68.4
Gross margin               6.7      8.4      8.3      8.8
Net earnings               1.6      2.4      2.1      2.8
Earnings per share         .24      .36      .31      .40

_________________________________________________________

ADDITIONAL FINANCIAL INFORMATION

  Shareholders may obtain additional information for the year ended December 31, 1996, from the Company's Form 10-K Report filed with the Securities and Exchange Commission. A copy of such report may be obtained without charge by written request to the Secretary, Lufkin Industries, Inc., P.O. Box 849, Lufkin, Texas 75902-0849.

                            LUFKIN INDUSTRIES, INC.
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                   Lufkin Industries, Inc. and Subsidiaries

RESULTS OF OPERATIONS

          Net sales for 1996 were $226.0 million compared to $248.9 million for 1995 and $217.3 million for 1994. The Company reported net operating income of $14.3 million and $10.5 million for 1996 and 1995, respectively. In 1994, the Company had an operating loss of $3.1 million. For 1996, the Company reported net income of $10.5 million, compared to a net income of $8.9 million for 1995 and a net loss of $1.2 million for 1994. The 1994 results included an $11.2 million pre-tax charge for special inventory write-downs.

          During 1996, the Company experienced a decline in trailer revenues while revenues for all other product groups increased. The annual percentage increases (decreases) in revenues for the Company's product groups for the three years ended December 31, 1996 were as follows:

                               Annual increases (decreases) in revenues
--------------------------------------------------------------------------------------
                                                                    1996  1995   1994
--------------------------------------------------------------------------------------
Oil field pumping units                                               8     13%  (30)%
Power transmission products                                          22      9    16
Foundry castings                                                      2      5    25
Trailers                                                            (36)    26    37
--------------------------------------------------------------------------------------
   Total company                                                     (9)%   15%    7 %
--------------------------------------------------------------------------------------


  The sales mix of the Company's products for the three years ended December 31, 1996 was as follows:

                               Percent of total sales
--------------------------------------------------------------------
                                                  1996  1995   1994
--------------------------------------------------------------------
Oil field pumping units                            22%    19%    19%
Power transmission products                        32     24     25
Foundry castings                                   15     13     14
Trailers                                           31     44     41
Other                                               -      -      1
--------------------------------------------------------------------
   Total company                                  100%   100%   100%
--------------------------------------------------------------------

          Oil field revenues increased 8% to $50.0 million in 1996 over 1995 revenues of $46.4 million. Oil field revenues were $40.9 million in 1994. During 1996, the Company booked new orders of $54.0 million compared to $47.3 million in 1995 and $42.9 million in 1994. Demand for oil field products increased at the end of 1996 resulting in a backlog for oil field products at December 31, 1996 of $12.1 million, its highest level since 1991. At December 31, 1995 and December 31, 1994, the backlog for oil field products was $8.1 million and $8.5 million, respectively.

          Sales of power transmission products increased 22% to $73.1 million from sales of $60.1 million in 1995. Power transmission sales for 1994 were $55.3 million. New order bookings totaled $67.2 million for 1996 compared to $75.5 million and $54.0 million for 1995 and 1994, respectively. At December 31, 1996, the power transmission backlog was $30.1 million compared to $36.0 million at the end of 1995 and $21.1 million at year end 1994.

          Foundry castings revenues increased to $32.5 million for 1996, up 2% from 1995. Sales of foundry castings were $31.8 million in 1995 and $30.2 million in 1994. New order bookings totaled $34.0 million in 1996 and 1995. The backlog for foundry castings at December 31, 1996 was $17.4 million compared to $15.8 million and $4.2 million at the end of 1995 and 1994, respectively.

          The Company's trailer product sales decreased by 36% to $70.4 million from $110.5 million in 1995 due to decreased sales volumes as a result of lower trailer market demand levels. Trailer product sales in 1994 were $87.8 million. New trailer orders booked during 1996 totaled $70.3 million compared to $79.0 million in 1995 and $112.4 million in 1994. At the end of 1996, the trailer backlog was $40.1 million compared to $40.2 million at December 31, 1995 and $75.6 million at December 31, 1994.

          Gross profit margins before special inventory write-downs increased to 16% for 1996 from 13% for 1995 and 1994. The 1996 sales mix reflected increased sales in the higher margin oil field and power transmission product lines while lower margin trailer sales decreased. In addition, the Company continued to emphasize cost awareness and cost reduction programs.

          Selling, General and Administrative (S. G. & A.) expenses were $23.2 million in 1996 compared to $22.2 million and $20.7 million in 1995 and 1994, respectively. The increase in SG & A expenses was due primarily to increased power transmission selling expenses associated with expansion of the Company's selling efforts and market presence in western Europe and other areas.

                            LUFKIN INDUSTRIES, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    Lufkin Industries, Inc. and Subsidiaries


RESULTS OF OPERATIONS (CONTINUED)

  Net operating income for 1996 was $14.3 million. The Company realized net operating income of $10.5 million in 1995 and a net operating loss of $3.1 million in 1994. The Machinery Division's net operating income as a percentage of sales before special inventory writedowns was 6% for 1996 compared to 2% for 1995 and 1% in 1994. The increase reflects improved product mix and increased sales volumes in Machinery Division products. The Trailer Division's net operating income as a percentage of sales was 6% for 1996, down from 7% for 1995 and 1994. The decrease in net operating income for the Trailer Division was due to decreased sales volumes partially offset by cost reductions in the area of fixed costs.

  Other income was $.3 million in 1996 compared to $.5 million in 1995. Investment income decreased in 1996 to $1.9 million from $3.1 million in 1995. The decrease in investment income was due to lower investment balances resulting in decreased interest income. In addition, capital gains on investments were lower in 1996 than 1995.

  Net income was increased by approximately $.4 million ($.06 per share) for 1996 and was reduced by approximately $1.0 million ($.15 per share), for 1995, as a result of using the LIFO method as compared to the FIFO method of accounting for certain inventories. During 1996 and 1994, LIFO inventories were reduced and these reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The impact of these LIFO inventory liquidations increased net income in 1996 and reduced the net loss in 1994 by approximately $.1 million ($.02 per share) and $3.6 million ($.53 per share), respectively.

LIQUIDITY AND CAPITAL RESOURCES

  At December 31, 1996, the Company had working capital of $69.4 million compared to $74.9 million in 1995 and $70.8 million in 1994. The Company generated $19.1 million net cash from operating activities in 1996. Net cash provided from operating activities in 1995 and 1994 was $7.4 million and $20.7 million, respectively. Accounts receivable decreased by 7.5% to $33.5 million from $36.2 million at the end of 1995 primarily as a result of decreased sales volumes. At December 31, 1996 inventories were $3.2 million lower and accounts payable were $4.4 million lower than the December 31, 1995 balances. These decreases were primarily due to the lower sales volumes of trailer products in 1996. Dividends of $.60 per share totaling $4.0 million were paid in 1996. During 1995 and 1994, dividends totaled $4.1 million ($.60 per share) each year. During 1996, the Company's expenditures for property, plant and equipment (PP &
E) totaled $12.4 million related to capacity expansions in the foundry and power transmission repair businesses, equipment replacement and business consolidation. PP&E expenditures for 1995 and 1994 totaled $7.6 million and $5.2 million, respectively. Treasury stock purchases increased to $4.4 million in 1996 over $.4 million in 1995. Under the Company's current stock repurchase program, authorizations of approximately $1.3 million remained at December 31, 1996 for future treasury stock purchases. The Company believes that existing working capital will be sufficient to satisfy its 1997 requirements. In recent years, capital expenditures have been financed with internally generated funds, and the Company plans to finance future improvements of its facilities in this manner. No significant commitments were outstanding at December 31, 1996.

  The Internal Revenue Service (IRS) has examined the Company's federal income tax returns for calendar years 1991 through 1993. The IRS has recommended an assessment of additional taxes for 1991 and 1993. The Company disagrees with the IRS' position and is currently pursuing its rights of administrative review and appeal and intends to vigorously contest this matter. Although the resolution of these remaining issues could affect the timing of the payment of previously accrued tax liabilities and require the use of a portion of its available capital, the Company does not believe that the results of the audit or the ultimate resolution of the IRS' proposed adjustments will have a material impact on its consolidated results of operations or financial position.

FORWARD-LOOKING STATEMENTS AND ASSUMPTIONS

  This Annual Report may contain or incorporate by reference certain forward-looking statements, including by way of illustration and not of limitation, statements relating to liquidity, revenues, expenses, margins and contract rates and terms. The Company strongly encourages readers to note that some or all of the assumptions, upon which such forward-looking statements are based, are beyond the Company's ability to control or estimate precisely, and may in some cases be subject to rapid and material changes.

                           CONSOLIDATED BALANCE SHEET
                    Lufkin Industries, Inc. and Subsidiaries


December 31, 1996 and 1995
(Thousands of dollars except share data)

ASSETS                                                         1996       1995
--------------------------------------------------------------------------------
Current assets:
Cash                                                         $    655   $    277
Temporary investments                                          30,211     33,040
Receivables, net                                               33,472     36,204
Inventories                                                    21,563     24,737
Deferred income taxes                                           2,132      3,853
--------------------------------------------------------------------------------
   Total current assets                                        88,033     98,111

Property, plant and equipment, net                             65,993     60,823
Prepaid pension costs                                          24,469     20,936
Other assets                                                    7,430      6,426
--------------------------------------------------------------------------------
     Total assets                                            $185,925   $186,296
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------
Current liabilities:
Accounts payable                                            $  7,035   $ 11,430
Accrued liabilities:
   Payroll and benefits                                        5,050      5,084
   Accrued warranty expenses                                   1,329      2,032
   Taxes payable                                               3,072      2,849
   Commissions and other                                       2,162      1,774
-------------------------------------------------------------------------------
   Total current liabilities                                  18,648     23,169

Deferred income taxes                                         10,478      8,500
Post retirement benefits                                      12,192     12,035

Shareholders' equity:
Common stock, par $1 per share; 20,000,000 shares
   authorized; 6,792,381 shares issued                         6,792      6,792
Capital in excess of par                                      15,367     15,367
Retained earnings                                            128,150    121,692
Treasury stock, 233,998 shares and 16,108 shares, at cost     (4,754)      (311)
Cumulative translation adjustment                               (948)      (948)
-------------------------------------------------------------------------------
   Total shareholders' equity                                144,607    142,592
-------------------------------------------------------------------------------
      Total liabilities and shareholders' equity            $185,925   $186,296
-------------------------------------------------------------------------------

See notes to consolidated financial statements.

                       CONSOLIDATED STATEMENT OF EARNINGS
                    Lufkin Industries, Inc. and Subsidiaries

Years ended December 31, 1996, 1995 and 1994
(Thousands of dollars, except per share data)


                                                     1996       1995       1994
--------------------------------------------------------------------------------
Sales                                            $225,974   $248,909   $217,273
--------------------------------------------------------------------------------
Costs and expenses:
   Cost of sales                                  188,877    216,733    189,999
   Selling, general and
      administrative expenses                      23,163     22,171     20,725
   Special inventory provisions                         -          -     11,224
   Other income, net                                 (345)      (481)    (1,610)
--------------------------------------------------------------------------------
      Total costs and expenses                    211,695    238,423    220,338
--------------------------------------------------------------------------------
Operating income (loss)                            14,279     10,486     (3,065)
Investment income                                   1,928      3,118      1,266
--------------------------------------------------------------------------------
Earnings (loss) before income taxes                16,207     13,604     (1,799)
Income taxes (benefits)                             5,756      4,686       (592)
--------------------------------------------------------------------------------
Net earnings (loss)                              $ 10,451   $  8,918   $ (1,207)
--------------------------------------------------------------------------------
Net earnings (loss) per share                       $1.56      $1.31      $(.18)
--------------------------------------------------------------------------------

See notes to consolidated financial statements.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                    Lufkin Industries, Inc. and Subsidiaries


Years ended December 31, 1996, 1995, and 1994
(Thousands of dollars, except share and per share data)




                                        Common Stock         Capital                          Cumulative
                                   ----------------------   In Excess    Retained   Treasury  Translation
                                      Shares       Amount     Of Par     Earnings     Stock    Adjustment
----------------------------------------------------------------------------------------------------------
Balance December 31, 1993             6,792,381    $ 6,792    $15,372     $122,127               $  (800)
   Net loss                                                                 (1,207)
   Cash dividends,
     $.60 per share                                                         (4,075)
   Foreign currency translation
     adjustment                                                                                     (245)
----------------------------------------------------------------------------------------------------------
Balance December 31, 1994             6,792,381      6,792     15,372      116,845                (1,045)
   Net earnings                                                              8,918
   Cash dividends,
     $.60 per share                                                         (4,071)
   Foreign currency translation
     adjustment                                                                                       97
   Purchases of Treasury Stock
     (20,108 shares)                                                                    (384)
   Exercise of Stock Options
     (4,000 shares)                                                (5)                    73
----------------------------------------------------------------------------------------------------------
Balance December 31, 1995             6,792,381      6,792     15,367      121,692      (311)        (948)
   Net earnings                                                             10,451
   Cash dividends,
    $.60 per share                                                          (3,993)
   Purchases of Treasury Stock
    (218,015 shares)                                                                  (4,445)
   Exercise of Stock Options
    (125 shares)                                                                           2
----------------------------------------------------------------------------------------------------------
Balance December 31, 1996             6,792,381    $ 6,792    $15,367     $128,150   $(4,754)     $  (948)
----------------------------------------------------------------------------------------------------------



See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                    Lufkin Industries, Inc. and Subsidiaries


Years ended December 31, 1996, 1995 and 1994
(Thousands of dollars)
                                                             1996      1995       1994
-----------------------------------------------------------------------------------------
Cash flow from operating activities:
 Net earnings (loss)                                       $ 10,451   $ 8,918    $(1,207)
 Adjustments to reconcile net earnings (loss) to net
     cash provided by operating activities:
  Depreciation                                                6,950     7,050      7,895
  Deferred income tax provision                               3,699     2,997         28
  Pension income                                             (3,533)   (3,151)    (3,628)
  Post retirement benefits                                      157       192        216
  Gain on sales of property,
  plant and equipment                                           (45)     (247)    (1,299)
  Changes in:
   Receivables                                                2,732    (7,942)     9,341
   Inventories                                                3,174    (2,818)    11,239
   Accounts payable                                          (4,395)      769        796
   Accrued liabilities                                         (126)    1,605     (2,677)
-----------------------------------------------------------------------------------------
Net cash provided by operating activities                    19,064     7,373     20,704

Cash flows from investing activities:
 Additions to property, plant and equipment                 (12,357)   (7,646)    (5,238)
 Proceeds from disposition of property,
   plant and equipment                                          282       725      5,356
 (Increase) decrease in other assets                         (1,004)      232         66
-----------------------------------------------------------------------------------------
Net cash provided (used) by investing activities            (13,079)   (6,689)       184

Cash flows from financing activities:
 Dividends paid                                              (3,993)   (4,071)    (4,075)
 Proceeds from exercise of stock options                          2        68          -
 Purchase of treasury stock                                  (4,445)     (384)         -
-----------------------------------------------------------------------------------------
Net cash used by financing activities                        (8,436)   (4,387)    (4,075)


Effect of translation on cash and
  temporary investments                                           -        97       (245)
-----------------------------------------------------------------------------------------

Net increase (decrease) in cash and
  temporary investments                                      (2,451)   (3,606)    16,568
Cash and temporary investments,
  at beginning of year                                       33,317    36,923     20,355
-----------------------------------------------------------------------------------------
Cash and temporary investments,
  at end of year                                           $ 30,866   $33,317    $36,923
-----------------------------------------------------------------------------------------

See notes to consolidated financial statements.

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

  RECEIVABLES:  The following is a summary of the Company's receivable balances:


(Thousands of dollars)                  1996      1995
--------------------------------------------------------
   Accounts receivable                $31,586   $34,645
   Notes receivable                     2,486     2,159
--------------------------------------------------------
                                       34,072    36,804

   Allowance for doubtful accounts       (600)     (600)
--------------------------------------------------------
   Net receivables                    $33,472   $36,204
--------------------------------------------------------

  INVENTORIES: The Company reports its inventories by using the last-in, first-out (LIFO) and the first-in, first-out (FIFO) methods less reserves necessary to report inventories at the lower of cost or estimated market. Inventory costs include material, labor and factory overhead.

  PROPERTY, PLANT AND EQUIPMENT: The Company records investments in these assets at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations as incurred. Gains or losses realized on the sale or retirement of these assets are reflected in income. Depreciation for financial reporting purposes is provided on a straight-line method based upon the estimated useful lives of the assets. Accelerated depreciation methods are used for tax purposes. The following is a summary of the Company's property, plant and equipment balances and useful lives.

                                                 Useful
                                                  Life
(Thousands of dollars)                          in Years     1996        1995
----------------------------------------------  --------  ----------  ----------
  Land                                                 -  $   2,800   $   2,819
  Land improvements                                10-25      6,015       5,965
  Buildings                                      12.5-40     54,339      52,555
  Machinery and equipment                         3-12.5    162,542     155,702
  Furniture and fixtures                          5-12.5     17,318      16,735
--------------------------------------------------------------------------------
    Total property, plant and equipment                     243,014     233,776
  Less accumulated depreciation                            (177,021)   (172,953)
--------------------------------------------------------------------------------
    Total property, plant and equipment, net              $  65,993   $  60,823
--------------------------------------------------------------------------------

  The Company applies Statement of Financial Accounting Standards (SFAS) No. 121 for recognition of a loss if impairment occurs in its fixed assets. The adoption of this policy in 1996 had no impact on the Company's results of operations or financial condition.

  EARNINGS PER SHARE: Earnings per share amounts are based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period. The weighted average number of shares used to compute earnings per share was 6,714,812 shares, 6,823,776 shares, and 6,792,381 shares for 1996, 1995, and 1994, respectively.

  OTHER: Certain prior year amounts have been reclassified to conform with the current year presentation.

  INCOME TAXES: The Company follows Statement of Financial Accounting Standards
(SFAS) No. 109 "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets or liabilities are recorded based on the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates.

                            LUFKIN INDUSTRIES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Lufkin Industries, Inc. and Subsidiaries


(2) INCOME TAXES
  The net deferred income tax liabilities are comprised of the following:

(Thousands of dollars)                          1996       1995
------------------------------------------------------------------
Current deferred income tax assets
   Gross assets                               $  3,404   $  5,300
   Gross liabilities                            (1,272)    (1,447)
------------------------------------------------------------------
Total, net                                       2,132      3,853
------------------------------------------------------------------

Noncurrent deferred income tax liabilities
   Gross assets                                  8,245      6,715
   Gross liabilities                           (18,723)   (15,215)
------------------------------------------------------------------
Total, net                                     (10,478)    (8,500)
------------------------------------------------------------------
Net deferred income tax liabilities           $ (8,346)  $ (4,647)
------------------------------------------------------------------


The tax effects of significant temporary differences representing deferred tax assets and liabilities are as follows:

(Thousands of dollars)                         1996       1995
----------------------------------------------------------------
Inventories                                   $   156   $ 1,732
Prepaid pension costs                          (8,564)   (7,336)
Payroll and benefits                            1,073     1,174
Accrued warranty expenses                         465       711
Post retirement benefits                        4,267     4,212
Capital loss and tax credit carryforwards       1,598     2,509
Depreciation                                   (7,387)   (7,053)
Other, net                                         46      (596)
----------------------------------------------------------------
Net deferred income tax liabilities           $(8,346)  $(4,647)
----------------------------------------------------------------


The income tax provision (benefit) for 1996, 1995, and 1994 consisted of the following:

  (Thousands of dollars)   1996    1995    1994
------------------------------------------------
Current                   $2,057  $1,689  $(620)
Deferred                   3,699   2,997     28
------------------------------------------------
Total                     $5,756  $4,686  $(592)
------------------------------------------------

A reconciliation of the income tax provision (benefit) as computed at the statutory U. S. income tax rate and the income tax provision (benefit) presented in the consolidated financial statements is as follows:

(Thousands of dollars)                                  1996     1995     1994
------------------------------------------------------------------------------
Tax provision (benefit) computed at statutory rate    $5,672   $4,693   $(612)
Tax effect of:
   Expenses for which no benefit was realized            362      271       -
   Tax-exempt interest and dividend
      income exclusion                                  (158)    (170)    (72)
   Other, net                                           (120)    (108)     92
------------------------------------------------------------------------------
Actual provision (benefit)                            $5,756   $4,686   $(592)
------------------------------------------------------------------------------

                            LUFKIN INDUSTRIES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Lufkin Industries, Inc. and Subsidiaries


  Cash payments for income taxes totaled $2,178,000, $2,292,000 and $235,000 for 1996, 1995 and 1994, respectively.

  For income tax reporting purposes at December 31, 1996, the Company has alternative minimum tax carryforwards of $785,000 and foreign tax credit carryforwards of $796,000.

  The Internal Revenue Service (IRS) has examined the Company's federal income tax returns for calendar years 1991 through 1993. The IRS has recommended an assessment of additional taxes for 1991 and 1993. The Company disagrees with the IRS' position and is currently pursuing its rights of administrative review and appeal and intends to vigorously contest this matter. Although the resolution of these remaining issues could affect the timing of the payment of previously accrued tax liabilities and require the use of a portion of its available capital, the Company does not believe that the results of the audit or the ultimate resolution of the IRS' proposed adjustments will have a material impact on its consolidated results of operations or financial position .

(3) INVENTORIES

  Inventories used in determining cost of sales were as follows:

  (Thousands of dollars)   1996     1995
------------------------------------------
Finished goods            $ 5,898  $ 6,845
Work in process             4,566    6,050
Raw materials              11,099   11,842
------------------------------------------
Total                     $21,563  $24,737
------------------------------------------

  Inventories accounted for on a LIFO basis were $16,655,000 and $19,258,000 and on a FIFO basis were $4,908,000 and $5,479,000 at December 31, 1996 and 1995, respectively. Had the FIFO method been used in determining all inventory values, inventories would have been $17,624,000 and $18,194,000 higher at December 31, 1996 and 1995, respectively.

  Net income was increased by approximately $.4 million ($.06 per share) for 1996 and was reduced by approximately $1.0 million (15 per share), for 1995, as a result of using the LIFO method as compared to the FIFO method of accounting for certain inventories. During 1996 and 1994, LIFO inventories were reduced and these reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The impact of these LIFO inventory liquidations increased net income in 1996 and reduced the net loss in 1994 by approximately $.1 million ($.02 per share) and $3.6 million ($.53 per share), respectively.

(4) EMPLOYEE STOCK OPTION PLAN

  The Company's 1990 Stock Option Plan provides for the granting of options to key employees to purchase an aggregate of not more than 900,000 shares of the Company's stock at fair market value on the date of grant. One fourth of granted options generally become exercisable after one year and each year
thereafter.   The options may not be exercised after ten years from the date of grant. Outstanding options may be canceled and reissued under terms specified in the plan.

  The following table summarizes activity under the Company's stock option plan:

                                                    1996               1995     1994
--------------------------------------------------------------------------------------
Options outstanding, beginning of year                     447,965   355,465   260,715
  Granted (per share)
     1994 ($15.875 to $18.625)                                                  94,750
     1995 ($19.00 to $20.00)                                          97,500
     1996 ($18.125 to $21.75)                              106,150
  Exercised (per share)
     1995 ($15.31 to $17.50)                                          (4,000)
     1996 ($15.875)                                           (125)
  Forfeited (per share)
     1995 ($30.00)                                                    (1,000)
     1996 ($15.875 to $20.00)                               (3,000)
--------------------------------------------------------------------------------------
Options outstanding, end of year                           550,990   447,965   355,465
--------------------------------------------------------------------------------------

                            LUFKIN INDUSTRIES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Lufkin Industries, Inc. and Subsidiaries


4) EMPLOYEE STOCK OPTION PLAN (CONTINUED)

  The Company accounts for its stock option plan under APB opinion No. 25 under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with SFAS Statement No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the following pro forma amounts, (in thousands except per share data):

                                     1996    1995
                                   -------  ------
Net Earnings          As reported  $10,451  $8,918
                      Pro forma    $10,316  $8,897
Earnings Per Share    As reported  $  1.56  $ 1.31
                      Pro forma    $  1.54  $ 1.30
--------------------------------------------------

  The effects of applying SFAS No. 123 in the pro forma disclosure may not be indicative of future amounts. SFAS No. 123 does not apply to options awarded prior to 1995, and additional awards in future years are anticipated. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

             Expected dividend yield            2.8% - 3.3%
             Expected stock price volatility  25.69%-27.25%
             Risk free interest rate          6.03% - 6.71%
             Expected life of options              10 years

  During 1996, 106,150 options were granted. These options had a weighted average fair value of $7.11 per option and a weighted average exercise price of $21.13 per option.

  The following table summarizes information about stock options outstanding at December 31, 1996.

                          Options Outstanding                       Options Exercisable
                          -------------------                       -------------------
                                 Wgtd. Avg.
Range of            Number      Remaining    Wgtd. Avg.     Number     Wgtd. Avg.
Exercise          Outstanding  Contractual   Exercise    Exercisable    Exercise
Prices            at 12/31/96     Life         Price     at 12/31/96     Price
----------------  -----------  -----------  -----------  -----------  -----------
$15.31-$18.625        230,625  6.9 years         $16.98      167,250       $17.11
$19.00-$21.75         255,650  8.6 years         $20.90       75,875       $20.89
$28.50-$30.00          64,715  3.8 years         $29.89       64,715       $29.89
----------------      -------  -----------       ------      -------       ------
$15.31-$30.00         550,990  7.3 years         $20.32      307,840       $20.73
----------------      -------  -----------       ------      -------       ------

(5) STOCK REPURCHASE PLAN

  In March, 1995, the Company began a stock repurchase plan under which the Company was authorized to spend up to $2.1 million for purchases of its common stock. During 1996, an additional $4.0 million was authorized for the purchase of common stock. The Company repurchased 218,015 shares at an aggregate cost of approximately $4.4 million in 1996 and 20,108 shares at an aggregate cost of $.4 million in 1995. Repurchased shares are added to treasury stock and are available for general corporate purposes including the funding of the Company's employee stock option plan.

(6) CAPITAL STOCK

  In May 1987, the Board of Directors adopted a "Shareholder Rights Plan" designed to protect against unsolicited attempts to acquire control of the Company that the Board believes are not in the best interest of the shareholders. The Plan, which was renewed on May 31, 1996, provides for the possible issuance of a dividend of one common stock purchase right for each outstanding share of common stock. Under certain conditions, each right may be exercised to purchase one share of common stock at an exercise price of $75, subject to adjustment. Under certain circumstances, the rights entitle holders to purchase the common stock of the Company or an acquiring company having a value of twice the exercise price of the rights. The rights would become exercisable, or transferable apart from the common stock, ten days after a person or group acquired 20% or more, or announced or made a tender offer

                            LUFKIN INDUSTRIES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Lufkin Industries, Inc. and Subsidiaries



(6) CAPITAL STOCK (CONTINUED)

for 30% or more, of the outstanding common stock. Under certain circumstances, all rights owned by an acquiring person would be null and void. The rights expire on May 31, 2006, and may be redeemed by the Company at any time prior to the occurrence of certain events at $.05 per right.

  The Company is authorized to issue 2.0 million shares of preferred stock, the terms and conditions to be determined by the Board of Directors in creating any particular series.

(7) RETIREMENT BENEFITS

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

(Thousands of dollars)                                   1996       1995       1994
--------------------------------------------------------------------------------------
Components of pension income:
  Service cost                                         $  2,304   $  1,780   $  2,092
  Interest cost                                           6,539      5,698      5,334
  Actual return on plan assets                          (13,660)   (27,424)        97
  Net (amortization) and deferral                         1,284     16,795    (11,151)
--------------------------------------------------------------------------------------
Net pension income                                     $ (3,533)  $ (3,151)  $ (3,628)
--------------------------------------------------------------------------------------

Plan assets at fair value                              $137,039   $128,361   $105,902
Actuarial present value of projected
  benefit obligations:
  Accumulated benefit obligations
    Vested                                              (76,447)   (72,644)   (56,406)
    Nonvested                                            (9,496)    (9,164)    (5,358)
Provision for future salary increases                    (7,802)    (7,703)    (8,259)
--------------------------------------------------------------------------------------
Plan assets over projected benefit obligations           43,294     38,850     35,879
Unrecognized transition gain                            (10,830)   (11,756)   (12,683)
Other unrecognized gain                                  (6,369)    (4,393)    (3,161)
Unrecognized prior service credits                       (1,626)    (1,765)    (2,251)
--------------------------------------------------------------------------------------
Net prepaid pension costs                              $ 24,469   $ 20,936   $ 17,784
--------------------------------------------------------------------------------------
Major assumptions at year end:
   Discount rate                                           7.50%      7.50%      8.25%
   Rate of assumed increase in compensation levels            5%         5%         5%
   Expected long-term rate of return on plan assets           9%         9%         9%
--------------------------------------------------------------------------------------

  The Company also has defined contribution retirement plans covering substantially all of its employees. During the year, the Company makes contributions of 75% of employee contributions up to a maximum of 6% of employee earnings. All obligations of the Company are funded through December 31, 1996. The Company's expense for these plans totaled $1,610,000, $1,560,000 and $1,444,000 in 1996, 1995 and 1994, respectively.

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

                            LUFKIN INDUSTRIES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Lufkin Industries, Inc. and Subsidiaries


(7) RETIREMENT BENEFITS (CONTINUED)
  The following table sets forth the plans' combined funded status December 31, 1996, 1995 and 1994:

(Thousands of dollars)                                    1996     1995      1994
----------------------------------------------------------------------------------
Accumulated post retirement benefit obligation:
   Retirees                                             $ 7,213  $ 7,701  $ 9,208
   Fully eligible active plan participants                1,357      951      883
   Other active plan participants not yet eligible        2,554    2,133    1,932
----------------------------------------------------------------------------------
Total accumulated post retirement benefit obligation     11,124   10,785   12,023
Unrecognized net actuarial gain (loss)                    1,068    1,250     (180)
----------------------------------------------------------------------------------
Accrued post retirement benefit cost                    $12,192  $12,035  $11,843
----------------------------------------------------------------------------------
Net periodic cost of post retirement benefit:
   Service cost                                         $   156  $   135  $   168
   Interest cost                                            801      923      882
----------------------------------------------------------------------------------
Net periodic post retirement benefit cost               $   957  $ 1,058  $ 1,050
----------------------------------------------------------------------------------

  The Company's post retirement health care plan is unfunded. For measurement purposes, the submitted claims medical trend was assumed to be 10% in 1996, and 9.25% in 1997. Thereafter, the Company's obligation is fixed at the amount of the Company's contribution for 1997. A one percentage point increase in each year's healthcare costs trend rate would increase the accumulated post retirement benefit obligations as of December 31, 1996 by approximately $125,000 and the aggregate of the service and interest costs components of net periodic post retirement cost for the year ended December 31, 1996 by $11,000. In determining the accumulated post retirement obligation, a weighted-average discount rate of 7.50% in 1996 was used.

(8) BUSINESS SEGMENT INFORMATION

  The Company manufactures, sells and services various types of oil field pumping units, power transmission products, foundry castings and trailers. Corporate expenses are allocated to industry segments primarily based upon outside revenues. The following is a summary of key business segment and product group information:

(Thousands of dollars)                1996      1995      1994
----------------------------------------------------------------
SALES:
   Machinery Division
     Oil field pumping units        $ 49,952  $ 46,449  $ 40,938
     Power transmission products      73,127    60,131    55,334
     Foundry castings                 32,487    31,792    30,165
     Other                                 -         -     3,051
   Trailer Division                   70,408   110,537    87,785
----------------------------------------------------------------
Total sales                         $225,974  $248,909  $217,273
----------------------------------------------------------------

SALES BY GEOGRAPHIC REGION:
   United States                    $182,724  $208,989  $183,147
   Europe                              2,980     3,362     2,916
   Canada                             12,470    10,870     8,273
   Latin America                      16,326    16,411    14,765
   Other                              11,474     9,277     8,172
----------------------------------------------------------------
Total sales                         $225,974  $248,909  $217,273
----------------------------------------------------------------

                            LUFKIN INDUSTRIES, INC.
                  NOTES TO CONSOLIDATED FINANCCIAL STATEMENTS
                   Lufkin Industries, Inc. and Subsidiaries


(8) BUSINESS SEGMENT INFORMATION (CONTINUED)


                                                  1996      1995      1994
-----------------------------------------------------------------------------
OPERATING INCOME (LOSS):
   Machinery Division                           $  9,993  $  2,257  $ (9,382)
   Trailer Division                                4,286     8,229     6,317
-----------------------------------------------------------------------------
Total operating income (loss)                   $ 14,279  $ 10,486  $ (3,065)
-----------------------------------------------------------------------------

ASSETS:
   Machinery Division                           $ 96,574  $ 90,866  $ 83,155
   Trailer Division                               16,125    23,058    19,046
   General Corporate                              73,226    72,372    74,573
-----------------------------------------------------------------------------
Total assets                                    $185,925  $186,296  $176,774
-----------------------------------------------------------------------------

CAPITAL EXPENDITURES:
   Machinery Division                           $ 11,295  $  6,600  $  4,016
   Trailer Division                                  634       835       356
   General Corporate                                 428       211       866
-----------------------------------------------------------------------------
Total capital expenditures                      $ 12,357  $  7,646  $  5,238
-----------------------------------------------------------------------------

DEPRECIATION:
   Machinery Division                           $  5,622  $  5,621  $  6,345
   Trailer Division                                  848       878       930
   General Corporate                                 480       551       620
-----------------------------------------------------------------------------
Total depreciation                              $  6,950  $  7,050  $  7,895
-----------------------------------------------------------------------------

                            LUFKIN INDUSTRIES, INC.
                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   Lufkin Industries, Inc. and Subsidiaries



To the Shareholders of Lufkin Industries, Inc.:

  We have audited the accompanying consolidated balance sheet of Lufkin Industries, Inc. (a Texas corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lufkin Industries, Inc., and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP


/s/ ARTHUR ANDERSEN LLP

Houston, Texas
February 18, 1997


20