Form 10-K, Exhibit 13
period 1997-12-31
LUFKIN INDUSTRIES INC
filed 1998-03-27
CIK 60849

                                                                    EXHIBIT (13)

                            LUFKIN INDUSTRIES, INC.
                            LETTER TO SHAREHOLDERS



To Our Shareholders

Operating Highlights

  I am pleased to report that 1997 was a year of continued improvement in the financial results of Lufkin Industries, Inc. Operating income for the year ended December 31, 1997 increased 49% to $21.3 million compared with $14.3 million in 1996. Net earnings for the year increased 42% to $14.8 million, the highest level since 1985, from $10.5 million, and earnings per share rose 42% to $2.22 (diluted) from $1.56 (diluted) a year ago. These increases reflect improvements in our operations to increase productivity and lower costs as demonstrated by the decrease in cost of sales as a percentage of sales to 83.0% from 83.6% a year ago, a favorable shift in product mix toward higher margin products, and strong increases in sales of oil field and trailer products.

  For the year ended December 31, 1997, net sales increased 27% to $287.6 million compared with $226.0 million for the year ended December 31, 1996. The increase primarily reflects the strong demand for oil field products and trailers throughout the year. Sales of oil field products and trailers increased in each quarter during 1997 compared with sales in 1996. Overall for the year, sales of oil field products increased 63% to $81.6 million from $50.0 million.

Sales of trailers in 1997 increased 43% to $100.7 million from $70.4 million in 1996. Contributing to the increase was the growing acceptance by customers of new types of trailers introduced over the last few years. Foundry casting product sales in 1997 increased 6% to $34.5 million from $32.5 a year ago. Power transmission products decreased 3% to $70.8 million compared with $73.1 million in 1996. Power transmissions' sales were impacted by a temporary slowdown in incoming orders during the fourth quarter of 1996 that affected shipments during 1997.

  Lufkin's total backlog as of December 31, 1997, rose to $130.4 million compared with $97.6 million a year ago. The backlog for oil field products was $15.2 million compared with $12.1 million a year ago, the highest level since 1991. At year-end the backlog for power transmission products was $36.6 million compared with $30.1 million; for trailers it was $62.8 million compared with $40.1 million; and foundry was $15.7 million compared with $15.3 million a year ago. We are encouraged by our backlog at year-end, which we believe bodes well for overall business in 1998.

Acquisitions

  Aiding the strong performance of Lufkin's oil field products was the completion of two acquisitions in the third quarter of 1997. The acquisition of Fannie Lee Mitchell of Texas, Inc. expanded the range of the oil field services Lufkin provides. These new services include pumping unit deliveries, installation of old and new units, maintenance and repair of units and gear reducers, manufacture of parts and bases, and sales of used units primarily to the oil and gas industries in West Texas and New Mexico. The acquisition of the Nabla Corporation, a provider of oil field technical services including analysis for oil wells, developing software for oil field engineers to design artificial lift systems, manufacturing devices for oil field automation, and training for engineers opened new markets for Lufkin. Nabla operates throughout most oil fields in the United States, Venezuela, Canada and Colombia.

Financial Position

     Lufkin continued to maintain its sound financial position in 1997. Lufkin ended the year with total assets of $210.0 million and working capital of $68.9 million. Lufkin's shareholders' equity at year-end was $155.3 million; the book value was $23.56, an increase of 7% from $22.05 per share at December 31, 1996. Earnings before interest, taxes, depreciation and amortization (EBITDA), a traditional financial measure that shows true earning capability, continued to trend upward increasing to $ 28.9 million in 1997. EBITDA has increased in each of the last five years. The Company's current ratio was better than 4.1 to 1, with cash and temporary investments totaling $18.3 million.

  During 1997, the Company repurchased 20,383 shares of its common stock pursuant to its existing $6.1 million repurchase authorization. As of December 31, 1997, a total of 259,000 shares have been repurchased under the Company's repurchase programs. The Board continues to believe that periodic repurchase of common stock of Lufkin represents an attractive use of a portion of available cash. The Board also approved in March 1997 a 13% increase in the Company's quarterly cash dividend to $0.17 per share from the previous rate of $0.15 per share. Lufkin has paid a quarterly cash dividend for 58 consecutive years.

Strategic Direction

  Over the last few years Lufkin has strengthened its market position with each of its four business units. We have accomplished this by greatly improving our operational capability and performance by decreasing product cycle times, reducing scrap and work in process, introducing new and innovative products, developing new support for markets we serve, expanding our international sales presence, making new capital investments, increasing our customer support, completing synergistic acquisitions, and providing the tools and training for our employees to increase productivity.

  The results position Lufkin to leverage the past into greater achievement in the future. As an outcome of our strategic planning process begun in 1997, the Board of Directors and management of Lufkin have thoroughly analyzed each of our four major business units and identified the appropriate strategies for each to follow. A brief review of each business unit follows.

Oil field

  Overall demand for oil field products increased in 1997 as the cyclical improvement in the global investment for oil production continued. Lufkin's shipments to both the domestic and international markets showed solid improvement in 1997 over 1996 levels. Oil prices have remained at levels attractive enough so as to increase domestic drilling. Tight availability of used pumping units and foreign governmental policies that stress incentives to drill for oil and natural gas and further the trend toward privatization also contributed to the increase in demand for oil field products.

  Lufkin's strategy for the future is to continue to focus on the faster growing markets of the United States, Canada, the Middle East, the Far East and South America where the outlook for growth is most promising. Lufkin's position in domestic markets allow us to further participate in the largest market in the world. Internationally, one of Lufkin's important competitive strengths is its established presence in key South American, Far East and Canadian markets with local manufacturing capabilities. The "local" presence has provided the Company with the ability to better meet demand and also allows the Company to provide technical support as well as field service.

  In addition, Lufkin intends to further leverage its strong brand name awareness using the resources of the acquisitions made to supply a broader array of products and services. Both of the acquisitions made during the third quarter of 1997, the Nabla Corporation and Fannie Lee Mitchell of Texas, Inc., have unique strengths and capabilities to assist in the pursuit of this strategic objective. We are pleased with the results of the acquisitions and will continue to examine other similar acquisition opportunities in the future as part of our strategy to grow the oil field products business.

  We firmly believe the long-term future for the type of oil field equipment Lufkin manufactures and services is positive. While the daily price of oil may fluctuate and cause short-term swings in the markets Lufkin serves, we believe the oil industry is in the best economic shape that it has been in since 1981. Barring an unforeseen worldwide recession that could lower the price of oil, overall demand for oil appears to be increasing while the factors affecting supply and demand for oil are fairly stable. We believe the strategies we have in place will help to keep us focused on serving the needs of our customers.

Trailers

  Overall economic conditions in 1997 were generally favorable in the primary markets Lufkin serves, U.S. trucking lines and regional carriers. After a period where the trailer industry experienced a decline and as a result, consolidation, Lufkin was well positioned in 1997. As a result of bringing production capability and workforce levels in line with lower demand in 1995-1996, Lufkin benefited from the upturn in the market.

  As part of the strategic direction for the Trailer Division, Lufkin's plans are to focus on increasing its penetration in the various trailer distribution channels and expanding its customer base by making a concerted effort to reach a greater number of users and dealers. Our expanded manufacturing capacity and Lufkin's reputation for quality construction, reliability, innovation of design, and competitive prices are helping to meet or exceed our customer's needs.

  Lufkin has also sought to leverage its reputation for quality by adding to our diverse product offering by introducing new types of trailers. The open top chip van and combination flat bed trailers introduced in the last two years have been well received by customers. The many different sizes and styles of vans, platforms, and high capacity and lightweight dump trailers have tended to minimize the risk associated with dependency on one type of trailer. Lufkin's strategy is to selectively expand into market niches where competition is less and the opportunity for higher margin is great.

  With the recent economic expansion carrying into 1998, the Trailer Division is expected to benefit from a further growth in demand for trailers as a result. The following underlying fundamental trends should favorably impact the financial results of the Trailer Division:

   .The average age of trailer fleets is increasing.
   .More and more companies are outsourcing their transportation needs. .More trailers are being used as short-term storage.

  We continue to focus on improving productivity and seeking opportunities to increase market share as part of our long-term strategy to grow the trailer business in 1998 and beyond.

Power Transmission

  Shipments of Power Transmission products in 1997 were slightly below the record levels of 1996. Demand for power generation load gears was weaker in early 1997. However, the pace of new orders strengthened during the second half of the year. Lufkin continued as the market leader in enclosed gear drives for use in the petrochemical and power generation industries. Demand was up for gears used to drive API pumps and marine propulsion.

  The factors affecting future demand for power transmission products are positive. In the power generation sector, the need for electrical power generation will continue to grow. We expect this growth to be greatest in the developing economies. However, even in industrialized countries, power cost savings can be achieved by converting waste energy to electricity with combined cycle generating technologies that utilize load gears in the electricity generating process. Investment in the petrochemical and refinery sectors will continue, as companies seek to improve efficiency and safety. In addition, environmental concerns will drive demands for new process technology in the petrochemical and refinery sectors, which in turn will drive demands for new gear products to support these new processes.

  Lufkin's products and services are ideally positioned to compete successfully in each of our major markets. Our global sales and service network provides support to our customers and end users anywhere our products are in service. This support has proved crucial to the success of our efforts to expand into new markets. Lufkin will continue to build on the strengths that differentiate it from other, less capable suppliers. We will focus on developing new, more efficient products capable of running at higher loads for the petrochemical and power generation industries. These new products, higher technology service support, coupled with ongoing improvements in operational performance will yield ever improving returns from power transmission products in the future.

Foundry

  Although the smallest of Lufkin's four business units, the Foundry Division continues to experience increased demand for its commercial castings. Operating at near capacity for most of 1997, a new melting record was achieved with 79,000 tons of ductile iron and gray iron. Record sales were also achieved in 1997 as the division continued to shift its product mix to higher value-added castings.

     While the Foundry Division supplies engineered castings to the oilfield and power transmission divisions of the company, the majority of its capacity is dedicated to a diversified customer base. Customers include such industrial sectors as building construction equipment, material handling equipment, valves, pumps, and compressors. Further, Lufkin has the unique capabilities required for supplying the highly engineered castings for the machine tool market. Lufkin's strategy for the future is to leverage the strong relationships with strategic customers in the attractive markets for large, engineered castings which are more technically demanding and carry higher margins for the higher value provided. Capital expenditures planned for 1998 will give the Foundry Division some added capacity. At the same time we are expanding our focus on achieving unsurpassed customer service. These efforts support Lufkin's other divisions with renewed emphasis of ongoing service after the initial sale. We believe this will continue to distinguish Lufkin as a market leader and is an important facet to achieving growth in the future.

Summary

  Overall, we are very pleased with the results Lufkin achieved during the past year and the strategic direction for the future. As always, we will stay focused on the things we do well, capitalize on the opportunities that we face and be innovative in dealing with any problems that may arise. I want to thank our employees, suppliers and customers for their dedication and loyalty in helping Lufkin achieve another successful year in 1997 and for working to make Lufkin a world-class company of the future. We are encouraged about the trends affecting our business units, particularly for oil field and trailer products and are optimistic about the overall outlook for our business in the future.

Sincerely,


/s/ Douglas V. Smith
------------------------------
Douglas V. Smith
President and Chief Executive Officer

                            LUFKIN INDUSTRIES, INC.
                                FINANCIAL REVIEW
                    Lufkin Industries, Inc. and Subsidiaries


COMMON STOCK INFORMATION


                              1997                        1996
                   --------------------------    ----------------------
                      Stock Price                 Stock Price
                   ----------------              ------------
Quarter               High      Low  Dividend    High     Low  Dividend
-----------------------------------------------------------------------
First              $26.125  $21.500      $.17  $22.50  $17.00      $.15
Second              26.625   21.500       .17   21.75   18.00       .15
Third               31.625   25.500       .17   21.25   18.00       .15
Fourth              40.500   30.750       .17   25.25   20.75       .15


  The Company's common stock is traded on the Nasdaq Stock Market (National Market) under the symbol LUFK and as of February 28, 1998, there were approximately 750 record holders of its common stock.

  The Company has paid cash dividends for 58 consecutive years. Total dividend payments were $4,460,000 and $3,993,000 in 1997 and 1996, respectively.

QUARTERLY FINANCIAL DATA (UNAUDITED)

In millions, except            First   Second    Third   Fourth
per share data                Quarter  Quarter  Quarter  Quarter
----------------------------------------------------------------

1997
Net sales                       $60.0    $68.7    $78.8    $79.9
Gross margin                      8.1     12.1     13.8     15.0
Net earnings                      1.5      3.9      4.6      4.8
Basic earnings per share          .23      .59      .70      .74
Diluted earnings per share        .23      .59      .69      .72

1996
Net sales                       $55.9    $55.6    $55.1    $59.4
Gross margin                      8.8      9.9      8.9      9.5
Net earnings                      2.4      2.9      2.5      2.6
Basic earnings per share          .36      .44      .38      .39
Diluted earnings per share        .36      .43      .38      .39

_________________________________________________________________

ADDITIONAL FINANCIAL INFORMATION

          Shareholders may obtain additional information for the year ended December 31, 1997, from the Company's Form 10-K Report filed with the Securities and Exchange Commission. A copy of such report may be obtained without charge by written request to the Secretary, Lufkin Industries, Inc., P.O. Box 849, Lufkin, Texas 75902-0849.

                            LUFKIN INDUSTRIES, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    Lufkin Industries, Inc. and Subsidiaries

RESULTS OF OPERATIONS

   Net sales for 1997 were $287.6 million compared to $226.0 million for 1996 and $248.9 million for 1995. The Company reported net operating income of $21.3 million for 1997 and $14.3 million and $10.5 million for 1996 and 1995, respectively . For 1997, the Company reported net income of $14.8 million compared to $10.5 million and $8.9 million for 1996 and 1995, respectively.

   During 1997, the Company experienced a 27% increase in revenues as compared to 1996. All product groups, with the exception of Power Transmission, realized year-on-year revenue increases. The annual percentage increases (decreases) in revenues for the Company's product groups for the three years ended December 31, 1997 were as follows:

                               Annual increases (decreases) in revenues
--------------------------------------------------------------------------------------
                                                                   1997   1996   1995
--------------------------------------------------------------------------------------
Oil field pumping units                                              63%    8%    13%
Power transmission products                                          (3)   22      9
Foundry castings                                                      6     2      5
Trailers                                                             43   (36)    26
--------------------------------------------------------------------------------------
   Total                                                             27%   (9)%   15%
--------------------------------------------------------------------------------------

The sales mix of the Company's products for the three years ended December 31, 1997 was as follows:


                               Percent of total sales
----------------------------------------------------------------------
                                                  1997   1996   1995
----------------------------------------------------------------------
Oil field pumping units                            28%    22%    19%
Power transmission products                        25     32     24
Foundry castings                                   12     15     13
Trailers                                           35     31     44
----------------------------------------------------------------------
   Total                                          100%   100%   100%
----------------------------------------------------------------------

  Oil field revenues increased 63% to $81.6 million in 1997 as compared to 1996 revenues of $50.0 million. Oil field revenues for 1995 were $46.4 million. During 1997, the Company experienced the continued increase in demand for oil field products as it did in the last part of 1996. The Company booked new oil field orders of $85.0 million during 1997 compared to $54.0 million in 1996 and $47.3 million in 1995. The Company ended 1997 with a backlog for oil field products of $15.2 million--a six year high. The year ending 1996 and 1995 oil field backlogs were $12.1 million and $8.1 million, respectively.

  Sales of power transmission products decreased 3% to $70.8 million for 1997 as compared to revenues of $73.1 million for 1996. Power transmission revenues for 1995 were $60.1 million. The decline in 1997 revenues reflected, primarily, a product mix change to a higher component of low speed units which typically require a longer lead time for engineering and manufacturing as compared to high speed units, and a reduced portion of high speed units. The 1997 power transmission bookings of $77.3 million, up 15% over 1996 bookings of $67.2 million, reflect a shift in product mix back to high speed units. Similarly, the 1997 power transmission backlog increased 22% to $36.6 million as compared to the 1996 backlog of $30.1 million. This backlog also reflected a favorable high speed product mix. The 1995 power transmission bookings and backlog were $75.5 million and $36.0 million, respectively.

  Foundry castings' commercial revenues for 1997 were $34.5 million as compared to $32.5 million and $31.8 million in 1996 and 1995, respectively. During 1997, the Company increased its foundry capacity by bringing new electric hearth capabilities on line. This was reflected by the Company being able to grow its 1997 external foundry revenues by 9% while maintaining pace with its internal oil field and power transmission customers' combined revenue growth of 24%. During 1997, the Company booked new foundry orders of $34.9 million as compared to 1996 and 1995 bookings of $34.0 million. The 1997 ending backlog for the Company's foundry operations was $15.7 million compared to $15.3 million and $15.8 million for 1996 and 1995, respectively.

  During 1997, the Company experienced increased demand for its trailer products with 1997 revenues of $100.7 million up 43% from the 1996 revenues of $70.4 million. The 1995 revenues were $110.5 million. The cyclical nature of this market is illustrated by the range of these three years of revenues. In 1997, the Company booked $123.5 million in new trailer orders compared to $70.3 million in 1996 and $79.0 million in 1995. The trailer business group ended 1997 with a backlog of $62.8 million as compared to $40.1 million and $40.2 million at December 31, 1996 and 1995, respectively.

                            LUFKIN INDUSTRIES, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    Lufkin Industries, Inc. and Subsidiaries


RESULTS OF OPERATIONS (CONTINUED)

  Gross profit margins increased to 17% for 1997 compared to 16% for 1996 and 13% for 1995. This increase reflected the favorable impact of increased oil field volumes as well as a product mix change to more profitable service and parts business. During 1997, the Company continued to emphasize quality pricing and cost awareness programs.

  Selling, General and Administrative expenses (S. G. & A.) were $27.9 million and 10% of revenues for 1997 as compared to $23.2 million and 10% of revenues for 1996. S. G. & A. expenses during 1995 were $22.2 million and 9% of revenues. Year-on-year, 1997 S. G. & A. expenses increased 20% while the Company experienced revenue growth in its oil field and trailer business groups of 63% and 43%, respectively. Part of this 1997 increase reflected the
S. G. & A. costs associated with two oil field service company acquisitions which are addressed below.

  Net operating income for 1997 was $21.3 million, up 49% over 1996's operating income of $14.3 million and up 103% over 1995's operating income of $10.5 million. This favorable increase reflected the increased sales volumes associated with the oil field and trailer business groups as well as improved product mix changes and continued emphasis of the Company's quality pricing and cost awareness programs.

  Other income was $.3 million in 1997 compared to $.3 million and $.5 million in 1996 and 1995, respectively. Investment income decreased to $1.5 million in 1997 compared to $1.9 million and $3.1 million for 1996 and 1995 respectively. The decrease in investment income reflected reduced investment balances during 1997 resulting in decreased interest income.

  Net income for 1997 increased by 42% to $14.8 million or $2.26 for basic earnings per share and $2.22 for diluted earnings per share compared to $10.5 million or $1.57 for basic earnings per share and $1.56 for diluted earnings per share in 1996. The 1995 net income was $8.9 million or $1.31 for basic and diluted earnings per share.

  During 1997, the Company completed a comprehensive evaluation of its information technology infrastructure for the year 2000 compliance. Following its evaluation, the Company determined that the purchase of new state of the art software packages provided the best remediation solution as well as provided increased commercial and financial functionality when compared to modifying its existing mature software. It is estimated that the capitalizable cost of the software and implementation will be approximately $9.3 million which will be capitalized as incurred. As of December 31, 1997, the Company had capitalized $4.3 million relating to this project. The new system implementation is scheduled for completion by December 31, 1998 and will be amortized over a seven year useful life. The Company believes that in meeting these implementation dates the risk impacts of the year 2000 issue will be addressed.

LIQUIDITY AND CAPITAL RESOURCES

  At December 31, 1997, the Company had working capital of $68.9 million compared to $69.4 million in 1996 and $74.9 million in 1995. During 1997, the Company generated $10.9 million net cash from operations compared to $19.1 million and $7.4 million for 1996 and 1995, respectively. Accounts receivable increased $7.0 million to $40.4 million, up 21% over the 1996 balance of $33.5 million. The increase in receivables reflected primarily the increased sales volumes. At December 31, 1997, inventories were $30.1 million compared to $21.6 million at year end 1996. This increase in inventories paralleled the increases in year end 1997 backlogs resulting from the 43% increase in 1997 bookings. At year end 1997, accrued liabilities were $14.0 compared to $11.6 million at year end 1996. The $2.4 million increase consisted primarily of increased taxes payable. Dividends of $.68 per share totaling $4.5 million were paid during 1997 compared to $4.0 million and $4.1 million paid in 1996 and 1995 respectively. In 1997, the Company expended $17.6 million for additions to Property, Plant and Equipment (P. P. & E.) for capacity expansions and equipment replacements.
P. P. & E. expenditures for 1996 and 1995 totaled $12.4 million and $7.6 million, respectively. In July of 1997, the Company acquired all assets and assumed all liabilities of two oil field service companies in two separate stock purchases. The Company paid $2.8 million in cash, net of cash acquired, and issued $7.6 million of long term notes payable in conjunction with these acquisitions. Both acquisitions were accounted for under the purchase method of accounting. Related to these acquisitions, the Company recorded Goodwill of $8.4 million which will be amortized over a period of forty years. Treasury stock

                            LUFKIN INDUSTRIES, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    Lufkin Industries, Inc. and Subsidiaries



LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

purchases during 1997 declined to $.5 million, down from $4.4 million in 1996. Treasury stock purchases in 1995 were $.4 million. Under the Company's current stock purchase program authorizations of approximately $.8 million remained at December 31, 1997 for future treasury stock purchases. The Company believes that the existing working capital will be sufficient to satisfy 1998 requirements. In recent years, P. P. & E. expenditures have been financed with internally generated funds. During 1997, the Company financed a portion of its acquisition program through the issuance of long term debt as noted above. The Company plans to fund future P. P. & E. expenditures and its acquisitions program using these two methods.

  During 1997, the Company and the Internal Revenue Service (IRS) agreed to terms on the IRS' review of the Company's federal income tax returns for the calendar years 1991 through 1993. The terms of agreement resulted in no material impact on the Company's consolidated results of operations or financial position.

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

                           CONSOLIDATED BALANCE SHEET
                    Lufkin Industries, Inc. and Subsidiaries


December 31, 1997 and 1996
(Thousands of dollars, except share and per share data)

ASSETS                                                          1997       1996
----------------------------------------------------------------------------------
Current assets:
Cash                                                          $    796   $    655
Temporary investments                                           17,521     30,211
Receivables, net                                                40,444     33,472
Inventories                                                     30,078     21,563
Deferred income taxes                                            1,911      2,132
----------------------------------------------------------------------------------
   Total current assets                                         90,750     88,033

Property, plant and equipment, net                              75,478     65,993
Prepaid pension costs                                           27,689     24,469
Goodwill                                                         8,391          -
Other assets                                                     7,444      7,430
----------------------------------------------------------------------------------
     Total assets                                             $209,752   $185,925
----------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------
Current liabilities:
Accounts payable                                              $  7,169   $  7,035
Current portion of long term notes payable                         742          -
Accrued liabilities:
   Payroll and benefits                                          5,430      5,050
   Accrued warranty expenses                                     1,150      1,329
   Taxes payable                                                 5,071      3,072
   Commissions and other                                         2,334      2,162
----------------------------------------------------------------------------------
   Total current liabilities                                    21,896     18,648

Deferred income taxes                                           13,588     10,478
Post retirement benefits                                        12,298     12,192
Long term notes payable, net of current portion                  6,665          -

Shareholders' equity:
Common stock, par $1 per share; 20,000,000 shares
   authorized; 6,792,381 shares issued                           6,792      6,792
Capital in excess of par                                        15,381     15,367
Retained earnings                                              138,539    128,150
Treasury stock, 199,399 shares and 233,998 shares, at cost      (4,244)    (4,754)
Cumulative translation adjustment                               (1,163)      (948)
----------------------------------------------------------------------------------
   Total shareholders' equity                                  155,305    144,607
----------------------------------------------------------------------------------
      Total liabilities and shareholders' equity              $209,752   $185,925
----------------------------------------------------------------------------------

See notes to consolidated financial statements.

                       CONSOLIDATED STATEMENT OF EARNINGS
                    Lufkin Industries, Inc. and Subsidiaries


Years ended December 31, 1997, 1996 and 1995
(Thousands of dollars, except per share data)
                                                   1997       1996       1995
--------------------------------------------------------------------------------
Sales                                            $287,562   $225,974   $248,909
--------------------------------------------------------------------------------
Costs and expenses:
   Cost of sales                                  238,657    188,877    216,733
   Selling, general and
      administrative expenses                      27,886     23,163     22,171
   Other income, net                                 (294)      (345)      (481)
--------------------------------------------------------------------------------
      Total costs and expenses                    266,249    211,695    238,423
--------------------------------------------------------------------------------
Operating income                                   21,313     14,279     10,486
Investment income                                   1,531      1,928      3,118
--------------------------------------------------------------------------------
Earnings before income taxes                       22,844     16,207     13,604
Provision for income taxes                          7,995      5,756      4,686
--------------------------------------------------------------------------------
Net earnings                                     $ 14,849   $ 10,451   $  8,918
--------------------------------------------------------------------------------
Net earnings per share:
  Basic                                          $   2.26   $   1.57   $   1.31
  Diluted                                        $   2.22   $   1.56   $   1.31
--------------------------------------------------------------------------------

See notes to consolidated financial statements.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                    Lufkin Industries, Inc. and Subsidiaries


Years ended December 31, 1997, 1996, and 1995
(Thousands of dollars, except share and per share data)




                                     Common Stock      Capital                            Cumulative
                                   -----------------  In Excess    Retained    Treasury   Translation
                                    Shares    Amount    Of Par     Earnings      Stock     Adjustment
------------------------------------------------------------------------------------------------------
Balance, December 31, 1994         6,792,381  $6,792    $15,372     $116,845    $   -         $(1,045)
   Net earnings                                                        8,918
   Cash dividends,
     $.60 per share                                                   (4,071)
   Foreign currency translation
     adjustment                                                                                    97
   Purchases of treasury stock
     (20,108 shares)                                                               (384)
   Exercise of stock options
     (4,000 shares)                                          (5)                     73
------------------------------------------------------------------------------------------------------
Balance, December 31, 1995         6,792,381   6,792     15,367      121,692       (311)         (948)
   Net earnings                                                       10,451
   Cash dividends,
    $.60 per share                                                    (3,993)
   Purchases of treasury stock
    (218,015 shares)                                                             (4,445)
   Exercise of stock options
    (125 shares)                                                                      2
------------------------------------------------------------------------------------------------------
Balance, December 31, 1996         6,792,381   6,792     15,367      128,150     (4,754)         (948)
   Net earnings                                                       14,849
   Cash dividends,
    $.68 per share                                                    (4,460)
   Foreign currency translation
    adjustment                                                                                   (215)
   Purchases of treasury stock
    (20,383 shares)                                                                (532)
   Exercise of stock options
    (54,982 shares)                                          14                   1,042
------------------------------------------------------------------------------------------------------
Balance, December 31, 1997         6,792,381  $6,792    $15,381     $138,539    $(4,244)      $(1,163)
------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                    Lufkin Industries, Inc. and Subsidiaries


Years ended December 31, 1997, 1996 and 1995
(Thousands of dollars)
                                                               1997       1996      1995
-----------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings                                             $ 14,849   $ 10,451   $ 8,918
  Adjustments to reconcile net earnings to net
     cash provided by operating activities:
         Depreciation and amortization                        7,888      6,950     7,050
         Deferred income tax provision                        3,331      3,699     2,997
         Pension income                                      (3,220)    (3,533)   (3,151)
         Post retirement benefits                               106        157       192
         (Gain) Loss on sales of property,
           plant and equipment                                  136        (45)     (247)
         Changes in:
             Receivables                                     (5,696)     2,732    (7,942)
             Inventories                                     (8,253)     3,174    (2,818)
             Accounts payable                                  (414)    (4,395)      769
             Accrued liabilities                              2,141       (126)    1,605
-----------------------------------------------------------------------------------------
Net cash provided by operating activities                    10,868     19,064     7,373

Cash flows from investing activities:
  Additions to property, plant and equipment                (17,637)   (12,357)   (7,646)
  Acquisitions of other companies, net of cash acquired      (2,761)         -         -
  Proceeds from disposition of property,
    plant and equipment                                       1,253        282       725
  (Increase) decrease in other assets                            22     (1,004)      232
-----------------------------------------------------------------------------------------
Net cash used in investing activities                       (19,123)   (13,079)   (6,689)

Cash flows from financing activities:
  Payments of current portion of long term
    notes payable                                              (143)         -         -
  Dividends paid                                             (4,460)    (3,993)   (4,071)
     Proceeds from exercise of stock options                  1,056          2        68
     Purchase of treasury stock                                (532)    (4,445)     (384)
-----------------------------------------------------------------------------------------
Net cash used in financing activities                        (4,079)    (8,436)   (4,387)


Effect of translation on cash and
   temporary investments                                       (215)         -        97
-----------------------------------------------------------------------------------------

Net decrease in cash and
   temporary investments                                    (12,549)    (2,451)   (3,606)
Cash and temporary investments,
   at beginning of year                                      30,866     33,317    36,923
-----------------------------------------------------------------------------------------
Cash and temporary investments,
   at end of year                                          $ 18,317   $ 30,866   $33,317
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

  TRANSLATION OF FOREIGN CURRENCIES: Assets and liabilities of foreign operations are translated into U. S. dollars at the exchange rate in effect at the end of each accounting period and income statement accounts are translated at the average exchange rates prevailing during the period.

  TEMPORARY INVESTMENTS: The Company's temporary investments consisting of highly liquid government and corporate debt securities have been classified as trading securities which are carried at market value. All realized and unrealized gains and losses are recognized currently in investment income.

  RECEIVABLES:  The following is a summary of the Company's receivable balances:



(Thousands of dollars)                  1997      1996
--------------------------------------------------------
   Accounts receivable                $37,034   $31,586
   Notes receivable                     4,010     2,486
--------------------------------------------------------
                                       41,044    34,072

   Allowance for doubtful accounts       (600)     (600)
--------------------------------------------------------
   Net receivables                    $40,444   $33,472
--------------------------------------------------------


  INVENTORIES: The Company reports its inventories by using the last-in, first-out (LIFO) and the first-in, first-out (FIFO) methods less reserves necessary to report inventories at the lower of cost or estimated market. Inventory costs include material, labor and factory overhead.

  PROPERTY, PLANT AND EQUIPMENT: The Company records investments in these assets at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations as incurred. Gains or losses realized on the sale or retirement of these assets are reflected in income. Depreciation for financial reporting purposes is provided on a straight-line method based upon the estimated useful lives of the assets. Accelerated depreciation methods are used for tax purposes. The following is a summary of the Company's property, plant and equipment balances and useful lives:


                                                  Useful
                                                   Life
(Thousands of dollars)                          (in Years)     1997        1996
----------------------------------------------  ----------  ----------  ----------
  Land                                                  -   $   2,297   $   2,800
  Land improvements                                 10-25       5,960       6,015
  Buildings                                       12.5-40      55,687      54,339
  Machinery and equipment                          3-12.5     166,602     162,542
  Furniture and fixtures                           5-12.5       5,711       5,529
  Computer equipment                                  3-7      14,470      11,789
----------------------------------------------------------------------------------
    Total property, plant and equipment                       250,727     243,014
  Less accumulated depreciation                              (175,249)   (177,021)
----------------------------------------------------------------------------------
    Total property, plant and equipment, net                $  75,478   $  65,993
----------------------------------------------------------------------------------

  Management continually evaluates whether events or circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that remaining balances may not be recoverable.

  INTANGIBLE ASSETS: The cost over fair value of net tangible assets of acquired businesses ("Goodwill") is amortized on a straight line method over forty years. Other intangible assets, which are covenants not to compete, are amortized on the straight line method over their estimated lives. Amortization expense for 1997 related to Goodwill and other intangible assets was $184,000.

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries



(1) SUMMARY OF MAJOR ACCOUNTING POLICIES (CONTINUED)

  EARNINGS PER SHARE: Earnings per share amounts are based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period. The weighted average number of shares used to compute basic and diluted earnings per share for 1997, 1996 and 1995 is illustrated below:


(Thousands of dollars, except share and per share data)       1997        1996        1995
---------------------------------------------------------  ----------  ----------  ----------

Numerator:
 Numerator for basic and diluted earnings per share--
 income available to common shareholders                   $   14,849  $   10,451  $    8,918
---------------------------------------------------------------------------------------------
Denominator:
 Denominator for basic earnings per share--
 weighted-average shares                                    6,558,536   6,659,751   6,785,471
 Effect of dilutive securities: Employee stock options        131,423      55,061      38,302
---------------------------------------------------------------------------------------------
 Denominator for diluted earnings per share--adjusted
 weighted-average shares and assumed conversions            6,689,959   6,714,812   6,823,773
---------------------------------------------------------------------------------------------
Basic earnings per share                                        $2.26       $1.57       $1.31
---------------------------------------------------------------------------------------------
Diluted earnings per share                                      $2.22       $1.56       $1.31
---------------------------------------------------------------------------------------------

  INCOME TAXES: The Company follows Statement of Financial Accounting Standards
(SFAS) No. 109 "Accounting for Income Taxes". Under SFAS No. 109, deferred income tax assets or liabilities are recorded based on the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates.

  OTHER: Certain prior year amounts have been reclassified to conform with the current year presentation.

(2) INCOME TAXES
Net deferred income tax assets and liabilities are comprised of the following:

(Thousands of dollars)                          1997       1996
------------------------------------------------------------------
Current deferred income tax assets
   Gross assets                               $  2,663   $  3,404
   Gross liabilities                              (752)    (1,272)
------------------------------------------------------------------
Total, net                                       1,911      2,132
------------------------------------------------------------------

Noncurrent deferred income tax liabilities
   Gross assets                                  6,999      8,245
   Gross liabilities                           (20,587)   (18,723)
------------------------------------------------------------------
Total, net                                     (13,588)   (10,478)
------------------------------------------------------------------
Net deferred income tax liabilities           $(11,677)  $ (8,346)
------------------------------------------------------------------

The tax effects of significant temporary differences representing deferred income tax assets and liabilities are as follows:


(Thousands of dollars)                         1997       1996
-----------------------------------------------------------------
Inventories                                  $    (10)   $   156
Prepaid pension costs                          (9,691)    (8,564)
Payroll and benefits                            1,144      1,073
Accrued warranty expenses                         404        465
Post retirement benefits                        4,304      4,267
Capital loss and tax credit carryforwards         157      1,598
Depreciation                                   (8,152)    (7,387)
Other, net                                        167         46
-----------------------------------------------------------------
Net deferred income tax liabilities          $(11,677)   $(8,346)
-----------------------------------------------------------------

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries



(2) INCOME TAXES (CONTINUED)

The income tax provision for 1997, 1996, and 1995 consisted of the following:

  (Thousands of dollars)   1997    1996    1995
------------------------------------------------
Current                   $4,663  $2,057  $1,689
Deferred                   3,332   3,699   2,997
------------------------------------------------
Total                     $7,995  $5,756  $4,686
------------------------------------------------

A reconciliation of the income tax provision as computed at the statutory U. S. income tax rate and the income tax provision presented in the consolidated financial statements is as follows:

(Thousands of dollars)                            1997     1996     1995
--------------------------------------------------------------------------
Tax provision computed at statutory rate         $7,995   $5,672   $4,693
Tax effect of:
   Expenses for which no benefit was realized       166      362      271
   Tax-exempt interest and dividend
      income exclusion                              (11)    (158)    (170)
   Other, net                                      (155)    (120)    (108)
--------------------------------------------------------------------------
Provision for income taxes                       $7,995   $5,756   $4,686
--------------------------------------------------------------------------


  Cash payments for income taxes totaled $3,075,000, $2,178,000 and $2,292,000 for 1997, 1996 and 1995, respectively.
  For income tax reporting purposes at December 31, 1997, the Company has foreign tax credit carryforwards of $157,000.

  During 1997, the Company and the Internal Revenue Service (IRS) agreed to terms on the IRS' review of the Company's federal income tax returns for the calendar years 1991 through 1993. The terms of the agreement resulted in no material impact on the Company's consolidated results of operations or financial position.

(3) INVENTORIES
  Inventories used in determining cost of sales were as follows:

(Thousands of dollars)     1997     1996
------------------------------------------
Finished goods            $ 5,122  $ 5,898
Work in process             6,381    4,566
Raw materials              18,575   11,099
------------------------------------------
Total                     $30,078  $21,563
------------------------------------------

  Inventories accounted for on a LIFO basis were $26,339,000 and $16,655,000 and on a FIFO basis were $3,739,000 and $4,908,000 at December 31, 1997 and 1996, respectively. Had the FIFO method been used in determining all inventory values, inventories would have been $17,071,000 and $17,624,000 higher at December 31, 1997 and 1996, respectively.

  Net income was not impacted by the use of LIFO accounting for 1997.   Net
income was increased by approximately $.4 million ($.06 per share for both basic and diluted earnings per share) for 1996 and reduced by approximately $1.0 million ($.15 per share for both basic and diluted earnings per share) for 1995, as a result of using the LIFO method as compared to the FIFO method of accounting for certain inventories.

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries


(4) BUSINESS COMBINATIONS

  In July 1997, the Company acquired all assets and assumed all liabilities of two oil field service companies through two separate stock purchase agreements. The Company paid $2,761,000 in cash, net of cash acquired and issued $7,550,000 of long term notes payable in conjunction with these acquisitions. The results of these companies' operations are included in the Company's Consolidated Statement of Earnings from July 1, 1997 forward. Both acquisitions were accounted for under the purchase method of accounting. The accompanying balance sheet as of December 31, 1997 includes estimated allocations of the respective purchase prices which are subject to later adjustment. The estimated allocations include Goodwill of $8,391,000, which is being amortized over forty years. The Company's consolidated results of operations on an unaudited proforma basis, as though the businesses acquired during 1997 had been acquired on the first day of the year being reported:


                                                    Year Ended December 31,
                                                       1997         1996
(Thousands of dollars, except per share amounts)    (Unaudited)  (Unaudited)
--------------------------------------------------  -----------  -----------
    Pro forma revenues                                $294,039     $237,968
    Pro forma net earnings                              15,429       11,226
    Pro forma earnings per common share:
        Basic                                         $   2.35     $   1.69
        Diluted                                       $   2.31     $   1.67

These pro forma results are presented for information purposes only and do not purport to show the actual results which would have occurred had the business combinations been consummated on the first day of the year being reported, nor should they be viewed as indicative of future results of operations.

(5) LONG TERM NOTES PAYABLE

  Long term notes payable at December 31, 1997 were $6,665,000 as compared to $0 at December 31, 1996. During 1997, the Company issued long term notes payable in partial payment for the purchase of two oil field service companies as described in Note (4).

The Company's long term notes payable at December 31, 1997 and 1996 consist of the following:


(Thousands of dollars, except payment amounts)                  1997    1996
-------------------------------------------------------------  -------  ----
  Notes payable to individuals, interest ranging from 6.50%
  to 6.65%, due in quarterly installments ranging from
  $9,000 to $55,000 with balloon payments at maturity
  ranging from $996,000 to $2,162,000 maturing
  August 2000 to July 2002, unsecured                          $6,907      -
  Notes payable to individuals, stated interest rate of 0%
  with an imputed interest rate of 6.50%, due in annual
  installments totaling $167,000, maturing August 2000,
  unsecured                                                       500      -

  Less-current maturities of long term notes payable             (742)     -
----------------------------------------------------------------------------
Total                                                          $6,665      -
----------------------------------------------------------------------------

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries


(5) LONG TERM NOTES PAYABLE (CONTINUED)
Related party notes payable included in long term notes payable at December 31, 1997 and 1996 consist of the following:


(Thousands of dollars)                                            1997   1996
----------------------------------------------------------------  -----  ----
  Note payable to current employee, interest at 6.50% with
  principal and interest payable quarterly                        $ 495     -
  Note payable to current employee, stated interest rate of 0%
  with an imputed interest rate of 6.50%, with principal and
  interest payable annually                                         250     -
-----------------------------------------------------------------------------
Total                                                             $ 745     -
-----------------------------------------------------------------------------

Under the terms of certain notes payable, cash and temporary investments in the amount of $5,850,000 is restricted for the payment of these notes.

Principal payments of long term notes payable as of December 31, 1997 are as follows:

(Thousands of dollars)
----------------------------------
Year ending December 31,
1998                        $  742
1999                           742
2000                           642
2001                           175
2002                         5,106
----------------------------------
Total                       $7,407
----------------------------------


Cash payments for interest expense totaled $125,000 in 1997 and $0 in 1996.

(6) EMPLOYEE STOCK OPTION PLAN

  The Company's 1990 Stock Option Plan provides for the granting of options to key employees to purchase an aggregate of not more than 900,000 shares of the Company's common stock at fair market value on the date of grant. One fourth of granted options generally become exercisable after one year and each year
thereafter.   The options may not be exercised after ten years from the date of grant. Outstanding options may be canceled and reissued under terms specified in the plan.

 The following table summarizes activity under the Company's stock option plans:


                                            1997      1996      1995
----------------------------------------------------------------------
Options outstanding, beginning of year    550,990   447,965   355,465
  Granted (per share)
   1995 ($19.00 to $20.00)                                     97,500
   1996 ($18.125 to $21.75)                         106,150
   1997 ($21.625 to $39.875)              121,583
  Exercised (per share)
   1995 ($15.31 to $17.50)                                     (4,000)
   1996 ($15.875)                                      (125)
   1997 ($15.31 to $30.00)                (54,982)
  Forfeited (per share)
   1995 ($30.00)                                               (1,000)
   1996 ($15.875 to $20.00)                          (3,000)
   1997 ($15.875 to $22.75)               (10,825)
----------------------------------------------------------------------
Options outstanding, end of year          606,766   550,990   447,965
______________________________________________________________________

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries



(6) EMPLOYEE STOCK OPTION PLAN (CONTINUED)

  The Company accounts for its stock option plan under APB Opinion No. 25 under which no compensation cost has been recognized. Had compensation cost for these plans been accounted for consistent with SFAS Statement No. 123, "Accounting for Stock-Based Compensation", the Company's net earnings and earnings per share would have been reduced to the following pro forma amounts, (in thousands except per share data):


                                            1997     1996     1995
--------------------------------------------------------------------
Net earnings                  As reported  $14,849  $10,451  $8,918
                              Pro forma    $14,569  $10,316  $8,897
Basic earnings per share      As reported  $  2.26  $  1.57  $ 1.31
                              Pro forma    $  2.22  $  1.55  $ 1.31
Diluted earnings per share    As reported  $  2.22  $  1.56  $ 1.31
                              Pro forma    $  2.18  $  1.54  $ 1.30
-------------------------------------------------------------------



  The effects of applying SFAS No. 123 to the pro forma disclosure amounts may not be indicative of future amounts. SFAS No. 123 does not apply to options awarded prior to 1995, and additional awards in future years are anticipated. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

            Expected dividend yield               1.71% -  3.14%
            Expected stock price volatility      27.51% - 30.25%
            Risk free interest rate               5.83% -  6.77%
            Expected life of options                 10 years

  During 1997, 121,583 options were granted. These options had a weighted average fair value of $13.65 per option and a weighted average exercise price of $34.70 per option. At December 31, 1997, 237,000 options authorized remained available to be granted.

The following table summarizes information about stock options outstanding at December 31, 1997:



                           Options Outstanding               Options Exercisable
----------------------------------------------------------------------------------------
                               Wgtd. Avg.
Range of            Number      Remaining   Wgtd. Avg.    Number         Wgtd. Avg.
Exercise          Outstanding  Contractual   Exercise   Exercisable       Exercise
Prices            at 12/31/97     Life        Price     at 12/31/97         Price
----------------  -----------  -----------  ----------  -----------  -------------------
$15.31-$18.625     192,693      5.9 years     $17.02      158,993           $17.07
$19.00-$21.750     255,975      7.8 years     $20.95      123,588           $20.89
$26.00-$33.375      67,450      3.6 years     $29.86       60,150           $29.84
$38.00-$39.875      90,648      9.8 years     $38.04        2,348           $39.70
----------------------------------------------------------------------------------------
$15.31-$39.875     606,766      7.0 years     $23.25      345,079           $20.82
----------------------------------------------------------------------------------------

(7) STOCK REPURCHASE PLAN

  In March 1995, the Company began a stock repurchase plan under which the Company was authorized to spend up to $2.1 million for purchases of its common stock. During 1996, an additional $4.0 million was authorized for the purchase of common stock. The Company repurchased 20,383 shares at an aggregate cost of approximately $0.5 million in 1997 and 218,015 shares at an aggregate cost of $4.4 million in 1996. Repurchased shares are added to treasury stock and are available for general corporate purposes including the funding of the Company's employee stock option plan. Authorizations of approximately $.8 million remained at December 31, 1997.

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries


(8) CAPITAL STOCK

  In May 1987, the Board of Directors adopted a "Shareholder Rights Plan" (the "Plan") designed to protect against unsolicited attempts to acquire control of the Company that the Board believes are not in the best interest of the shareholders. The Plan, which was renewed on May 31, 1996, provides for the possible issuance of a dividend of one common stock purchase right for each outstanding share of common stock. Under certain conditions, each right may be exercised to purchase one share of common stock at an exercise price of $75, subject to adjustment. Under certain circumstances, the rights entitle holders to purchase the common stock of the Company or an acquiring company having a value of twice the exercise price of the rights. The rights would become exercisable, or transferable apart from the common stock, ten days after a person or group acquired 20% or more, or announced or made a tender offer for 30% or more, of the outstanding common stock. Under certain circumstances, all rights owned by an acquiring person would be null and void. The rights expire on May 31, 2006, and may be redeemed by the Company at any time prior to the occurrence of certain events at $.05 per right.

  The Company is authorized to issue 2.0 million shares of preferred stock, the terms and conditions to be determined by the Board of Directors in creating any particular series.


(9) RETIREMENT BENEFITS

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


(Thousands of dollars)                                         1997       1996       1995
--------------------------------------------------------------------------------------------
Components of pension income:
  Service cost                                               $  2,692   $  2,304   $  1,780
  Interest cost                                                 7,096      6,539      5,698
  Actual return on plan assets                                (24,651)   (13,660)   (27,424)
  Net deferral                                                 11,643      1,284     16,795
--------------------------------------------------------------------------------------------
Net pension income                                           $ (3,220)  $ (3,533)  $ (3,151)
--------------------------------------------------------------------------------------------
Plan assets at fair value                                    $156,421   $137,039   $128,361
Actuarial present value of projected benefit obligations:
  Accumulated benefit obligations
    Vested                                                    (87,884)   (76,447)   (72,644)
    Nonvested                                                 (10,870)    (9,496)    (9,164)
Provision for future salary increases                          (9,513)    (7,802)    (7,703)
--------------------------------------------------------------------------------------------
Plan assets over projected benefit obligations                 48,154     43,294     38,850
Unrecognized transition gain                                   (9,903)   (10,830)   (11,756)
Other unrecognized gain                                       (11,522)    (6,369)    (4,393)
Unrecognized prior service credits                                960     (1,626)    (1,765)
--------------------------------------------------------------------------------------------
Net prepaid pension costs                                    $ 27,689   $ 24,469   $ 20,936
--------------------------------------------------------------------------------------------
Major assumptions at year end:
   Discount rate                                                 7.00%      7.50%      7.50%
   Rate of assumed increase in compensation levels                  5%         5%         5%
   Expected long-term rate of return on plan assets                 9%         9%         9%
--------------------------------------------------------------------------------------------

  The Company also has defined contribution retirement plans covering substantially all of its employees. During the year, the Company made contributions of 75% of employee contributions up to a maximum employee contribution of 6% of employee earnings. All obligations of the Company are funded through December 31, 1997. The Company's expense for these plans totaled $1,747,000, $1,610,000 and $1,560,000 in 1997, 1996 and 1995, respectively.

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries



(9) RETIREMENT BENEFITS (CONTINUED)

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

  The following table sets forth the plans' combined funded status December 31, 1997, 1996 and 1995:


(Thousands of dollars)                                    1997     1996     1995
----------------------------------------------------------------------------------
Accumulated post retirement benefit obligations:
   Retirees                                              $ 7,048  $ 7,213  $ 7,701
   Fully eligible active plan participants                 1,295    1,357      951
   Other active plan participants not yet eligible         2,977    2,554    2,133
----------------------------------------------------------------------------------
Total accumulated post retirement benefit obligations     11,320   11,124   10,785
Unrecognized net actuarial gain                              978    1,068    1,250
----------------------------------------------------------------------------------
Accrued post retirement benefit cost                     $12,298  $12,192  $12,035
----------------------------------------------------------------------------------
Net periodic cost of post retirement benefits:
   Service cost                                          $   162  $   156  $   135
   Interest cost                                             788      801      923
----------------------------------------------------------------------------------
Net periodic post retirement benefits cost               $   950  $   957  $ 1,058
----------------------------------------------------------------------------------

  The Company's post retirement health care plan is unfunded. For measurement purposes, the submitted claims medical trend was assumed to be 9.25% in 1997 and 10% in 1996. Thereafter, the Company's obligation is fixed at the amount of the Company's contribution for 1997. In determining the accumulated post retirement benefit obligation, a weighted-average discount rate of 7.00% in 1997 was used.



(10) BUSINESS SEGMENT INFORMATION

  The Company manufactures, sells and services various types of oil field pumping units, power transmission products, foundry castings and trailers. Corporate expenses are allocated to industry segments primarily based upon third party revenues. The following is a summary of key business segment and product group information:


(Thousands of dollars)                 1997      1996      1995
-----------------------------------------------------------------
SALES:
   Machinery Division
      Oil field pumping units        $ 81,571  $ 49,952  $ 46,449
      Power transmission products      70,786    73,127    60,131
      Foundry castings                 34,512    32,487    31,792
   Trailer Division                   100,693    70,408   110,537
-----------------------------------------------------------------
Total sales                          $287,562  $225,974  $248,909
-----------------------------------------------------------------

SALES BY GEOGRAPHIC REGION:
   United States                     $234,334  $182,724  $208,989
   Europe                               3,714     2,980     3,362
   Canada                              19,012    12,470    10,870
   Latin America                       19,316    16,326    16,411
   Other                               11,186    11,474     9,277
-----------------------------------------------------------------
Total sales                          $287,562  $225,974  $248,909
-----------------------------------------------------------------

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries



(10) BUSINESS SEGMENT INFORMATION (CONTINUED)


                                     1997      1996      1995
---------------------------------------------------------------
OPERATING INCOME:
   Machinery Division              $ 14,197  $  9,993  $  2,257
   Trailer Division                   7,116     4,286     8,229
---------------------------------------------------------------
Total operating income             $ 21,313  $ 14,279  $ 10,486
---------------------------------------------------------------

ASSETS:
   Machinery Division              $ 94,802  $ 96,574  $ 90,866
   Trailer Division                  25,274    16,125    23,058
   General Corporate                 89,676    73,226    72,372
---------------------------------------------------------------
Total assets                       $209,752  $185,925  $186,296
---------------------------------------------------------------

CAPITAL EXPENDITURES:
   Machinery Division              $ 12,454  $ 11,295  $  6,600
   Trailer Division                     703       634       835
   General Corporate                  4,480       428       211
---------------------------------------------------------------
Total capital expenditures         $ 17,637  $ 12,357  $  7,646
---------------------------------------------------------------

DEPRECIATION/AMORTIZATION:
   Machinery Division              $  6,625  $  5,622  $  5,621
   Trailer Division                     820       848       878
   General Corporate                    443       480       551
---------------------------------------------------------------
Total depreciation/amortization    $  7,888  $  6,950  $  7,050
---------------------------------------------------------------

                            LUFKIN INDUSTRIES, INC.
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    Lufkin Industries, Inc. and Subsidiaries



To the Shareholders of Lufkin Industries, Inc.:

  We have audited the accompanying consolidated balance sheet of Lufkin Industries, Inc. (a Texas corporation) and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lufkin Industries, Inc., and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP


/s/ ARTHUR ANDERSEN LLP

Houston, Texas
February 17, 1998

23