Form 10-K, Exhibit 13
period 1998-12-31
LUFKIN INDUSTRIES INC
filed 1999-03-25
CIK 60849

EXHIBIT 13. PORTIONS OF LUFKIN INDUSTRIES, INC. ANNUAL REPORT TO SHAREHOLDERS

                            LUFKIN INDUSTRIES, INC.
                            LETTER TO SHAREHOLDERS


LETTER TO SHAREHOLDERS:

  During the past year, the management team of Lufkin Industries continued to drive each of our four business units forward, better positioning them for long-term profitable growth. Our strategy has focused on achieving long-term growth through synergistic acquisitions, entering new markets, developing additional products and expanding the array of services Lufkin provides its customers. While 1998 started on an upbeat note, the slow down in world economies and the decline in the price of oil through the year caused our final overall financial results to be below our early expectations. We currently expect these trends to continue during the first half of 1999, yet we remain convinced that our strategies are appropriate and the successful execution of them will allow Lufkin to more effectively compete in world markets and achieve future growth.

  For the year ended December 31, 1998, net sales were $283.7 million compared with $287.6 million for the year ended December 31, 1997. Sales in 1998 of oil field products decreased to $57.5 million compared with $81.6 million in 1997 primarily as a result of the low price of oil for much of the year; foundry casting products sales decreased to $30.3 million from $34.5 million a year ago; and power transmission products sales increased to $72.9 million compared with $70.8 million in 1997. Sales of trailers in 1998 were $123.0 million, up from $100.7 million in 1997. Contributing to the increase was the growing acceptance by customers of new types of trailers introduced over the last few years.

  Net operating income for the year ended December 31, 1998, was $21.1 million compared with $21.6 million in 1997. Net income for the year was $13.6 million compared with $14.8 million, and earnings per share (diluted) were $2.08 compared with $2.22 a year ago. Results for 1998 include non-recurring gains of approximately $1.4 million, or $0.21 per share (diluted) related to the sale of certain assets and lower than expected costs on certain employee benefits and manufacturing items. The 1998 results primarily reflect the lower sales volumes and change in product mix which offset improvements in our operations that increased productivity and lowered costs.

  Lufkin's total backlog as of December 31, 1998, decreased to $87.9 million compared with $130.3 million a year ago. The backlog for oil field products was $3.7 million compared with $15.2 million a year ago reflecting the lower price of oil in 1998 compared with a year ago. At year-end the backlog for power transmission products was $31.1 million compared with $36.6 million primarily related to weakness in the Asian markets. For trailers, the backlog at December 31, 1998, was $44.7 million compared with $62.8 million. The decrease was due to recent record shipments of highway trailer products. The backlog for foundry castings was $8.4 million at December 31, 1998, compared with $15.7 million a year ago. The decline is attributable to increased pricing pressure and the depressed economies in the Far East markets. We continue to aggressively manage the cost side of our businesses and believe our backlogs will increase as the major industrial sectors in the world show improvement.

  Lufkin ended 1998 with total assets of $242.8 million and working capital of $61.0 million. Lufkin's shareholders' equity at year-end was $162.9 million; the book value was $24.77, an increase of 7% from $23.17 per share at December 31, 1997. Earnings before interest, taxes, depreciation and amortization (EBITDA), a traditional financial measure that continued to trend upward increasing to $30.3 million in 1998. EBITDA has increased in each of the last five years. The Company's current ratio was better than 2.5 to 1, with cash and temporary investments totaling $7.8 million. Lufkin's total debt at December 31, 1998, was $22.7 million. Lufkin continues to maintain a very sound financial position.

  Having undergone an extensive review of each of its business units in 1997 and 1998, we have focused on ways to use resources to enhance shareholder value. We have done so by improving operational capability and performance, decreasing product cycle times, reducing scrap and work-in-process, introducing new and innovative products, developing new support for markets we currently serve, expanding our international sales presence, making new capital investments, increasing our customer support, providing the tools and training for our employees to increase productivity, and completing synergistic acquisitions.

  During 1998, Lufkin completed three acquisition. The first occurred in May of 1998 when we acquired Lone Star Machine Shop, Inc. Of Denver City, Texas. Lone Star Machine Shop provides a variety of oil field services including the manufacturing of parts for pumping units. This acquisition expands Lufkin's capability to provide local manufacturing and to deliver on-site installation and necessary technical support to the oil field industry. We believe Lone Star Machine Shop provides unique opportunities to extend the role of Lufkin in serving the oil and gas industries.

  The second acquisition completed in 1998 was the French company COMELOR located in Fougerolles, France. COMELOR manufactures industrial gears which are used in applications including those in the steel, material handling, power generation and petrochemical industries. The acquisition furthers our commitment to expanding this international presence of Lufkin's power transmission business. COMELOR provides an excellent platform to better support customers in Europe, the Middle East and Asia while providing an entry into several complementary markets which we are not currently serving.

  Our third acquisition was completed in December when Lufkin acquired Delta-X Corporation, of Houston, Texas. Delta-X is a well-known supplier of oil well automation technology and will be integrated into our NABLA operation to form a stronger presence in the oil well automation market. This acquisition furthers our commitment to improving our position in the oil field automation markets.

  These three acquisitions provide new products and technical services, additional sales support, greater manufacturing capabilities and open new markets for Lufkin. We intend to be aggressive in looking for similar types of acquisitions which will also be a good use of our financial resources and will provide greater benefit to our shareholders.

  As part of the Board of Directors' view toward maximizing the long-term value of Lufkin, the Board has continued to believe that periodic repurchases of common stock of Lufkin represents an attractive use of a portion of available cash. In 1998, the Board authorized the use of up to $8.0 million for the repurchase of shares of Lufkin's common stock. A total of 198,000 shares of common stock, or 3% of the total shares outstanding, were purchased in 1998 pursuant to this repurchase authorization. As of December 31, 1998, a total of 490,000 shares have been repurchased under the Company's previous share repurchase programs.

  In February 1998, the Board approved a 6% increase in the Company's quarterly cash dividend to $0.18 per share from the previous quarterly rate of $0.17 per share. The current rate is equivalent to an annual dividend of $0.72 per share. Lufkin has paid a quarterly cash dividend for 59 consecutive years. The combination of an aggressive stock repurchase program and an increasing dividend is part of management's strategy to have shareholders directly participate in the increase in the long-term value of Lufkin.

  Much has been written about the potential problems associated with the Year 2000 date change. In response to the Y2K concerns, Lufkin has developed a comprehensive compliance program that addresses the necessary equipment and software upgrades to its systems and has substantially completed the testing phase of its plan. We anticipate that all of our computer systems will be Y2K compliant well in advance of the end of this year and the risks of the Y2K issue will be addressed.

  We are not satisfied with the financial results in 1998. However, the longer term strategic direction of Lufkin was strengthened, and we firmly believe the direction is sound. We intend to capitalize on opportunities to improve our competitive position and increase market share. At the same time, we will deal effectively with any challenge that may arise.

  I personally want to extend my appreciation to our employees, suppliers, customers and shareholders for their continued support and understanding. I can assure you that the management team and Board of Directors are dedicated to the long-term goal of increasing shareholder value.

Sincerely,

/s/ DOUGLAS V. SMITH
-------------------------------------
Douglas V. Smith
President and Chief Executive Officer

                            LUFKIN INDUSTRIES, INC.
                               FINANCIAL REVIEW
                   Lufkin Industries, Inc. and Subsidiaries

COMMON STOCK INFORMATION
                                  1998                           1997
                    ----------------------------   ----------------------------
                       Stock Price                    Stock Price
                    -----------------              -----------------
Quarter              High       Low     Dividend    High       Low     Dividend
-------------------------------------------------------------------------------
First               $35.938   $28.500       $.18   $26.125   $21.500       $.17
Second               38.063    29.250        .18    26.625    21.500        .17
Third                35.000    22.750        .18    31.625    25.500        .17
Fourth               26.500    16.875        .18    40.500    30.750        .17

  The Company's common stock is traded on the Nasdaq Stock Market (National Market) under the symbol LUFK and as of March 8, 1999, there were approximately 720 record holders of its common stock.

  The Company has paid cash dividends for 59 consecutive years. Total dividend payments were $4,752,000 and $4,460,000 in 1998 and 1997, respectively.

Quarterly Financial Data (Unaudited)

In millions, except              First    Second     Third    Fourth
per share data                  Quarter   Quarter   Quarter   Quarter
---------------------------------------------------------------------

1998
Net sales                         $73.6     $80.0     $66.7     $63.4
Gross profit                       13.3      14.0      13.1       8.2
Net earnings                        4.4       4.8       4.0       0.4
Basic earnings per share            .67       .73       .61       .06
Diluted earnings per share          .66       .72       .60       .06

1997
Net sales                         $60.0     $68.7     $78.8     $79.9
Gross profit                        8.1      12.1      13.8      15.0
Net earnings                        1.5       3.9       4.6       4.8
Basic earnings per share            .23       .59       .70       .74
Diluted earnings per share          .23       .59       .69       .72
---------------------------------------------------------------------

ADDITIONAL FINANCIAL INFORMATION

   Shareholders may obtain additional information for the year ended December 31, 1998, from the Company's Form 10-K Report filed with the Securities and Exchange Commission. A copy of such report may be obtained without charge by written request to the Secretary, Lufkin Industries, Inc., P.O. Box 849, Lufkin, Texas 75902-0849.

                            LUFKIN INDUSTRIES, INC.
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                   Lufkin Industries, Inc. and Subsidiaries

RESULTS OF OPERATIONS

   Net sales for 1998 were $283.7 million compared to $287.6 million for 1997. Net sales for 1996 were $226.0 million. The Company reported net operating income of $21.1 million for 1998 and $21.6 million and $14.3 million for 1997 and 1996, respectively. For 1998, the Company reported net earnings of $13.6 million compared to $14.8 million and $10.5 million for 1997 and 1996, respectively.

   During 1998, the Company experienced a decline in oil field and foundry casting revenues while the revenues in the power transmission products and trailer groups increased. The annual percentage increases (decreases) in revenues for the Company's product groups for the three years ended December 31, 1998 were as follows:

                                  Annual increases (decreases) in revenues
--------------------------------------------------------------------------------
                                         1998    1997    1996
--------------------------------------------------------------------------------
Oil field pumping units                  (29)%     63%      8%
Power transmission products                3       (3)     22
Foundry castings                         (12)       6       2
Trailers                                  22       43     (36)
--------------------------------------------------------------------------------
   Total                                  (1)%     27%    ( 9)%
--------------------------------------------------------------------------------

The sales mix of the Company's products for the three years ended December 31, 1998 was as follows:

                                         Percent of total sales
--------------------------------------------------------------------------------
                                          1998   1997    1996
--------------------------------------------------------------------------------
Oil field pumping units                    20%     28%     22%
Power transmission products                26      25      32
Foundry castings                           11      12      15
Trailers                                   43      35      31
--------------------------------------------------------------------------------
   Total                                  100%    100%    100%
--------------------------------------------------------------------------------

  Oil field revenues decreased 29% to $57.5 million in 1998 from $81.6 million in 1997. Oil field revenues for 1996 were $50.0 million. During 1998, the Company experienced a decrease in demand for oil field products. This decline was due in general to a lower price per barrel of oil and the softening of the oil market world wide. The Company booked new orders of $46.0 million for 1998, compared to $85.0 million and $54.0 million in 1997 and 1996, respectively. The decreased bookings are also a result of the softening oil field market. The Company ended 1998 with a backlog for oil field products of $3.7 million as compared to $15.2 million at December 31, 1997. The backlog at December 31, 1996 was $12.1 million.

  Sales of power transmission products increased 3% to $72.9 million from $70.8 million in 1997. Power transmission revenues were $73.1 million in 1996. Contributing to this increase were revenues of $3.3 million generated by the recent acquisition of COMELOR, a French company manufacturing industrial gear products. The 1998 bookings for power transmission products were $64.0 million, which decreased from $77.3 million in 1997. Bookings were $67.2 million in 1996. The decline in bookings and backlog is due to the general softening of the Asian markets. The 1998 backlog decreased to $31.1 million as compared to the 1997 backlog of $36.6 million. The 1996 year end backlog was $30.1 million.

  Foundry castings revenues in 1998 decreased 12% to $30.3 million from $34.5 million in 1997. Sales of foundry castings were $32.5 million in 1996. The decline in revenues is primarily due to decreased sales of domestically produced machine tool components. New orders booked for foundry castings totaled $23.0 million in 1998. Bookings were $34.9 million and $34.0 million in 1997 and 1996, respectively. The decline in bookings and backlog is primarily due to greater pricing pressure from the Far East markets due to the depressed Asian economies combined with unfavorable changes in the monetary exchange rates. The Company ended 1998 with a backlog for foundry products of $8.4 million. The year end backlog for foundry products was $15.7 million and $15.3 million for 1997 and 1996, respectively.

                            LUFKIN INDUSTRIES, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    Lufkin Industries, Inc. and Subsidiaries



RESULTS OF OPERATIONS (CONTINUED)

  During 1998, the Company experienced increased demand for its trailer products. Net revenues for 1998 increased 22% to $123.0 million from $100.7 million for 1997. Revenues from trailer products were $70.4 million for 1996. The year on year increases of $22.3 million in 1998 and $30.3 million in 1997, indicated growth in demand for highway trailers over the last three years. The 1998 backlog for trailer products declined to $44.7 million from $62.8 million at year end 1997. The backlog for trailer products was $40.1 million in 1996. The decline in backlog is due primarily to record levels of shipment activity in the first half of 1998. Management expected a decline in bookings in the second half of 1998 and took appropriate cost cutting actions, including adjusting workforce levels in the last quarter of 1998 and the first quarter of 1999 as business dictated. The demand for trailer products is expected to rise in the first half of 1999.

  Gross profit margins remained stable at 17% for 1998 and 1997, up from 16% in 1996. This is indicative of the cost management strategies the Company has utilized in 1998, including the adjustment of workforce levels, as well as certain non-recurring items discussed below, which compensated for the decline in the oil market worldwide.

  Selling, General and Administrative expenses (S. G. & A.) were $28.2 million and 10% of revenues for 1998, increasing slightly from 1997 when S. G. & A. expenses were $27.9 million and 10% of revenues. S. G. & A. expenses were $23.2 million and 10% of revenues for 1996. Year-on-year increases of $0.7 million and $4.0 million for 1998 and 1997, respectively, are in part due to costs associated with new acquisitions.

  Net operating income for 1998 was $21.1 million, down 2% from $21.6 million in 1997 and up 48% from $14.3 million in 1996. The acquisition of the French company, COMELOR, is expected to be accretive to net earnings in 1999. This relative stability in 1998 and 1997 is a result of a favorable upturn in the trailer market and aggressive cost management in the midst of a declining world
oil market as well as certain non-recurring items discussed below.   Net
earnings were increased by $1.4 million or $0.22 for basic earnings per share and $0.21 for diluted earnings per share resulting from non recurring gains related primarily to the sale of certain assets and lower than expected costs on certain employee benefits and manufacturing items. The Company plans to continue to proactively match production with activity while focusing on long term growth through synergistic acquisitions, exploring new markets and developing additional products.

  Other income increased $0.1 million to $0.7 in 1998 compared to $0.6 million in 1997. Other income for 1996 was $0.4 million. Investment income decreased $0.2 million to $1.3 in 1998 as compared to $1.5 million in 1997. For the 1998 and 1997 fiscal years, investment income has declined from $1.9 million in 1996 due to a decrease in temporary investment balances caused by the use of temporary investments for acquisition activities. Interest expense has increased $0.4 million to $0.7 million in 1998 from $0.3 million in 1997. The increase is primarily due to the use of cash and long term debt issued in relation to the Company's acquisition activities.

  Net earnings for 1998 decreased 8% to $13.6 million or $2.11 for basic earnings per share and $2.08 for diluted earnings per share compared to $14.8 million in 1997 or $2.26 for basic earnings per share and $2.22 for diluted earnings per share. Net earnings for 1996 was $10.5 million or $1.57 for basic earnings per share and $1.56 for diluted earnings per share.


LIQUIDITY AND CAPITAL RESOURCES

  At December 31, 1998, the Company had net working capital of $61.0 million compared to $68.9 million in 1997. During 1998, the Company generated $11.4 million net cash from operations compared to $10.9 million and $19.1 million for 1997 and 1996, respectively. Accounts receivable decreased $1.5 million to $38.9 million, down 4% over the 1997 balance of $40.4 million. The decrease in receivables is in part due to the reduced volumes of sales in the oil field and foundry areas, as a result of the weakened oil market and the depressed Far East markets. At December 31, 1998, inventories were $48.3 million compared to $30.1
million at year end 1997.   This increase in inventories is due to the
capitalization of certain maintenance and supply items and current year acquisition activities. At year end 1998, accrued liabilities were $17.0 compared to $14.0 million at year end 1997. The $3.0 million increase consisted primarily of increased payroll and benefits, warranty accruals and commissions payable. Dividends of $.72 per share totaling $4.8 million were paid during 1998 compared to $4.5 million and $4.0 million paid in 1997 and 1996 respectively. In 1998, the Company paid $19.8 million for additions to Property, Plant and Equipment (P. P. & E.) for capacity expansions and equipment replacements. P. P. & E. expenditures for 1997 and 1996 totaled $17.6 million and $12.4 million, respectively.

                            LUFKIN INDUSTRIES, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    Lufkin Industries, Inc. and Subsidiaries



LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

  During 1998, the Company completed the acquisition of three different companies, for a total purchase price of $14.0 million in cash and common stock.
These acquisitions were accounted for under the purchase method.   Related to
these acquisitions, the Company recorded Goodwill, representing the excess of purchase price over the fair value of the acquired net assets, of $2.1 million which will be amortized over a period of forty years. Treasury stock purchases during 1998 increased to $5.6 million, up from $.5 million in 1997. Treasury stock purchases in 1996 were $4.4 million. Under the Company's current stock purchase program authorizations of approximately $3.2 million remained at December 31, 1998 for future treasury stock purchases.

  Net cash provided by financing activities was $5.8 million compared to a net use of cash in 1997 of $4.1 million. Cash used in financing activities in 1996 was $8.4 million. The increase in 1998 is due mainly to the Company's increased borrowings to finance acquisition activities. In June 1998 the Company entered into a credit agreement for a discretionary line of credit totaling $10.0 million. This agreement was superseded by an agreement in December 1998 increasing the discretionary line of credit to $13.0 million. At December 31, 1998, $3.5 million remained available. In recent years, P. P. & E. expenditures have been financed with internally generated funds. The Company plans to fund future P. P. & E. expenditures and its acquisitions program using these two methods. The Company believes that its existing working capital and available borrowings will be sufficient to satisfy 1999 cash requirements.


MARKET RISK

  The company does not utilize financial instruments for trading purposes and holds no derivative financial instruments which could expose the Company to significant market risk. The Company's exposure to market risk for changes in interest rates relates primarily to its obligation under the discretionary line of credit, of which $9,500,000 had been borrowed as of December 31, 1998. The weighted average interest rate of the $9,500,000 of outstanding indebtedness was 6.0% at December 31, 1998.


IMPACT OF THE YEAR 2000

  YEAR 2000 ISSUE. Many software applications, hardware and equipment and embedded chip systems identify dates using only the last two digits of the year. These products may be unable to distinguish between dates in the year 2000 and the dates in the year 1900. That inability, if not addressed, could cause applications, equipment or systems to fail or provide incorrect information after December 31, 1999, or when using dates after December 31, 1999. This in turn could have an adverse effect on the Company due to the Company's direct dependence on its own applications, equipment and systems and indirect dependence on those of other entities with which the Company must interact.

  COMPLIANCE PROGRAM AND COMPANY READINESS. During 1997, the Company completed a comprehensive evaluation of its information technology systems to determine which systems would be affected by the year 2000 ("Y2K"). Following this evaluation, the Company determined that the purchase of new Y2K compliant software applications would provide increased commercial and financial functionality when compared to its existing mature software. The new information technology system is substantially complete and should be completely finished by the third quarter of 1999.

  The Company is currently assessing the Y2K readiness of its non-information technology systems. This process is substantially complete and has involved the testing and evaluation of electrical equipment, embedded microprocessor chips and machine controls throughout the Company.

  The Company has begun the process of requesting information about Y2K readiness from its vendors. This process is about 40% complete. The Company believes that the risk of sole-source exposure is minimal since alternate sources exist for most of the items purchased by the Company. Utility and communication providers and financial institutions have been contacted. They have responded that they are actively addressing the Y2K issue and feel that the risk of any interruption of service will be minimal.

  The Company is receiving Y2K compliance questionnaires from its customers daily, indicating their awareness of the Y2K issue and its possible risks; thus the Company has chosen not to pursue the Y2K compliance of its customer base.

                            LUFKIN INDUSTRIES, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    Lufkin Industries, Inc. and Subsidiaries



IMPACT OF THE YEAR 2000 (continued)

  COSTS TO ADDRESS YEAR 2000 COMPLIANCE ISSUES. It has been estimated that the capitalizable costs of the new information technology software and its implementation will be approximately $9.3 million. The Company has capitalized such costs of $9.3 million and $4.3 million at December 31, 1998 and 1997, respectively. The new information technology system will be depreciated over a seven year useful life. The Company estimates that it will have to dispose of non-Y2K compliant computer equipment with a net book value of approximately $0.1 million. The non-information technology systems found to be non-compliant were immaterial in nature and of minimal cost to repair or replace.

  RISK OF NON-COMPLIANCE AND CONTINGENCY PLANS. The Company recognizes the possibility that its systems may not be completely Y2K compliant by December 31, 1999. There is also a risk that all third parties upon whom the Company relies will not be completely Y2K compliant at year end 1999. The effects of any degree of Y2K non-compliance on revenues, costs and net earnings is not possible to predict at this time.

  Worst case scenarios include a total shutdown of all operations and a loss of all revenues in fiscal year 2000; however, the Company believes that the risk of this worst case scenario is almost non-existent. Although no assurance can be given, the Company believes that business interruption will be minimal and should not result in a material adverse effect on the Company's consolidated statement of earnings.


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

                          CONSOLIDATED BALANCE SHEET
                   Lufkin Industries, Inc. and Subsidiaries


December 31, 1998 and 1997
(Thousands of dollars, except share and per share data)

ASSETS                                                            1998        1997
-------------------------------------------------------------------------------------
Current assets:
Cash                                                            $  1,617    $    796
Temporary investments                                              6,147      17,521
Receivables, net                                                  38,904      40,444
Income taxes receivable                                            3,566           -
Inventories                                                       48,344      30,078
Deferred income taxes                                              2,616       1,911
-------------------------------------------------------------------------------------
   Total current assets                                          101,194      90,750

Property, plant and equipment, net                                95,159      75,478
Prepaid pension costs                                             31,614      27,689
Goodwill                                                           8,148       8,391
Other assets                                                       6,680       7,444
-------------------------------------------------------------------------------------
     Total assets                                               $242,795    $209,752
-------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------
Current liabilities:
Accounts payable                                                $ 12,017    $  7,169
Short term debt                                                    8,500           -
Current portion of long term notes payable                         2,687         742
Accrued liabilities:
   Payroll and benefits                                            6,687       5,430
   Accrued warranty expenses                                       2,213       1,150
   Taxes payable                                                   2,561       5,071
   Commissions and other                                           5,551       2,334
-------------------------------------------------------------------------------------
   Total current liabilities                                      40,216      21,896

Deferred income taxes                                             16,774      13,588
Post retirement benefits                                          11,381      12,298
Long term notes payable, net of current portion                   11,528       6,665

Shareholders' equity:
Common stock, par $1 per share; 20,000,000 shares
   authorized; 6,892,381 and 6,792,381 shares issued               6,892       6,792
Capital in excess of par                                          18,080      15,381
Retained earnings                                                147,413     138,539
Treasury stock, 315,330 shares and 199,399 shares, at cost        (8,014)     (4,244)
Accumulated other comprehensive income
   Cumulative translation adjustment                              (1,475)     (1,163)
-------------------------------------------------------------------------------------
   Total shareholders' equity                                    162,896     155,305
-------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity                $242,795    $209,752
-------------------------------------------------------------------------------------


See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF EARNINGS
                   Lufkin Industries, Inc. and Subsidiaries


Years ended December 31, 1998, 1997 and 1996
(Thousands of dollars, except per share data)
                                                    1998        1997        1996
------------------------------------------------------------------------------------
Net sales                                          $283,705    $287,562    $225,974

Cost of sales                                       235,129     238,657     188,877
------------------------------------------------------------------------------------
Gross profit                                         48,576      48,905      37,097

Selling, general and administrative expenses         28,203      27,886      23,163
Other income, net                                      (677)       (553)       (374)
------------------------------------------------------------------------------------
Operating income                                     21,050      21,572      14,308
Investment income                                     1,307       1,531       1,928
Interest expense, net                                  (730)       (259)        (29)
------------------------------------------------------------------------------------
Earnings before income taxes                         21,627      22,844      16,207

Provision for income taxes                            8,001       7,995       5,756

------------------------------------------------------------------------------------
Net earnings                                       $ 13,626    $ 14,849    $ 10,451
------------------------------------------------------------------------------------
Net earnings per share:
  Basic                                            $   2.11    $   2.26    $   1.57
  Diluted                                          $   2.08    $   2.22    $   1.56
------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                    Lufkin Industries, Inc. and Subsidiaries

Years ended December 31, 1998, 1997, and 1996
(Thousands of dollars, except share and per share data)



                                      Common Stock         Capital                              Cumulative      Compre-
                                 ---------------------    In Excess    Retained     Treasury    Translation     hensive
                                  Shares       Amount      Of Par      Earnings       Stock      Adjustment     Income
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995       6,792,381       6,792      15,367       121,692         (311)      (948)
Comprehensive income
   Net earnings                                                           10,451                                  10,451
                                                                                                                  ------
Cash dividends,
    $.60 per share                                                        (3,993)
Purchases of treasury stock
    (218,015 shares)                                                                   (4,445)
Exercise of stock options
    (125 shares)                                                                            2
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996       6,792,381       6,792      15,367       128,150       (4,754)      (948)
Comprehensive income
   Net earnings                                                           14,849                                  14,849
   Other comprehensive
     income, net of tax
          Foreign currency
           translation
           adjustment                                                                               (215)           (215)
                                                                                                                  ------
Comprehensive income                                                                                              14,634
                                                                                                                  ------
Cash dividends,
    $.68 per share                                                        (4,460)
Purchases of treasury stock
    (20,383 shares)                                                                      (532)
Exercise of stock options
    (54,982 shares)                                             14                      1,042
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997       6,792,381      $6,792     $15,381      $138,539      $(4,244)   $(1,163)
Comprehensive income
   Net earnings                                                           13,626                                  13,626
   Other comprehensive
     income, net of tax
       Foreign currency
         translation
         adjustment                                                                                 (312)           (312)
                                                                                                                  ------
Comprehensive income                                                                                              13,314
                                                                                                                  ------
Common stock issued for
      acquisitions                 100,000         100       2,170
Cash dividends,
    $.72 per share                                                        (4,752)
Purchases of treasury stock
    (199,726 shares)                                                                   (5,554)
Exercise of stock options
    (83,795 shares)                                            529                      1,784
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998       6,892,381      $6,892     $18,080      $147,413      $(8,014)   $(1,475)
-------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                    Lufkin Industries, Inc. and Subsidiaries


Years ended December 31, 1998, 1997 and 1996
(Thousands of dollars)
                                                                     1998        1997        1996
-----------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net earnings                                                   $ 13,626    $ 14,849    $ 10,451
     Adjustments to reconcile net earnings to net
          cash provided by operating activities:
                 Depreciation and amortization                         9,213       7,888       6,950
                 Deferred income tax provision                         2,481       3,332       3,699
                 Pension income                                       (3,925)     (3,220)     (3,533)
                 Post retirement benefits                               (917)        106         157
                 (Gain) Loss on sales of property,
                   plant and equipment                                  (199)        136         (45)
                 Increase (decrease) in cash flow from
                   changes in assets and liabilities excluding
                   effects of acquisitions:
                        Receivables, net                               5,504      (5,696)      2,732
                        Income taxes receivable                       (3,566)
                        Inventories                                  (10,843)     (8,253)      3,174
                        Accounts payable                               2,237        (414)     (4,395)
                        Accrued liabilities                           (2,256)      2,140        (126)
-----------------------------------------------------------------------------------------------------
Net cash provided by operating activities                             11,355      10,868      19,064

Cash flows from investing activities:
     Additions to property, plant and equipment                      (19,830)    (17,637)    (12,357)
     Acquisitions of other companies, net of cash acquired            (9,979)     (2,761)          -
     Proceeds from disposition of property,
       plant and equipment                                               604       1,253         282
     (Increase) decrease in other assets                               1,843          22      (1,004)
-----------------------------------------------------------------------------------------------------
Net cash used in investing activities                                (27,362)    (19,123)    (13,079)

Cash flows from financing activities:
     Proceeds from short term debt, net of repayments                 14,500           -           -
     Payments of long term notes payable                                (742)       (143)          -
     Dividends paid                                                   (4,752)     (4,460)     (3,993)
     Proceeds from exercise of stock options                           2,314       1,056           2
     Purchase of treasury stock                                       (5,554)       (532)     (4,445)
-----------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                    5,766      (4,079)     (8,436)


Effect of translation on cash and
   temporary investments                                                (312)       (215)          -
-----------------------------------------------------------------------------------------------------

Net decrease in cash and
   temporary investments                                             (10,553)    (12,549)     (2,451)
Cash and temporary investments,
   at beginning of year                                               18,317      30,866      33,317
-----------------------------------------------------------------------------------------------------
Cash and temporary investments,
   at end of year                                                   $  7,764    $ 18,317    $ 30,866
-----------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                            LUFKIN INDUSTRIES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Lufkin Industries, Inc. and Subsidiaries

(1) SUMMARY OF MAJOR ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Lufkin Industries, Inc. and Subsidiaries (collectively, the Company) after elimination of all significant intercompany accounts and transactions.

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

  TEMPORARY INVESTMENTS: The Company's temporary investments, consisting of government securities, have been classified as trading securities which are carried at market value. All realized and unrealized gains and losses are recognized currently in investment income.

 RECEIVABLES:  The following is a summary of the Company's receivable balances:

(Thousands of dollars)                    1998       1997
-----------------------------------------------------------
   Accounts receivable                  $38,772    $37,034
   Notes receivable                         732      4,010
-----------------------------------------------------------
                                         39,504     41,044

   Allowance for doubtful accounts         (600)      (600)
-----------------------------------------------------------
   Net receivables                      $38,904    $40,444
-----------------------------------------------------------

  INVENTORIES: The Company reports its inventories by using the last-in, first-out (LIFO) and the first-in, first-out (FIFO) methods less reserves necessary to report inventories at the lower of cost or estimated market. Inventory costs include material, labor and factory overhead. In July, 1998, the Company began capitalizing certain maintenance and supplies inventories to better match the estimated cost of such inventories with the related equipment produced. Such inventories were capitalized and will be amortized over the three years of their estimated use and had the effect of increasing net earnings by $0.8 million or $0.13 for both basic and diluted earnings per share in 1998.

  PROPERTY, PLANT AND EQUIPMENT: The Company records investments in these assets at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations as incurred. Gains or losses realized on the sale or retirement of these assets are reflected in income. Depreciation for financial reporting purposes is provided on a straight-line method based upon the estimated useful lives of the assets. Accelerated depreciation methods are used for tax purposes. The following is a summary of the Company's property, plant and equipment (P. P. & E.) balances and useful lives:

                                                    Useful
                                                     Life
(Thousands of dollars)                            (in Years)      1998         1997
--------------------------------------------------------------------------------------
  Land                                                    -    $   2,592    $   2,297
  Land improvements                                   10-25        6,056        5,960
  Buildings                                         12.5-40       58,678       55,687
  Machinery and equipment                            3-12.5      160,266      166,602
  Furniture and fixtures                             5-12.5        5,268        5,711
  Computer equipment                                    3-7       20,138       14,470
--------------------------------------------------------------------------------------
    Total property, plant and equipment                          252,998      250,727
  Less accumulated depreciation                                 (157,839)    (175,249)
--------------------------------------------------------------------------------------
    Total property, plant and equipment, net                   $  95,159    $  75,478
--------------------------------------------------------------------------------------

  Management continually evaluates whether events or circumstances have occurred that indicate the remaining estimated useful life of long-lived assets (including P. P. & E., goodwill, covenants not to compete and other intangible assets) may warrant revision or that remaining balances may not be recoverable.

  INTANGIBLE ASSETS: The cost over fair value of net tangible assets of acquired businesses ("Goodwill") is amortized on a straight line method over forty years. Management periodically evaluates recorded goodwill balances, net of accumulated amortization, for impairment based on the undiscounted cash flows associated with the asset compared to the carrying amount of that asset. Management believes that there have been no events or circumstances which warrant revision to the remaining useful life or affect the recoverability of goodwill in any of
its business units.   Other intangible assets, which include covenants not to
compete, are amortized on the straight line method over their estimated lives. Amortization expense related to Goodwill and other intangible assets was $290,000, $184,000 and $0 in 1998, 1997 and 1996, respectively.

                            LUFKIN INDUSTRIES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Lufkin Industries, Inc. and Subsidiaries

(1) SUMMARY OF MAJOR ACCOUNTING POLICIES (CONTINUED)

  NEW ACCOUNTING PRONOUNCEMENTS: In March 1998, the AICPA issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP provides guidance with respect to accounting for the various types of costs incurred for computer software developed or obtained for the Company's use. The Company intends to adopt SOP 98-1 in the first quarter of 1999 and believes that adoption will not have a significant effect on its consolidated financial statements.

  In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." At adoption, SOP 98-5 requires the Company to write off any unamortized start-up costs as a cumulative change in accounting principle and expense all future start-up costs as they are incurred. The Company intends to adopt SOP 98-5 in the first quarter of 1999 and believes that adoption will not have a significant effect on its consolidated financial statements.

  EARNINGS PER SHARE: Earnings per share amounts are based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period. The weighted average number of shares used to compute basic and diluted earnings per share for 1998, 1997 and 1996 is illustrated below:

(Thousands of dollars, except share and per share data)         1998         1997         1996
-------------------------------------------------------------------------------------------------
Numerator:
 Numerator for basic and diluted earnings per share--
 income available to common shareholders                     $   13,626   $   14,849   $   10,451
-------------------------------------------------------------------------------------------------
Denominator:
 Denominator for basic earnings per share--
 weighted-average shares                                      6,464,680    6,558,536    6,659,751
 Effect of dilutive securities: Employee stock options          100,080      131,423       55,061
 -------------------------------------------------------------------------------------------------
 Denominator for diluted earnings per share--adjusted
 weighted-average shares and assumed conversions              6,564,760    6,689,959    6,714,812
-------------------------------------------------------------------------------------------------
Basic earnings per share                                     $     2.11   $     2.26   $     1.57
-------------------------------------------------------------------------------------------------
Diluted earnings per share                                   $     2.08   $     2.22   $     1.56
-------------------------------------------------------------------------------------------------

  INCOME TAXES: The Company follows SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income tax assets or liabilities are recorded based on the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates.

  OTHER: Certain prior year amounts have been reclassified to conform with the current year presentation.

(2) INCOME TAXES

Net deferred income tax assets and liabilities are comprised of the following:

(Thousands of dollars)                            1998        1997
---------------------------------------------------------------------
Current deferred income tax assets
   Gross assets                                 $  2,616    $  2,663
   Gross liabilities                                   -        (752)
---------------------------------------------------------------------
Total, net                                         2,616       1,911
---------------------------------------------------------------------
Noncurrent deferred income tax liabilities
   Gross assets                                    7,382       6,999
   Gross liabilities                             (24,156)    (20,587)
---------------------------------------------------------------------
Total, net                                       (16,774)    (13,588)
---------------------------------------------------------------------
Net deferred income tax liabilities             $(14,158)   $(11,677)
---------------------------------------------------------------------

                            LUFKIN INDUSTRIES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Lufkin Industries, Inc. and Subsidiaries


(2) INCOME TAXES (CONTINUED)

The tax effects of significant temporary differences representing deferred income tax assets and liabilities are as follows:

(Thousands of dollars)                                1998        1997
-------------------------------------------------------------------------------
Inventories                                        $    859    $    (10)
Prepaid pension costs                               (11,065)     (9,691)
Payroll and benefits                                  1,264       1,144
Accrued warranty expenses                               275         404
Post retirement benefits                              3,984       4,304
Capital loss and tax credit carryforwards               136         157
Depreciation                                         (9,373)     (8,152)
Other, net                                             (238)        167
-------------------------------------------------------------------------------
Net deferred income tax liabilities                $(14,158)   $(11,677)
-------------------------------------------------------------------------------

The income tax provision for 1998, 1997, and 1996 consisted of the following:


(Thousands of dollars)                              1998       1997     1996
-------------------------------------------------------------------------------
Current                                            $5,520    $4,663    $2,057
Deferred                                            2,481     3,332     3,699
-------------------------------------------------------------------------------
Total                                              $8,001    $7,995    $5,756
-------------------------------------------------------------------------------

A reconciliation of the income tax provision as computed at the statutory U. S. income tax rate and the income tax provision presented in the consolidated financial statements is as follows:

(Thousands of dollars)                              1998       1997    1996
-----------------------------------------------------------------------------
Tax provision computed at statutory rate           $7,570   $7,995    $5,672
Tax effect of:
   Expenses for which no benefit was realized         206      166       362
   Tax-exempt interest and dividend
      income exclusion                                  -      (11)     (158)
   Other, net                                         225     (155)     (120)
-----------------------------------------------------------------------------
Provision for income taxes                         $8,001   $7,995    $5,756
-----------------------------------------------------------------------------

  Cash payments for income taxes totaled $9,615,000, $3,075,000 and $2,178,000 for 1998, 1997 and 1996, respectively.

  For income tax reporting purposes at December 31, 1998, the Company has foreign tax credit carryforwards of $125,000 and $11,000, which expire December 31, 1999 and 2000, respectively.


(3) INVENTORIES

 Inventories used in determining cost of sales were as follows:

(Thousands of dollars)                                    1998      1997
--------------------------------------------------------------------------------
Finished goods                                          $ 5,331   $ 5,122
Work in process                                          14,805     6,381
Raw materials                                            28,208    18,575
--------------------------------------------------------------------------------
Total                                                   $48,344   $30,078
--------------------------------------------------------------------------------

  Inventories accounted for on a LIFO basis were $32,894,000 and $26,339,000 and on a FIFO basis were $15,450,000 and $3,739,000 at December 31, 1998 and 1997,
respectively. Had the FIFO method been used in determining all inventory values, inventories would have been $18,656,000 and $17,071,000 higher at December 31, 1998 and 1997, respectively. Net income was increased by approximately $400,000 ($.06 per share for both basic and diluted earnings per share) for 1996 as a result of using the LIFO method as compared to the FIFO method of accounting for certain inventories.

                            LUFKIN INDUSTRIES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Lufkin Industries, Inc. and Subsidiaries


(4) BUSINESS COMBINATIONS

  All acquisitions have been accounted for under the purchase method. Goodwill, if any, resulting from each acquisition is being amortized over a forty year life. The results of these companies' operations are included in the Company's Consolidated Statement of Earnings from their respective acquisition dates forward. The accompanying balance sheet as of December 31, 1998 includes estimated allocations of the respective purchase prices which may be subject to later adjustment.

  The acquisitions of Fannie Lee Mitchell Company and the Nabla Corporation, both oil field service companies, were completed in July 1997. The Company paid $2,761,000 in cash, net of cash acquired and issued $7,550,000 of long term notes payable in conjunction with these acquisitions. Allocations of the purchase price included goodwill of approximately $5,500,000.

  In April 1998, the Company completed the acquisition of the assets of Lone Star Machine Shop, another oil field service company, for a cash purchase price of $2,300,000. Goodwill was $1,080,000.

  In November 1998, the Company completed the acquisition of the French company COMELOR, a manufacturer of industrial gears, for a purchase price of $7,615,000 in cash and 100,000 shares of common stock. The fair value of the net assets acquired exceeded the purchase price, therefore net assets were recorded based on the purchase price.

  In December 1998, the Company completed the acquisition of the Delta-X Corporation, a software and hardware manufacturer for the oil field service industry. Total cash payments were $4,087,000 and goodwill was $977,000.

  The following unaudited pro forma information presents the results of the Company's consolidated results of operations had the acquisitions taken place on the first day of the year being reported:


                                                         1998          1997
(Thousands of dollars, except per share amounts)      (Unaudited)   (Unaudited)
-------------------------------------------------------------------------------
    Pro forma revenues                                  $300,409      $316,128
    Pro forma net earnings                                14,375        16,232
    Pro forma earnings per common share:
        Basic                                               2.22          2.47
        Diluted                                             2.19          2.43

These pro forma results are presented for information purposes only and do not purport to show the actual results which would have occurred had the business combinations been consummated on the first day of the year being reported, nor should they be viewed as indicative of future results of operations.


(5) DEBT OBLIGATIONS

  The Company's short term debt obligations at December 31, 1998 and 1997 consist of the following:
                                                             1998     1997
(Thousands of dollars)
--------------------------------------------------------------------------
Discretionary line of credit with a domestic bank,
   payable daily, floating interest rate agreed to by
   Company and bank, currently 6.0%, unsecured             $ 9,500       -
Less-Discretionary line of credit, classified as long
   term notes payable and current portion of long
   term notes payable, discussed below                      (6,000)
Note payable to domestic bank, due January 4,
   1999, interest at 6.87%,  unsecured                       5,000       -
--------------------------------------------------------------------------
                                                           $ 8,500       -
--------------------------------------------------------------------------

  Subsequent to December 31, 1998 and prior to the issuance of these financial statements, the Company refinanced $6,000,000 of the discretionary line of credit into a long term obligation, with interest equal to the current Euro currency rate plus 1.75% per annum, payable in sixteen quarterly installments of $375,000 plus interest beginning on the last business day of March, 1999 and maturing on the last business day of December, 2002, and is unsecured. As a result, $4,500,000 was classified as long term notes payable as of December 31, 1998 and $1,500,000 was classified as the current portion of long term notes payable.

                            LUFKIN INDUSTRIES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Lufkin Industries, Inc. and Subsidiaries


(5) DEBT OBLIGATIONS (CONTINUED)

The Company's long term notes payable at December 31, 1998 and 1997 consist of the following:

(Thousands of dollars, except payment amounts)                1998      1997
-------------------------------------------------------------------------------
Notes payable to individuals, interest ranging from 6.50%
 to 6.65%, due in quarterly installments ranging from
 $9,000 to $55,000 with balloon payments at maturity
 ranging from $996,000 to $2,162,000 maturing
  August 2000 to July 2002, unsecured                         $ 6,332   $6,907
Notes payable to individuals, stated interest rate of 0%
 with an imputed interest rate of 6.50%, due in annual
 installments totaling $167,000, maturing August 2000,
 unsecured                                                        333      500
Notes payable to bank, floating interest rate, based on
 TIOP quarterly, currently 3.75%, due in quarterly
 installments ranging from $49,588 to $122,695 secured
 by certain assets                                              1,550        -
Discretionary line of credit, subsequently refinanced as
 long term notes payable, discussed above                       6,000        -
Less-current maturities of long term notes payable             (2,687)    (742)
-------------------------------------------------------------------------------
Total                                                         $11,528   $6,665
-------------------------------------------------------------------------------

Under the terms of certain notes payable, cash and temporary investments in the amount of $5,850,000 is restricted for the payment of these notes.

Related party notes payable included in long term notes payable at December 31, 1998 and 1997 consist of the following:

(Thousands of dollars)                                        1998      1997
-------------------------------------------------------------------------------
Note payable to current employee, interest at 6.50% with
  principal and interest payable quarterly                    $ 315    $ 495
Note payable to current employee, stated interest rate of 0%
  with an imputed interest rate of 6.50%, with principal and
  interest payable annually                                     167      250
Less current maturities of long term, related party notes
  payable                                                      (263)    (263)
-------------------------------------------------------------------------------
Total                                                         $ 219    $ 482
-------------------------------------------------------------------------------

Principal payments of long term notes payable as of December 31, 1998 are as follows:

(Thousands of dollars)
-------------------------------------------------------------------------------
Year ending December 31,
1999                                                          2,687
2000                                                          2,624
2001                                                          1,932
2002                                                          6,850
2003                                                             81
2004                                                             41
-------------------------------------------------------------------------------
Total                                                       $14,215
-------------------------------------------------------------------------------

Cash payments for interest related to long term notes payable totaled $347,000, $125,000 and $0 in 1998, 1997 and 1996, respectively.

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

The following table summarizes activity under the Company's stock option plans:


                                              1998       1997       1996
--------------------------------------------------------------------------
Options outstanding, beginning of year      606,766    550,990    447,965
  Granted (per share)
       1996 ($18.125 to $21.75)                                   106,150
       1997 ($21.625 to $39.875)                       121,583
       1998 ($21.750 to $31.875)            154,726
  Exercised (per share)
       1996 ($15.875)                                                (125)
       1997 ($15.31 to $30.00)                         (54,982)
       1998 ($15.875 to $30.00)             (83,795)
  Forfeited (per share)
       1996 ($15.875 to $20.00)                                    (3,000)
       1997 ($15.875 to $22.75)                        (10,825)
       1998 ($15.875 to $38.00)             (11,937)
--------------------------------------------------------------------------
Options outstanding, end of year            665,760    606,766    550,990
--------------------------------------------------------------------------

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

                                               1998      1997      1996
--------------------------------------------------------------------------
Net earnings                    As reported   $13,626   $14,849   $10,451
                                Pro forma     $13,085   $14,569   $10,316

Basic earnings per share        As reported   $  2.11   $  2.26   $  1.57
                                Pro forma     $  2.02   $  2.22   $  1.55

Diluted earnings per share      As reported   $  2.08   $  2.22   $  1.56
                                Pro forma     $  1.99   $  2.18   $  1.54
--------------------------------------------------------------------------

  The effects of applying SFAS No. 123 to the pro forma disclosure amounts may not be indicative of future amounts. SFAS No. 123 does not apply to options awarded prior to 1995, and additional awards in future years are anticipated. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

            Expected dividend yield           2.23% -  3.51%
            Expected stock price volatility  30.03% - 31.42%
            Risk free interest rate           4.59% -  5.81%
            Expected life of options             5  - 10 years

Options granted during 1998 had a weighted average fair value of $7.82 per option and a weighted average exercise price of $23.54 per option. At December 31, 1998, 94,686 options authorized remained available to be granted.

                            LUFKIN INDUSTRIES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Lufkin Industries, Inc. and Subsidiaries

(6) EMPLOYEE STOCK OPTION PLAN (CONTINUED)

The following table summarizes information about stock options outstanding at December 31, 1998:


                              Options Outstanding                   Options Exercisable
---------------------------------------------------------------------------------------------
                                  Wgtd. Avg.
Range of              Number       Remaining    Wgtd. Avg.       Number        Wgtd. Avg.
Exercise            Outstanding   Contractual    Exercise      Exercisable      Exercise
Prices              at 12/31/98      Life         Price        at 12/31/98       Price
---------------------------------------------------------------------------------------------
$15.31-$18.625          155,670    5.0 years     $17.08          147,670          $17.03
$19.00-$21.750          328,489    8.0 years     $21.24          129,438          $20.81
$27.50-$33.375           95,253    4.7 years     $30.12           69,507          $30.01
$38.00-$39.875           86,348    8.8 years     $38.05           21,587          $38.05
---------------------------------------------------------------------------------------------
$15.31-$39.875          665,760    6.9 years     $23.72          368,202          $22.04
=============================================================================================

(7) STOCK REPURCHASE PLAN

  The Company began a stock repurchase plan under which the Company was authorized to spend up to $2,100,000 for purchases of its common stock. An additional $4,000,000 was authorized for the purchase of common stock and an additional $8,000,000 was authorized in 1998. The Company repurchased 199,726 shares at an aggregate cost of $5,600,000 in 1998 and 20,383 shares at an aggregate cost of $500,000 in 1997. Repurchased shares are added to treasury stock and are available for general corporate purposes including the funding of the Company's employee stock option plan. Authorizations of approximately $3,200,000 remained at December 31, 1998.

(8) CAPITAL STOCK

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

  The Company is authorized to issue 2,000,000 shares of preferred stock, the terms and conditions to be determined by the Board of Directors in creating any particular series.

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

  The following tables illustrate the change in benefit obligation, change in plan assets and funded status of the pension plans:

(Thousands of dollars)                                      1998        1997        1996
-------------------------------------------------------------------------------------------
Change in projected benefit obligation:
 Projected benefit obligation,  beginning of year         $108,266    $ 93,745    $ 89,510
  Service cost                                               3,391       2,692       2,304
  Interest cost                                              7,430       7,096       6,539
  Amendments                                                     -       2,602           -
  Actuarial gain                                             4,541       7,400         374
  Benefits paid                                             (5,583)     (5,269)     (4,982)
-------------------------------------------------------------------------------------------
Projected benefit obligation, end of year                 $118,045    $108,266    $ 93,745
-------------------------------------------------------------------------------------------
Change in plan assets:
  Fair value of plan assets, beginning of year            $156,421    $137,039    $128,361
  Actual return on plan assets                              28,588      24,651      13,660
  Benefits paid                                             (5,583)     (5,269)     (4,982)
-------------------------------------------------------------------------------------------
Fair value of plan assets, end of year                    $179,426    $156,421    $137,039
-------------------------------------------------------------------------------------------
Funded status:
  Excess of fair value of plan assets over projected
    benefit obligation                                    $ 61,380    $ 48,155    $ 43,294
  Unrecognized net actuarial gain                          (21,734)    (11,523)     (6,369)
  Unrecognized prior service cost                              945         960      (1,626)
  Unrecognized net transition asset                         (8,977)     (9,903)    (10,830)
-------------------------------------------------------------------------------------------
Prepaid pension costs                                     $ 31,614    $ 27,689    $ 24,469
-------------------------------------------------------------------------------------------
Components of net periodic pension cost (income):
  Service cost                                            $  3,391    $  2,692    $  2,304
  Interest cost                                              7,430       7,096       6,539
  Expected return on plan assets                           (13,796)    (12,070)    (13,660)
  Amortization of unrecognized (gain) loss                    (950)       (938)      1,284
-------------------------------------------------------------------------------------------
Net periodic pension cost (income)                        $ (3,925)   $ (3,220)   $ (3,533)
-------------------------------------------------------------------------------------------
Weighted-average assumptions at year end:
  Discount rate                                               6.75%        7.0%        7.5%
  Expected return on plan assets                               9.0%        9.0%        9.0%
  Rate of compensation increase                                5.0%        5.0%        5.0%
-------------------------------------------------------------------------------------------

  The Company also has defined contribution retirement plans covering substantially all of its employees. During the year, the Company made contributions of 75% of employee contributions up to a maximum employee
contribution of 6% of employee earnings.   Employees may contribute up to an
additional 6% (in 1% increments) which is not subject to match by the Company. All obligations of the Company are funded through December 31, 1998. The Company's expense for these plans totaled $1,994,000, $1,747,000 and $1,610,000 in 1998, 1997 and 1996, respectively.

  The Company sponsors two defined benefit post retirement plans that cover both salaried and hourly employees. One plan provides medical benefits, and the other plan provides life insurance benefits. Both plans are contributory, with retiree contributions adjusted periodically. Under SFAS No. 106 "Employers' Accounting for Post-retirement Benefits Other than Pensions," the Company accrues the estimated costs of the plans over the employee's service periods.

                            LUFKIN INDUSTRIES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Lufkin Industries, Inc. and Subsidiaries


(9) RETIREMENT BENEFITS (CONTINUED)

  The following tables illustrate the change in benefit obligation, change in plan assets and funded status of the postretirement plans:

(Thousands of dollars)                                          1998        1997        1996
-----------------------------------------------------------------------------------------------
Accumulated post retirement benefit obligations:
  Retirees                                                    $  7,295    $  7,048    $  7,213
  Fully eligible active plan participants                        1,646       1,295       1,357
  Other active plan participants not yet eligible                3,522       2,977       2,554
-----------------------------------------------------------------------------------------------
Total accumulated postretirement benefit obligations          $ 12,464    $ 11,320    $ 11,124
-----------------------------------------------------------------------------------------------
Change in accumulated postretirement benefit obligation:
  Accumulated postretirement benefit obligation,
     beginning of year                                        $ 11,320    $ 11,124    $ 10,785
  Service cost                                                     247         162         156
  Interest cost                                                    817         788         801
  Participant contributions                                        859         839         797
  Actuarial loss                                                 1,472         965         183
  Benefits paid                                                 (2,251)     (2,558)     (1,598)
-----------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation,
   end of year                                                $ 12,464    $ 11,320    $ 11,124
-----------------------------------------------------------------------------------------------
Fair value of plan assets                                            -           -           -
-----------------------------------------------------------------------------------------------
Funded status:
  Excess of total accumulated post retirement
    benefit obligations over fair value of plan assets        $(12,464)   $(11,320)   $(11,124)
  Unrecognized net actuarial (gain) loss                         1,083        (978)     (1,068)
-----------------------------------------------------------------------------------------------
Accrued post retirement benefit cost                          $(11,381)   $(12,298)   $(12,192)
-----------------------------------------------------------------------------------------------
Components of net periodic postretirement benefit cost:
  Service cost                                                     247         162         156
  Interest cost                                                    817         788         801
-----------------------------------------------------------------------------------------------
Net periodic post retirement benefits cost                    $  1,064    $    950    $    957
-----------------------------------------------------------------------------------------------
Weighted average assumptions at year end:
  Discount rate                                                   6.75%        7.0%        7.5%
-----------------------------------------------------------------------------------------------

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

                            LUFKIN INDUSTRIES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Lufkin Industries, Inc. and Subsidiaries


(10) BUSINESS SEGMENT INFORMATION

  The Company operates with four business segments--oil field, power transmission, foundry and trailer. In keeping with the Company's strategic objective of vertical integration, the Company's foundry segment also provides its oil field and power transmission segments with commercial castings. The four operating segments are supported by a common corporate group. The accounting policies of the segments are the same as those described in the
summary of significant accounting policies.   Corporate expenses and assets are
allocated to the operating segments primarily based upon third party revenues. The following is a summary of key business segment and product group information:

(Thousands of dollars)                                                                          1998          1997         1996
-----------------------------------------------------------------------------------------------------------------------------------
SALES:
    Oil field                                                                                   $ 57,523     $ 81,571     $ 49,952
    Power transmission                                                                            72,882       70,786       73,127
    Foundry                                                                                       30,302       34,512       32,487
    Trailer                                                                                      122,998      100,693       70,408
-----------------------------------------------------------------------------------------------------------------------------------
Total sales                                                                                     $283,705     $287,562     $225,974
-----------------------------------------------------------------------------------------------------------------------------------
SALES BY GEOGRAPHIC REGION:
   United States                                                                                $243,262     $234,334     $182,724
   Europe                                                                                          7,004        3,714        2,980
   Canada                                                                                         10,940       19,012       12,470
   Latin America                                                                                  11,045       19,316       16,326
   Other                                                                                          11,454       11,186       11,474
-----------------------------------------------------------------------------------------------------------------------------------
Total sales                                                                                     $283,705     $287,562     $225,974
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME:
   Oil field                                                                                    $  2,880     $ 11,785     $  5,557
   Power transmission                                                                              7,265        1,012        3,815
   Foundry                                                                                         1,123        1,515          390
   Trailer                                                                                         9,782        7,260        4,546
-----------------------------------------------------------------------------------------------------------------------------------
Total operating income                                                                          $ 21,050     $ 21,572     $ 14,308
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS:
   Oil field                                                                                      51,318       46,902       26,500
   Power transmission                                                                             70,950       54,095       53,769
   Foundry                                                                                        24,958       19,062       16,274
   Trailer                                                                                        31,108       23,761       16,125
   Corporate                                                                                      64,461       65,932       73,257
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                    $242,795     $209,752     $185,925
-----------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES:
   Oil field                                                                                    $  5,485     $  2,061     $  5,114
   Power transmission                                                                              2,368        4,514        2,468
   Foundry                                                                                         4,657        5,879        3,713
   Trailer                                                                                           755          703          634
   Corporate                                                                                       5,214        4,480          428
-----------------------------------------------------------------------------------------------------------------------------------
Total capital expenditures                                                                      $ 18,479     $ 17,637     $ 12,357
-----------------------------------------------------------------------------------------------------------------------------------
DEPRECIATION/AMORTIZATION:
   Oil field                                                                                    $  2,140     $  1,596     $  1,109
   Power transmission                                                                              4,014        3,845        3,449
   Foundry                                                                                         1,213        1,184        1,064
   Trailer                                                                                           823          820          848
   Corporate                                                                                       1,023          443          480
-----------------------------------------------------------------------------------------------------------------------------------
Total depreciation/amortization                                                                 $  9,213     $  7,888     $  6,950
-----------------------------------------------------------------------------------------------------------------------------------

                            LUFKIN INDUSTRIES, INC.
                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   Lufkin Industries, Inc. and Subsidiaries


To the Shareholders of Lufkin Industries, Inc.:

   We have audited the accompanying consolidated balance sheets of Lufkin Industries, Inc. (a Texas corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lufkin Industries, Inc., and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP


/s/ ARTHUR ANDERSEN LLP

Houston, Texas
February 17, 1999