Form 10-K, Exhibit 13
period 1999-12-31
LUFKIN INDUSTRIES INC
filed 2000-03-28
CIK 60849

EXHIBIT 13.  PORTIONS OF LUFKIN INDUSTRIES, INC. ANNUAL REPORT TO SHAREHOLDERS

LUFKIN INDUSTRIES, INC.
LETTER TO SHAREHOLDERS


LETTER TO SHAREHOLDERS
   Conditions in our primary markets remained difficult for most of 1999. Slow and uneven economic growth worldwide contributed to results for the year being below those achieved in 1998. Throughout 1999, we continued our strategic focus on improving operational efficiencies by adjusting costs to demand levels. While we believe Lufkin is well positioned to achieve better results in the future as conditions in our primary markets improve, three of our four businesses remain dependent upon oil prices and industrial growth worldwide.

   For the year ended December 31, 1999, net sales were $242.5 million compared with $283.7 million for the year ended December 31, 1998. For 1999, sales of trailer products were $104.2 million compared with $123.0 million last year; oil field products sales were $44.7 million compared with $57.5 million a year ago; foundry products sales were $22.8 million compared with $30.3 million last year; and power transmission products sales were $70.8 million compared with $72.9 million a year ago.

   Lufkin posted a net loss of $1.3 million, or $0.20 per share (diluted), for the year ended December 31, 1999, compared with net earnings of $13.6 million, or $2.08 per share (diluted), a year ago. Results for 1999 include a non-recurring charge of $1.4 million after-tax, or $0.21 per share (diluted), related to relocation of facilities, staffing level reductions and legal and warranty expenses incurred during the first quarter. Results for the year ended December 31, 1998, include non-recurring gains of approximately $1.4 million, or $0.21 per share (diluted), related to the sale of certain assets and lower-than-expected costs on certain employee benefits and manufacturing items. We were encouraged that, on a quarterly basis, Lufkin did show sequential improvement in net earnings throughout 1999.

   Lufkin's total backlog at December 31, 1999, decreased to $73.6 million compared with $94.9 million at December 31, 1998. The backlog for trailer products was $42.2 million compared with $44.7 million last year; for oil field equipment it was $4.0 million compared with $3.7 million last year; for power transmission it was $21.4 million compared with $38.1 million at December 31, 1998; and for foundry products it was $6.0 million compared with $8.4 million a year ago.

   Lufkin continued to maintain its sound financial position in 1999. Lufkin ended the year with total assets of $221.4 million and working capital of $40.8 million. Lufkin's shareholders' equity at year-end was $152.4 million with a book value of $24.11 per share. The Company's current ratio was in excess of 2 to 1 with total debt of $17.1 million at December 31, 1999.

   During 1999, the Board of Directors approved the authorization of up to $3.0 million for the repurchase of additional shares of Lufkin's common stock. A total of 260,000 shares were repurchased under the current repurchase program in 1999. This brought the total number of shares repurchased by the Company to over 716,000 shares, or over $14.9 million. The Board continues to believe that periodic repurchase of common stock of Lufkin represents an attractive use of a portion of available cash. The Board also approved quarterly cash dividends totaling $0.72 per share in 1999. Lufkin has paid a quarterly cash dividend for 60 consecutive years.

   Operationally in 1999, we continued to invest in our facilities for the future. We also made substantial progress in integrating the recent acquisitions into our overall organization. The two acquisitions we completed in 1998 in the oil and gas industries are providing unique opportunities to expand the role Lufkin provides in servicing these industries. The technical oil well automation services of Delta-X Corporation provide an excellent way to expand Lufkin's service and oil field-related products.

   Our 1998 acquisition of Comelor, which manufactures industrial gears primarily in Europe and operates today as Lufkin France, showed positive results in 1999. We have been able to leverage Lufkin France's strengths by entering new markets, developing additional products and expanding the array of services Lufkin provides. We are pleased with the increased marketing ability that Lufkin France provides, enabling us to better serve customers in Europe, the Middle East and Asia. We are continuing to look for additional ways to further "globalize" our gear business.

   Over the last few years, Lufkin has taken initiatives to strengthen our market position within each of our four business units. We have done so in several ways:

   . improving our operational performance;
   . decreasing product cycle times;
   . reducing scrap and work in process;
   . introducing new products;
   . developing additional support within our primary markets;
   . expanding our international sales presence;
   . making necessary capital investments;
   . increasing our customer support;
   . completing synergistic acquisitions; and
   . providing the tools and training for our employees to increase productivity.

   While there is still work to be done, we believe our progress positions Lufkin to leverage its past efforts into greater achievements in the future in each of our business units.

Oil field

   In 1999, overall demand for oil field products reflected the lackluster global investment in oil production. Lufkin's shipments to both the domestic and international markets were down compared with levels of 1998. Oil prices have only recently reached levels attractive enough to spur increases in drilling activity.

   Our strategy for the future continues to focus on the faster growing markets of the United States, Canada, the Middle and Far East, and South America where the outlook for growth is most promising. We believe our strong position in the domestic market should allow us to participate in a significant way as conditions improve here, while our local manufacturing capabilities in key markets can provide Lufkin with the ability to better meet demand in those more desirable areas of the world.

   In addition, our expanded technical support is allowing us to provide better service on an "after sales" basis to anywhere in the world. We continue to seek ways to build upon our strong brand name and supply a broader array of products and services. Our automation services hold particular promise, and we are aggressively seeking additional ways to leverage our strengths in this area. We firmly believe the long-term future for the type of oil field equipment Lufkin manufactures and the expanded array of services we provide is positive.

Trailer

   Lufkin's trailer operations have historically been cyclical and tied to changes in domestic gross national product. Fundamentally, the trends that impact the long-term outlook; the increasing average age of trailer fleets; outsourcing of transportation needs; and more trailers being used for short-term storage, remain favorable. While economic conditions in 1999 were generally favorable, specific factors affecting our primary markets of U.S. trucking lines and regional carriers tended to be somewhat weaker. After a period where the trailer industry experienced increasing orders, Lufkin had to be very responsive in 1999 to current conditions and bring production capability and workforce in line with demand.

  Lufkin's plans are to focus on increasing its penetration in the various trailer distribution channels and expanding its customer base by making a concerted effort to reach a greater number of users and dealers. Our manufacturing capacity and Lufkin's reputation for quality, reliability, innovation and competitive prices have helped make Lufkin a premier manufacturer. Our strategy for the future will focus on expanding share in market niches where competition is less and the opportunity for higher margin is greater.

Power Transmission

   While we continue to make progress in making power transmission a world-class leader, industry demand in 1999 was below our earlier expectations. This decrease in demand was primarily caused by a significant decline in capital investment in industrial markets around the world.
Lufkin did improve its strong position in the power generation, petrochemical, pipelines, steel, rubber and marine industries. Orders received from international accounts have provided expanded opportunities and countered the effect of the slower growth in other industrial sectors.

   We continue to believe the long-term factors affecting demand for Lufkin's gears are positive. In the power generation sector, the need for electrical power generation in developing countries and the continuing move to combined cycle operations in industrialized countries will expand. The need in the petrochemical sector to invest in new plants and update existing refineries to improve efficiency as well as address safety and environmental requirements is ongoing.

   We offer products and services that are positioned to compete successfully in these markets. We intend to focus our future efforts on further increasing market share in the Far East, European and Latin American markets through increased sales efforts and strategic alliances with local manufacturers. We are also continuing our custom product development efforts to produce new applications, which can yield significant product improvement. Our sales and service efforts are among the best in the industry, and we are pursuing opportunities that offer the most attractive returns.

Foundry

   The foundry division remains the smallest of Lufkin's four business units. Our efforts in 1999 were aimed at expanding the division's customer base and shifting product mix to higher value-added engineered castings. Lufkin remains a key supplier of forklift counterweights and has become a well-established supplier of large, engineered castings to machine tool customers. Our capabilities to supply the highly engineered machine tool markets have expanded our customer base to include more industrial sectors such as building construction equipment, material handling equipment, valves and water works, and pump and compressor. Strategic customer relationships in the markets for large, engineered castings that have more technically demanding products and carry higher margins remain important to achieving growth in the future.

Summary

   In summary, while our overall results were disappointing in 1999, we remain focused on the things we do well to capitalize on the opportunities ahead.
We believe the successful execution of our strategies is enhancing the competitive position of Lufkin's products in world markets and is positioning us to achieve growth in the future. I want to thank our employees, suppliers, customers and shareholders for their dedication and loyalty displayed during the past year and for their efforts to maintain Lufkin as a world-class company.

Sincerely,


/s/ Douglas V. Smith

Douglas V. Smith
President and Chief Executive Officer

LUFKIN AT A GLANCE

Power Transmission Products

   As a leading manufacturer of power transmission equipment, Lufkin's products are used in a diversified variety of industrial applications worldwide, including petrochemical, power generation, steel, marine and rubber. The Company's precision-made gears range in weights from 300 pounds to 250 tons, in power levels from 20 to 85,000 horsepower and in size up to 16 feet in diameter. They are primarily parallel shaft, enclosed gear drives precision-designed to meet all performance requirements. Lufkin's ongoing support and service is an important part of new equipment sales as well as in the after-market for installed power transmission equipment.

Trailers

   Lufkin produces many different sizes and styles of vans; platforms; and high capacity, light-weight dump trailers. The Company's trailers are known for their quality construction, reliability, innovation of design, and competitive price. New products introduced in the last few years have expanded the market for the Company's trailers and provided additional growth opportunities.

Oil Field Equipment and Service

   Lufkin is one of the major suppliers worldwide of oil field equipment using some form of artificial lift. The Company's primary products include the conventional Mark II, Mobile, Low Profile and Air Balance beam-pumping units, which are extremely adaptable to meet customers' various production demands. In addition to Lufkin's high quality products, the Company provides a broad array of service including on-site installation, technical support, and automation technology services. The Company maintains a significant presence in all major oil markets.

Foundry Products

   Lufkin's foundry products include low-to-medium-volume ductile and gray iron castings used as components for numerous of the Company's products as well as original equipment manufacturers. The Company maintains a diversified customer base which includes manufacturers in such industrial sectors as construction equipment, material handling equipment, machine tools, valve and water works, pump and compressor, and automotive and truck.

                            LUFKIN INDUSTRIES, INC.
                                FINANCIAL REVIEW
                    Lufkin Industries, Inc. and Subsidiaries

COMMON STOCK INFORMATION

                                1999                          1998
                     ---------------------------   ----------------------------
                         Stock Price                   Stock Price
                       --------------                 --------------
Quarter                High       Low   Dividend      High       Low   Dividend
-------------------------------------------------------------------------------
First               $20.500   $14.500       $.18   $35.938   $28.500       $.18
Second               20.000    14.375        .18    38.063    29.250        .18
Third                19.375    14.625        .18    35.000    22.750        .18
Fourth               17.000    12.563        .18    26.500    16.875        .18

  The Company's common stock is traded on the Nasdaq Stock Market (National Market) under the symbol LUFK and as of March 7, 2000, there were approximately 716 record holders of its common stock.

  The Company has paid cash dividends for 60 consecutive years. Total dividend payments were $4,654,000 and $4,752,000 in 1999 and 1998, respectively.

QUARTERLY FINANCIAL DATA (UNAUDITED)

In millions, except                     First     Second     Third    Fourth
per share data                         Quarter    Quarter   Quarter   Quarter
-----------------------------------------------------------------------------
1999
Net sales                                $57.9      $57.6     $65.0     $62.0
Gross profit                               6.2        8.1       8.5       9.8
Net earnings (loss)                       (2.7)       0.1       0.5       0.8
Basic earnings (loss) per share           (.42)       .01       .09       .13
Diluted earnings (loss) per share         (.42)       .01       .09       .13

1998
Net sales                                $73.6      $80.0     $66.7     $63.4
Gross profit                              13.3       14.0      13.1       8.2
Net earnings                               4.4        4.8       4.0       0.4
Basic earnings per share                   .67        .73       .61       .06
Diluted earnings per share                 .66        .72       .60       .06
-----------------------------------------------------------------------------

ADDITIONAL FINANCIAL INFORMATION

  Shareholders may obtain additional information for the year ended December 31, 1999, from the Company's Form 10-K Report filed with the Securities and Exchange Commission. A copy of such report may be obtained without charge by written request to the Secretary, Lufkin Industries, Inc., P.O. Box 849, Lufkin, Texas 75902-0849.

                            LUFKIN INDUSTRIES, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    Lufkin Industries, Inc. and Subsidiaries

RESULTS OF OPERATIONS

   Net sales for 1999 were $242.5 million compared to $283.7 million for 1998. Net sales for 1997 were $287.6 million. The Company reported a net operating loss of $0.2 million for 1999 and operating income of $20.4 million and $21.0 million for 1998 and 1997, respectively. For 1999, the Company reported a net loss of $1.3 million compared to net income of $13.6 million and $14.8 million for 1998 and 1997, respectively.

   During 1999, the Company experienced revenue declines across all of its operating segments. The annual percentage increases (decreases) in revenues for the Company's product groups for the three years ended December 31, 1999 were as follows:

                                                 Annual increases
                                             (decreases) in revenues
--------------------------------------------------------------------
                                               1999    1998    1997
--------------------------------------------------------------------
Oil field pumping units                        (22)%   (29)%     63%
Power transmission products                     (3)      3       (3)
Foundry castings                               (25)    (12)       6
Trailers                                       (15)     22       43
--------------------------------------------------------------------
   Total                                       (15)%    (1)%     27%
--------------------------------------------------------------------

The sales mix of the Company's products for the three years ended December 31, 1999 was as follows:

                                                     Percent of
                                                    total sales
--------------------------------------------------------------------
                                                1999    1998    1997
--------------------------------------------------------------------
Oil field pumping units                          19%     20%     28%
Power transmission products                      29      26      25
Foundry castings                                  9      11      12
Trailers                                         43      43      35
--------------------------------------------------------------------
   Total                                        100%    100%    100%
--------------------------------------------------------------------

  Oil field revenues decreased 22% to $44.7 million in 1999 from $57.5 million in 1998. Oil field revenues for 1997 were $81.6 million. During 1999, the Company experienced its second year of significant decreases in demand for its oil field products world wide. In response to increasing oil prices throughout 1999, the service portion of the Company's Oil Field Division experienced increased revenue while new unit orders declined due to industry consolidations and the continued uncertainty as to long-term oil prices. To better position itself for longer term market recoveries, the Company relocated and consolidated its primary manufacturing facilities at its Lufkin, Texas Buck Creek facility. The Company booked new orders of $45.0 million for 1999, compared to $46.0 million and $85.0 million in 1998 and 1997, respectively. The decreased bookings are also a result of the above noted uncertainty of the worldwide oil field markets. The Company ended 1999 with a backlog for oil field products of $4.0 million as compared to $3.7 million at December 31, 1998. The backlog at December 31, 1997 was $15.2 million.

  Sales of power transmission products decreased 3% to $70.8 million from $72.9 million in 1998. Power transmission revenues were $70.8 million in 1997. The 1999 bookings for power transmission products were $54.1 million, which decreased from $74.4 million in 1998. Bookings were $77.3 million in 1997. The declines in Power Transmission's revenues and bookings reflect the uncertainties associated with both the U.S. and European capital goods markets. The Company brought its French acquisition on line at lower than expected volumes also reflecting the soft European market. The 1999 backlog decreased to $21.4 million as compared to the 1998 backlog of $38.1 million. The 1997 year end backlog was $36.6 million.

  Foundry castings revenues in 1999 decreased 25% to $22.8 million from $30.3
million in 1998.  Sales of foundry castings were $34.5 million in 1997.   The
declines in foundry revenues and bookings were due primarily to the decline in demand for domestically produced machine tool components as highlighted in the uncertain capital goods market and to price pressures resulting from foreign competition in the counterweight markets. New orders booked for foundry castings totaled $20.4 million in 1999. Bookings were $23.0 million and $34.9 million in 1998 and 1997, respectively. The decline in bookings and backlog is primarily due to greater pricing pressure from the Far East markets due to the depressed Asian economies combined with unfavorable changes in the monetary exchange rates. The Company ended 1999 with a backlog for foundry products of $6.0 million. The year end backlog for foundry products was $8.4 million and $15.7 million for 1998 and 1997, respectively.

                            LUFKIN INDUSTRIES, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    Lufkin Industries, Inc. and Subsidiaries

RESULTS OF OPERATIONS (CONTINUED)

  Net revenues from trailer products for 1999 decreased 15% to $104.2 million from $123.0 million for 1998. Revenues from trailer products were $100.7 million for 1997. The decrease in trailer revenues partially reflects the tightening independent trailer market associated with the higher fuel costs as experienced
in the last half of 1999.   The 1999 backlog for trailer products decreased to
$42.2 million from $44.7 million at year end 1998. The backlog for trailer products was $62.8 million in 1997. The decrease in backlog is due primarily to the tightening trailer market as noted above.

  Gross profit margins declined to 13% for 1999 compared to 17% for 1998 and 1997. The reduced profitability reflected the reduced volumes and their impacts on absorption of fixed overhead costs along with reduced manufacturing efficiencies which resulted in manufacturing variances. Reduced oil field volumes also impacted the profitability of the captive portion of the Company's foundry operation resulting in under absorption of fixed overheads and reduced manufacturing efficiencies.

  Selling, General and Administrative expenses (S. G. & A.) were $32.8 million and 14% of revenues for 1999, increasing from 1998 when S. G. & A. expenses were $28.2 million and 10% of revenues. S. G. & A. expenses were $27.9 million and 10% of revenues for 1997. The $4.6 million year-on-year increase of the Company's S. G. & A. expenses between 1999 and 1998 reflected the full year impact of S. G. & A. expenses associated with its power transmission division's French acquisition - Comelor and its oil field division's purchase of Houston, Texas based Delta-X Corporation. Also contributing to this increase was the full year impact of the installation of the Company's information systems completed in August of 1998.

  The net operating loss for 1999 was $0.2 million, down from operating income
of $20.4 million in 1998 and $21.0 million in 1997.   Results for the year ended
December 31, 1999, include a first quarter non-recurring charge of $1.4 million after-tax, or $0.21 per share (diluted), related to relocation of facilities, staffing level reductions and legal and warranty expenses. Net earnings for 1998 were increased by $1.4 million or $0.21 per share (diluted) resulting from non-recurring gains related primarily to the sale of certain assets and lower than expected costs on certain employee benefits and manufacturing items. The Company plans to continue to proactively match production with activity while focusing on long-term growth through synergistic acquisitions, exploring new markets and developing additional products.

  Investment income decreased to $29,000 in 1999 as compared to $1.3 million in 1998 due to a decrease in investment balances caused by the use of invested funds in 1998 for acquisition activities. Interest expense increased $0.5 million to $1.2 million in 1999 from $0.7 million in 1998. The increase is primarily due to the increase in long-term debt related to the Company's acquisition activities. Other income decreased $1.4 million to expense of $0.7 in 1999 compared to income of $0.7 million in 1998 due primarily to losses on asset retirements in 1999 associated with the relocation of facilities discussed above. Other income for 1997 was $0.6 million.

  The net loss for 1999 was $1.3 million or $(0.20) diluted earnings per share compared to net income of $13.6 million in 1998 or $2.08 diluted earnings per share. Net earnings for 1997 were $14.8 million or $2.22 diluted earnings per share.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically relied on cash flows from operations and third party borrowings to finance its operations, including acquisition activity, dividend payments and stock purchases.

  The Company's cash balance totaled $1.1 million at December 31, 1999, a decrease of $0.5 million from December 31, 1998. For the year ended December 31, 1999, net cash flows provided by operating activities were $21.8 million, cash used in investing activities totaled $9.2 million and cash used in financing activities amounted to $13.1 million. Significant components of cash flows from operating activities include the net loss adjusted for non-cash items along with a $15.1 million reduction in inventory levels from the prior year end
as a result of reduced activity and management actions in 1999.   Cash used in
investing activities includes capital expenditures totaling approximately $7.2 million for, among other things, ongoing additions and modifications to certain of the Company's production facilities along with purchases and replacements of production equipment and operating vehicles. Significant components of cash used in financing activities include (i) a net reduction of approximately $4.4 million of short- and long-term debt; (ii) dividend payments totaling approximately $4.7 million or $0.72 per share; and (iii) purchases of treasury stock totaling approximately $4.1 million.

                            LUFKIN INDUSTRIES, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    Lufkin Industries, Inc. and Subsidiaries

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

  Total debt balances, including current maturities of long-term debt, at December 31, 1999 include $5.2 million outstanding under the Company's short-term demand facility (the "Credit Facility") and approximately $11.9 million of notes payable to various banks and individuals. Total debt, including the Credit Facility, declined to $17.1 million at December 31, 1999 compared to $22.7 million at December 31, 1998. This decrease was attributable to a net reduction of $3.3 million of amounts outstanding under the Credit Facility and principal payments on long-term notes payable during 1999 of approximately $2.2 million, offset in part by an additional $1.1 million of long-term debt issued. Contributing to the overall decrease in the long-term debt balance was an approximately $0.7 million decline in the Company's Euro-denominated note balance due to changes in the Euro exchange rate. The Company has designated this note as a hedge against the Company's net investment in its French operations.

  The Credit Facility provides for up to $13.0 million of borrowings outstanding at any one time, at the bank's discretion, and is unsecured. Borrowings under the Credit Facility bear interest at the bank's borrowing rate plus an applicable margin. Weighted average interest rates on amounts borrowed under the Credit Facility were 5.9% and 6.0% at December 31, 1999 and 1998, respectively. As of December 31, 1999, approximately $7.8 million remained available for borrowings, at the bank's discretion, under the terms of the Credit Facility.

  The Company has a stock repurchase plan under which the Company is authorized to spend up to $17.1 million for purchases of its common stock. Pursuant to this plan, the Company repurchased 259,800 shares of its common stock at an aggregate cost of approximately $4.1 million in 1999. Repurchased shares are added to treasury stock and are available for general corporate purposes including the funding of the Company's stock option plans. As of December 31, 1999, the Company held 571,880 shares of treasury stock at an aggregate cost of approximately $12.0 million. Authorizations of approximately $2.2 million remained at December 31, 1999.

  The Company is currently negotiating an agreement with a domestic bank for a revolving line of credit which will provide for up to $20.0 million of borrowings outstanding at any one time expiring September 1, 2002 along with an additional $5.0 million demand facility. Borrowings under the revolving line of credit will bear interest, at the Company's option, at either (i) the prime rate or (ii) the London Interbank Offered Rate plus an applicable margin, depending on certain ratios as defined in the agreement. The Company expects to have this line of credit in place in the first quarter of 2000. The Company plans to reduce the borrowing capacity under the Credit Facility from $13.0 million to $5.0 million once this new agreement is in place.

  The Company believes that its cash flows from operations and its available borrowing capacity under the Credit Facility should be sufficient to fund its operations, including planned capital expenditures, dividend payments and stock repurchases, through December 31, 2000.

MARKET RISK

  The Company does not utilize financial instruments for trading purposes and holds no derivative financial instruments that could expose the Company to significant market risk. The Company's financial instruments include cash, accounts receivable, accounts payable and debt obligations. The book value of accounts receivable, short-term debt and accounts payable are considered to be representative of their fair value because of the short maturity of these instruments. The Company believes the carrying value of its long-term debt approximates fair value because the interest rates of this debt are comparable to what the Company believes it could currently obtain for debt with similar terms and maturities. The Company's accounts receivable are not concentrated in one customer or one industry and are not viewed as an unusual credit risk.

IMPACT OF THE YEAR 2000

  Prior to 1998, the Company completed a comprehensive evaluation of its information technology systems to determine which systems would be affected by the Year 2000 ("Y2K") issue. Following this evaluation, the Company determined that the purchase of new Y2K compliant software applications would provide increased commercial and financial functionality when compared to its existing mature software. Installation of this new information system was completed in the third quarter of 1998 and the Company did not experience any adverse effects on its operations as a result of the Y2K issue.

  The Company has capitalized approximately $9.5 million of costs related to the purchase and installation of these new software applications as of December 31, 1999. The new information system is being depreciated over a seven-year useful life. Non-information technology systems found to be non-compliant were immaterial in nature and of minimal cost to repair or replace.

                            LUFKIN INDUSTRIES, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    Lufkin Industries, Inc. and Subsidiaries

LEGAL PROCEEDINGS

  A class action complaint was filed in the United States District Court for the Eastern District of Texas on March 7, 1997 by an employee and a former employee which alleged race discrimination in employment. Certification hearings were conducted in Beaumont, Texas in February of 1998 and in Lufkin, Texas in August of 1998. The District Court in April of 1999 issued a decision that certified a class for this case which includes all persons of a certain minority employed by the Company from March 6, 1994 to the present. The Company appealed this class certification decision by the District Court to the 5th Circuit United States Court of Appeals in New Orleans, Louisiana. This appeal was denied on June 23, 1999.

  The Company is defending this action vigorously. Furthermore, the Company believes that the facts and the law in this action support its position and is confident that it will prevail if this case is tried on the merits.

FORWARD-LOOKING STATEMENTS AND ASSUMPTIONS

  This Annual Report contains forward-looking statements and information that are based on management's beliefs as well as assumptions made by and information currently available to management. When used in this report, the words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect the Company's current views with respect to certain events and are subject to certain assumptions, risks and uncertainties, many of which are outside the control of the Company, including but not limited to: (i) oil prices, (ii) capital spending levels of oil producers, (iii) availability and prices for raw materials and, (iv) general industry and economic conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements and information.

                          CONSOLIDATED BALANCE SHEETS
                    Lufkin Industries, Inc. and Subsidiaries

December 31, 1999 and 1998
(Thousands of dollars, except share and per share data)


ASSETS                                                            1999        1998
-------------------------------------------------------------------------------------
Current assets:
Cash                                                            $  1,065    $  1,617
Invested funds                                                       584         691
Receivables, net                                                  34,526      38,904
Income taxes receivable                                            2,564       3,566
Inventories                                                       32,761      48,344
Deferred income tax assets                                         1,228       2,616
-------------------------------------------------------------------------------------
   Total current assets                                           72,728      95,738

Property, plant and equipment, net                                89,959      95,159
Prepaid pension costs                                             37,105      31,614
Invested funds                                                     5,281       5,456
Goodwill, net                                                      8,951       7,807
Other assets, net                                                  7,342       7,021
-------------------------------------------------------------------------------------
     Total assets                                               $221,366    $242,795
-------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------
Current liabilities:
Short term debt                                                 $  5,200    $  8,500
Current portion of long-term notes payable                         2,750       2,687
Accounts payable                                                   9,895      12,017
Accrued liabilities:
   Payroll and benefits                                            4,731       6,687
   Accrued warranty expenses                                       1,493       2,213
   Taxes payable                                                   3,189       2,561
   Commissions and other                                           4,685       5,551
-------------------------------------------------------------------------------------
   Total current liabilities                                      31,943      40,216

Deferred income tax liabilities                                   16,795      16,774
Postretirement benefits                                           11,116      11,381
Long-term notes payable, net of current portion                    9,103      11,528
Commitments and contingencies

Shareholders' equity:
Preferred stock, no par value,
   2,000,000 shares authorized, none issued or outstanding             -           -
Common stock, par $1 per share; 60,000,000 shares
   authorized; 6,892,381 shares issued                             6,892       6,892
Capital in excess of par                                          18,066      18,080
Retained earnings                                                141,491     147,413
Treasury stock, 571,880 shares and 315,330 shares,
 respectively, at cost                                           (12,019)     (8,014)
Accumulated other comprehensive income:
   Cumulative translation adjustment                              (2,021)     (1,475)
-------------------------------------------------------------------------------------
   Total shareholders' equity                                    152,409     162,896
-------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity                $221,366    $242,795
-------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF EARNINGS
                    Lufkin Industries, Inc. and Subsidiaries

Years ended December 31, 1999, 1998 and 1997
(Thousands of dollars, except per share data)
                                                     1999        1998        1997
------------------------------------------------------------------------------------
Net sales                                          $242,519    $283,705    $287,562

Cost of sales                                       209,877     235,129     238,657
------------------------------------------------------------------------------------
Gross profit                                         32,642      48,576      48,905

Selling, general and administrative expenses         32,825      28,203      27,886
------------------------------------------------------------------------------------
Operating income (loss)                                (183)     20,373      21,019
Investment income                                        29       1,307       1,531
Interest expense                                     (1,176)       (730)       (259)
Other income (expense), net                            (683)        677         553
------------------------------------------------------------------------------------
Earnings (loss) before income taxes                  (2,013)     21,627      22,844

Income tax provision (benefit)                         (745)      8,001       7,995
------------------------------------------------------------------------------------
Net earnings (loss)                                $ (1,268)   $ 13,626    $ 14,849
------------------------------------------------------------------------------------
Net earnings (loss) per share:
  Basic                                            $  (0.20)   $   2.11    $   2.26
  Diluted                                          $  (0.20)   $   2.08    $   2.22
------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    Lufkin Industries, Inc. and Subsidiaries

Years ended December 31, 1999, 1998 and 1997
(Thousands of dollars, except share and per share data)

                                                                                                                  Compre-
                                          Common Stock          Capital                             Cumulative    hensive
                                        ----------------       In Excess    Retained    Treasury    Translation   Income
                                        Shares    Amount        Of Par      Earnings      Stock     Adjustment    (Loss)
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996           6,792,381     $6,792       $15,367      $128,150   $ (4,754)   $  (948)
Comprehensive income:
 Net earnings                                                                  14,849                              $14,849
 Other comprehensive income,
   net of tax
       Foreign currency
        translation
        adjustment                                                                                     (215)          (215)
                                                                                                                   -------
Comprehensive income                                                                                                14,634
                                                                                                                   -------
Cash dividends,
  $.68 per share                                                               (4,460)
Purchases of treasury stock
  (20,383 shares)                                                                                      (532)
Exercise of stock options
  (54,982 shares)                                                    14                               1,042
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997           6,792,381      6,792        15,381       138,539     (4,244)    (1,163)
Comprehensive income:
 Net earnings                                                                  13,626                               13,626
 Other comprehensive
   income, net of tax
     Foreign currency
      translation
      adjustment                                                                                       (312)          (312)
                                                                                                                   -------
Comprehensive income                                                                                                13,314
                                                                                                                   -------
Common stock issued for
    acquisitions                       100,000        100        2,170
Cash dividends,
  $.72 per share                                                               (4,752)
Purchases of treasury stock
  (199,726 shares)                                                                                   (5,554)
Exercise of stock options
  (83,795 shares)                                                   529                               1,784
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998           6,892,381      6,892        18,080       147,413     (8,014)    (1,475)

Comprehensive income (loss):
 Net earnings (loss)                                                           (1,268)                              (1,268)
 Other comprehensive
   income, net of tax
     Foreign currency
      translation
      adjustment                                                                                       (546)          (546)
                                                                                                                   -------
Comprehensive income (loss)                                                                                        $(1,814)
                                                                                                                   -------
Cash dividends,
  $.72 per share                                                               (4,654)
Purchases of treasury stock
  (259,800 shares)                                                                                   (4,072)
Exercise of stock options
  (3,250 shares)                                                    (14)                                 67
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999           6,892,381     $6,892       $18,066      $141,491   $(12,019)   $(2,021)
----------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Lufkin Industries, Inc. and Subsidiaries

Years ended December 31, 1999, 1998 and 1997
(Thousands of dollars)

                                                                  1999        1998        1997
-----------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings (loss)                                         $ (1,268)   $ 13,626    $ 14,849
  Adjustments to reconcile net earnings (loss) to net
    cash provided by operating activities:
        Depreciation and amortization                           10,746       9,213       7,888
        Deferred income tax provision                            1,409       2,481       3,332
        Pension income                                          (5,491)     (3,925)     (3,220)
        Postretirement benefits                                   (265)       (917)        106
        (Gain) loss on disposition of property,
          plant and equipment                                    1,032        (199)        136
        Increase (decrease) in cash flows from
          changes in working capital excluding
          effects of acquisitions:
           Receivables, net                                      4,259       5,504      (5,696)
           Income taxes receivable                               1,006      (3,566)          -
           Inventories                                          15,083     (10,843)     (8,253)
           Accounts payable                                     (2,299)      2,237        (414)
           Accrued liabilities                                  (2,439)     (2,256)      2,140
-----------------------------------------------------------------------------------------------
Net cash provided by operating activities                       21,773      11,355      10,868

Cash flows from investing activities:
  Additions to property, plant and equipment                    (7,172)    (19,830)    (17,637)
  Acquisitions of other companies, net of cash acquired              -      (9,979)     (8,908)
  Proceeds from (cash used for) disposition of property,
    plant and equipment                                           (146)        604       1,253
  Decrease in invested funds                                       282           -           -
  (Increase) decrease in other assets                           (2,129)      1,843          22
-----------------------------------------------------------------------------------------------
Net cash used in investing activities                           (9,165)    (27,362)    (25,270)

Cash flows from financing activities:
  Proceeds from (payments of) short term debt, net              (3,300)     14,500           -
  Long-term notes payable issued                                 1,079           -           -
  Payments of long-term notes payable                           (2,166)       (742)       (143)
  Dividends paid                                                (4,654)     (4,752)     (4,460)
  Proceeds from exercise of stock options                           53       2,314       1,056
  Purchases of treasury stock                                   (4,072)     (5,554)       (532)
-----------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities            (13,060)      5,766      (4,079)

Effect of translation on cash and
   cash equivalents                                               (100)       (312)       (215)
-----------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                         (552)    (10,553)    (18,696)
Cash and cash equivalents at beginning of year                   1,617      12,170      30,866
-----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                      $  1,065    $  1,617    $ 12,170
-----------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries

(1) CORPORATE ORGANIZATION AND SUMMARY OF MAJOR ACCOUNTING POLICIES

  Lufkin Industries, Inc. and its consolidated subsidiaries (collectively, the "Company") manufactures and sells oil field pumping units, power transmission products, foundry castings and highway trailers throughout the world.

  PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Lufkin Industries, Inc. and its consolidated subsidiaries after elimination of all significant intercompany accounts and transactions.

  USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  TRANSLATION OF FOREIGN CURRENCIES: Assets and liabilities of foreign operations are translated into U. S. dollars at the exchange rate in effect at the end of each accounting period and income statement accounts are translated at the average exchange rates prevailing during the period.

  CASH EQUIVALENTS: The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

  INVESTED FUNDS: The Company's invested funds, consisting of government securities, are classified as held-to-maturity securities, which are carried at cost, net of accumulated amortization. Substantially all of the Company's invested funds at December 31, 1999 and 1998 were restricted for payment of certain of the Company's long-term notes payable.

  RECEIVABLES:  The following is a summary of the Company's receivable balances:

(Thousands of dollars)                    1999       1998
-----------------------------------------------------------
   Accounts receivable                  $34,568    $38,772
   Notes receivable                         563        732
-----------------------------------------------------------
                                         35,131     39,504

   Allowance for doubtful accounts         (605)      (600)
-----------------------------------------------------------
   Net receivables                      $34,526    $38,904
-----------------------------------------------------------

  INVENTORIES: The Company reports its inventories by using the last-in, first-out (LIFO) and the first-in, first-out (FIFO) methods less reserves necessary to report inventories at the lower of cost or estimated market. Inventory costs include material, labor and factory overhead. In July, 1998, the Company began capitalizing certain maintenance and supplies inventories to better match the estimated cost of such inventories with the related equipment produced. Such inventories were capitalized and will be amortized over the three years of their estimated use and had the effect of increasing net earnings by $1.2 million ($0.19 per diluted share) and $0.8 million ($0.13 per diluted share) in 1999 and 1998, respectively.

  PROPERTY, PLANT AND EQUIPMENT: The Company records investments in these assets at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations as incurred. Gains or losses realized on the sale or retirement of these assets are reflected in income. The Company periodically reviews its properties for possible impairment whenever events or changes in circumstance might indicate that the carrying amount of an asset may not be recoverable. Depreciation for financial reporting purposes is provided on a straight-line method based upon the estimated useful lives of the assets. Accelerated depreciation methods are used for tax purposes. The following is a summary of the Company's property, plant and equipment (P. P. & E.) balances and useful lives:

                                                    Useful
                                                     Life
(Thousands of dollars)                            (in Years)      1999         1998
-----------------------------------------------   ----------   ----------   ----------
  Land                                                    -    $   2,264    $   2,592
  Land improvements                                   10-25        5,093        6,056
  Buildings                                         12.5-40       58,776       58,678
  Machinery and equipment                            3-12.5      165,482      160,266
  Furniture and fixtures                             5-12.5        5,408        5,268
  Computer equipment                                    3-7       17,804       20,138
--------------------------------------------------------------------------------------
    Total property, plant and equipment                          254,827      252,998
  Less accumulated depreciation                                 (164,868)    (157,839)
--------------------------------------------------------------------------------------
    Total property, plant and equipment, net                   $  89,959    $  95,159
--------------------------------------------------------------------------------------

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries

(1) SUMMARY OF MAJOR ACCOUNTING POLICIES (CONTINUED)

  GOODWILL AND OTHER ASSETS: The cost over fair value of net tangible assets of acquired businesses ("Goodwill") is amortized on a straight-line method over forty years. Management periodically evaluates recorded Goodwill balances, net of accumulated amortization, for impairment based on the undiscounted cash flows associated with the asset compared to the carrying amount of that asset. Management believes that there have been no events or circumstances that warrant revision to the remaining useful life or affect the recoverability of Goodwill
in any of its business units.   Other  assets, which include covenants not to
compete, are amortized using the straight-line method over their estimated lives. Amortization expense related to Goodwill and other assets was $277,000, $290,000 and $184,000 in 1999, 1998 and 1997, respectively.

  EARNINGS PER SHARE: Earnings per share amounts are based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period. The weighted average number of shares used to compute basic and diluted earnings per share for 1999, 1998 and 1997 is illustrated below:


(Thousands of dollars, except share and per share data)         1999          1998         1997
--------------------------------------------------------------------------------------------------
Numerator:
 Numerator for basic and diluted earnings per share--
 net earnings (loss)                                         $   (1,268)   $   13,626   $   14,849
--------------------------------------------------------------------------------------------------
Denominator:
 Denominator for basic earnings per share--
 weighted-average shares                                      6,462,890     6,464,680    6,558,536
 Effect of dilutive securities: Employee stock options                -       100,080      131,423
--------------------------------------------------------------------------------------------------
 Denominator for diluted earnings per share--adjusted
 weighted-average shares and assumed conversions              6,462,890     6,564,760    6,689,959
--------------------------------------------------------------------------------------------------
Basic earnings (loss) per share                              $    (0.20)   $     2.11   $     2.26
--------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share                            $    (0.20)   $     2.08   $     2.22
--------------------------------------------------------------------------------------------------

  Options to purchase a total of 916,793, 182,701 and 153,325 shares of the Company's common stock were excluded from the calculation of fully diluted earnings per share for 1999, 1998 and 1997, respectively, because their effect on fully diluted earnings per share for the period was antidilutive.

  INCOME TAXES: The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income tax assets or liabilities are recorded based on the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates.

  FAIR VALUE OF FINANCIAL INSTRUMENTS: The Company's financial instruments include cash, accounts receivable, accounts payable and debt obligations. The book value of accounts receivable, short-term debt and accounts payable are considered to be representative of their fair value because of the short maturity of these instruments. The Company believes the carrying value of its long-term debt approximates fair value because the interest rates of this debt are comparable to what the Company believes it could currently obtain for debt with similar terms and maturities.

  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS: In June 1998 the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 - "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS 137, which amended the effective adoption date of SFAS 133. This statement establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. The statement, as amended and which is to be applied prospectively, is effective for the Company's quarter ending March 31, 2001. The Company is currently evaluating the impact of SFAS No. 133 on its future results of operations and financial position.

  On December 3, 1999 the United States Securities and Exchange Commission ("SEC") staff released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition", to provide guidance on the recognition, presentation and
disclosure of revenue in financial statements.   The Company reviewed its
revenue recognition procedures and is satisfied that it is in compliance with this SAB.

  OTHER: Certain prior year amounts have been reclassified to conform with the current year presentation.

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries

(2) INCOME TAXES

Net deferred income tax assets and liabilities are comprised of the following:

(Thousands of dollars)                             1999        1998
---------------------------------------------------------------------
Current deferred income tax assets
   Gross assets                                 $  1,228    $  2,616
   Gross liabilities                                   -           -
---------------------------------------------------------------------
Total, net                                         1,228       2,616
---------------------------------------------------------------------
Noncurrent deferred income tax liabilities
   Gross assets                                    6,469       7,382
   Gross liabilities                             (23,264)    (24,156)
---------------------------------------------------------------------
Total, net                                       (16,795)    (16,774)
---------------------------------------------------------------------
Net deferred income tax liabilities             $(15,567)   $(14,158)
---------------------------------------------------------------------

The tax effects of significant temporary differences representing deferred income tax assets and liabilities are as follows:

(Thousands of dollars)                                  1999        1998
---------------------------------------------------------------------------
Inventories                                           $    213    $    859
Prepaid pension costs                                  (12,954)    (11,065)
Payroll and benefits                                       789       1,264
Accrued warranty expenses                                  560         275
Postretirement benefits                                  4,113       3,984
Tax credit carryforwards                                   258         136
Depreciation                                            (9,626)     (9,373)
Restructuring/relocation reserve                           431           -
Other, net                                                 649        (238)
---------------------------------------------------------------------------
Net deferred income tax liabilities                   $(15,567)   $(14,158)
---------------------------------------------------------------------------

The income tax provision for 1999, 1998, and 1997 consisted of the following:

(Thousands of dollars)                        1999        1998        1997
---------------------------------------------------------------------------
Current                                    $(2,154)   $  5,520    $  4,663
Deferred                                     1,409       2,481       3,332
---------------------------------------------------------------------------
Total                                      $  (745)   $  8,001    $  7,995
---------------------------------------------------------------------------

A reconciliation of the income tax provision as computed at the statutory U.S. income tax rate and the income tax provision presented in the consolidated financial statements is as follows:

                          (Thousands of dollars)    1999      1998     1997
-----------------------------------------------------------------------------
Tax provision computed at statutory rate            $(704)   $7,570   $7,995
Tax effect of:
   Expenses for which no benefit was realized         158       206      166
   Tax-exempt interest and dividend
      income exclusion                                  -         -      (11)
   Other, net                                        (199)      225     (155)
-----------------------------------------------------------------------------
Provision for income taxes                          $(745)   $8,001   $7,995
-----------------------------------------------------------------------------

  Cash payments for income taxes totaled $2,164,000, $9,615,000 and $3,075,000 for 1999, 1998 and 1997, respectively.

  For income tax reporting purposes at December 31, 1999, the Company has foreign tax credit carryforwards of $258,000 which expire in 2003.

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries

(3) INVENTORIES

  Inventories used in determining cost of sales were as follows:

   (Thousands of dollars)    1999      1998
---------------------------------------------
Finished goods              $ 3,193   $ 5,331
Work in process               8,285    14,805
Raw materials                21,283    28,208
---------------------------------------------
Total                       $32,761   $48,344
---------------------------------------------

  Inventories accounted for on a LIFO basis were $22,036,000 and $32,394,000 and on a FIFO basis were $10,725,000 and $15,950,000 at December 31, 1999 and 1998,
respectively. Had the FIFO method been used in determining all inventory values, inventories would have been $20,419,000 and $18,656,000 higher at December 31, 1999 and 1998, respectively.

  During 1999, LIFO inventories were reduced and these reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The impact of these reductions decreased the net loss in 1999 by approximately $283,000, net of taxes ($.04 per diluted share).

(4) BUSINESS COMBINATIONS

  In April 1998, the Company completed the acquisition of the assets of Lone Star Machine Shop, an oil field service company, for a cash purchase price of $2,300,000. Goodwill recorded as a result of this purchase was $1,080,000.

  In November 1998, the Company completed the acquisition of the French company Comelor, a manufacturer of industrial gears, for a total purchase price of $7,615,000 consisting of cash and 100,000 shares of the Company's common stock. The fair value of the net assets acquired exceeded the purchase price, therefore net assets were recorded based on the purchase price.

  In December 1998, the Company completed the acquisition of the Delta-X Corporation, a software and hardware manufacturer for the oil field service industry. Total cash payments were $4,087,000 and Goodwill was $2,323,000.

  All acquisitions have been accounted for under the purchase method. Goodwill, if any, resulting from each acquisition is being amortized over a forty year life. As the Company finalized its purchase price allocations during 1999, adjustments were made to increase Goodwill resulting from revisions of previous purchase price allocation estimates. The results of acquired companies' operations are included in the Company's Consolidated Statement of Earnings from their respective acquisition dates forward.

  The following unaudited pro forma information presents the results of the Company's consolidated results of operations for 1998 had the acquisitions taken place on January 1, 1998:

                                                         1998
(Thousands of dollars, except per share amounts)      (Unaudited)
---------------------------------------------------   -----------
    Pro forma revenues                                  $300,409
    Pro forma net earnings                                14,375
    Pro forma earnings per common share:
        Basic                                               2.22
        Diluted                                             2.19

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

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries

(5) DEBT OBLIGATIONS

The Company's short term debt obligations at December 31, 1999 and 1998 consist of the following:


                                  (Thousands of dollars)    1999      1998
--------------------------------------------------------   ------   --------
Discretionary line of credit with a domestic bank,
   payable daily, floating interest rate agreed to by
   Company and bank, currently 5.90%, unsecured            $5,200   $ 9,500
Less-Discretionary line of credit, classified as long
   term notes payable and current portion of long
   term notes payable, discussed below                          -    (6,000)
Note payable to domestic bank, due January 4,
   1999, interest at 6.87%,  unsecured                          -     5,000
----------------------------------------------------------------------------
                                                           $5,200   $ 8,500
----------------------------------------------------------------------------

  Subsequent to December 31, 1998 and prior to the issuance of the 1998 financial statements, the Company refinanced $6,000,000 of the discretionary line of credit into a long-term note denominated in Euros, with interest equal to the current Euro currency rate plus 1.75% per annum. This unsecured note is payable in sixteen quarterly installments of Euros (approximately US $328,000) plus interest beginning in March 1999 and maturing on the last business day of December, 2002. As a result, $4,500,000 was classified as long-term notes payable as of December 31, 1998 and $1,500,000 was classified as the current portion of long-term notes payable. The Company has designated this note as a hedge against its investment in its French operations.

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries

(5) DEBT OBLIGATIONS (CONTINUED)

The Company's long-term notes payable at December 31, 1999 and 1998 consist of the following:

               (Thousands of dollars, except payment amounts)     1999       1998
-------------------------------------------------------------   --------   --------
Notes payable to individuals, interest ranging from 6.50%
 to 6.65%, due in quarterly installments ranging from
 $9,000 to $55,000 with balloon payments at maturity
 ranging from $996,000 to $2,162,000 maturing
 August 2000 to July 2002, unsecured                            $ 5,756    $ 6,332
Notes payable to individuals, stated interest rate of 0%
 with an imputed interest rate of 6.50%, due in annual
 installments totaling $167,000, maturing August 2000,
 unsecured                                                          167        333
Notes payable to banks denominated in French francs,
 Interest ranging from 3.58% to 4.9%,  due in quarterly
 installments ranging from $7,000 to $40,853
 secured by certain assets                                        1,662      1,550
Note payable to bank denominated in Euros, discussed above        4,268      6,000
Less-current maturities of long-term notes payable               (2,750)    (2,687)
-----------------------------------------------------------------------------------
Total                                                           $ 9,103    $11,528
-----------------------------------------------------------------------------------

Under the terms of certain notes payable, invested funds in the amount of $5,456,000 are restricted for the payment of these notes.

Related party notes payable included in long-term notes payable at December 31, 1999 and 1998 consist of the following:


(Thousands of dollars)                                                                       1999      1998
----------------------------------------------------------------------------------------   --------   ------
Note payable to current employee, interest at 6.50% with
  principal and interest payable quarterly                                                 $   135    $ 315
Note payable to current employee, stated interest rate of 0%
  with an imputed interest rate of 6.50%, with principal and
  interest payable annually                                                                     83      167
Less current maturities of long-term, related party notes payable                             (218)    (263)
------------------------------------------------------------------------------------------------------------
Total                                                                                      $     -    $ 219
------------------------------------------------------------------------------------------------------------

Principal payments of long-term notes payable as of December 31, 1999 are as follows:

(Thousands of dollars)
------------------------------------------------------
Year ending December 31,
2000                                           $ 2,750
2001                                             1,980
2002                                             6,820
2003                                               185
2004                                               118
------------------------------------------------------
Total                                          $11,853
------------------------------------------------------

Cash payments for interest totaled $1,279,000, $347,000 and $125,000 in 1999, 1998 and 1997, respectively.

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries

(6) STOCK OPTION PLANS

  The Company has stock option plans that provide for the granting of options to outside directors and key employees to purchase an aggregate of not more than 1,250,000 shares of the Company's common stock at fair market value on the date of grant. One third to one fourth of granted options generally become
exercisable after one year and each year thereafter.   The options may not be
exercised after ten years from the date of grant. Outstanding options may be canceled and reissued under terms specified in the plans.

 The following table summarizes activity under the Company's stock option plans:

                                              1999       1998       1997
--------------------------------------------------------------------------
Options outstanding, beginning of year      745,510    671,766    600,990
  Granted (per share)
   1997 ($21.625 to $39.875)                                      136,583
   1998 ($21.750 to $35.250)                           164,726
   1999 ($14.000 to $18.125)                230,833
  Exercised (per share)
   1997 ($15.312 to $30.00)                                       (54,982)
   1998 ($15.875 to $30.00)                            (83,795)
   1999 ($15.875)                            (3,250)
  Forfeited (per share)
   1997 ($15.875 to $22.75)                                       (10,825)
   1998 ($15.875 to $38.00)                             (7,187)
   1999 ($15.875 to $38.00)                 (56,300)
--------------------------------------------------------------------------
 Options outstanding, end of year           916,793    745,510    671,766
--------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1999:


                        Options Outstanding                        Options Exercisable
----------------------------------------------------------   ---------------------------------
                                  Wgtd. Avg.
Range of              Number       Remaining    Wgtd. Avg.     Number          Wgtd. Avg.
Exercise            Outstanding   Contractual    Exercise    Exercisable        Exercise
Prices              at 12/31/99      Life         Price      at 12/31/99          Price
-----------------   -----------   -----------   ----------   -----------   -------------------
$14.00-$18.625          376,504   7.5 years         $15.72       169,448          $17.11
$19.00-$21.750          350,888   7.0 years         $21.20       237,163          $20.95
$22.75-$33.375          102,053   4.4 years         $29.14        88,222          $28.95
$35.25-$39.875           87,348   7.8 years         $37.73        48,674          $37.48
----------------------------------------------------------------------------------------------
$14.00-$39.875          916,793   7.0 years         $21.42       543,507          $22.53
==============================================================================================

  The Company accounts for its stock option plans under APB Opinion No. 25 under which no compensation cost has been recognized. Had compensation cost for these plans been accounted for consistent with SFAS Statement No. 123, "Accounting for Stock-Based Compensation", the Company's net earnings and earnings per share would have been reduced to the following pro forma amounts, (in thousands except per share data):

                                                  1999       1998       1997
                                                 ------     ------     ------
Net earnings (loss)                As reported   $(1,268)   $13,626   $14,849
                                     Pro forma   $(2,007)   $12,994   $14,519

Basic earnings (loss) per share    As reported   $ (0.20)   $  2.11   $  2.26
                                     Pro forma   $ (0.31)   $  2.01   $  2.18

Diluted earnings (loss) per share  As reported   $ (0.20)   $  2.08   $  2.22
                                     Pro forma   $ (0.31)   $  1.98   $  2.14
-----------------------------------------------------------------------------

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries

(6) STOCK OPTION PLANS (CONTINUED)

  The effects of applying SFAS No. 123 to the pro forma disclosure amounts may not be indicative of future amounts. SFAS No. 123 does not apply to options awarded prior to 1995, and additional awards in future years are anticipated. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

            Expected dividend yield            2.00% -  5.10%
            Expected stock price volatility   30.03% - 34.57%
            Risk free interest rate            4.59% -  6.78%
            Expected life of options             5 - 10 years

Options granted during 1999 had a weighted average fair value of $4.15 per option and a weighted average exercise price of $14.84 per option. At December 31, 1999, 333,207 options authorized remained available to be granted.

(7) STOCK REPURCHASE PLAN

  The Company began a stock repurchase plan under which the Company has been authorized to spend up to $17,100,000 for purchases of its common stock. The Company repurchased 259,800 shares at an aggregate cost of $4,072,000 in 1999, 199,726 shares at an aggregate cost of $5,554,000 in 1998 and 20,383 shares at an aggregate cost of $532,000 in 1997. Repurchased shares are added to treasury stock and are available for general corporate purposes including the funding of the Company's stock option plans. Authorizations of approximately $2,153,000 remained at December 31, 1999.

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

  In May 1999, the shareholders of the Company approved an amendment to the Company's Articles of Incorporation to increase the authorized shares of the Company's Common Stock, $1.00 par value from 20,000,000 shares to 60,000,000 shares.

  The Company is also authorized to issue 2,000,000 shares of preferred stock, the terms and conditions to be determined by the Board of Directors in creating any particular series.

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries

(9) RETIREMENT BENEFITS

  The Company has noncontributory pension plans covering substantially all employees. The benefits provided by these plans are measured by length of service, compensation and other factors, and are currently funded by trusts established under the plans. Funding of retirement costs for these plans complies with the minimum funding requirements specified by the Employee Retirement Income Security Act, as amended. Plan investment assets are invested primarily in equity securities, United States government securities and cash equivalents.

  The following tables illustrate the change in benefit obligation, change in plan assets and funded status of the pension plans:


(Thousands of dollars)                                      1999        1998        1997
-------------------------------------------------------------------------------------------
Change in projected benefit obligation:
 Projected benefit obligation,  beginning of year         $118,045    $108,266    $ 93,745
  Service cost                                               3,772       3,391       2,692
  Interest cost                                              7,733       7,430       7,096
  Amendments                                                     -           -       2,602
  Actuarial (gain) loss                                    (10,481)      4,541       7,400
  Benefits paid                                             (6,009)     (5,583)     (5,269)
-------------------------------------------------------------------------------------------
Projected benefit obligation, end of year                 $113,060    $118,045    $108,266
-------------------------------------------------------------------------------------------
Change in plan assets:
  Fair value of plan assets, beginning of year            $179,426    $156,421    $137,039
  Actual return on plan assets                               8,021      28,588      24,651
  Benefits paid                                             (6,009)     (5,583)     (5,269)
-------------------------------------------------------------------------------------------
Fair value of plan assets, end of year                    $181,438    $179,426    $156,421
-------------------------------------------------------------------------------------------
Funded status:
  Excess of fair value of plan assets over projected
    benefit obligation                                    $ 68,378    $ 61,381    $ 48,155
  Unrecognized net actuarial gain                          (24,152)    (21,735)    (11,523)
  Unrecognized prior service cost                              929         945         960
  Unrecognized net transition asset                         (8,050)     (8,977)     (9,903)
-------------------------------------------------------------------------------------------
Prepaid pension costs                                     $ 37,105    $ 31,614    $ 27,689
-------------------------------------------------------------------------------------------
Components of net periodic pension cost (income):
  Service cost                                            $  3,772    $  3,391    $  2,692
  Interest cost                                              7,733       7,430       7,096
  Expected return on plan assets                           (15,845)    (13,796)    (12,070)
  Amortization of unrecognized (gain) loss                  (1,151)       (950)       (938)
-------------------------------------------------------------------------------------------
Net periodic pension cost (income)                        $ (5,491)   $ (3,925)   $ (3,220)
-------------------------------------------------------------------------------------------
Weighted-average assumptions at year end:
  Discount rate                                                7.5%       6.75%        7.0%
  Expected return on plan assets                               9.0%        9.0%        9.0%
  Rate of compensation increase                                5.0%        5.0%        5.0%
-------------------------------------------------------------------------------------------

  The Company also has defined contribution retirement plans covering substantially all of its employees. During the year, the Company made contributions of 75% of employee contributions up to a maximum employee
contribution of 6% of employee earnings.   Employees may contribute up to an
additional 6% (in 1% increments) which is not subject to match by the Company. All obligations of the Company are funded through December 31, 1999. The Company's expense for these plans totaled $1,817,000, $1,994,000 and $1,747,000 in 1999, 1998 and 1997, respectively.

  The Company sponsors two defined benefit postretirement plans that cover both salaried and hourly employees. One plan provides medical benefits, and the other plan provides life insurance benefits. Both plans are contributory, with retiree contributions adjusted periodically. Under SFAS No. 106 "Employers' Accounting for Post retirement Benefits Other than Pensions," the Company accrues the estimated costs of the plans over the employee's service periods.

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries

(9) RETIREMENT BENEFITS (CONTINUED)

  The following tables illustrate the change in benefit obligation, change in plan assets and funded status of the postretirement plans:


                                     (Thousands of dollars)     1999        1998        1997
-----------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                     $ 5,921     $ 7,295     $ 7,048
  Fully eligible active plan participants                        1,351       1,647       1,295
  Other active plan participants not yet eligible                2,777       3,522       2,977
-----------------------------------------------------------------------------------------------
Total accumulated postretirement benefit obligation            $10,049     $12,464     $11,320
-----------------------------------------------------------------------------------------------
Change in accumulated postretirement benefit obligation:
  Accumulated postretirement benefit obligation,
     beginning of year                                         $12,464     $11,320     $11,124
  Service cost                                                     214         247         162
  Interest cost                                                    701         817         788
  Participant contributions                                      1,067         859         839
  Actuarial (gain) loss                                         (2,436)      1,472         965
  Benefits paid                                                 (1,961)     (2,251)     (2,558)
-----------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation,
   end of year                                                 $10,049     $12,464     $11,320
-----------------------------------------------------------------------------------------------
Fair value of plan assets                                      $     -     $     -     $     -
-----------------------------------------------------------------------------------------------
Funded status:
  Excess of total accumulated postretirement
    benefit obligation over fair value of plan assets          $10,049     $12,464     $11,320
  Unrecognized net actuarial (gain) loss                         1,067      (1,083)        978
-----------------------------------------------------------------------------------------------
Accrued postretirement benefit cost                            $11,116     $11,381     $12,298
-----------------------------------------------------------------------------------------------
Components of net periodic postretirement benefit cost:
  Service cost                                                 $   214     $   247     $   162
  Interest cost                                                    701         817         788
-----------------------------------------------------------------------------------------------
Net periodic postretirement benefits cost                      $   915     $ 1,064     $   950
-----------------------------------------------------------------------------------------------
Weighted average assumptions at year end:
  Discount rate                                                   7.50%       6.75%       7.00%
-----------------------------------------------------------------------------------------------

  The Company's postretirement health care plan is unfunded. For measurement purposes, the submitted claims medical trend was assumed to be 9.25% in 1997. Thereafter, the Company's obligation is fixed at the amount of the Company's contribution for 1997.

(10) COMMITMENTS AND CONTINGENCIES

  LEGAL PROCEEDINGS: A class action complaint was filed in the United States District Court for the Eastern District of Texas on March 7, 1997 by an employee and a former employee which alleged race discrimination in employment. Certification hearings were conducted in Beaumont, Texas in February of 1998 and in Lufkin, Texas in August of 1998. The District Court in April of 1999 issued a decision that certified a class for this case, which includes all persons of a certain minority employed by the Company from March 6, 1994 to the present. The Company appealed this class certification decision by the District Court to the 5th Circuit United States Court of Appeals in New Orleans, Louisiana. This appeal was denied on June 23, 1999.

  The Company is defending this action vigorously. Furthermore, the Company believes that the facts and the law in this action support its position and is confident that it will prevail if this case is tried on the merits.

  There are various other claims and legal proceedings arising in the ordinary course of business pending against or involving the Company wherein monetary damages are sought. It is management's opinion that the Company's liability, if any, under such claims or proceedings would not materially affect its financial position or results of operations.

                            LUFKIN INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Lufkin Industries, Inc. and Subsidiaries

(11) BUSINESS SEGMENT INFORMATION

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

(Thousands of dollars)                            1999        1998       1997
------------------------------------------------------------------------------
SALES:
    Oil field                                  $ 44,681    $ 57,523   $ 81,571
    Power transmission                           70,800      72,882     70,786
    Foundry                                      22,796      30,302     34,512
    Trailer                                     104,242     122,998    100,693
------------------------------------------------------------------------------
Total sales                                    $242,519    $283,705   $287,562
------------------------------------------------------------------------------
SALES BY GEOGRAPHIC REGION:
   United States                               $201,696    $243,262   $234,334
   Europe                                        15,695       7,004      3,714
   Canada                                         6,371      10,940     19,012
   Latin America                                  7,485      11,045     19,316
   Other                                         11,272      11,454     11,186
------------------------------------------------------------------------------
Total sales                                    $242,519    $283,705   $287,562
------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES:
   Oil field                                   $ (4,855)   $  2,467   $ 11,625
   Power transmission                            (1,388)      7,105        833
   Foundry                                       (1,606)      1,072      1,445
   Trailer                                        6,543       9,764      7,116
   Corporate                                       (707)      1,219      1,825
------------------------------------------------------------------------------
Total earnings (loss) before income taxes      $ (2,013)   $ 21,627   $ 22,844
------------------------------------------------------------------------------
ASSETS:
   Oil field                                   $ 55,960      51,318     46,902
   Power transmission                            57,977      70,950     54,095
   Foundry                                       22,751      24,958     19,062
   Trailer                                       23,608      31,108     23,761
   Corporate                                     61,070      64,461     65,932
------------------------------------------------------------------------------
Total assets                                   $221,366    $242,795   $209,752
------------------------------------------------------------------------------
CAPITAL EXPENDITURES:
   Oil field                                   $  3,836    $  5,485   $  2,061
   Power transmission                               963       2,368      4,514
   Foundry                                        1,352       4,657      5,879
   Trailer                                          682         755        703
   Corporate                                        339       5,214      4,480
------------------------------------------------------------------------------
Total capital expenditures                     $  7,172    $ 18,479   $ 17,637
------------------------------------------------------------------------------
DEPRECIATION/AMORTIZATION:
   Oil field                                   $  2,263    $  2,140   $  1,596
   Power transmission                             4,681       4,014      3,845
   Foundry                                        1,355       1,213      1,184
   Trailer                                          809         823        820
   Corporate                                      1,638       1,023        443
------------------------------------------------------------------------------
Total depreciation/amortization                $ 10,746    $  9,213   $  7,888
------------------------------------------------------------------------------

                            LUFKIN INDUSTRIES, INC.
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    Lufkin Industries, Inc. and Subsidiaries

To the Shareholders of Lufkin Industries, Inc.:

  We have audited the accompanying consolidated balance sheets of Lufkin Industries, Inc. (a Texas corporation) and subsidiaries (collectively, the Company) as of December 31, 1999 and 1998, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lufkin Industries, Inc., and subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN LLP


/s/ ARTHUR ANDERSEN LLP

Houston, Texas
February 15, 2000