Form 10-K, Exhibit 13
period 2000-12-31
LUFKIN INDUSTRIES INC
filed 2001-03-26
CIK 60849

                                                                     Exhibit 13
Lufkin Industries, Inc.
Letter to Shareholders:

     I am pleased to report that for the year ended December 31, 2000, Lufkin's financial results showed marked improvement compared with those of a year ago. Strong demand for Lufkin's oil field products and services due to the upturn in oil field activity resulted in increased sales in 2000 and more than offset lower sales in our other divisions. Sales of trailer products turned down sharply, reflecting soft market conditions associated with higher fuel costs and economic uncertainties while sales of our power transmission and foundry products were slightly below those of a year ago--although in line with our expectations for the year.

     For 2000, net sales rose to $254.6 million compared with $246.0 million for the year ended December 31, 1999. Oil field products sales were $95.0 million compared with $45.6 million a year ago; trailer products sales were $73.6 million compared with $105.3 million last year; power transmission products sales were $62.9 million compared with sales of $71.5 million a year ago; and foundry products sales were $23.1 million compared with $23.6 million last year.

     Net income for the year ended December 31, 2000, increased to $7.0 million, or $1.11 per share (diluted), compared with a net loss of $1.3 million, or $0.20 per share (diluted), a year ago. Results for the year ended December 31, 1999, include a non-recurring charge of $1.4 million after-tax, or $0.21 per share (diluted), related to relocation of facilities, staffing level reductions and unusual legal and warranty expenses incurred during the first quarter. The increase in net income for 2000 reflects higher oil field product sales, better margins, and an improved overall product mix compared with results for the previous year. On a quarterly basis, Lufkin showed sequential improvement in net income in each quarter in 2000.

     Lufkin's total backlog at December 31, 2000, totaled $63.6 million compared with $73.6 million at December 31, 1999. The backlog for oil field equipment was $26.4 million compared with $4.0 million last year; the backlog for trailer products was $9.5 million compared with $42.2 million last year; for power transmission, the backlog was $20.8 million compared with $21.4 million at December 31, 1999; and for foundry products, the backlog was $6.9 million compared with $6.0 million a year ago.

     In 2000, we continued to focus on those initiatives that improved our operations and strengthened our market position within each of our four divisions. In our oil field products division, we are now realizing some of the benefits from the two acquisitions completed in 1998. These acquisitions in the oil and gas industries have expanded the role Lufkin plays in servicing those industries by allowing Lufkin to offer oil field-related products such as oil well automation services and many other technical support services. We believe there is significant opportunity for growth in oil field products in 2001 primarily in the markets of the United States, Canada, the Middle and Far East, and South America.

     Historically, Lufkin's trailer operations have been tied to changes in domestic gross national product. Demand for our trailer products in 2000 was adversely affected by the slowing economy. In addition, other factors, such as increased interest rates, decreasing actual freight tonnage, and higher fuel costs, added to the overall weakness. We responded by bringing production and workforce in line with demand. While we have been successful in increasing our market share by targeting new trailer distribution channels and expanding our customer base, our strategy for the future is to concentrate on expanding share in select market niches and focus on regional opportunities.

     The results for power transmission products in 2000 were also negatively affected by slowing economic conditions in the industries that primarily use Lufkin's gear units. We continue to believe the long-term factors affecting demand for Lufkin's gears are positive and that the outlook for 2001 is showing signs of improvement. We are seeing investment in power generation, oil and gas exploration and production, pipeline construction for oil and gas transmission, and petroleum processing pick up--and are optimistic that these trends will continue to build throughout 2001. The products and services we offer position us to compete successfully in these markets as economic conditions improve.

     As the demand for our oil field products has increased, the foundry division, which remains the smallest of Lufkin's four divisions, has shifted more of its capacity to meeting this internal need. While our efforts in 2000 were aimed at meeting our expanded internal demands, they are still focused on serving commercial customers, primarily those that have higher value-added engineered casting needs. We currently expect 2001 to be a year where capacity in the foundry division can be fully utilized.

     While we are continuing to focus our strategic efforts on improving operational efficiencies, fully integrating acquisitions and capital investment into operations, and adjusting costs to demand levels, Lufkin remains in a very sound financial condition. At December 31, 2000, total assets increased to $235.4 million, working capital to $45.2 million, and shareholders' equity to $152.7 million from levels of last year. At year-end, the book value of our common stock was $24.57 per share. During 2000, pursuant to Lufkin's stock repurchase plan, the Company repurchased 110,314 shares of its common stock. This brought the total number of shares repurchased by the Company to over 826,000 shares, at an aggregate cost of approximately $16.9 million. In addition, the Company paid cash dividends of $0.72 per share in 2000.

     Although our outlook for growth in 2001 is somewhat dependent upon a reasonable price for oil and continued worldwide industrial growth, we are clearly focused on executing the things we do well and believe that there are many opportunities ahead. We anticipate that the successful implementation of our operating strategies and the continued efforts to enhance the competitive position of our four business divisions by a dedicated and loyal workforce position Lufkin to achieve financial improvement in 2001 compared with results achieved last year.

     Thank you for your continued confidence, and we appreciate your ongoing interest in Lufkin Industries.

Sincerely,

/s/ Douglas V. Smith
-------------------------------------
Douglas V. Smith
President and Chief Executive Officer

LUFKIN AT A GLANCE
Oil Field Equipment and Service

Lufkin is one of the major suppliers worldwide of artificial lift oil field equipment and services. The Company's primary products include the Conventional, Mark II, Mobile, Low Profile and Air Balance beam-pumping units, which are extremely adaptable to meet customers' various production demands. In addition to Lufkin's high quality products, the Company provides a broad array of service including on-site installation, technical support, and automation technology services. The Company maintains a significant presence in all major oil markets.

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

Foundry Products

Lufkin's foundry products include low-to-medium volume ductile and gray iron castings used as components for numerous Company products as well as original equipment manufacturers. The Company maintains a diversified customer base which includes manufacturers in such industrial sectors as construction equipment, material handling equipment, machine tools, valve and water works, pump and compressor, and automotive and truck.

Trailers

Lufkin produces many different sizes and styles of vans: platforms; and high-capacity, lightweight dump trailers. The Company's trailers are known for their quality construction, reliability, innovation of design, and competitive price. New products introduced in the last few years have expanded the market for the Company's trailers and provided additional growth opportunities.

FINANCIAL REVIEW

COMMON STOCK INFORMATION

                         2000                            1999
           -----------------------------     ----------------------------
               Stock Price                      Stock Price
           -------------------               ----------------
Quarter     High       Low      Dividend     High        Low      Dividend
--------------------------------------------------------------------------
First     $17.063    $13.750       $.18     $20.500    $14.500      $.18
Second     20.000     14.000        .18      20.000     14.375       .18
Third      21.875     15.688        .18      19.375     14.625       .18
Fourth     22.500     13.750        .18      17.000     12.563       .18

    The Company's common stock is traded on the Nasdaq Stock Market (National Market) under the symbol LUFK and as of March 1, 2001, there were approximately 670 record holders of its common stock.

    The Company has paid cash dividends for 61 consecutive years. Total dividend payments were $4,549,000 and $4,654,000 in 2000 and 1999, respectively.


QUARTERLY FINANCIAL DATA (UNAUDITED)

In millions, except                       First     Second     Third    Fourth
per share data                           Quarter    Quarter   Quarter   Quarter
-------------------------------------------------------------------------------
2000
Net sales                                $56.8      $67.8     $65.7     $64.3
Gross profit                               8.3       12.1      11.6      12.2
Net earnings                               0.2        2.1       2.3       2.4
Basic earnings per share                   .03        .33       .36       .39
Diluted earnings per share                 .03        .33       .36       .38

1999
Net sales                                $58.5      $58.3     $66.1     $63.1
Gross profit                               6.2        8.1       8.5       9.8
Net earnings (loss)                       (2.7)       0.1       0.5       0.8
Basic earnings (loss) per share           (.42)       .01       .09       .13
Diluted earnings (loss) per share         (.42)       .01       .09       .13
-------------------------------------------------------------------------------

ADDITIONAL FINANCIAL INFORMATION

    Shareholders may obtain additional information for the year ended December 31, 2000, from the Company's Form 10-K Report filed with the Securities and Exchange Commission. A copy of such report may be obtained without charge by written request to the Secretary, Lufkin Industries, Inc., P.O. Box 849, Lufkin, Texas 75902-0849.

MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

    Net revenues for the year ended December 31, 2000, increased to $254.6 million from $246.0 million for the year ended December 31, 1999. Net revenues for 1998 were $287.5 million. Revenues for prior year periods have been restated to reflect the reclassification of freight charges billed to customers as revenue and the related expenses as cost of sales in accordance with the guidance specified by EITF Issue 00-10. The Company previously accounted for freight charged to customers as a reduction of cost of sales. Gross profit, operating income and net earnings for these periods were not affected by this reclassification.
    The Company reported net earnings of $7.0 million or $1.11 per share (diluted) for the year ended December 31, 2000 compared to a net loss of $1.3 million or $0.20 per share (diluted) for the year ended December 31, 1999. Net earnings for 1998 totaled $13.6 million or $2.08 per share (diluted).

The sales mix of the Company's products for the three years ended December 31, 2000 was as follows:

                                         Percent of total sales
-------------------------------------------------------------------------
                                     2000          1999         1998
-------------------------------------------------------------------------
Oil field pumping units               37%           19%          20%
Power transmission products           25            29           26
Foundry castings                       9             9           11
Trailers                              29            43           43
-------------------------------------------------------------------------
 Total                               100%          100%         100%
-------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999:

The following table summarizes the Company's net revenues and gross profit by operating segment (in thousands of dollars):

-----------------------------------------------------------------------------
                                                                       %
                                                    Increase        Increase
Year Ended December 31,         2000       1999     (Decrease)     (Decrease)
-----------------------------------------------------------------------------
Net Revenues
 Oil Field                    $ 95,047   $ 45,611    $ 49,436         108.4
 Power Transmission             62,923     71,475      (8,552)        (12.0)
 Foundry Castings               23,050     23,577        (527)         (2.2)
 Trailers                       73,583    105,337     (31,754)        (30.1)
--------------------------------------------------------------
   Total                      $254,603   $246,000    $  8,603           3.5
--------------------------------------------------------------
Gross Profit
 Oil Field                    $ 20,568   $  5,730    $ 14,838         259.0
 Power Transmission             15,590     14,546       1,044           7.2
 Foundry Castings                3,171        642       2,529         393.9
 Trailers                        4,921     11,724      (6,803)        (58.0)
--------------------------------------------------------------
  Total                        $44,250    $32,642    $ 11,608          35.6
-----------------------------------------------------------------------------

    Oil Field revenues for the year ended December 31, 2000 increased
108.4% to $95.0 million from $45.6 million in the year ended December 31, 1999. Increases in production activity among oil producers have resulted in significant increases in both new pumping unit sales and oil field service activity. Oil Field backlog reflects this increase in activity, increasing to $26.4 million at December 31, 2000 from $4.0 million at December 31, 1999.
    Gross profit for the Oil Field Division increased to $20.6 million for the year ended December 31, 2000 compared to $5.7 million for 1999 due primarily to the increase in volumes noted above. Gross margin for the comparable periods improved to 21.6% in 2000 compared to 12.6% in 1999 due primarily to increased leverage on the Company's fixed costs and favorable product mix.

MANAGEMENT'S DISCUSSION AND ANALYSIS

    Revenues for the Company's Power Transmission segment decreased
12.0% to $62.9 million for the year ended December 31, 2000 compared to $71.5 million for 1999 as uncertain economic conditions experienced in the second half of 1999 in many of the Company's domestic and international industrial markets have continued to exist in 2000. The Company's Power Transmission backlog at December 31, 2000 declined slightly to $20.8 million from $21.4 million at December 31, 1999.
    Power Transmission gross profit and gross margin, however, increased to $15.6 million and 24.8%, respectively, for the year ended
December 31, 2000 from $14.5 million and 20.4%, respectively, for 1999. This improvement was due primarily to improvements in product mix, along with increased absorption of overhead fixed costs in 2000 resulting from volume increases attributable to gearboxes supplied to the Company's Oil Field Division.
    Foundry castings revenues for the year ended December 31, 2000 decreased 2.2% to $23.0 million compared to $23.6 million for the prior year as continuing pricing pressure from foreign competition in the counterweight markets offset increases in oil field activity. Foundry backlog at December
31, 2000 increased to $6.9 million from $6.0 million at December 31, 1999.
    Foundry gross profit and gross margin increased to $3.2 million and 13.8%, respectively, for 2000 from $0.6 million and 2.7%, respectively, for 1999. The improvements in gross profit and gross margin are due primarily to increased absorption of fixed overhead costs resulting from volume increases attributable to castings supplied to the Company's Oil Field Division.
    Trailer revenues for the year ended December 31, 2000 decreased
30.1% to $73.6 million from $105.3 million for the year ended December 31, 1999 due to the continuing adverse effect of higher fuel prices on the demand for new trailers. Backlog for the trailer segment totaled $9.5 million at December 31, 2000, compared to $42.2 million at December 31, 1999.
    Trailer gross profit and gross margin decreased to $4.9 million and 6.7%, respectively, for the year ended December 31, 2000 from $11.7 million and 11.1%, respectively, for the prior year due to the volume declines noted above.
    Selling, general and administrative ("SG&A") expenses for the year ended December 31, 2000 decreased slightly to $32.1 million from $32.8 million for 1999. SG&A expenses for 1999 include $1.4 million of non-recurring severance, relocation and legal expenses occurring in the first quarter of 1999. Excluding the effect of these non-recurring expenses, SG&A expenses decreased to 12.6% of consolidated net revenues in 2000 compared to 12.8% for 1999, due primarily to the Company's ability to leverage its SG&A expenses over a larger revenue base.
    Interest expense for the year ended December 31, 2000 totaled $1.4 million compared to $1.2 million for the year ended December 31, 1999, due primarily to higher average short-term debt balances in 2000 compared to the prior year. Other income (expense) for 1999 includes a non-recurring charge of $228,000 recorded in the first quarter of 1999 related to the consolidation and relocation of the Company's primary Oil Field manufacturing facilities to the Company's Lufkin, Texas Buck Creek facility.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998:

The following table summarizes the Company's net revenues and gross profit by operating segment (in thousands of dollars):

-----------------------------------------------------------------------------
                                                                       %
                                                       Increase     Increase
Year Ended December 31,         1999        1998      (Decrease)   (Decrease)
-----------------------------------------------------------------------------
Net Revenues
 Oil Field                   $ 45,611    $ 58,656     $ (13,045)     (22.2)
 Power Transmission            71,475      73,603        (2,128)      (2.9)
 Foundry Castings              23,577      31,184        (7,607)     (24.4)
 Trailers                     105,337     124,089       (18,752)     (15.1)
----------------------------------------------------------------
  Total                      $246,000    $287,532     $ (41,532)     (14.4)
----------------------------------------------------------------

Gross Profit
 Oil Field                   $  5,730    $ 11,739     $  (6,009)     (51.2)
 Power Transmission            14,546      19,523        (4,977)     (25.5)
 Foundry Castings                 642       2,813        (2,171)     (77.2)
 Trailers                      11,724      14,501        (2,777)     (19.2)
----------------------------------------------------------------
  Total                      $ 32,642    $ 48,576     $ (15,934)     (32.8)
-----------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS

    Oil field revenues decreased 22.2% to $45.6 million in 1999 from $58.7 million in 1998. During 1999, the Company experienced its second year of significant decreases in demand for its oil field products world wide. In response to increasing oil prices throughout 1999, the service portion of the Company's Oil Field Division experienced increased revenue while new unit orders declined due to industry consolidations and the continued uncertainty as to long-term oil prices. To better position itself for longer term market recoveries, the Company relocated and consolidated its primary manufacturing facilities at its Lufkin, Texas Buck Creek facility. The Company booked new orders of $45.0 million for 1999, compared to $46.0 million in 1998. The decreased bookings are also a result of the above noted uncertainty of the worldwide oil field markets. The Company ended 1999 with a backlog for oil field products of $4.0 million as compared to $3.7 million at December 31, 1998.
    Sales of power transmission products decreased 2.9% to $71.5 million from $73.6 million in 1998. The 1999 bookings for power transmission products were $54.1 million, which decreased from $74.4 million in 1998. The declines in Power Transmission's revenues and bookings reflect the uncertainties associated with both the U.S. and European capital goods markets. The Company brought its French acquisition on line at lower than expected volumes, also reflecting the soft European market. The 1999 backlog decreased to $21.4 million as compared to the 1998 backlog of $38.1 million.
    Foundry castings revenues in 1999 decreased 24.4% to $23.6 million from $31.2 million in 1998. The declines in foundry revenues and bookings were due primarily to the decline in demand for domestically produced machine tool components as highlighted in the uncertain capital goods market and to price pressures resulting from foreign competition in the counterweight markets. New orders booked for foundry castings totaled $20.4 million in 1999 compared to $23.0 million in 1998. The Company ended 1999 with a backlog for foundry products of $6.0 million. The year end backlog for foundry products was $8.4 million for 1998.
    Net revenues from trailer products for 1999 decreased 15.1% to $105.3 million from $124.1 million for 1998. The decrease in trailer revenues is due primarily to the tightening independent trailer market associated with the higher fuel costs as experienced in the last half of 1999. The 1999 backlog for trailer products reflects this tightening market, decreasing to $42.2 million from $44.7 million at year end 1998.
    Consolidated gross profit margins declined to 13.3% for 1999 compared to 16.9% for 1998. The reduced profitability reflected the reduced volumes across all divisions and their impacts on absorption of fixed overhead costs along with reduced manufacturing efficiencies which resulted in manufacturing variances. Reduced oil field volumes also impacted the profitability of the captive portion of the Company's foundry operation resulting in under absorption of fixed overheads and reduced manufacturing efficiencies.
    SG&A expenses were $32.8 million and 13.3% of revenues for 1999, increasing from 1998 when SG&A expenses were $28.2 million and 9.8% of revenues. The $4.6 million year-on-year increase of the Company's SG&A expenses between 1999 and 1998 reflected $1.4 million of non-recurring severance, relocation and legal expenses occurring in the first quarter of 1999, along with the full year impact of SG&A expenses associated with its power transmission division's French acquisition - Comelor and its Oil Field Division's purchase of Houston, Texas based Delta-X Corporation. Also contributing to this increase was the full year impact of the installation of the Company's information systems completed in August of 1998.
    Investment income decreased to $29,000 in 1999 as compared to $1.3 million in 1998 due to a decrease in investment balances caused by the use of invested funds in 1998 for acquisition activities. Interest expense increased $0.5 million to $1.2 million in 1999 from $0.7 million in 1998. The increase is primarily due to the increase in long-term debt related to the Company's acquisition activities. Other income decreased $1.4 million to expense of $0.7 in 1999 compared to income of $0.7 million in 1998 due primarily to losses on asset retirements in 1999 associated with the relocation of facilities discussed above.

LIQUIDITY AND CAPITAL RESOURCES
    The Company has historically relied on cash flows from operations and third-party borrowings to finance its operations, including acquisitions, dividend payments and stock purchases.
    The Company's cash balance totaled $2.0 million at December 31, 2000, compared to $1.1 million at December 31, 1999. For the year ended December 31, 2000, net cash flows provided by operating activities were $14.1 million, cash used in investing activities totaled $6.3 million and cash used in financing activities amounted to $6.7 million. Significant components of cash provided by operating activities include net earnings adjusted for non-cash expenses, offset in part by a $0.4 million net increase in working capital items. Cash used in investing activities included capital expenditures totaling approximately $6.2 million for, among other things, ongoing additions and modifications to certain of the Company's production facilities along with purchases and replacements of production equipment and operating vehicles. Significant components of cash used in financing activities include (i) dividend payments totaling approximately $4.5 million or $0.72 per share; (ii) payments on long-term debt totaling $2.7 million; and (iii) stock repurchases totaling $2.0 million, offset in part by a net increase of approximately $2.6 million in short-term debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS

    Total debt balances at December 31, 2000, including current maturities of long-term debt, include $3.2 million outstanding under the Company's discretionary short-term demand facilities, $4.6 million outstanding under the Bank Facility discussed below and $8.8 million of notes payable to various banks and individuals. Total debt decreased to $16.6 million at December 31, 2000, compared to $17.1 million at December 31, 1999. This decrease was due primarily to principal payments on long-term notes payable totaling approximately $2.7 million during 2000 along with a $0.4 million decrease in the Company's foreign currency denominated debt as a result of changes in exchange rates, offset in part by net short-term demand borrowings totaling approximately $2.6 million.
    The Company currently has short-term credit facilities in place with three domestic banks totaling $35.0 million. These facilities consist of $15.0 million in discretionary demand facilities, with $5.0 million available from each of the three domestic banks and a $20.0 million committed facility available from one of the three banks. At December 31, 2000, the Company had borrowed $7.8 million against the $15.0 million demand facilities and no amounts had been borrowed under the $20.0 million committed facility. One of these three facilities, consisting of the $20.0 million committed facility and one of the $5.0 million demand facilities, expires September 1, 2002. The remaining two $5.0 million demand facilities are annual agreements which the Company expects to successfully renew during 2001. Weighted average interest rates on these demand facilities were 7.0% and 5.9% at December 31, 2000 and 1999, respectively.
    The Company currently has a stock repurchase plan under which the Company is authorized to spend up to $17.1 million for purchases of its common stock. Pursuant to this plan, the Company has purchased a total of 826,870 shares of its common stock at an aggregate purchase price of $16.9 million, including 110,314 shares at an aggregate cost of approximately $2.0 million during the year ended December 31, 2000. Purchased shares are added to treasury stock and are available for general corporate purposes including the funding of the Company's stock option plans. As of December 31, 2000, the Company held 679,360 shares of treasury stock at an aggregate cost of approximately $14.0 million. Authorizations of approximately $0.2 million remained at December 31, 2000.
    The Company believes that its cash flows from operations and its available borrowing capacity under its credit agreements will be sufficient to fund its operations, including planned capital expenditures, dividend payments and stock purchases, through December 31, 2001.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and hedging activities.
In June 1999, the FASB issued SFAS 137, which delayed the effective adoption date of SFAS 133. In June, 2000, the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133" to address a number of issues causing implementation difficulties for entities that apply SFAS 133. SFAS 138, among other things, amends the accounting and reporting requirements of SFAS 133 for certain derivative instruments and hedging activities. SFAS 133, as amended, is effective for the Company's quarter ending March 31, 2001 and is to be applied prospectively. The Company has performed an analysis of the effects of the accounting and disclosure requirements of SFAS 133 on its operating activities and does not expect implementation of this statement, as amended, to have a material adverse effect on its financial position or results of operations.
    On December 3, 1999 the United States Securities and Exchange Commission ("SEC") staff released Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition", to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. The Company reviewed its revenue recognition procedures and is satisfied that it is in compliance with this SAB.
    The Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus on September 21, 2000, regarding Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." This guidance requires companies to report shipping and handling charges to customers as revenues and related expenses as part of cost of goods sold or selling and general administration expenses. The Company previously accounted for shipping and handling charges incurred and billed to customers as components of cost of goods sold. The Company implemented this guidance in the fourth quarter of 2000, and, as required, has restated prior years presented in the Consolidated Statements of Earnings to conform to the current year presentation. The effect of the implementation of this guidance on the Company's results of operations for prior years was to increase both Sales and Cost of Sales by $3.5 million and $3.8 million for 1999 and 1998, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS


LEGAL PROCEEDINGS
    A class action complaint was filed in the United States District
Court for the Eastern District of Texas on March 7, 1997 by an employee and a former employee that alleged race discrimination in employment. Certification hearings were conducted in Beaumont, Texas in February of 1998 and in Lufkin, Texas in August of 1998. The District Court in April of 1999 issued a decision that certified a class for this case which includes all persons of a certain minority employed by the Company from March 6, 1994 to the present. The Company appealed this class certification decision by the District Court to the 5th Circuit United States Courts of Appeals in New Orleans, Louisiana. This appeal was denied on June 23, 1999.
    The Company is defending this action vigorously. Furthermore, the Company believes that the facts and the law in this action support its position and is confident that it will prevail if this case is tried on the merits.
    The Company is often subject to routine litigation arising in the normal course of its business. While the outcome of these proceedings cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the Company's financial position or results of operations.

FORWARD-LOOKING STATEMENTS AND ASSUMPTIONS
    This Annual Report contains forward-looking statements and information that are based on management's beliefs as well as assumptions made by and information currently available to management. When used in this report, the words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect the Company's current views with respect to certain events and are subject to certain assumptions, risks and uncertainties, many of which are outside the control of the Company. These risks and uncertainties include, but are not limited to, (i) oil prices, (ii) capital spending levels of oil producers, (iii) availability and prices for raw materials and (iv) general industry and economic conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements and information.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
    The Company does not utilize financial instruments for trading purposes and does not hold any derivative financial instruments that could expose the Company to significant market risk. The Company's financial instruments include cash, accounts receivable, accounts payable, invested funds and debt obligations. The book value of accounts receivable, short-term debt and accounts payable are considered to be representative of their fair market value because of the short maturity of these instruments. The Company believes the carrying values of its long-term debt obligations approximate fair values because the interest rates on these obligations are comparable to what the Company believes it could currently obtain for debt with similar terms and maturities. The Company's accounts receivable are not concentrated in one customer or industry and are not viewed as an unusual credit risk.

CONSOLIDATED BALANCE SHEETS


December 31, 2000 and 1999
(Thousands of dollars, except share and per share data)



ASSETS                                                                     2000         1999
------------------------------------------------------------------------------------------------------
Current assets:
Cash                                                                    $  2,003     $  1,065
Invested funds                                                               759          584
Receivables, net                                                          40,413       34,526
Income taxes receivable                                                    1,239        2,564
Inventories                                                               35,146       32,761
Deferred income tax assets                                                 6,082        1,228
------------------------------------------------------------------------------------------------------
  Total current assets                                                    85,642       72,728

Property, plant and equipment, net                                        85,004       89,959
Prepaid pension costs                                                     43,492       37,105
Invested funds                                                             5,106        5,281
Goodwill, net                                                              8,841        8,951
Other assets, net                                                          7,360        7,342
------------------------------------------------------------------------------------------------------
  Total assets                                                          $235,445     $221,366
------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term debt                                                         $  7,790     $  5,200
Current portion of long-term notes payable                                 1,809        2,750
Accounts payable                                                          13,216        9,895
Accrued liabilities:
  Payroll and benefits                                                     5,701        4,731
  Accrued warranty expenses                                                2,194        1,493
  Taxes payable                                                            4,130        3,189
  Commissions and other                                                    5,601        4,685
------------------------------------------------------------------------------------------------------
  Total current liabilities                                               40,441       31,943

Deferred income tax liabilities                                           24,338       16,795
Postretirement benefits                                                   10,972       11,116
Long-term notes payable, net of current portion                            7,043        9,103
Commitments and contingencies

Shareholders' equity:
Preferred stock, no par value,
  2,000,000 shares authorized, none issued or outstanding                      -            -
Common stock, par $1 per share; 60,000,000 shares
  authorized; 6,892,381 shares issued                                      6,892        6,892
Capital in excess of par                                                  18,069       18,066
Retained earnings                                                        143,912      141,491
Treasury stock, 679,360 shares and 571,880 shares,
  respectively, at cost                                                  (13,977)     (12,019)
Accumulated other comprehensive income:
  Cumulative translation adjustment                                       (2,245)      (2,021)
------------------------------------------------------------------------------------------------------
  Total shareholders' equity                                             152,651      152,409
------------------------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                            $235,445     $221,366
------------------------------------------------------------------------------------------------------

                See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS


Years ended December 31, 2000, 1999, and 1998
(Thousands of dollars, except per share data)



                                                     2000         1999             1998
-------------------------------------------------------------------------------------------
Net sales                                         $254,603      $246,000         $287,532
Cost of sales                                      210,353       213,358          238,956
-------------------------------------------------------------------------------------------
Gross profit                                        44,250        32,642           48,576
Selling, general and administrative expenses        32,120        32,825           28,203
-------------------------------------------------------------------------------------------
Operating income (loss)                             12,130          (183)          20,373
Investment income                                      412            29            1,307
Interest expense                                    (1,413)       (1,176)            (730)
Other income (expense), net                            113          (683)             677
-------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                 11,242        (2,013)          21,627
Income tax provision (benefit)                       4,272          (745)           8,001
-------------------------------------------------------------------------------------------
Net earnings (loss)                               $  6,970      $ (1,268)        $ 13,626
-------------------------------------------------------------------------------------------
Net earnings (loss) per share:
  Basic                                           $   1.11      $  (0.20)        $   2.11
  Diluted                                         $   1.11      $  (0.20)        $   2.08
-------------------------------------------------------------------------------------------

                See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


Years ended December 31, 2000, 1999 and 1998
(Thousands of dollars, except share and per share data)


                                                                                                     Compre-
                                       Common Stock       Capital                       Cumulative   hensive
                                    ------------------   In Excess  Retained   Treasury Translation  Income
                                    Shares      Amount    Of Par    Earnings    Stock    Adjustment  (Loss)
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997         6,792,381    $6,792   $15,381   $138,539   $ (4,244)  $(1,163)
Comprehensive income (loss):
  Net earnings (loss)                                                13,626                         $ 13,626
  Other comprehensive
    income, net of tax
    Foreign currency
    translation
    adjustment                                                                              (312)       (312)
                                                                                                      ------
Comprehensive income (loss)                                                                           13,314
                                                                                                      ------
Common stock issued for
  acquisitions                       100,000       100     2,170
Cash dividends,
  $.72 per share                                                     (4,752)
Purchases of treasury stock
  (199,726 shares)                                                              (5,554)
Exercise of stock options
  (83,795 shares)                                            529                 1,784
-------------------------------------------------------------------------------------------------
Balance, December 31, 1998         6,892,381     6,892    18,080    147,413     (8,014)   (1,475)
Comprehensive income (loss):
  Net earnings (loss)                                                (1,268)                          (1,268)
  Other comprehensive
    income, net of tax
    Foreign currency
    translation
    adjustment                                                                              (546)       (546)
                                                                                                      ------
Comprehensive income (loss)                                                                           (1,814)
                                                                                                      ------
Cash dividends,
  $.72 per share                                                     (4,654)
Purchases of treasury stock
  (259,800 shares)                                                              (4,072)
Exercise of stock options
  (3,250 shares)                                             (14)                   67
-------------------------------------------------------------------------------------------------
Balance, December 31, 1999         6,892,381     6,892    18,066    141,491    (12,019)   (2,021)
Comprehensive income (loss):
  Net earnings (loss)                                                 6,970                            6,970
  Other comprehensive
    income, net of tax
    Foreign currency
    translation
    adjustment                                                                              (224)       (224)
                                                                                                     -------
Comprehensive income (loss)                                                                          $ 6,746
                                                                                                     -------
Cash dividends,
  $.72 per share                                                   (4,549)
Purchases of treasury stock
  (110,314 shares)                                                              (2,009)
Stock grant (1,334 shares)                                     3                    27

Exercise of stock options
  (1,500 shares)                                                                    24
-------------------------------------------------------------------------------------------------
Balance, December 31, 2000         6,892,381    $6,892   $18,069 $143,912     $(13,977)  $(2,245)
-------------------------------------------------------------------------------------------------

                See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS





Years ended December 31, 2000, 1999, and 1998
(Thousands of dollars)
                                                               2000        1999        1998
------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net earnings (loss)                                         $ 6,970    $ (1,268)   $ 13,626
 Adjustments to reconcile net earnings (loss) to net
  cash provided by operating activities:
   Depreciation and amortization                              10,895      10,746       9,213
   Deferred income tax provision                               2,691       1,409       2,481
   Pension income                                             (6,387)     (5,491)     (3,925)
   Postretirement benefits                                      (144)       (265)       (917)
   (Gain) loss on disposition of property,
    plant and equipment                                          468       1,032        (199)
   Increase (decrease) in cash flows from
    changes in working capital excluding
    effects of acquisitions:
     Receivables, net                                         (5,947)      4,259       5,504
     Income taxes receivable                                   1,322       1,006      (3,566)
     Inventories                                              (2,683)     15,083     (10,843)
     Accounts payable                                          3,437      (2,299)      2,237
     Accrued liabilities                                       3,480      (2,439)     (2,256)
------------------------------------------------------------------------------------------------
Net cash provided by operating activities                     14,102      21,773      11,355

Cash flows from investing activities:
 Additions to property, plant and equipment                   (6,225)     (7,172)    (19,830)
 Acquisitions of other companies, net of cash acquired             -           -      (9,979)
 Proceeds from (cash used for) disposition of property,
  plant and equipment                                            448        (146)        604
 Decrease in invested funds                                        -         282           -
 (Increase) decrease in other assets                            (557)     (2,129)      1,843
------------------------------------------------------------------------------------------------
Net cash used in investing activities                         (6,334)     (9,165)    (27,362)

Cash flows from financing activities:
 Proceeds from (payments of) short term debt, net              2,590      (3,300)     14,500
 Long-term notes payable issued                                    -       1,079           -
 Payments of long-term notes payable                          (2,725)     (2,166)       (742)
 Dividends paid                                               (4,549)     (4,654)     (4,752)
 Proceeds from exercise of stock options                          24          53       2,314
 Purchases of treasury stock                                  (2,009)     (4,072)     (5,554)
------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities           (6,669)    (13,060)      5,766

Effect of translation on cash and
 cash equivalents                                               (161)       (100)       (312)
------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents             938        (552)    (10,553)
Cash and cash equivalents at beginning of year                 1,065       1,617      12,170
------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                     $ 2,003    $  1,065    $  1,617
------------------------------------------------------------------------------------------------

                See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  CORPORATE ORGANIZATION AND SUMMARY OF MAJOR ACCOUNTING POLICIES
     Lufkin Industries, Inc. and its consolidated subsidiaries
(collectively, the "Company") manufactures and sells oil field pumping units, power transmission products, foundry castings and highway trailers throughout the world.
     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Lufkin Industries, Inc. and its consolidated subsidiaries after elimination of all significant intercompany accounts and transactions.
     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
      TRANSLATION OF FOREIGN CURRENCIES: Assets and liabilities of foreign operations are translated into U. S. dollars at the exchange rate in effect at the end of each accounting period and income statement accounts are translated at the average exchange rates prevailing during the period.
      CASH EQUIVALENTS: The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.
      INVESTED FUNDS: The Company's invested funds, consisting of government securities, are classified as held-to-maturity securities, which are carried at cost, net of accumulated amortization. Substantially all of the Company's invested funds at December 31, 2000 and 1999 were restricted for payment of certain of the Company's long-term notes payable.
      RECEIVABLES: The following is a summary of the Company's receivable balances:

(Thousands of dollars)                               2000          1999
--------------------------------------------------------------------------------
  Accounts receivable                              $40,899       $34,568
  Notes receivable                                     119           563
--------------------------------------------------------------------------------
                                                    41,018        35,131
  Allowance for doubtful accounts                     (605)         (605)
--------------------------------------------------------------------------------
  Net receivables                                  $40,413       $34,526
--------------------------------------------------------------------------------

      INVENTORIES: The Company reports its inventories by using the last-in, first-out (LIFO) and the first-in, first-out (FIFO) methods less reserves necessary to report inventories at the lower of cost or estimated market. Inventory costs include material, labor and factory overhead. In July, 1998, the Company began capitalizing certain maintenance and supplies inventories to better match the estimated cost of such inventories with the related equipment produced. Such inventories were capitalized and will be amortized over the three years of their estimated use and had the effect of increasing net earnings by $0.7 million ($0.12 per diluted share), $1.2 million ($0.19 per diluted share) and $0.8 million ($0.13 per diluted share) in 2000, 1999 and 1998, respectively.
      PROPERTY, PLANT AND EQUIPMENT: The Company records investments in these assets at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations as incurred. Gains or losses realized on the sale or retirement of these assets are reflected in income. The Company periodically reviews its properties for possible impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. Depreciation for financial reporting purposes is provided on a straight-line method based upon the estimated and equipment (P. P. & E.) balances and useful lives:

                                                  Useful
                                                   Life
(Thousands of dollars)                          (In Years)         2000         1999
------------------------------------------------------------------------------------------
   Land                                                 -         $   2,354    $   2,264
   Land improvements                                10-25             6,669        5,093
   Buildings                                      12.5-40            57,689       58,776
   Machinery and equipment                         3-12.5           167,457      165,482
   Furniture and fixtures                          5-12.5             5,488        5,408
   Computer equipment                                 3-7            15,393       17,804
------------------------------------------------------------------------------------------
     Total property, plant and equipment                            255,050      254,827
   Less accumulated depreciation                                   (170,046)    (164,868)
------------------------------------------------------------------------------------------
   Total property, plant and equipment, net                       $  85,004    $  89,959
------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    GOODWILL AND OTHER ASSETS: The cost over fair value of net tangible assets of acquired businesses ("Goodwill") is amortized on a straight-line method over forty years. Management periodically evaluates recorded Goodwill balances, net of accumulated amortization, for impairment based on undiscounted cash flows. Management believes that there have been no events or circumstances that warrant revision to the remaining useful life or affect the recoverability of Goodwill in any of its business units. Other assets, which include covenants not to compete, are amortized using the straight-line method over their estimated lives. Amortization expense related to Goodwill and other assets was $364,000, $277,000 and $290,000 in 2000, 1999 and 1998, respectively.
    EARNINGS PER SHARE: Earnings per share amounts are based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period. The weighted average number of shares used to compute basic and diluted earnings per share for 2000, 1999 and 1998 is illustrated below:

(Thousands of dollars, except share and per share data)               2000         1999         1998
----------------------------------------------------------------------------------------------------------
Numerator:
    Numerator for basic and diluted earnings per share --
    net earnings (loss)                                           $    6,970    $   (1,268)   $   13,626
----------------------------------------------------------------------------------------------------------
Denominator:
    Denominator for basic earnings per share --
    weighted-average shares                                        6,256,974     6,462,890     6,464,680
    Effect of dilutive securities: Employee stock options             32,748             -       100,080
----------------------------------------------------------------------------------------------------------
    Denominator for diluted earnings per share--adjusted
    weighted-average shares and assumed conversions                6,289,722     6,462,890     6,564,760
----------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share                                   $     1.11    $    (0.20)   $     2.11
----------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share                                 $     1.11    $    (0.20)   $     2.08
----------------------------------------------------------------------------------------------------------

    Options to purchase a total of 562,874 shares, 916,793 shares and 182,701 shares of the Company's common stock were excluded from the calculation of diluted earnings per share for 2000, 1999 and 1998, respectively, because their effect was antidilutive.
    INCOME TAXES: The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No.109, deferred income tax assets or liabilities are recorded based on the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates.
    FAIR VALUE OF FINANCIAL INSTRUMENTS: The Company's financial instruments include cash, accounts receivable, accounts payable and debt obligations. The book value of accounts receivable, short-term debt and accounts payable are considered to be representative of their fair value because of the short maturity of these instruments. The Company believes the carrying value of its long-term debt approximates fair value because the interest rates of this debt are comparable to what the Company believes it could currently obtain for debt with similar terms and maturities.
    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS: In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and hedging activities. In June 1999, the FASB issued SFAS 137, which delayed the effective adoption date of SFAS 133. In June, 2000, the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133" to address a number of issues causing implementation difficulties for entities that apply SFAS 133. SFAS 138, among other things, amends the ac counting and reporting requirements of SFAS 133 for certain derivative instruments and hedging activities. SFAS 133, as amended, is effective for the Company's quarter ending March 31, 2001 and is to be applied prospectively. The Company has performed an analysis of the effects the accounting and disclosure requirements of SFAS 133 on its operating activities and does not expect implementation of this statement, as amended, to have a material adverse effect on its financial position or results of operations.
    On December 3, 1999 the United States Securities and Exchange Commission ("SEC") staff released Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition", to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. The Company reviewed its revenue recognition procedures and is satisfied that it is in compliance with this SAB.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    The Emerging Issues Task Force of the FASB reached a consensus on September 21, 2000, regarding Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." This guidance requires companies to report shipping and handling charges to customers as revenues and related expenses as part of cost of goods sold or selling and general administration expenses. The Company previously accounted for shipping and handling charges incurred and billed to customers as components of cost of goods sold. The Company implemented this guidance in the fourth quarter of 2000, and, as required, has restated prior years presented in the Consolidated Statements of Earnings to conform to the current year presentation. The effect of the implementation of this guidance on the Company's results of operations for prior years was to increase both Sales and Cost of Sales by $3.5 million and $3.8 million for 1999 and 1998, respectively.
    OTHER: Certain prior year amounts have been reclassified to conform with the current year presentation.

(2)  INCOME TAXES
Net deferred income tax assets and liabilities are comprised of the following:


(Thousands of dollars)                                2000       1999
--------------------------------------------------------------------------
Current deferred income tax assets
    Gross assets                                    $  6,451    $  1,228
    Gross liabilities                                   (369)        -
--------------------------------------------------------------------------
Total, net                                             6,082       1,228
--------------------------------------------------------------------------
Noncurrent deferred income tax liabilities
    Gross assets                                       5,803       6,469
    Gross liabilities                                (30,141)    (23,264)
--------------------------------------------------------------------------
Total, net                                           (24,338)    (16,795)
--------------------------------------------------------------------------
Net deferred income tax liabilities                 $(18,256)   $(15,567)
--------------------------------------------------------------------------

The tax effects of significant temporary differences representing deferred income tax assets and liabilities are as follows:

(Thousands of dollars)                                2000       1999
--------------------------------------------------------------------------
Inventories                                         $ (1,283)   $    213
Prepaid pension costs                                (15,929)    (12,954)
Payroll and benefits                                     966         789
Accrued warranty expenses                                680         560
Postretirement benefits                                4,019       4,113
Tax credit carryforwards                                 253         258
Depreciation                                         (10,769)     (9,626)
Net operating loss                                     2,463         -
Other, net                                             1,344       1,080
--------------------------------------------------------------------------
Net deferred income tax liabilities                 $(18,256)   $(15,567)
--------------------------------------------------------------------------

The income tax provision for 2000, 1999 and 1998 consisted of the following:

(Thousands of dollars)                     2000       1999       1998
--------------------------------------------------------------------------
Current                                   $1,583    $(2,154)    $ 5,520
Deferred                                   2,689      1,409       2,481
--------------------------------------------------------------------------
Total                                     $4,272    $  (745)    $ 8,001
--------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the income tax provision as computed at the statutory U.S. income tax rate and the income tax provision presented in the consolidated financial statements is as follows:

(Thousands of dollars)                               2000      1999      1998
------------------------------------------------------------------------------
Tax provision computed at statutory rate            $3,935    $ (704)   $7,570
Tax effect of:
    Expenses for which no benefit was realized         353       158       206
    Other, net                                         (16)     (199)      225
------------------------------------------------------------------------------
Provision for income taxes                          $4,272    $ (745)   $8,001
------------------------------------------------------------------------------

    Cash payments for income taxes totaled $597,000, $2,164,000 and $9,615,000 for 2000, 1999 and 1998, respectively.
    For income tax reporting purposes at December 31, 2000, the Company has foreign tax credit carryforwards totaling $253,000 which expire in 2003 and a net operating loss carry forward of $6,967,000 which expires in 2018.

(3) INVENTORIES
Inventories used in determining cost of sales were as follows:

(Thousands of dollars)                                        2000     1999
------------------------------------------------------------------------------
Finished goods                                              $ 6,191   $ 3,193
Work in process                                               2,624     8,285
Raw materials                                                26,331    21,283
------------------------------------------------------------------------------
    Total                                                   $35,146   $32,761
------------------------------------------------------------------------------

    Inventories accounted for on a LIFO basis were $23,893,000 and $22,036,000 and on a FIFO basis were $11,253,000 and $10,725,000 at December 31, 2000 and 1999, respectively. Had the FIFO method been used in determining all inventory values, inventories would have been $19,449,000 and $20,419,000 higher at December 31, 2000 and 1999, respectively.
    During 2000 and 1999, LIFO inventories were reduced in certain LIFO pools and these reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs in prior years. The impact of these reductions did not have a material effect on net income for 2000, but decreased the net loss in 1999 by approximately $283,000, net of taxes ($0.04 per diluted share).

(4) DEBT OBLIGATIONS
The Company's short-term debt obligations at December 31, 2000 and 1999 consist of the following:

(Thousands of dollars)                                                         2000      1999
------------------------------------------------------------------------------------------------
Bank Facility (discussed below), interest at bank's borrowing rate
plus applicable margin, (6.41% at December 31, 2000), unsecured               $ 4,550   $    -

Revolving line of credit with a domestic bank, interest
at LIBOR plus 1.00%, (7.82%, at December 31, 2000)
unsecured (discussed below)                                                     3,240        -

Discretionary line of credit with a domestic
bank, payable daily, floating interest rate
agreed to by Company and bank, renewable
annually, unsecured                                                                -      5,200
------------------------------------------------------------------------------------------------
    Total                                                                     $ 7,790   $ 5,200
------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    The Company completed an agreement in the first quarter of 2000 with a domestic bank (the "Bank Facility") for a $25.0 million credit facility that includes a committed line of credit of up to $20.0 million of borrowings outstanding at any one time expiring September 1, 2002, along with an additional $5.0 million demand facility. Borrowings under the Bank Facility bear interest, at the Company's option, at either (i) the prime rate or (ii) the London Interbank Offered Rate ("LIBOR") plus an applicable margin, depending on certain ratios as defined in the agreement. The amount noted in the table above is comprised of borrowings under the demand facility. As of December 31, 2000, the entire $20.0 million committed portion of the line of credit was available for borrowings under the terms of the Bank Facility.
    In September 2000, the Company completed an agreement with a domestic bank for a revolving line of credit that provides for up to $5.0 million of borrowings outstanding at any one time, at the bank's discretion, expiring September 22, 2001. Borrowings under this revolving line of credit bear interest at LIBOR + 1.00% per annum.


The Company's long-term notes payable at December 31, 2000 and 1999 consist of the following:

(Thousands of dollars, except payment amounts)                                          2000       1999
-------------------------------------------------------------------------------------------------------------
Notes payable to individuals, interest ranging from 6.50%
    to 6.65%, due in quarterly installments ranging from
    $9,000 to $55,000 with balloon payments at maturity
    ranging from $996,000 to $2,162,000 maturing
    August 2000 to July 2002, unsecured                                                $ 5,281    $ 5,756
Notes payable to individuals, stated interest rate of 0%
    with an imputed interest rate of 6.50%, due in annual
    installments totaling $167,000, maturing August 2000,
    unsecured                                                                                -        167
Notes payable to banks denominated in French francs,
    interest ranging from 3.58% to 4.9%,  due in quarterly
    installments ranging from $7,000 to $40,853
    secured by certain assets                                                            1,111      1,662
Note payable to bank denominated in Euros, discussed below                               2,460      4,268
Less-current maturities of long-term notes payable                                      (1,809)    (2,750)
-------------------------------------------------------------------------------------------------------------
Total                                                                                  $ 7,043    $ 9,103
-------------------------------------------------------------------------------------------------------------

   In January 1999, the Company refinanced $6,000,000 of its short-term discretionary line of credit into a long-term note denominated in Euros, with interest equal to the current Euro currency borrowing rate (4.88% at December 31, 2000) plus 1.75% per annum. This unsecured note is payable in sixteen quarterly installments of Euros (approximately US $326,000) plus interest beginning in March 1999 and maturing on the last business day of December, 2002. The Company has designated this note as a hedge against its investment in its French operations.
   Under the terms of certain notes payable, invested funds in the amount of $5,281,000 at December 31, 2000 are restricted for the payment of these notes.

Related party notes payable included in long-term notes payable at December 31, 2000 and 1999 consist of the following:

(Thousands of dollars)                                                                  2000       1999
-------------------------------------------------------------------------------------------------------------
Note payable to current employee, interest at 6.50% with
    principal and interest payable quarterly                                           $    -     $   135
Note payable to current employee, stated interest rate of 0%
    with an imputed interest rate of 6.50%, with principal and
    interest payable annually                                                               -          83
Less current maturities of long-term, related party notes payable                           -        (218)
-------------------------------------------------------------------------------------------------------------
Total                                                                                  $    -     $     -
-------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Principal payments of long-term notes payable as of December 31, 2000 are as follows:

(Thousands of dollars)
---------------------------------------------------------------
Year ending December 31,
    2001                                               $1,809
    2002                                                6,657
    2003                                                  207
    2004                                                  179
    2005                                                   -
---------------------------------------------------------------
  Total                                                $8,852
---------------------------------------------------------------

   Cash payments for interest totaled $1,347,000, $1,279,000 and $347,000 in 2000, 1999 and 1998, respectively.

(5) STOCK OPTION PLANS
    The Company has stock option plans currently in effect that provide for the granting of options to outside directors and key employees to purchase an aggregate of not more than 1,050,000 shares of the Company's common stock at fair market value on the date of grant. One third to one fourth of granted options generally become exercisable after one year and each year thereafter. The options may not be exercised after ten years from the date of grant. Outstanding options may be canceled and reissued under terms specified in the plans.
    In May 2000, the shareholders of the Company approved the Incentive
Stock Compensation Plan 2000 (the "2000 Plan") to replace the Company's 1990 Stock Option Plan (the "1990 Plan") which terminated in August 2000. The 2000 Plan provides for the granting of cash or various stock-based compensation awards to key employees and directors of the Company. Subject to certain adjustments as outlined in the Plan, grants or options to purchase up to 900,000 shares of the Company's common stock may be awarded under the 2000 Plan. The 1990 Plan will remain in effect until all awards granted under this plan have been satisfied or expire.

The following table summarizes activity under the Company's stock option plans:

                                             2000        1999        1998
----------------------------------------------------------------------------
Options outstanding, beginning of year      916,793     745,510     671,766
Granted (per share)
 1998 ($21.750 to $35.250)                                          164,726
 1999 ($14.000 to $18.125)                              230,833
 2000 ($14.625 to $18.250)                  139,175
Exercised (per share)
 1998 ($15.875 to $30.00)                                           (83,795)
 1999 ($15.875)                                          (3,250)
 2000 ($15.875)                              (1,500)
Forfeited (per share)
 1998 ($15.875 to $38.00)                                            (7,187)
 1999 ($15.875 to $38.00)                               (56,300)
 2000 ($14.00 to $38.00)                    (56,615)
----------------------------------------------------------------------------
Options outstanding, end of year            997,853     916,793     745,510
----------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 2000:

                Options Outstanding                      Options Exercisable
-------------------------------------------------------------------------------
                                Wtd. Avg.
   Range of        Number       Remaining    Wtd. Avg.     Number     Wtd. Avg.
   Exercise      Outstanding   Contractual   Exercise   Exercisable   Exercise
    Prices       at 12/31/00      Life         Price    at 12/31/00     Price
-------------------------------------------------------------------------------
$14.000-$18.625    510,679      7.3 years     $15.98      259,467      $16.39
$19.000-$21.750    345,138      6.0 years     $21.20      284,013      $21.08
$22.750-$33.375     56,938      6.3 years     $28.59       55,023      $28.54
$35.250-$39.875     85,098      6.8 years     $37.76       66,073      $37.67
-------------------------------------------------------------------------------
$14.000-$39.875    997,853      6.7 years     $20.36      664,576      $21.52
-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    The Company accounts for its stock option plans under APB Opinion No. 25 under which no compensation cost has been recognized. Had compensation cost for these plans been accounted for consistent with SFAS 123, "Accounting for Stock-Based Compensation", the Company's net earnings and earnings per share would have been reduced to the following pro forma amounts, (in thousands except per share data):

                                                    2000      1999       1998
--------------------------------------------------------------------------------
Net earnings (loss)                 As reported    $6,970    $(1,268)   $13,626
                                    Pro forma      $6,230    $(2,007)   $12,994

Basic earnings (loss) per share     As reported    $ 1.11    $ (0.20)   $  2.11
                                    Pro forma      $ 1.00    $ (0.31)   $  2.01

Diluted earnings (loss) per share   As reported    $ 1.11    $ (0.20)   $  2.08
                                    Pro forma      $ 0.99    $ (0.31)   $  1.98
--------------------------------------------------------------------------------

    The effects of applying SFAS 123 to the pro forma disclosure amounts may not be indicative of future amounts. SFAS 123 does not apply to options awarded prior to 1995, and additional awards in future years are anticipated. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

              Expected dividend yield                 4.00% - 4.90%
              Expected stock price volatility       34.81% - 35.55%
              Risk free interest rate                 5.60% - 6.92%
              Expected life of options                     10 years

    Options granted during 2000 had a weighted average fair value of $5.01 per option and a weighted average exercise price of $16.69 per option. At
December 31, 2000, 901,300 options authorized remained available to be granted.

(6) STOCK REPURCHASE PLAN
    The Company has a stock repurchase plan under which the Company has been authorized to spend up to $17,100,000 for purchases of its common stock. The Company repurchased 110,314 shares at an aggregate cost of $2,009,000 in 2000, 259,800 shares at an aggregate cost of $4,072,000 in 1999 and 199,726 shares at an aggregate cost of $5,554,000 in 1998. Repurchased shares are added to treasury stock and are available for general corporate purposes including the funding of the Company's stock option plans. Authorizations of approximately $152,000 remained at December 31, 2000.

(7) CAPITAL STOCK
    The Board of Directors adopted a "Shareholder Rights Plan" (the "Plan") designed to protect against un-solicited attempts to acquire control of the Company that the Board believes are not in the best interest of the shareholders. The Plan provides for the possible issuance of a dividend of one common stock purchase right for each outstanding share of common stock. Under certain conditions, each right may be exercised to purchase one share of common stock at an exercise price of $75, subject to adjustment. Under certain circumstances, the rights entitle holders to purchase the common stock of the Company or an acquiring company having a value of twice the exercise price of the rights. The rights would become exercisable, or transferable apart from the common stock, ten days after a person or group acquired 20% or more, or announced or made a tender offer for 30% or more, of the outstanding common stock. Under certain circumstances, all rights owned by an acquiring person would be null and void. The rights expire on May 31, 2006, and may be redeemed by the Company at any time prior to the occurrence of certain events at $.05 per right.
    The Company is also authorized to issue 2,000,000 shares of preferred stock, the terms and conditions to be determined by the Board of Directors in creating any particular series.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(8) RETIREMENT BENEFITS
    The Company has noncontributory pension plans covering substantially all employees. The benefits provided by these plans are measured by length of service, compensation and other factors, and are currently funded by trusts established under the plans. Funding of retirement costs for these plans complies with the minimum funding requirements specified by the Employee Retirement Income Security Act, as amended. Plan investment assets are invested primarily in equity securities, United States government securities and cash equivalents.

    The following tables illustrate the change in benefit obligation, change in plan assets and funded status of the pension plans:

(Thousands of dollars)                                       2000        1999         1998
-----------------------------------------------------------------------------------------------------
Change in projected benefit obligation:
    Projected benefit obligation, beginning of year         $113,060    $118,045     $108,266
    Service cost                                               2,942       3,772        3,391
    Interest cost                                              8,071       7,733        7,430
    Amendments                                                 1,252           -            -
    Actuarial (gain) loss                                        227     (10,481)       4,541
    Benefits paid                                             (6,229)     (6,009)      (5,583)
----------------------------------------------------------------------------------------------
Projected benefit obligation, end of year                   $119,323    $113,060     $118,045
----------------------------------------------------------------------------------------------
Change in plan assets:
    Fair value of plan assets, beginning of year            $181,438    $179,426     $156,421
    Actual return on plan assets                              13,312       8,021       28,588
    Benefits paid                                             (6,229)     (6,009)      (5,583)
----------------------------------------------------------------------------------------------
Fair value of plan assets, end of year                      $188,521    $181,438     $179,426
----------------------------------------------------------------------------------------------
Funded status:
    Excess of fair value of plan assets over projected
    benefit obligation                                      $ 69,198    $ 68,378     $ 61,381
    Unrecognized net actuarial gain                          (20,670)    (24,152)     (21,735)
    Unrecognized prior service cost                            2,088         929          945
    Unrecognized net transition asset                         (7,124)     (8,050)      (8,977)
----------------------------------------------------------------------------------------------
Prepaid pension costs                                       $ 43,492    $ 37,105     $ 31,614
----------------------------------------------------------------------------------------------
Components of net periodic pension cost (income):
    Service cost                                            $  2,942    $  3,772     $  3,391
    Interest cost                                              8,071       7,733        7,430
    Expected return on plan assets                           (16,005)    (15,845)     (13,796)
    Amortization of unrecognized (gain) loss                  (1,395)     (1,151)        (950)
----------------------------------------------------------------------------------------------
Net periodic pension cost (income)                          $ (6,387)   $ (5,491)    $ (3,925)
----------------------------------------------------------------------------------------------
Weighted-average assumptions at year end:
    Discount rate                                               7.25%        7.5%        6.75%
    Expected return on plan assets                               9.0%        9.0%         9.0%
    Rate of compensation increase                                5.0%        5.0%         5.0%
--------------------------------------------------------------------------------------------------

    The Company also has defined contribution retirement plans covering substantially all of its employees. The Company makes contributions of 75% of employee contributions up to a maximum employee contribution of 6% of employee earnings. Employees may contribute up to an additional 6% (in 1% increments) which is not subject to match by the Company. All obligations of the Company are funded through December 31, 2000. The Company's expense for these plans totaled $1,715,000, $1,817,000 and $1,994,000 in 2000, 1999 and 1998, respectively.
    The Company sponsors two defined benefit postretirement plans that cover both salaried and hourly employees. One plan provides medical benefits, and the other plan provides life insurance benefits. Both plans are contributory, with retiree contributions adjusted periodically. Under SFAS 106 "Employers' Accounting for Post Retirement Benefits Other than Pensions," the Company accrues the estimated costs of the plans over the employee's service periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    The following tables illustrate the change in benefit obligation, change in plan assets and funded status of the postretirement plans:

(Thousands of dollars)                                         2000        1999        1998
-----------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
    Retirees                                                  $ 5,748     $ 5,921     $ 7,295
    Fully eligible active plan participants                     1,073       1,351       1,647
    Other active plan participants not yet eligible             2,722       2,777       3,522
-----------------------------------------------------------------------------------------------
Total accumulated postretirement benefit obligation           $ 9,543     $10,049     $12,464
-----------------------------------------------------------------------------------------------
Change in accumulated postretirement benefit obligation:
    Accumulated postretirement benefit obligation,
        beginning of year                                     $10,049     $12,464     $11,320
    Service cost                                                  159         214         247
    Interest cost                                                 677         701         817
    Participant contributions                                   1,069       1,067         859
    Actuarial (gain) loss                                        (432)     (2,436)      1,472
    Benefits paid                                              (1,979)     (1,961)     (2,251)
-----------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation,
    end of year                                               $ 9,543     $10,049     $12,464
-----------------------------------------------------------------------------------------------
Fair value of plan assets                                     $   -       $   -       $   -
-----------------------------------------------------------------------------------------------
Funded status:
    Excess of total accumulated postretirement
        benefit obligation over fair value of plan assets     $ 9,543     $10,049     $12,464
    Unrecognized net actuarial (gain) loss                      1,429       1,067      (1,083)
-----------------------------------------------------------------------------------------------
Accrued postretirement benefit cost                           $10,972     $11,116     $11,381
-----------------------------------------------------------------------------------------------
Components of net periodic postretirement benefit cost:
    Service cost                                              $   159     $   214     $   247
    Interest cost                                                 677         701         817
    Amortization of net actuarial gain                            (71)          -           -
-----------------------------------------------------------------------------------------------
Net periodic postretirement benefits cost                     $   765     $   915     $ 1,064
-----------------------------------------------------------------------------------------------
Weighted average assumptions at year end:
    Discount rate                                                7.25%       7.50%       6.75%
-----------------------------------------------------------------------------------------------

    The Company's postretirement health care plan is unfunded. For measurement purposes, the submitted claims medical trend was assumed to be 9.25% in 1997. Thereafter, the Company's obligation is fixed at the amount of the Company's contribution for 1997.

(9) COMMITMENTS AND CONTINGENCIES
    LEGAL PROCEEDINGS: A class action complaint was filed in the United States District Court for the Eastern District of Texas on March 7, 1997 by an employee and a former employee which alleged race discrimination in employment. Certification hearings were conducted in Beaumont, Texas in February of 1998 and in Lufkin, Texas in August of 1998. The District Court in April of 1999 issued a decision that certified a class for this case, which includes all persons of a certain minority employed by the Company from March 6, 1994 to the present. The Company appealed this class certification decision by the District Court to the 5th Circuit United States Court of Appeals in New Orleans, Louisiana. This appeal was denied on June 23, 1999.
    The Company is defending this action vigorously. Furthermore, the Company believes that the facts and the law in this action support its position and is confident that it will prevail if this case is tried on the merits.
    There are various other claims and legal proceedings arising in the ordinary course of business pending against or involving the Company wherein monetary damages are sought. It is management's opinion that the Company's liability, if any, under such claims or proceedings would not materially affect its financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(10) BUSINESS SEGMENT INFORMATION
     The Company operates with four business segments -- oil field, power transmission, foundry and trailer. In keeping with the Company's strategic objective of vertical integration, the Company's foundry segment also provides its oil field and power transmission segments with commercial castings. The four operating segments are supported by a common corporate group. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Corporate segment and product group information:

(Thousands of dollars)                                 2000           1999            1998
-----------------------------------------------------------------------------------------------
SALES:
    Oil field                                        $ 95,047        $ 45,611        $ 58,656
    Power transmission                                 62,923          71,475          73,603
    Foundry                                            23,050          23,577          31,184
    Trailer                                            73,583         105,337         124,089
-----------------------------------------------------------------------------------------------
Total sales                                          $254,603        $246,000        $287,532
-----------------------------------------------------------------------------------------------
SALES BY GEOGRAPHIC REGION:
    United States                                    $194,221        $204,199        $246,079
    Europe                                             10,642          15,742           7,042
    Canada                                             12,664           6,421          10,994
    Latin America                                      26,476           7,589          11,198
    Other                                              10,600          12,049          12,219
-----------------------------------------------------------------------------------------------
Total sales                                          $254,603        $246,000        $287,532
-----------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES:
    Oil field                                        $ 10,030        $ (4,855)       $  2,467
    Power transmission                                  1,171          (1,388)          7,105
    Foundry                                             1,151          (1,606)          1,072
    Trailer                                              (610)          6,543           9,764
    Corporate                                            (500)           (707)          1,219
-----------------------------------------------------------------------------------------------
Total earnings (loss) before income taxes            $ 11,242        $ (2,013)       $ 21,627
-----------------------------------------------------------------------------------------------
ASSETS:
    Oil field                                        $ 73,349        $ 55,960        $ 51,318
    Power transmission                                 57,957          57,977          70,950
    Foundry                                            27,407          22,751          24,958
    Trailer                                            22,096          23,608          31,108
    Corporate                                          54,636          61,070          64,461
-----------------------------------------------------------------------------------------------
Total assets                                         $235,445        $221,366        $242,795
-----------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES:
    Oil field                                        $  3,846        $  3,836        $  5,485
    Power transmission                                  1,004             963           2,368
    Foundry                                               767           1,352           4,657
    Trailer                                               471             682             755
    Corporate                                             137             339           5,214
-----------------------------------------------------------------------------------------------
Total capital expenditures                           $  6,225        $  7,172          18,479
-----------------------------------------------------------------------------------------------
DEPRECIATION/AMORTIZATION:
    Oil field                                        $  2,595        $  2,263        $  2,140
    Power transmission                                  4,447           4,681           4,014
    Foundry                                             1,459           1,355           1,213
    Trailer                                               759             809             823
    Corporate                                           1,635           1,638           1,023
-----------------------------------------------------------------------------------------------
Total depreciation/amortization                      $ 10,895        $ 10,746        $  9,213
-----------------------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Lufkin Industries, Inc.:

    We have audited the accompanying consolidated balance sheets of Lufkin Industries, Inc. (a Texas corporation) and subsidiaries (collectively, the Company) as of December 31, 2000 and 1999, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lufkin Industries, Inc., and subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Andersen LLP
--------------------------
    Arthur Andersen LLP


Houston, Texas
February 9, 2001