Form 10-K405, Exhibit 13
period 2001-12-31
LUFKIN INDUSTRIES INC
filed 2002-03-27
CIK 60849

                                                                      EXHIBIT 13


LUFKIN INDUSTRIES, INC.                 2001 ANNUAL REPORT


                                           L U F K I N

                               CORPORATE PROFILE

  The Company sells oil field pumping units, power transmission products, foundry castings and highway trailers throughout the world. The Company has vertically integrated all vital technologies required to design, manufacture and market its products. Lufkin's common stock is traded on the Nasdaq Stock Market (National Market) under the symbol LUFK.



                            NOTICE OF ANNUAL MEETING

  The Annual Meeting of Shareholders of Lufkin Industries, Inc. will be held at the Museum of East Texas, 503 North Second Street, Lufkin, Texas on May 1, 2002, at 9:00 a.m. local time.

                              FINANCIAL HIGHLIGHTS

                                                           DECEMBER 31,
                                                       --------------------
(Thousands of dollars, except per share amounts)          2001       2000
---------------------------------------------------------------------------
Sales                                                   $278,907   $254,603
---------------------------------------------------------------------------
Operating expenses                                       245,903    242,473
---------------------------------------------------------------------------
Earnings before income taxes                              32,300     11,242
---------------------------------------------------------------------------
Net earnings                                              19,542      6,970
---------------------------------------------------------------------------
Earnings per share:
  Basic                                                    $3.12      $1.11
  Diluted                                                  $3.03      $1.11
---------------------------------------------------------------------------
Cash dividends per share                                   $0.72      $0.72
---------------------------------------------------------------------------
Total assets                                             246,069    233,582
---------------------------------------------------------------------------
Working capital                                           60,533     43,338
---------------------------------------------------------------------------
Long-term notes payable, net of current portion              339      7,043
---------------------------------------------------------------------------
Shareholders' equity                                     170,999    152,651
---------------------------------------------------------------------------

To Our Shareholders:

February 2002 ushered in Lufkin Industries' second century of operation. This milestone capped the Company's excellent performance in 2001, a year in which Lufkin achieved its strongest financial performance in fifteen years. Lufkin's leadership position in its energy segment demonstrated the Company's earnings potential when oil and gas development is expanding. The past year also demonstrated the positives and negatives of diversification. The strong demand for oil field products more than offset the recession in the industrial and transportation markets. Our past efforts to broaden products and services in our Oil Field Division, together with improvements in our production capabilities in this division were rewarded during 2001. The ability to shift production capacity to areas of demand enabled the Company to capitalize on openings in the market and capture market share expanded. Recent expansions in the aftermarket segments of existing businesses also contributed to our improved financial performance in 2001.

I am pleased to report that for the year ended December 31, 2001, Lufkin Industries earned $19.5 million, or $3.03 per diluted share. This compares with earnings of $7.0 million, or $1.11 per diluted share, in 2000. Sales for the year 2001 increased 9.5% to $278.9 million compared with sales of $254.6 million in 2000. Oil field products showed the most significant increase with revenues up 54.3% to $182.3 million from $118.1 million in 2000.

We ended 2001 with a very sound balance sheet and our cash generation from operations was particularly strong in 2001. During 2001, the Company paid down debt by $9.5 million, paid dividends of $4.5 million and invested $7.9 million in capital projects. Lufkin ended the year with $18.1 million in cash or cash equivalents, an increase of $16.1 million from the December 31, 2000, level of $2.0 million. Debt, net of escrowed funds, as of the end of 2001 was $1.1 million compared with $10.7 million at the end of 2000. For the year 2001, earnings before interest, taxes, depreciation and amortization (EBITDA) was $44.5 million ($6.93 per diluted share), or 16% of revenues, compared with EBITDA for 2000 of $23.6 million ($3.75 per diluted share), or 9% of revenues. For 2001, Lufkin generated $34.8 million in cash flow from operations compared with $14.1 million in 2000.

Lufkin's backlog at December 31, 2001, increased to $64.4 million from $61.1 million at September 30, 2001, and $63.6 million at December 31, 2000. Power Transmission's backlog grew to $31.5 million compared with $30.3 million at the third quarter of 2001 and $20.8 million at December 31, 2000. Trailer products' backlog increased to $13.5 million, up from $4.8 million at the third quarter of 2001 and $9.5 million at December 31, 2000. Oil Field's backlog decreased to $19.4 million from $26.0 million at the end of the third quarter of 2001 and $33.3 million at the end of 2000.

Oil Field

Beginning with this annual report, results of our Foundry operation have been consolidated into the Oil Field Division. This reflects the fact that, in recent years, over 50% of the Foundry's output was produced for the Oil Field Division. Demand for iron castings for the machine tool, material handling and other markets has continued to languish for our Foundry. While we will continue to pursue external opportunities to fully use capacity, overall utilization will likely be at lower levels than that of early 2001.

The energy market outlook is significantly changed today from what it was a year ago, with oil prices down on average by 35% to 40% in early 2002. In our segment of the market, activity was down over 35% at the end of 2001 in the United States and by over 40% in Canada. Most major projects in the United States are continuing, and our long-term alliances and relationships with large producers are serving us well. Our international markets are steady, with the notable exception of Argentina. This has historically been a good market for our products, but the currency issues, payment terms and underlying economic struggle create uncertainty for 2002. Our exposure to Argentina is very small, and we are watching this market very closely. During 2001, we expanded our international presence in the Middle East by establishing an office in Cairo, Egypt with field service operations with a major domestic oil company and an Egyptian company.

While demand for oil field pumping units softened in 2002, demand for our automation products continues to grow. Automation sales are expected to be up in 2002 as oil producers concentrate on cost savings and more effective reservoir management. The strategies of increasing our presence in the service sector and providing new automation products served us well in 2001. Our strength in this sector positions the Oil Field Division to weather this cyclical downturn in the drilling and completion activity.

Power Transmission

Our power transmission products serve the gear needs of the industrial markets as well as the oil and gas business. Backlog at the end of 2001 was at a 30-month high. This should favorably impact revenues during the second quarter of 2002. The demand for oil and gas projects that utilize Lufkin gears continues to grow. We see strength in this sector through at least the first half of 2002. We are also seeing a rebound in the refining and petrochemical markets in the first quarter of 2002. The growing demand for gas is fueling construction of LNG plants, which will require large, high-speed gears. In addition, demand for gears is increasing in such industrial applications as sugar, aluminum and rubber mills, served by our gear products, as companies begin to reinvest after a long period of deferring both maintenance and investments in capital equipment.

We have seen some consolidation in the custom-engineered gear business during the past few years. This has improved the outlook by reducing some of the excess capacity. However, the benefits have been partially offset by the strength of the dollar, which places U.S. manufacturers at a disadvantage relative to European and Asian competitors. Lufkin France, our 1998 acquisition, has enabled Lufkin to better compete in Europe with respect to currency.

Based on national economic projections, we expect U.S. manufacturing and industrial capital spending to rebound in the second half of 2002. This should correspondingly increase the demand for our products. In addition, our Gear Repair and Service operations continue to be strong performers, both domestically and internationally. We expect to expand Lufkin's presence in the aftermarket in 2002.

Trailer

The uncertainty surrounding the United States economy causes us to expect continued weakness in our Trailer Division for 2002. However, our backlog has begun to grow and activity has increased in our manufacturing operations, but we do not expect to see real demand pick up until late this year. While we have seen downsizing and consolidation in the industry, Lufkin has maintained its core organization and its service centers. We have used this difficult period to develop a new dump trailer and restructure our sales and distribution relationships. We believe that our long-standing reputation for quality, our financial strength and our regional locations position us well for the future.

Summary

As we celebrate Lufkin's 100th anniversary, the business conditions we confront are indeed some of the most challenging in our history. The uncertainties of the energy markets are coupled with the uncertainty of the world economy. The terror of September 11, 2001, has introduced additional concerns. Lufkin Industries is fortunate to have talented, hardworking employees, solid financial resources, coupled with industry leading products and services. We will continue to pursue strategic opportunities, improve our competitive position and stay prepared for any contingency.

Two of our board members are retiring in May 2002. Mr. L.R. Jalenak, Jr. has served with the board for eleven years and we are indebted to him for his contributions including chairing the audit committee. Mr. W.W. Trout, Jr. has been associated with Lufkin Industries his entire life. The Trout family has provided leadership for the company since 1905. We thank both Mr. Jalenak and Mr. Trout for their years of service to Lufkin Industries.




Sincerely,


Douglas V. Smith
President and Chief Executive Officer

LUFKIN AT A GLANCE


     OIL FIELD PRODUCTS AND SERVICE

     Lufkin is recognized as a world leader in the manufacturing, installation and service of artificial lift oil field equipment and services. Its network of domestic and international manufacturing and services facilities enables the Company to provide prompt responses with engineered solutions to the demanding requirement of global oil markets. The Company's primary products include conventional, Mark II, mobile, low profile and air-balanced beam-pumping units; its beam-type pumping unit is recognized as the industry standard. The Company's focused expansion into auxiliary products and service has expanded its capability to be a full service provider of oil field equipment and services. Its automation technology equipment and services continue to provide its customers with cost savings in operating and maintaining its artificial lift equipment as well as extending the effectiveness of its primary assets--the oil reservoirs. The Lufkin Foundry represents a vertical integration resource as part of the Company's Oilfield Division. Additionally, it has its own solid base of commercial customers for engineered grey and ductile iron castings.


     POWER TRANSMISSION PRODUCTS AND SERVICE

     Lufkin is one of the leading manufacturers of mechanical power transmission equipment, used in a wide variety of industrial applications worldwide. Markets for the Company's products include: oil and gas production, transmission and processing; power generation; tire and rubber production; metals processing; marine propulsion and sugar processing. The Company's precision gears are primarily parallel shaft and enclosed gear drives engineered to meet specific performance requirements. Lufkin also provides full life-cycle gear product support with service, installation, maintenance, repair and up rating in the aftermarket.


     TRAILER PRODUCTS AND SERVICE

     Lufkin produces many different sizes and styles of vans; platforms; and high capacity, lightweight dump trailers primarily for the North American transportation market. The Company's trailers are known for their quality construction, reliability, innovation of design and competitive price. Lufkin's expertise in designing and building high quality new products has enabled the Company to expand the market for its trailers and has provided additional growth opportunities.

OILFIELD PRODUCTS

OIL FIELD

                                          Lufkin's oil field product and service
                                          offerings comprise three areas:
                                          capital goods, which are mainly new
                                          pumping units, used pumping units,
                                          parts or other packaged artificial
                                          lift equipment; service, which
                                          includes installation, repair and
                                          maintenance of existing oil field
                                          equipment; and automation, which
                                          consists of manufactured computer
                                          control equipment and analytical
                                          services for artificial lift wells.

                                          Lufkin's Oil Field Division has a
                                          significant global presence with
                                          manufacturing facilities on four
                                          continents and in eight countries.  In
                                          an effort to leverage the Company's
                                          vertical integration structure, Lufkin
                                          established oil field pumping unit
                                          manufacturing capabilities in its
                                          French Power Transmission gear
                                          manufacturing facility in keeping with
                                          its objective to better respond to
                                          international market opportunities.
                                          Known for its strong capabilities in
                                          the mix of larger pumping unit sizes
                                          in oil lift applications, Lufkin
                                          reinforced its full range artificial
                                          lift product offerings by placing
                                          units in the application of pumping
                                          water from natural gas wells.  Plus,
                                          through a reengineering effort, Lufkin
                                          revitalized its Churchill product line
                                          in the application of pumping water
                                          from coal bed methane projects.
                                          Lufkin has expanded its network of
                                          service centers in the United States
                                          to 14, and added capabilities in
                                          Canada, Indonesia and Egypt.  It has
                                          expanded its automation manufacturing
                                          to two locations in Texas (Houston and
                                          Midland) with service presence in
                                          Canada, Oklahoma City and Bakersfield.
                                          Additionally, Lufkin has sales
                                          representation affiliations in 15
                                          countries.  Lufkin has expanded the
                                          scope of its sales and service
                                          offerings to include one off specific
                                          application sales of new and used
                                          equipment and service to full turn key
                                          sales and service contracts to include
                                          full range packages of artificial lift
                                          equipment, installation, service and
                                          automation applications.

POWER TRANSMISSION

                                          The strengthening backlog in Lufkin's
                                          Power Transmission Division reflects
                                          increased capital spending in several
                                          sectors served by this division.  Oil
                                          and gas development projects in the
                                          deep-water Gulf of Mexico and West
                                          Africa fueled demand for high-speed
                                          gear units used in gas compression
                                          applications.  New environmental
                                          legislation aimed at lowering sulfur
                                          levels in gasoline and diesel fuels
                                          also spurred demand for gear units
                                          used in refinery applications.  We
                                          expect both of these sectors to
                                          continue to generate strong product
                                          demand in 2002.  While general
                                          industrial demand was low during most
                                          of 2001, there was an increased demand
                                          registered during the fourth quarter
                                          that reflected a return to capital
                                          spending in tire and rubber and metal
                                          working sectors that had been dormant
                                          for several years.

                                          Lufkin, recognized as an industry
                                          leader in both gear engineering and
                                          manufacturing, strengthened its global
                                          market presence as a result of the
                                          consolidation and discontinuation of
                                          several domestic and international
                                          competitors.  During 2001, Lufkin
                                          realized a significant contribution
                                          from its French operation and its gear
                                          repair and service operations. Lufkin
                                          operates sales offices in 11 states
                                          and in four countries (United States,
                                          Canada, France and Japan). To
                                          capitalize on aftermarket service and
                                          repair opportunities, Lufkin employs a
                                          network of service representatives
                                          operating from 14 states in the United
                                          States and Canada, as well as service
                                          and repair representatives in the
                                          United Kingdom and Western Europe,
                                          which are supported from the Company's
                                          manufacturing center in France.

                                          Lufkin has manufacturing and repair
                                          facilities on two continents (North
                                          America and Europe).   Likewise, it
                                          maintains major engineering resources
                                          at each of these locations, as well as
                                          a highly experienced engineering-
                                          orientated sales force capable of
                                          providing a full range of engineered
                                          solutions to its customers.

                                          Industry-leading metallurgical
                                          expertise, coupled with extensive
                                          product testing facilities and an
                                          excellent quality assurance
                                          organization, round out the technical
                                          support organization.  Lufkin's cycle
                                          times are the shortest in the industry
                                          and have proven to offer a powerful
                                          competitive advantage in markets in
                                          which customers value speed of
                                          delivery.  This package of
                                          capabilities enables Lufkin to operate
                                          as a technically differentiated
                                          supplier of solutions in the high
                                          value-added sector of the gear
                                          industry.  As a result of the value
                                          that our customers assign to our
                                          products and services, we operate a
                                          number of partnering agreements with
                                          major customers that add value to both
                                          our customers and ourselves.
TRAILER
                                          In spite of severely depressed trailer
                                          markets and a consolidation of
                                          manufacturers in this industry, Lufkin
                                          has been able to flex its cost
                                          structure, expand its dealer presence
                                          and gain market position.  Through the
                                          Company's vertical integration and the
                                          strength of its balance sheet, Lufkin
                                          has positioned itself for recovery and
                                          gain as the markets improve by
                                          retaining key industry experienced
                                          personnel, managing both its new and
                                          used trailer inventories for burden-
                                          free quick response and by adding no
                                          new debt. Lufkin has maintained its
                                          network of six trailer service centers
                                          in Texas, Arkansas, Louisiana and
                                          Tennessee. It has expanded its network
                                          of full service dealers to 26 in 19
                                          states and in three countries (United
                                          States, Canada and Mexico).

                                          Through its engineering strength,
                                          Lufkin continued to add new trailers
                                          to its diverse product and service
                                          offerings by introducing a bottom dump
                                          trailer, an extendable drop frame unit
                                          and a double drop flatbed trailer.
                                          The Company continued to meet customer
                                          needs by offering varying sizes and
                                          styles of vans, platforms and high
                                          capacity and light-weight dump
                                          trailers.

                                          Lufkin is recognized as a strong
                                          entity in its regional market of the
                                          South Central United States.  In its
                                          63 years of trailer business,
                                          Lufkin is known for manufacturing a
                                          well-engineered trailer that is of the
                                          highest quality that will perform and
                                          last through the demands of rugged
                                          use.  As the economists predict an end
                                          to the recession, with continued low
                                          interest rates and with moderate fuel
                                          costs, Lufkin is positioned for a
                                          strong recovery in this market.

                                FINANCIAL REVIEW


COMMON STOCK INFORMATION

                    2001                           2000
--------------------------------------------------------------------------------
                 STOCK PRICE                   STOCK PRICE
              -----------------             -----------------
QUARTER        HIGH       LOW     DIVIDEND   HIGH       LOW     DIVIDEND
--------      -------   -------   --------  -------   -------   --------
First         $22.500   $16.188    $.18     $17.063   $13.750     $.18
Second         31.480    18.375     .18      20.000    14.000      .18
Third          29.500    20.250     .18      21.875    15.688      .18
Fourth         27.250    22.750     .18      22.500    13.750      .18

  The Company's common stock is traded on the Nasdaq Stock Market (National Market) under the symbol LUFK and as of March 1, 2002, there were approximately 620 record holders of its common stock.

  The Company has paid cash dividends for 62 consecutive years. Total dividend payments were $4,481,000 and $4,549,000 in 2001 and 2000, respectively.

Quarterly Financial Data (Unaudited)

In millions, except              First    Second     Third    Fourth
per share data                  Quarter   Quarter   Quarter   Quarter
---------------------------------------------------------------------
2001
Net sales                         $63.5     $73.2     $75.6     $66.6
Gross profit                       14.7      18.3      19.0      16.0
Net earnings                        3.0       5.3       6.6       4.6
Basic earnings per share            .49       .85      1.04       .72
Diluted earnings per share          .49       .83      1.01       .70

2000
Net sales                         $56.8     $67.8     $65.7     $64.3
Gross profit                        8.3      12.1      11.6      12.2
Net earnings                        0.2       2.1       2.3       2.4
Basic earnings per share            .03       .33       .36       .39
Diluted earnings per share          .03       .33       .36       .38
---------------------------------------------------------------------

Additional Financial Information

  Shareholders may obtain additional information for the year ended December 31, 2001, from the Company's Form 10-K Report filed with the Securities and Exchange Commission. A copy of such report may be obtained without charge by written request to the Secretary, Lufkin Industries, Inc., P.O. Box 849, Lufkin, Texas 75902-0849.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS


Results of Operations

  Net revenues for the year ended December 31, 2001, increased to $278.9 million from $254.6 million for the year ended December 31, 2000. Net revenues for 1999 were $246.0 million. Revenues for 1999 have been restated to reflect the reclassification of freight charges billed to customers as revenue and the related expenses as cost of sales in accordance with the guidance specified by EITF 00-10. The company previously accounted for freight charged to customers as a reduction of cost of sales. Gross profit, operating income and net earnings were not affected by this reclassification.

  The Company reported net earnings of $19.5 million or $3.03 per share (diluted) for the year ended December 31, 2001, compared to net earnings of $7.0 million or $1.11 per share (diluted) for the year ended December 31, 2000. A net loss of $1.3 million or $0.20 per share (diluted) was reported for the year ended December 31, 1999.

  The company has changed its segment reporting methodology to consolidate the Foundry segment into the Oil Field segment. All prior period data has been adjusted to reflect this change. This segment consolidation has occurred for several reasons: a management restructuring reflecting this change has taken place, lower domestic spending by customers and increased foreign imports has decreased the demand for domestic iron castings and transfers to the oil field product line have become a significant percentage of the output of Foundry, causing the activity level of oil field products to more directly impact the financial performance of Foundry. However, the Company will continue to aggressively pursue external casting opportunities.

The sales mix of the Company's operating segments for the three years ended December 31, 2001, was as follows:

                       PERCENT OF TOTAL SALES
---------------------------------------------
                        2001    2000    1999
---------------------------------------------
Oil Field                 65%     46%     28%
Power Transmission        23      25      29
Trailer                   12      29      43
---------------------------------------------
Total                    100%    100%    100%
---------------------------------------------

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000:

The following table summarizes the Company's net revenues and gross profit by operating segment (in thousands of dollars):

--------------------------------------------------------------------------
                                                                    %
                                                    Increase     Increase
Year Ended December 31,          2001       2000   (Decrease)   (Decrease)
--------------------------------------------------------------------------
Net Revenues
------------
Oil Field                    $182,271   $118,097    $ 64,174         54.3
Power Transmission             62,498     62,923        (425)        (0.7)
Trailers                       34,138     73,583     (39,445)       (53.6)
                             --------   --------    --------
   Total                     $278,907   $254,603    $ 24,304          9.5
                             ========   ========    ========

Gross Profit
------------
Oil Field                    $ 48,876   $ 23,739    $ 25,137        105.9
Power Transmission             18,946     15,590       3,356         21.5
Trailers                          227      4,921      (4,694)       (95.4)
                             --------   --------    --------
   Total                     $ 68,049   $ 44,250    $ 23,799         53.8
                             ========   ========    ========


     Oil Field revenues for the year ended December 31, 2001, increased 54.3% to $182.3 million from $118.1 million in the year ended December 31, 2000. Increases in production activity among oil producers resulted in significant increases in both new pumping unit sales and oil field service activity. However, lower energy prices and corresponding production activity in the fourth quarter of 2001 is reflected in the backlog of Oil Field, which declined to $19.4 million at December 31, 2001, from $33.3 million at December 31, 2000.

     Gross profit for Oil Field increased to $48.9 million, or 105.9%, for the year ended December 31, 2001, compared to $23.7 million for the year ended December 31, 2000, due to the above noted increases in product volume associated with higher production activity. Gross margin improved to 26.8% in 2001 compared to 20.1% in 2000 due primarily to increased leverage on the Company's fixed costs.

     Direct selling, general and administrative expenses for Oil Field increased to $9.5 million, or 33.7%, for the year ended December 31, 2001, from $7.1 million for the year ended December 31, 2000. This increase was due to higher third-party sales commissions and higher internal sales activity in conjunction with above noted increase in revenue. Also, administrative expenses increased due to higher legal expenses associated with ongoing and routine litigation.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

   Revenues for the Company's Power Transmission segment decreased slightly to $62.5 million for the year ended December 31, 2001, compared to $62.9 million for the year ended December 31, 2000. The uncertain economic conditions experienced in the last several years in many of the Company's domestic and international industrial markets continued to exist in 2001. However, the activity level in these markets has shown improvement, as evidenced by the Power Transmission backlog of $31.5 million as of December 31, 2001, compared to $20.8 million as of December 31, 2000.

   Power Transmission gross profit and gross margin, however, increased to $18.9 million and 30.3%, respectively, for the year ended December 31, 2001, from $15.6 million and 24.8%, respectively, for the year ended December 31, 2000. This improvement was due to a combination of higher margins on new equipment sales and increased absorption of fixed overhead costs resulting from volume increases attributable to gearboxes supplied to the Company's Oil Field segment.

   Direct selling, general and administrative expenses for Power Transmission decreased to $10.1 million, or 5.7%, for the year ended December 31, 2001, from $10.7 million for the year ended December 31, 2000. This decrease was due to lower personnel-related expenses, reduced severance payments and lower depreciation expense, partially offset by higher bad debt expense.

   Trailer revenues for the year ended December 31, 2001, decreased 53.6% to $34.1 million from $73.6 million for the year ended December 31, 2000, due to the continued industry-wide decline in the market for new trailers that began in 1999. Due to a combination of lower shipping volumes, higher fuel costs, higher personnel costs and higher insurance rates, freight companies have either significantly reduced orders for new trailers or have gone out of business. Trailer manufacturers have seen revenue declines of as much as 75%, with several shutting down completely. Some improvement has been seen in the trailer market, as demonstrated in the increased backlog to $13.5 million as of December 31, 2001, compared to $9.5 million as of December 31, 2000. This backlog level, though, was still well below traditional levels.

   Trailer gross profit and margin declined to $0.2 million and 0.7%, respectively, for the year ended December 31, 2001, from $4.9 and 6.7%, respectively, for the year ended December 31, 2000, due to fixed manufacturing overhead not declining at the same rate as revenue.

     Direct selling, general and administrative expenses for Trailer decreased to $2.2 million, or 16.9%, for the year ended December 31, 2001 from $2.6 million for the year ended December 31, 2000. This decrease was due to a combination of lower personnel-related expenses and insurance claims.

   Pension income, which is reported as a reduction of cost of sales, decreased to $5.9 million, or 6.9%, for the year ended December 31, 2001, from $6.4
million for the year ended December 31, 2000.   Pension income is based on
expected long-term return projections and not on current year activity.

     Corporate administrative expenses, which are allocated to the segments primarily based on third-party revenues, increased to $13.3 million, or 13.6%, for the year ended December 31, 2001, from $11.7 million for the year ended December 31, 2000, due to increased legal expenses and non-recurring expenses related to the Company's 100th anniversary.

   Interest expense for the year ended December 31, 2001, totaled $0.9 million compared to $1.4 million for the year ended December 31, 2000, due to lower average short and long-term debt balances in 2001 compared to 2000. Since the majority of outstanding debt will be repaid in July 2002, interest expense will be greatly reduced after that date. Other income (expense) of $(0.3) million for 2001 was reduced from $0.1 million for 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999:

The following table summarizes the Company's net revenues and gross profit by operating segment (in thousands of dollars):

--------------------------------------------------------------------------
                                                                    %
                                                    Increase     Increase
Year Ended December 31,          2000       1999   (Decrease)   (Decrease)
--------------------------   --------   --------   ---------    ---------
Net Revenues
--------------------------
Oil Field                    $118,097   $ 69,188    $ 48,909         70.7
Power Transmission             62,923     71,475      (8,552)       (12.0)
Trailers                       73,583    105,337     (31,754)       (30.1)
                             --------   --------    --------
   Total                     $254,603   $246,000    $  8,603          3.5
                             ========   ========    ========

Gross Profit
--------------------------
Oil Field                    $ 23,739   $  6,372    $ 17,367        272.6
Power Transmission             15,590     14,546       1,044          7.2
Trailers                        4,921     11,724      (6,803)       (58.0)
                             --------   --------    --------
   Total                     $ 44,250   $ 32,642    $ 11,608         35.6
                             ========   ========    ========


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

  Oil Field revenues for the year ended December 31, 2000, increased 70.7% to $118.1 million from $69.2 million in the year ended December 31, 1999. Increased production activity among oil producers resulted in significant increased in both new pumping unit sales and oil field service activity. Oil Field backlog reflected this increase in activity, increasing to $33.3 million at December 31, 2000, from $10.0 million at December 31, 1999.

  Gross profit for the Oil Field Division increased to $23.7 million for the year ended December 31, 2000, compared to $6.4 million for 1999 due primarily to the increase in volumes noted above. Gross margin for the comparable periods improved to 20.1% in 2000 compared to 9.2% in 1999 due primarily to increased leverage on the Company's fixed costs.

  Direct selling, general and administrative expenses ("SG&A") for Oil Field decreased to $7.1 million, or 2.9%, for the year ended December 31, 2000, from $7.3 million for the year ended December 31, 1999. Excluding the effects of non-recurring severance, relocation and legal expenses of $0.6 million in 1999, direct SG&A in 2000 would have increased by 5.6%. This increase was primarily related to the expansion of the automation product line during 2000.

   Revenues for the Company's Power Transmission segment decreased 12.0% to $62.9 million for the year ended December 31, 2000, compared to $71.5 million for the year ended December 31, 1999, as uncertain economic conditions experienced in late 1999 in many of the Company's domestic and international industrial markets continued to exist in 2000. The petrochemical markets were impacted by higher energy prices, the steel and aluminum markets were depressed by lower volumes and foreign imports and consolidations in the oil and gas markets put new capital projects on hold. The Company's Power Transmission backlog at December 31, 2000 declined slightly to $20.8 million from $21.4
million at December 31, 1999.   '''

   Power Transmission gross profit and gross margin, however, increased to $15.6 million and 24.8%, respectively, for the year ended December 31, 2000, from $14.5 million and 20.4%, respectively, for 1999. This improvement was due primarily to improvements in product mix, along with increased absorption of fixed overhead costs in 2000 resulting from volume increases attributable to gearboxes supplied to the Company's Oil Field Division. '

  Direct selling, general and administrative expenses ("SG&A") for Power Transmission decreased to $10.7 million, or 8.2%, for the year ended December 31, 2000, from $11.7 million for the year ended December 31, 1999. Excluding the effects of non-recurring severance and legal expenses of $0.5 million in 1999, direct SG&A in 2000 would have decreased by 3.7%. This decrease was due to personnel-related cost reductions and lower depreciation expense.

   Trailer revenues for the year ended December 31, 2000, decreased 30.1% to $73.6 million from $105.3 million for the year ended December 31, 1999. Due to a combination of lower shipping volumes, higher fuel costs, higher personnel costs and higher insurance rates, freight companies significantly reduced orders for new trailers. Backlog for the Trailer segment totaled $9.5 million at December 31, 2000, compared to $42.2 million at December 31, 1999.

   Trailer gross profit and gross margin decreased to $4.9 million and 6.7%, respectively, for the year ended December 31, 2000, from $11.7 million and 11.1%, respectively, for the prior year due to fixed manufacturing overhead not declining at the same rate as revenue and pricing pressure on new trailer prices.

   Direct selling, general and administrative expenses ("SG&A") for Trailer increased to $2.6 million, or 19.6%, for the year ended December 31, 2000, from $2.2 million for the year ended December 31, 1999. Excluding the effects of non-recurring legal expenses of $0.3 million in 1999, direct SG&A in 2000 would have increased by 26.4%. This increase was due to higher insurance claims experienced in 2000.

   Pension income, which is reported as a reduction of cost of sales in each segment, increased to $6.4 million, or 16.3%, for the year ended December 31, 2000, from $5.5 million for the year ended December 31, 1999. Pension income is based on expected long-term return projections and not on current year activity.

   Corporate administrative expenses, which are allocated to the segments primarily based on third-party revenues, increased to $11.7 million, or 0.4%, for the year ended December 31, 2000, from $11.6 million for the year ended December 31, 1999.

   Interest expense for the year ended December 31, 2000, totaled $1.4 million compared to $1.2 million for the year ended December 31, 1999, due primarily to higher average short-term debt balances in 2000 compared to the prior year. Other income (expense) for 1999 included a non-recurring charge of $228,000 recorded in the first quarter related to the consolidation and relocation of the Company's primary Oil Field manufacturing facilities to the Company's Lufkin, Texas Buck Creek facility.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically relied on cash flows from operations and third-party borrowings to finance its operations, including acquisitions, dividend payments and stock repurchases.

     The Company's cash balance totaled $18.1 million at December 31, 2001, compared to $2.0 million at December 31, 2000. For the year ended December 31, 2001, net cash provided by operating activities was $34.8 million, cash used in investing activities totaled $7.8 million, and cash used in financing activities amounted to $10.8 million. Significant components of cash provided by operating activities include net earnings adjusted for non-cash expenses of $29.7 million and a net decrease in working capital of $5.1 million. Cash used in investing activities included capital expenditures totaling $7.9 million, primarily for additions and replacements of production equipment and operating vehicles in the Oil Field segment. Capital expenditures for 2002 are projected to be at or somewhat above the level seen in 2001. Significant components of cash used in financing activities included net payments of short-term debt of $7.8 million, payments on long-term debt of $1.7 million, proceeds from stock option exercises of $3.2 million and dividend payments of $4.5 million or $0.72 per share.

     Total debt balances at December 31, 2001, including current maturities of long-term debt, consisted of $6.9 million of notes payable to various banks and individuals. As of December 31, 2001, the Company had no outstanding debt associated with its short-term demand facilities or with the Bank Facility discussed below. Total debt decreased by $9.7 million during 2001 due to repayment of short-term borrowings of $7.8 million, principal payments on long-term notes payable totaling $1.7 million and a $0.2 million decrease in the Company's foreign currency denominated debt as a result of changes in exchange rates. Approximately 74% of the outstanding debt at December 31, 2001, will be repaid in July 2002.

     The Company completed an agreement in the first quarter of 2000 with a domestic bank (the "Bank Facility") for an unsecured revolving line of credit that provides for up to $20.0 million of borrowings outstanding at any one time expiring September 1, 2002, along with an additional $5.0 million demand facility. Borrowings under the Bank Facility bear interest, at the Company's option, at either (i) the prime rate or (ii) the London Interbank Offered Rate ("LIBOR") plus an applicable margin, depending on certain ratios as defined in the agreement. As of December 31, 2001, no amounts were outstanding of the $25.0 million of the revolving line of credit under the terms of the Bank Facility.

     The Company's has two additional short-term demand lines. One demand line (the"LIBOR Demand Line") is an unsecured revolving line of credit with a domestic bank that provides up to $5.0 million of borrowings at any one time and expires on September 22, 2002. Borrowings under the LIBOR Demand Line bear interest at LIBOR plus 1%. As of December 31, 2001, no amounts were outstanding of the $5.0 million of the revolving line of credit under the terms of the LIBOR Demand Line. The second demand line (the"Floating Demand Line") is an unsecured discretionary line of credit with a domestic bank that provides up to $5.0 million of borrowings at any one time. The Floating Demand Line expires on December 30, 2002, and is renewable annually. Borrowings under the Floating Demand Line bear interest at a floating rate agreed to by the Company and the bank. As of December 31, 2001, no amounts were outstanding of the $5.0 million of the discretionary line of credit under the terms of the Floating Demand Line.

     The Company currently has a stock repurchase plan under which the Company is authorized to spend up to $17.1 million for purchases of its common stock. Pursuant to this plan, the Company has purchased a total of 826,870 shares of its common stock at an aggregate purchase price of $16.9 million. No shares were purchased during the year ended December 31, 2001. Purchased shares are added to treasury stock and are available for general corporate purposes including the funding of the Company's stock option plans. As of December 31, 2001, the Company held 502,348 shares of treasury stock at an aggregate cost of approximately $10.4 million. Authorizations of approximately $0.2 million remained at December 31, 2001.

          The Company believes that its cash flows from operations and its available borrowing capacity under its credit agreements will be sufficient to fund its operations, including planned capital expenditures, dividend payments and stock repurchases, through December 31, 2002.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

          In June 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations." This Statement eliminates the use of the pooling method of accounting and requires the use of purchase accounting for all business combinations initiated after June 30, 2001. Statement No. 141 also requires the recognition of certain acquired intangible assets separate from goodwill.

     In June 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets." Statement No. 142 addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. As of January 1, 2002, goodwill and intangibles assets with indefinite lives will no longer be amortized but will be subject to annual impairment tests. The Company will establish reporting units as defined in the Statement and will assess the impairment of goodwill using a two-step process. Intangible assets not being amortized will also be subject to annual impairment tests and useful life reassessments. If impairment losses are required to be recognized upon the initial application of this Statement, they would be accounted for as a cumulative effect of a change in accounting principle. The Company has not yet completed the impairment tests prescribed by the Statement, but the Company does not believe the adoption of Statement No. 142 will have a significant impact on the Company's consolidated financial position or results of operations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


     In June 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations." This standard requires asset retirement costs to be capitalized as part of the cost of the related tangible long-lived asset and subsequently allocated to expense using a systematic and rational method over the useful life of the asset. The Statement is effective for fiscal years beginning after June 15, 2002. The transition adjustment resulting from the adoption of this Statement will be reported as a cumulative effect of a change in accounting principle. At this time, the Company does not believe the adoption of Statement No. 143 will have a significant impact on the Company's consolidated financial position or results of operations.

     In August 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and replaces the provisions of APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business" that deal with the disposal of a business segment. Statement No. 144 establishes a single accounting model for the treatment of long-lived assets in both continuing and discontinued operations and resolves implementation issues of Statement No. 121. Statement No. 144 requires that all long-lived assets be measured at the lower of carrying amounts or fair value. Discontinued operations will include components of any entity to be eliminated from continuing operations that is distinguishable from the rest of the Company and will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. At this time, the Company does not believe the adoption of Statement No. 144 will have a significant impact on the Company's consolidated financial position or results of operations.


LEGAL PROCEEDINGS

   A class action complaint was filed in the United States District Court for the Eastern District of Texas on March 7, 1997 by an employee and a former employee that alleged race discrimination in employment. Certification hearings were conducted in Beaumont, Texas in February of 1998 and in Lufkin, Texas in August of 1998. The District Court in April of 1999 issued a decision that certified a class for this case which includes all persons of a certain minority employed by the Company from March 6, 1994, to the present. The Company appealed this class certification decision by the District Court to the 5th Circuit United States Courts of Appeals in New Orleans, Louisiana. This appeal was denied on June 23, 1999.

   The Company is defending this action vigorously. Furthermore, the Company believes that the facts and the law in this action support its position and is confident that it will prevail if this case is tried on its merits.

   The Company is currently subject to routine litigation arising in the normal course of its business. While the outcome of these proceedings cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the Company's consolidated financial position or results of operations.


FORWARD-LOOKING STATEMENTS AND ASSUMPTIONS

   This Annual Report contains forward-looking statements and information that are based on management's beliefs as well as assumptions made by and information currently available to management. When used in this report, the words "anticipate," "believe," "estimate," "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect the Company's current views with respect to certain events and are subject to certain assumptions, risks and uncertainties, many of which are outside the control of the Company. These risks and uncertainties include, but are not limited to, (i) oil prices, (ii) capital spending levels of oil producers,
(iii) availability and prices for raw materials and (iv) general industry and economic conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements and information."


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   The Company does not utilize financial instruments for trading purposes. The one derivative financial instrument held, a note payable that is a hedge on the Company's French operations, does not expose the Company to significant market risk. The Company's financial instruments include cash, accounts receivable, accounts payable, invested funds and debt obligations. The book value of accounts receivable, short-term debt and accounts payable are considered to be representative of their fair market value because of the short maturity of these instruments. The Company believes the carrying values of its long-term debt obligations approximate fair values because the interest rates on these obligations are comparable to what the Company believes it could currently obtain for debt with similar terms and maturities. The Company's accounts receivable are not concentrated in one customer or industry and are not viewed as an unusual credit risk.

                          CONSOLIDATED BALANCE SHEETS


December 31, 2001 and 2000
(Thousands of dollars, except share and per share data)

ASSETS                                                              2001        2000
------------------------------------------------------------------------------------
Current assets:
Cash and cash equivalents                                       $ 18,087    $  2,003
Invested funds                                                     5,863         759
Receivables, net                                                  35,956      40,413
Income taxes receivable                                              673       1,239
Inventories                                                       34,824      35,146
Deferred income tax assets                                         2,179       4,219
------------------------------------------------------------------------------------
   Total current assets                                           97,582      83,779

Property, plant and equipment, net                                81,296      85,004
Prepaid pension costs                                             49,437      43,492
Invested funds                                                         -       5,106
Goodwill, net                                                     10,045       8,841
Other assets, net                                                  7,709       7,360
------------------------------------------------------------------------------------
     Total assets                                               $246,069    $233,582
------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
------------------------------------------------------------------------------------
Current liabilities:
Short-term debt                                                 $      -    $  7,790
Current portion of long-term notes payable                         6,598       1,809
Accounts payable                                                  10,680      13,216
Accrued liabilities:
   Payroll and benefits                                            6,636       5,701
   Accrued warranty expenses                                       2,275       2,194
   Taxes payable                                                   4,487       4,130
   Commissions and other                                           6,373       5,601
------------------------------------------------------------------------------------
   Total current liabilities                                      37,049      40,441

Deferred income tax liabilities                                   26,658      22,475
Postretirement benefits                                           11,024      10,972
Long-term notes payable, net of current portion                      339       7,043
Commitments and contingencies

Shareholders' equity:
Preferred stock, no par value,
   2,000,000 shares authorized, none issued or outstanding             -           -
Common stock, par $1 per share; 60,000,000 shares
   authorized; 6,892,381 shares issued                             6,892       6,892
Capital in excess of par                                          18,200      18,069
Retained earnings                                                158,973     143,912
Treasury stock, 502,348 shares and 679,360 shares,
  respectively, at cost                                          (10,350)    (13,977)
Accumulated other comprehensive income:
   Cumulative translation adjustment                              (2,716)     (2,245)
------------------------------------------------------------------------------------
   Total shareholders' equity                                    170,999     152,651
------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                   $246,069    $233,582
------------------------------------------------------------------------------------

                See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31, 2001, 2000 and 1999
(Thousands of dollars, except per share data)
                                                       2001        2000        1999
                                                   --------    --------    --------
Net sales                                          $278,907    $254,603    $246,000

Cost of sales                                       210,858     210,353     213,358
------------------------------------------------------------------------------------
Gross profit                                         68,049      44,250      32,642

Selling, general and administrative expenses         35,045      32,120      32,825
------------------------------------------------------------------------------------
Operating income (loss)                              33,004      12,130        (183)
Investment income                                       437         412          29
Interest expense                                       (873)     (1,413)     (1,176)
Other income (expense), net                            (268)        113        (683)
------------------------------------------------------------------------------------
Earnings (loss) before income taxes                  32,300      11,242      (2,013)

Income tax provision (benefit)                       12,758       4,272        (745)
------------------------------------------------------------------------------------
Net earnings (loss)                                $ 19,542    $  6,970    $ (1,268)
------------------------------------------------   --------    --------    --------
Net earnings (loss) per share:
  Basic                                               $3.12       $1.11    $  (0.20)
  Diluted                                             $3.03       $1.11    $  (0.20)
------------------------------------------------------------------------------------

                See notes to consolidated financial statements.

     CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY & COMPREHENSIVE INCOME


Years ended December 31, 2001, 2000 and 1999
(Thousands of dollars, except share and per share data)

                                                                                                                   Comre-
                                        Common Stock         Capital                                Cumulative     hensive
                                   ----------------------   In Excess     Retained     Treasury     Translation     Income
                                    Shares        Amount      Of Par      Earnings       Stock       Adjustment     (Loss)
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998         6,892,381      $6,892     $18,080       $147,413      $ (8,014)   $(1,475)
Comprehensive income (loss):
   Net earnings (loss)                                                       (1,268)                              $ (1,268)
   Other comprehensive
     income, net of tax
       Foreign currency
         translation
         adjustment                                                                                     (546)         (546)
                                                                                                                   -------
Comprehensive income (loss)                                                                                         (1,814)
                                                                                                                   -------
Cash dividends,
    $.72 per share                                                           (4,654)
Purchases of treasury stock
    (259,800 shares)                                                                       (4,072)
Exercise of stock options
    (3,250 shares)                                               (14)                          67
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999         6,892,381       6,892      18,066        141,491       (12,019)    (2,021)
Comprehensive income (loss):
   Net earnings (loss)                                                        6,970                                  6,970
   Other comprehensive
     income, net of tax
       Foreign currency
         translation
         adjustment                                                                                     (224)         (224)
                                                                                                                   -------
Comprehensive income (loss)                                                                                          6,746
                                                                                                                   -------
Cash dividends,
    $.72 per share                                                           (4,549)
Purchases of treasury stock
    (110,314 shares)                                                                       (2,009)
Stock grant (1,334 shares)                                         3                           27
Exercise of stock options
    (1,500 shares)                                                                             24
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000         6,892,381       6,892      18,069        143,912       (13,977)    (2,245)
Comprehensive income (loss):
   Net earnings (loss)                                                       19,542                                 19,542
   Other comprehensive
     income, net of tax
       Foreign currency
         translation
         adjustment                                                                                     (471)         (471)
                                                                                                                   -------
Comprehensive income (loss)                                                                                        $19,071
                                                                                                                   -------
Cash dividends,
    $.72 per share                                                           (4,481)
Stock grant (1,089 shares)                                         1                           23
Exercise of stock options
    (176,319 shares)                                             130                        3,604
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001         6,892,381      $6,892     $18,200       $158,973      $(10,350)   $(2,716)
-------------------------------------------------------------------------------------------------------------

                See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



Years ended December 31, 2001, 2000 and 1999
(Thousands of dollars)
                                                         2001       2000         1999
-------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings (loss)                                $ 19,542    $ 6,970     $ (1,268)
  Adjustments to reconcile net earnings (loss) to
   net
    cash provided by operating activities:
        Depreciation and amortization                  11,523     10,895       10,746
        Deferred income tax provision                   4,536      2,689        1,409
        Pension income                                 (5,945)    (6,387)      (5,491)
        Postretirement benefits                            51       (144)        (265)
        (Gain) loss on disposition of property,
         plant and equipment                              406        468        1,032
        Increase (decrease) in cash flows from
         changes in working capital excluding
         effects of acquisitions:
           Receivables, net                             4,538     (5,947)       4,259
           Income taxes receivable                        565      1,322        1,006
           Inventories                                     18     (2,683)      15,083
           Accounts payable                            (2,321)     3,437       (2,299)
           Accrued liabilities                          1,852      3,482       (2,439)
-------------------------------------------------------------------------------------
Net cash provided by operating activities              34,765     14,102       21,773

Cash flows from investing activities:
  Additions to property, plant and equipment           (7,909)    (6,225)      (7,172)
  Proceeds from (cash used for) disposition of
   property,
   plant and equipment                                    212        448         (146)
  Decrease in invested funds                                2          -          282
  (Increase) decrease in other assets                     (73)      (557)      (2,129)
-------------------------------------------------------------------------------------
Net cash used in investing activities                  (7,768)    (6,334)      (9,165)

Cash flows from financing activities:
  Proceeds from (payments of) short-term debt, net     (7,790)     2,590       (3,300)
  Long-term notes payable issued                            -          -        1,079
  Payments of long-term notes payable                  (1,721)    (2,725)      (2,166)
  Dividends paid                                       (4,481)    (4,549)      (4,654)
     Proceeds from exercise of stock options            3,174         24           53
     Purchases of treasury stock                            -     (2,009)      (4,072)
-------------------------------------------------------------------------------------
Net cash provided by (used in) financing
 activities                                           (10,818)    (6,669)     (13,060)

Effect of translation on cash and
   cash equivalents                                       (95)      (161)        (100)
-------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash
 equivalents                                           16,084        938         (552)
Cash and cash equivalents at beginning of year          2,003      1,065        1,617
-------------------------------------------------------------------------------------
Cash and cash equivalents at end of year             $ 18,087    $ 2,003     $  1,065
-------------------------------------------------------------------------------------

                See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)  CORPORATE ORGANIZATION AND SUMMARY OF MAJOR ACCOUNTING POLICIES

  Lufkin Industries, Inc. and its consolidated subsidiaries (collectively, the "Company") manufactures and sells oil field pumping units, power transmission products and highway trailers throughout the world.

  PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Lufkin Industries, Inc. and its consolidated subsidiaries after elimination of all significant intercompany accounts and transactions.

  USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  FOREIGN CURRENCIES: Assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rate in effect at the end of each accounting period, with any resulting gain or loss shown in accumulated other comprehensive income in the shareholder's equity section of the balance sheet. Income statement accounts are translated at the average exchange rates prevailing during the period. Any gains or losses on transactions denominated in another foreign currency are generally included in income as incurred.

  CASH EQUIVALENTS: The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

  INVESTED FUNDS: The Company's invested funds, consisting of government securities, are classified as held-to-maturity securities and are carried at cost. Substantially all of the Company's invested funds at December 31, 2001 and 2000 were restricted for payment of certain of the Company's notes payable.

  RECEIVABLES:  The following is a summary of the Company's receivable balances:

(Thousands of dollars)                   2001       2000
--------------------------------------------------------
   Accounts receivable                $36,506    $40,899
   Notes receivable                       268        119
--------------------------------------------------------
                                       36,774     41,018
 Allowance for doubtful accounts         (818)      (605)
--------------------------------------------------------
   Net receivables                    $35,956    $40,413
--------------------------------------------------------

   INVENTORIES: The Company reports its inventories by using the last-in, first-out (LIFO) and the first-in, first-out (FIFO) methods less reserves necessary to report inventories at the lower of cost or estimated market. Inventory costs include material, labor and factory overhead. In July, 1998, the Company began capitalizing certain maintenance and supplies inventories to better match the estimated cost of such inventories with the related equipment produced. Such inventories were capitalized and were amortized over the three years of their estimated use and had the effect of increasing net earnings by $0.3 million ($0.05 per diluted share), $0.7 million ($0.12 per diluted share) and $1.2 million ($0.19 per diluted share) in 2001, 2000 and 1999, respectively.

   PROPERTY, PLANT AND EQUIPMENT (P. P. & E.): The Company records investments in these assets at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations as incurred. Gains or losses realized on the sale or retirement of these assets are reflected in income. The Company periodically reviews its P. P. & E. for possible impairment whenever events or changes in circumstance might indicate that the carrying amount of an asset may not be recoverable. Depreciation for financial reporting purposes is provided on a straight-line method based upon the estimated useful lives of the assets. Accelerated depreciation methods are used for tax purposes. The following is a summary of the Company's P. P. & E. balances and useful lives:

                                                    USEFUL
                                                     LIFE
(Thousands of dollars)                            (IN YEARS)     2001         2000
-------------------------------------------------------------------------------------
  Land                                                    -    $   2,556    $   2,354
  Land improvements                                   10-25        6,693        6,669
  Buildings                                         12.5-40       59,976       57,689
  Machinery and equipment                            3-12.5      165,427      167,457
  Furniture and fixtures                             5-12.5        3,726        5,488
  Computer equipment                                    3-7       12,546       15,393
-------------------------------------------------------------------------------------
    Total property, plant and equipment                          250,924      255,050
  Less accumulated depreciation                                 (169,628)    (170,046)
-------------------------------------------------------------------------------------
    Total property, plant and equipment, net                   $  81,296    $  85,004
-------------------------------------------------------------------------------------

Depreciation expense related to property, plant and equipment was $11.0 million, $10.5 million and $10.5 million in 2001, 2000 and 1999, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   GOODWILL AND OTHER ASSETS: The cost over fair value of net tangible assets of acquired businesses ("Goodwill") is amortized on a straight-line method over forty years. Management periodically evaluates recorded Goodwill balances, net of accumulated amortization, for impairment based on the undiscounted cash flows associated with the asset compared to the carrying amount of that asset. Management believes that there have been no events or circumstances that warrant revision to the remaining useful life or affect the recoverability of Goodwill
in any of its business units.   Certain other intangible assets, which include
covenants not to compete, are amortized using the straight-line method over their estimated lives. Amortization expense related to Goodwill and other intangible assets was $518,000, $364,000 and $277,000 in 2001, 2000 and 1999,
respectively. Accumulated Goodwill amortization was $953,000 and $721,000 for the years ended December 31, 2001 and December 31, 2000, respectively.

   EARNINGS PER SHARE: Earnings per share amounts are based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period. The weighted average number of shares used to compute basic and diluted earnings per share for 2001, 2000 and 1999 is illustrated below:

(Thousands of dollars, except share and per share data)         2001         2000         1999
-------------------------------------------------------------------------------------------------
Numerator:
 Numerator for basic and diluted earnings per share-
 net earnings (loss)                                         $   19,542   $    6,970   $   (1,268)
-------------------------------------------------------------------------------------------------
Denominator:
 Denominator for basic earnings per share-
 weighted-average shares                                      6,270,505    6,256,974    6,462,890
 Effect of dilutive securities: employee stock options          148,436       32,748            -
-------------------------------------------------------------------------------------------------
 Denominator for diluted earnings per share-adjusted
 weighted-average shares and assumed conversions              6,418,941    6,289,722    6,462,890
-------------------------------------------------------------------------------------------------
Basic earnings (loss) per share                              $     3.12   $     1.11   $    (0.20)
-------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share                            $     3.03   $     1.11   $    (0.20)
-------------------------------------------------------------------------------------------------

   Options to purchase a total of 120,986, 562,874 and 916,793 shares of the Company's common stock were excluded from the calculation of fully diluted earnings per share for 2001, 2000 and 1999, respectively, because their effect on fully diluted earnings per share for the period was antidilutive.

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

   The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", an amendment of SFAS No. 133, as of the quarter ended March 31, 2001. These Statements establish accounting and reporting standards that require every derivative instrument, including certain derivative instruments embedded in other contracts, to be recorded on the balance sheet as either an asset or a liability measured at its fair value.

   As of December 31, 2001, the Company had only one reportable derivative. A note payable, described in Footnote 4, has been designated as a hedge against the Company's investment in its French operations. The changes in the fair value of this instrument are recorded in accumulated other comprehensive income.

   REVENUE RECOGNITION: Revenue is not recognized until it is realized or realizable and earned. The criteria to meet this guideline are: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed or determinable and collectibility is reasonably assured. The Company also recognizes Bill-and-Hold transactions when the product is completed and is ready to be shipped and the risk of loss on the product has been transferred to the customer.

   Amounts billed for shipping are classified as sales and costs incurred for shipping are classified as cost of sales in the consolidated income statement.

   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:   In June 2001, the Financial
Accounting Standards Board issued Statement No. 141, " Business Combinations." This Statement eliminates the use of the pooling method of accounting and requires the use of purchase accounting for all business combinations initiated after June 30, 2001. Statement No. 141 also requires the recognition of certain acquired intangible assets separate from goodwill.

   In June 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets." Statement No. 142 addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. As of January 1, 2002, goodwill and intangibles assets with indefinite lives will no longer be amortized but will be subject to annual impairment tests. The Company will establish reporting units as defined in the Statement and will assess the impairment of goodwill using a two-step process. Intangible assets not being amortized will also be subject to annual impairment tests and useful life reassessments. If impairment losses are required to be recognized upon the initial application of this Statement, they would be accounted for as a cumulative effect of a change in accounting principle. The Company has not yet completed the impairment tests prescribed by the Statement, but the Company does not believe the adoption of Statement No. 142 will have a significant impact on the Company's consolidated financial position or results of operations.

   In June 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations." This standard requires asset retirement costs to be capitalized as part of the cost of the related tangible long-lived asset and subsequently allocated to expense using a systematic and rational method over the useful life of the asset. The Statement is effective for fiscal years beginning after June 15, 2002. The transition adjustment resulting from the adoption of this Statement will be reported as a cumulative effect of a change in accounting principle. At this time, the Company does not believe the adoption of Statement No. 143 will have a significant impact on the Company's consolidated financial position or results of operations.

   In August 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and replaces the provisions of APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business" that deal with the disposal of a business segment. Statement No. 144 establishes a single accounting model for the treatment of long-lived assets in both continuing and discontinued operations and resolves implementation issues of Statement No. 121. Statement No. 144 requires that all long-lived assets be measured at the lower of carrying amounts or fair value. Discontinued operations will include components of any entity to be eliminated from continuing operations that is distinguishable from the rest of the Company and will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. At this time, the Company does not believe the adoption of Statement No. 144 will have a significant impact on the Company's consolidated financial position or results of operations.

OTHER: Certain prior year amounts have been reclassified to conform with the current year presentation.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2) INCOME TAXES
Net deferred income tax assets and liabilities are comprised of the following:

(Thousands of dollars)                                       2001        2000
-------------------------------------------------------------------------------
Current deferred income tax assets
   Gross assets                                            $  2,746    $  5,588
   Gross liabilities                                           (567)     (1,369)
-------------------------------------------------------------------------------
Total current deferred income tax assets, net                 2,179       4,219
-------------------------------------------------------------------------------
Noncurrent deferred income tax liabilities
   Gross assets                                               8,429       7,177
   Gross liabilities                                        (35,087)    (29,652)
-------------------------------------------------------------------------------
Total noncurrent deferred income tax liabilities, net       (26,658)    (22,475)
-------------------------------------------------------------------------------
Net deferred income tax liabilities                         (24,479)   $(18,256)
-------------------------------------------------------------------------------

The tax effects of significant temporary differences representing deferred income tax assets and liabilities are as follows:


(Thousands of dollars)                                         2001        2000
---------------------------------------------------------------------------------
Inventories                                                 $   (456)   $ (1,283)
Prepaid pension costs                                        (18,101)    (15,929)
Payroll and benefits                                             773         966
Accrued warranty expenses                                        767         680
Postretirement benefits                                        4,066       4,019
Tax credit carryforwards                                         253         253
Depreciation                                                 (12,378)    (10,769)
Net operating loss                                                 -       2,463
Other, net                                                       597       1,344
---------------------------------------------------------------------------------
Net deferred income tax liabilities                         $(24,479)   $(18,256)
---------------------------------------------------------------------------------

The income tax provision (benefit) for 2001, 2000 and 1999 consisted of the following:


(Thousands of dollars)                             2001       2000        1999
---------------------------------------------------------------------------------
Current                                         $ 8,222      $ 1,583    $(2,154)
Deferred                                          4,536        2,689      1,409
---------------------------------------------------------------------------------
Total                                           $12,758      $ 4,272    $  (745)
---------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the income tax provision as computed at the statutory U.S. income tax rate and the income tax provision presented in the consolidated financial statements is as follows:

(Thousands of dollars)                                2001     2000      1999
-------------------------------------------------------------------------------
Tax provision computed at statutory rate           $11,305   $3,935     $(704)
 Tax effect of:
   Expenses for which no benefit was realized          591      353       158
   State taxes net of federal benefit                  777      254      (143)
   Other, net                                           85     (270)      (56)
-------------------------------------------------------------------------------
Provision for income taxes                         $12,758   $4,272     $(745)

  Cash payments for income taxes totaled $5,791,000, $597,000 and $2,164,000 for 2001, 2000 and 1999, respectively.

  For income tax reporting purposes at December 31, 2001, the Company had foreign tax credit carryforwards totaling $253,000 which expire in 2003.

(3) INVENTORIES
Inventories used in determining cost of sales were as follows:

(Thousands of dollars)                                      2001      2000
------------------------------------------------------------------------------
Finished goods                                           $ 2,485     $ 6,191
Work in process                                            4,036       2,624
Raw materials                                             28,303      26,331
------------------------------------------------------------------------------
Total                                                    $34,824     $35,146
------------------------------------------------------------------------------

   Inventories accounted for on a LIFO basis were $22,300,000 and $23,893,000 and on a FIFO basis were $12,524,000 and $11,253,000 at December 31, 2001 and 2000, respectively. Had the FIFO method been used in determining all inventory values, inventories would have been $17,565,000 and $19,449,000 higher at December 31, 2001 and 2000, respectively.

   During 2001 and 2000, LIFO inventories were reduced in certain LIFO pools and these reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs in prior years. The impact of the reductions increased net income in 2001 by approximately $328,000, net of taxes ($0.05 per diluted share), but did not have a material impact on net income in 2000.

(4) DEBT OBLIGATIONS

The Company's short-term debt obligations at December 31, 2001 and 2000 consisted of the following:

(Thousands of dollars)                                                         2001     2000
---------------------------------------------------------------------------------------------
Bank Facility (discussed below): Interest at bank's borrowing rate plus
 applicable margin, unsecured                                                   -     $4,550

Floating Demand Line (discussed below): Revolving line of credit with a domestic bank, payable daily, floating interest rate
 agreed to by Company and bank, renewable
 annually, unsecured                                                            -          -

LIBOR Demand Line (discussed below): Discretionary line of credit with a domestic bank, payable daily, interest at LIBOR plus 1.00%,
 unsecured                                                                      -      3,240
---------------------------------------------------------------------------------------------
Total                                                                           -     $7,790
---------------------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company completed an agreement in the first quarter of 2000 with a domestic bank (the "Bank Facility") for an unsecured revolving line of credit that provides for up to $20.0 million of borrowings outstanding at any one time expiring September 1, 2002, along with an additional $5.0 million demand facility. Borrowings under the Bank Facility bear interest, at the Company's option, at either (i) the prime rate or (ii) the London Interbank Offered Rate ("LIBOR") plus an applicable margin, depending on certain ratios as defined in the agreement. The amount noted in the table above in 2000 were comprised of borrowings under the demand facility. As of December 31, 2001, no amounts were outstanding of the $25.0 million of the revolving line of credit under the terms of the Bank Facility.

     The Company has two additional short-term demand lines. One demand line (the "LIBOR Demand Line") is an unsecured revolving line of credit with a domestic bank that provides up to $5.0 million of borrowings at any one time and expires on September 22, 2002. Borrowings under the LIBOR Demand Line bear interest at LIBOR plus 1%. As of December 31, 2001, no amounts were outstanding of the $5.0 million of the revolving line of credit under the terms of the LIBOR Demand Line. The second demand line (the "Floating Demand Line") is an unsecured discretionary line of credit with a domestic bank that provides up to $5.0 million of borrowings at any one time. The Floating Demand Line expires on December 30, 2002 and is renewable annually. Borrowings under the Floating Demand Line bear interest at a floating rate agreed to by the Company and the bank. As of December 31, 2001, no amounts were outstanding of the $5.0 million of the discretionary line of credit under the terms of the Floating Demand Line.

The Company's long-term notes payable at December 31, 2001 and 2000 consist of the following:

(Thousands of dollars, except payment amounts)                   2001       2000
----------------------------------------------------------------------------------
Notes payable to individuals, interest of 6.65%,
 due in quarterly installments ranging from
 $9,000 to $19,000 with balloon payments at maturity
 ranging from $996,000 to $2,162,000 maturing
   July 2002, unsecured                                        $ 5,106     $ 5,281
Notes payable to banks denominated in French francs,
   interest ranging from 3.7% to 4.9%,  due in quarterly
 installments ranging from $6,000 to $37,000
 secured by certain assets, maturing through 2004                  667       1,111
Note payable to bank denominated in Euros, interest
 equal to the Eurocurrency rate plus 1.75%, unsecured,
 quarterly installments of approximately $300,000,
 maturing December 2002.                                         1,164       2,460
Less-current maturities of long-term notes payable              (6,598)     (1,809)
----------------------------------------------------------------------------------
Total                                                         $   339    $ 7,043
----------------------------------------------------------------------------------

   The Company has designated the note payable denominated in Euros as a hedge against its investment in its French operations.

   Under the terms of the notes payable to individuals, invested funds in the amount of $5,106,000 at December 31, 2001, are restricted for the payment of these notes.

Principal payments of long-term notes payable as of December 31, 2001 are as follows:


(Thousands of dollars)
------------------------------------------------------------------------
Year ending December 31,
2002                                                             $6,598
2003                                                                200
2004                                                                139
2005                                                                  -
2006                                                                  -
-------------------------------------------------------------------------
Total                                                            $6,937
-------------------------------------------------------------------------

Cash payments for interest totaled $838,000, $1,347,000 and $1,279,000 in 2001, 2000 and 1999, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(5)  Stock Option Plans

   The Company has two stock option plans, the 2000 plan for employees and the 1996 plan for non-employee directors, that provide for the granting of options to outside directors and key employees to purchase an aggregate of not more than 1,050,000 shares of the Company's common stock at fair market value on the date of grant. Options become exercisable from the initial grant date to four years
after the grant date.   The options expire ten years from the date of grant.
Outstanding options may be canceled and reissued under terms specified in the plans. The 1990 plan, which originally was authorized to grant 1,100,000 options, will remain in effect until all awards granted under this plan have been satisfied or expire. As of December 31, 2001, 528,584 options remained exercisable from the 1990 plan.

The following table summarizes activity under the Company's stock option plans:

                                         2001         2000          1999
                                     -----------   -----------   ------------
Options outstanding,
 beginning of year                      997,853       916,793     745,510
 Granted (per share)
  1999 ($14.000 to $18.125)                                       230,833
  2000 ($14.625 to $18.250)                           139,175
  2001 ($18.375 to $25.960)             145,457
 Exercised (per share)
  1999 ($15.875)                                                   (3,250)
  2000 ($15.875)                                       (1,500)
  2001 ($14.000 to $21.750)            (176,319)
 Forfeited (per share)
  1999 ($15.875 to $38.000)                                       (56,300)
  2000 ($14.000 to $38.000)                           (56,615)
  2001 ($14.000 to $38.000)             (17,300)
----------------------------------------------------------------------------------
Options outstanding, end of
 year                                   949,691       997,853     916,793
----------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 2001:

                               Options Outstanding               Options Exercisable
-----------------------------------------------------------------------------------------
                                     Wtd. Avg.
  Range of            Number         Remaining     Wtd. Avg.     Number        Wtd. Avg.
  Exercise         Outstanding      Contractual    Exercise    Exercisable     Exercise
   Prices          at 12/31/01         Life          Price     at 12/31/01      Price
-----------------------------------------------------------------------------------------
$14.000-$18.375       443,696       7.6 years        $16.09     255,305        $16.06
$19.000-$22.570       288,613       5.3 years        $21.34     262,739        $21.30
$22.750-$33.375       135,534       8.3 years        $26.83      51,967        $28.19
$35.250-$39.875        81,848       5.8 years        $37.75      81,461        $37.74
-----------------------------------------------------------------------------------------
$14.000-$39.875       949,691       6.9 years        $21.08     651,472        $21.85
-----------------------------------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   The Company accounts for its stock option plans under APB Opinion No. 25 under which no compensation cost has been recognized. Had compensation cost for these plans been accounted for consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and earnings per share would have been reduced to the following pro forma amounts, (in thousands except per share data):


                                                       2001     2000      1999
-------------------------------------------------------------------------------
Net earnings (loss)                    As reported   $19,542   $6,970   $(1,268)
                                       Pro forma      18,853    6,230   $(2,007)

Basic earnings (loss) per share        As reported   $  3.12   $ 1.11   $ (0.20)
                                       Pro forma     $  3.01   $ 1.00   $ (0.31)

Diluted earnings (loss) per share      As reported   $  3.03   $ 1.11   $ (0.20)
                                       Pro forma     $  2.94   $ 0.99   $ (0.31)
-------------------------------------------------------------------------------

   The effects of applying SFAS No. 123 to the pro forma disclosure amounts may not be indicative of future amounts. SFAS No. 123 does not apply to options awarded prior to 1995, and additional awards in future years are anticipated. The fair value of each option grant in 2001 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

            Expected dividend yield              2.80% -  3.80%
            Expected stock price volatility     35.74% - 37.91%
            Risk free interest rate              4.68% -  5.43%
            Expected life of options                 8-10 years

Options granted during 2001 had a weighted average fair value of $8.33 per option and a weighted average exercise price of $22.98 per option. At December 31, 2001, 756,239 options authorized remained available to be granted.

(6)  STOCK REPURCHASE PLAN

   The Company has a stock repurchase plan under which the Company has been authorized to spend up to $17,100,000 for purchases of its common stock. The Company repurchased no shares in 2001, 110,314 shares at an aggregate cost of $2,009,000 in 2000 and 259,800 shares at an aggregate cost of $4,072,000 in 1999. Repurchased shares are added to treasury stock and are available for general corporate purposes including the funding of the Company's stock option plans. Authorizations of approximately $152,000 remained at December 31, 2001.

(7)  Capital Stock

   The Company has adopted a "Shareholder Rights Plan" (the "Plan") designed to protect against unsolicited attempts to acquire control of the Company that the Board believes are not in the best interest of the shareholders. The Plan provides for the possible issuance of a dividend of one common stock purchase right for each outstanding share of common stock. Under certain conditions, each right may be exercised to purchase one share of common stock at an exercise price of $75, subject to adjustment. Under certain circumstances, the rights entitle holders to purchase the common stock of the Company or an acquiring company having a value of twice the exercise price of the rights. The rights would become exercisable, or transferable apart from the common stock, ten days after a person or group acquired 20% or more, or announced or made a tender offer for 30% or more, of the outstanding common stock. Under certain circumstances, all rights owned by an acquiring person would be null and void. The rights expire on May 31, 2006, and may be redeemed by the Company at any time prior to the occurrence of certain events at $.05 per right.

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

   The following tables illustrate the change in benefit obligation, change in plan assets and funded status of the pension plans:

(Thousands of dollars)                                      2001        2000        1999
------------------------------------------------------------------------------------------
Change in projected benefit obligation:
  Projected benefit obligation,  beginning of year        $119,323    $113,060    $118,045
  Service cost                                               3,222       2,942       3,772
  Interest cost                                              8,399       8,071       7,733
  Amendments                                                     -       1,252           -
  Actuarial (gain) loss                                      3,849         227     (10,481)
  Benefits paid                                             (6,357)     (6,229)     (6,009)
------------------------------------------------------------------------------------------
Projected benefit obligation, end of year                 $128,436    $119,323    $113,060
------------------------------------------------------------------------------------------
Change in plan assets:
  Fair value of plan assets, beginning of year            $188,521    $181,438    $179,426
  Actual return on plan assets                               3,873      13,312       8,021
  Benefits paid                                             (6,357)     (6,229)     (6,009)
------------------------------------------------------------------------------------------
Fair value of plan assets, end of year                    $186,037    $188,521    $181,438
------------------------------------------------------------------------------------------
Funded status:
  Excess of fair value of plan assets over projected
    benefit obligation                                    $ 57,601    $ 69,198    $ 68,378
  Unrecognized net actuarial gain                           (3,962)    (20,670)    (24,152)
  Unrecognized prior service cost                            1,995       2,088         929
  Unrecognized net transition asset                         (6,197)     (7,124)     (8,050)
------------------------------------------------------------------------------------------
Prepaid pension costs                                     $ 49,437    $ 43,492    $ 37,105
------------------------------------------------------------------------------------------
Components of net periodic pension cost (income):
  Service cost                                            $  3,222    $  2,942    $  3,772
  Interest cost                                              8,399       8,071       7,733
  Expected return on plan assets                           (16,632)    (16,005)    (15,845)
  Amortization of unrecognized (gain) loss                    (934)     (1,395)     (1,151)
------------------------------------------------------------------------------------------
Net periodic pension cost (income)                        $ (5,945)   $ (6,387)   $ (5,491)
------------------------------------------------------------------------------------------
Weighted-average assumptions at year end:
  Discount rate                                               7.00%       7.25%       7.50%
  Expected return on plan assets                              9.00%       9.00%       9.00%
  Rate of compensation increase                               5.00%       5.00%       5.00%
------------------------------------------------------------------------------------------

   The Company also has defined contribution retirement plans covering substantially all of its employees. The Company makes contributions of 75% of employee contributions up to a maximum employee contribution of 6% of employee
earnings.   Employees may contribute up to an additional 6% (in 1% increments)
which is not subject to match by the Company. All obligations of the Company are funded through December 31, 2001. The Company's expense for these plans totaled $1,948,000, $1,715,000 and $1,817,000 in 2001, 2000 and 1999,
respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   The Company sponsors two defined benefit postretirement plans that cover both salaried and hourly employees. One plan provides medical benefits, and the other plan provides life insurance benefits. Both plans are contributory, with retiree contributions adjusted periodically. The Company accrues the estimated costs of the plans over the employee's service periods.

   The following tables illustrate the change in benefit obligation, change in plan assets and funded status of the postretirement plans:

(Thousands of dollars)                                         2001       2000        1999
--------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                    $ 5,367    $ 5,748     $ 5,921
  Fully eligible active plan participants                       1,151      1,073       1,351
  Other active plan participants not yet eligible               3,083      2,722       2,777
--------------------------------------------------------------------------------------------
Total accumulated postretirement benefit obligation           $ 9,601    $ 9,543     $10,049
--------------------------------------------------------------------------------------------
Change in accumulated postretirement benefit obligation:
  Accumulated postretirement benefit obligation,
     beginning of year                                        $ 9,543    $10,049     $12,464
  Service cost                                                    183        159         214
  Interest cost                                                   654        677         701
  Participant contributions                                     1,239      1,069       1,067
  Actuarial (gain) loss                                           (63)      (432)     (2,436)
  Benefits paid                                                (1,955)    (1,979)     (1,961)
--------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation,
   end of year                                                $ 9,601    $ 9,543     $10,049
--------------------------------------------------------------------------------------------
Fair value of plan assets                                     $     -    $     -     $     -
--------------------------------------------------------------------------------------------
Funded status:
  Excess of total accumulated postretirement
    benefit obligation over fair value of plan assets         $ 9,601    $ 9,543     $10,049
  Unrecognized net actuarial (gain) loss                        1,423      1,429       1,067
--------------------------------------------------------------------------------------------
Accrued postretirement benefit cost                           $11,024    $10,972     $11,116
--------------------------------------------------------------------------------------------
Components of net periodic postretirement benefit cost:
  Service cost                                                $   183    $   159     $   214
  Interest cost                                                   654        677         701
  Amortization of net actuarial gain                              (69)       (71)          -
--------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                      $   768    $   765     $   915
--------------------------------------------------------------------------------------------
Weighted average assumptions at year end:
  Discount rate                                                  7.00%      7.25%       7.50%
--------------------------------------------------------------------------------------------

   The Company's postretirement health care plan is unfunded. For measurement purposes, the submitted claims medical trend was assumed to be 9.25% in 1997. Thereafter, the Company's obligation is fixed at the amount of the Company's contribution for 1997.

(9)  COMMITMENTS AND CONTINGENCIES

   LEGAL PROCEEDINGS: A class action complaint was filed in the United States District Court for the Eastern District of Texas on March 7, 1997, by an employee and a former employee which alleged race discrimination in employment. Certification hearings were conducted in Beaumont, Texas in February of 1998 and in Lufkin, Texas in August of 1998. The District Court in April of 1999 issued a decision that certified a class for this case, which includes all persons of a certain minority employed by the Company from March 6, 1994, to the present. The Company appealed this class certification decision by the District Court to the 5th Circuit United States Court of Appeals in New Orleans, Louisiana. This appeal was denied on June 23, 1999.

   The Company is defending this action vigorously. Furthermore, the Company believes that the facts and the law in this action support its position and is confident that it will prevail if this case is tried on its merits.

   There are various other claims and legal proceedings arising in the ordinary course of business pending against or involving the Company wherein monetary damages are sought. It is management's opinion that the Company's liability, if any, under such claims or proceedings would not materially affect its consolidated financial position or results of operations.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(10)  Business Segment Information

   The Company operates with three business segments--Oil Field, Power Transmission and Trailer. As stated in the Management's Discussion and Analysis section, the Foundry segment has been combined with the Oil Field segment to reflect current business operations. Prior period data has been adjusted to reflect this change. The three operating segments are supported by a common corporate group. The accounting policies of the segments are the same as those
described in the summary of major accounting policies.   Corporate expenses and
certain assets are allocated to the operating segments primarily based upon third party revenues. The following is a summary of key business segment and product group information:

(Thousands of dollars)                           2001         2000         1999
---------------------------------------------------------------------------------
Sales:
    Oil Field                                  $182,271     $118,097     $ 69,188
    Power Transmission                           62,498       62,923       71,475
    Trailer                                      34,138       73,583      105,337
---------------------------------------------------------------------------------
Total sales                                    $278,907     $254,603     $246,000
---------------------------------------------------------------------------------
Sales by geographic region:
   United States                               $195,169     $194,221     $204,199
   Europe                                        14,752       10,642       15,742
   Canada                                        19,281       12,664        6,421
   Latin America                                 26,009       26,476        7,589
   Other                                         23,696       10,600       12,049
---------------------------------------------------------------------------------
Total sales                                    $278,907     $254,603     $246,000
---------------------------------------------------------------------------------
Earnings (loss) before income taxes:
   Oil Field                                   $ 33,306     $ 11,181     $ (6,461)
   Power Transmission                             4,348        1,171       (1,388)
   Trailer                                       (5,545)        (610)       6,543
   Corporate                                        191         (500)        (707)
---------------------------------------------------------------------------------
Total earnings (loss) before income taxes      $ 32,300     $ 11,242     $ (2,013)
---------------------------------------------------------------------------------
Assets:
   Oil Field                                   $117,901     $113,730     $100,209
   Power Transmission                            66,331       65,272       68,110
   Trailer                                       25,823       31,182       35,610
   Corporate                                     36,014       25,261       17,437
---------------------------------------------------------------------------------
Total assets                                   $246,069     $235,445     $221,366
---------------------------------------------------------------------------------
Capital expenditures:
   Oil Field                                   $  6,508     $  4,613     $  5,188
   Power Transmission                             1,051        1,004          963
   Trailer                                          147          471          682
   Corporate                                        203          137          339
---------------------------------------------------------------------------------
Total capital expenditures                     $  7,909     $  6,225     $  7,172
---------------------------------------------------------------------------------
Depreciation/Amortization:
   Oil Field                                   $  4,510     $  4,054     $  3,618
   Power Transmission                             4,611        4,447        4,681
   Trailer                                          713          759          809
   Corporate                                      1,689        1,635        1,638
---------------------------------------------------------------------------------
Total depreciation/amortization                $ 11,523     $ 10,895     $ 10,746
---------------------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Shareholders of Lufkin Industries, Inc.:

   We have audited the accompanying consolidated balance sheets of Lufkin Industries, Inc. (a Texas corporation) and subsidiaries (collectively, the Company) as of December 31, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lufkin Industries, Inc., and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Andersen LLP

Houston,Texas
February 8, 2002